SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SHAREHOLDERS AGREEMENT dated as of March 2, 2004, among BRC, a corporation (société anonyme) duly incorporated and validly existing under the laws of Luxembourg, having its registered office at 73, Côte d’Eich, L-1450, Luxembourg (“BRC”), Eugénie Patri Sébastien SCA or EPS SCA, a corporation (société en commandite par actions) duly incorporated and validly existing under the laws of Luxembourg having its registered office at 398 Route d’Esch, L-1471 Luxemburg, (“EPS”), Rayvax Société d’investissements SA, a corporation (société anonyme) organized under the laws of Belgium, having its registered office at 19, square Vergote, 1200 Brussels, Belgium (“Rayvax”) and the Stichting Administratiekantoor Interbrew, a foundation duly incorporated and validly existing under the laws of the Netherlands, having its registered office at 548, Herengracht, 1017, CG Amsterdam (“AK”);

WHEREAS BRC and EPS are parties to a Contribution and Subscription Agreement, dated as of March 3, 2004 (the “CSA”), pursuant to which BRC will acquire 141,712,000 shares of capital stock (“Shares”) of Interbrew, a corporation (société anonyme/naamloze vennootschap) organized under the laws of Belgium (the “Company”), pursuant to the Contribution and Subscription;

WHEREAS , as of the date hereof, the AK is the owner of 275,056,026 Shares and upon Closing (this term and certain other terms used herein are defined in Section 1.01) of the Contribution and Subscription, BRC and EPS together will be the owners of 321,700,000 Certificates ;

WHEREAS, upon the Closing Date, BRC will transfer, or cause to be transferred, 141,700,000 of the Shares acquired by BRC to the AK for certification in accordance with the Conditions of Administration and will receive in exchange therefor 141,700,000 Class B Certificates;

WHEREAS on or prior to the date hereof, EPS holds 176,000,000 certificates issued by the AK or Shares representing in the aggregate an interest of 176,000,000 Shares;

WHEREAS prior to the date hereof, Rayvax shall, and shall cause the Founders’ Affiliates who are affiliated to Rayvax, to contribute 60,000,000 certificates issued by the AK to EPS;

WHEREAS BRC and EPS desire to exercise joint equal control over the affairs of the AK and the Company, and to provide for certain rights and restrictions with respect to the governance and management of the AK and the Company, and certain restrictions upon the direct or indirect sale, assignment, transfer, pledge or other disposition of the Certificates and the Shares;

WHEREAS any party to this Agreement is entitled at any time to submit to the other parties any proposal relating to (i) the admission of a new industrial or financial partner as a shareholder of the Company, (ii) a modification of the commitments made pursuant to Section 2.01. and Section 2.02. hereof, (iii) a modification to the composition of the Company Board and, in the event of any such proposal, the parties are prepared to discuss it in good faith, it being understood that any decision relating thereto shall have to be taken by each party hereto in its sole discretion and, if applicable, by the AK Board in accordance with the AK By-laws and the Conditions of Administration (including article 9.4 of the Conditions of Administration).

Accordingly, the parties hereby agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“affiliate” or “affiliated” of any person other than an individual means another person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person and, in the case of an individual, (i) upon the death of such individual, such individual’s executors, administrators or testamentary trustees, (ii) such individual’s spouse, parents, siblings or descendants or such parents’, siblings’ or descendants’ spouses, (iii) a trust or similar arrangement the beneficiaries of which include only such individual or any of the relatives of such individual specified in clause (ii) or (iv) a charitable foundation, charitable trust or similar charitable entity established by such individual and administered by such individual or relatives of such individual specified in clause (ii).

“AmBev” means Companhia de Bebidas das Américas – AmBev, a corporation duly incorporated and validly existing under the laws of the Federative Republic of Brazil, with head offices at Rua Dr Renato Paes de Barros 1017, 4th Floor, 04530-001, São Paulo (SP), enrolled in the taxpayers’registry under number 02.808.708/0001-07.

“By-laws” means the By-laws of the AK, effective as of the Closing Date, as amended from time to time.

“Certificate” means any Class A Certificate or Class B Certificate.

“Class”, when used in reference to any Certificate, refers to whether such Certificate is a Class A Certificate or a Class B Certificate.

“Class A Certificate” means a certificate issued by the AK to EPS or any Permitted Successor or Permitted Transferee of EPS in accordance with Section 2.01(a) in respect of a Share directly or indirectly owned by EPS or such Permitted Successor or Permitted Transferee.

“Class B Certificate” means a certificate issued by the AK to BRC or any Permitted Successor or Permitted Transferee of BRC in accordance with Section 2.02(a) in respect of a Share directly or indirectly owned by BRC or such Permitted Successor or Permitted Transferee.

“Closing” means the closing of the Contribution and Subscription that shall take place at the offices of Linklaters De Bandt, rue Brederode 13, 1000 Brussels, at 3:00 p.m. Brussels time on the fifth business day (the “Closing Date”) following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article XI of the Contribution and Subscription Agreement, or at such other place, time and date as shall be agreed between the Company and BRC.

“Conditions of Administration” means the Conditions of Administration of the AK effective as of the Closing Date, as amended from time to time.

“Contribution and Subscription” means the contribution, transfer and delivery to the Company by BRC of all of the shares of Tinsel Investments SA, a company duly incorporated and validly existing under the laws of Luxemburg, with registered office at 73, Côte d’Eich, L-1450, Luxembourg, and the Company’s issuance and transfer to BRC of 141,700,000 Shares of the Company, upon the terms and subject to the conditions set forth in the Contribution and Subscription Agreement and on the Closing Date.

“control” over any Person means the ability, by having a sufficient amount of the voting securities, or other voting ownership or voting interests, to elect directly or indirectly at least a majority of the board of directors or other governing body of that person.

“Deadlock” means any situation as referred to in Section 4.02.(b) of this Agreement.

“Founder” means, on the one hand, each of the founders of the Company, being the descendants of Roger de Spoelberch, Olivier de Spoelberch, Guillaume de Spoelberch, Geneviève de Pret Roose de Calesberg, Gustave de Mevius, Elisabeth de Haas Teichen, Marthe van der Straten Ponthoz and Albert Van Damme and, on the other hand, each of the controlling shareholders of AmBev, being Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles.

“Founders’ Affiliate” means any legal or natural person affiliated to a Founder.

“Holders” means EPS, BRC and their respective Permitted Successors or Permitted Transferees.

“Lien” means any mortgage, lien, pledge, security or other interest, charge, covenant, option, claim, restriction or encumbrance of any kind or nature whatsoever, other than mandatory liens.

“Member” means, with respect to EPS or BRC, any ultimate direct or indirect owner of Certificates or of Shares which are directly or indirectly owned by BRC or EPS, as the case may be, as of the date hereof.

“Permitted Transferee” means any Founders’ Affiliate; provided, that the voting or economic interests held directly or indirectly in any such Founders’ Affiliate by Persons who are not Founders or Founders’ Affiliates shall not exceed 24.99%.

“Permitted Successor” means, with respect to EPS, any successor as referred to in Section 2.01.(a) of this Agreement and, with respect to BRC, any successor as referred to in Section 2.02.(a) of this Agreement.

“Person” means any individual, firm, corporation, partnership, limited liability company, foundation, trust, joint venture, association, unincorporated organization, governmental entity or other entity.

“Rights” means, in respect of any security, any right, warrant, option or other security which, directly or indirectly, represents the right to purchase or acquire, or is convertible into or exercisable or exchangeable for, or otherwise represents an interest in, such security.

“Shares” means the shares of capital stock of the Company.

“Transfer”, as to any Certificates, Shares or Rights in respect of Certificates or Shares, means to sell, or in any other way transfer, assign, pledge, distribute, encumber or otherwise dispose of, create any Rights in respect of, or permit any Lien to exist on, such Certificates, Shares or Rights, whether directly or indirectly, voluntarily or involuntarily or with or without consideration, including, without limitation, any Transfer of shares or other Rights in a Person that owns, directly or indirectly, such Certificates, Shares or Rights.

ARTICLE II

Transfer Restrictions Relating to the Certificates and the Shares

SECTION 2.01. Restrictions Relating to EPS. (a) EPS shall at the latest on the Closing Date directly hold at least 180,000,000 Class A Certificates; provided, that EPS may Transfer the 180,000,000 Class A Certificates in their entirety to any successor holding company that is directly or indirectly owned solely by Members and Permitted Transferees of EPS and that becomes a party to this Agreement. Subject to the previous sentence, EPS shall not, and shall not permit any Member or Permitted Transferee of EPS or any affiliate thereof to Transfer, or permit the Transfer other than to EPS, a Permitted Transferee or BRC of any Class A Certificates held by EPS, any Member, any Permitted Transferee or any affiliate thereof, or any Rights in respect of such Class A Certificates, or any shares or other Rights in EPS or any other Person that is a direct or indirect shareholder of EPS.

(b) EPS shall cause each Permitted Transferee of Class A Certificates or Shares to become a party to this Agreement by executing a signature page hereto or other instrument of joinder prior to or upon the consummation of any Transfer of Class A Certificates or Shares to such Permitted Transferee. By the execution of such signature page or other instrument of joinder, such Permitted Transferee shall agree to be bound by, and to comply with, all obligations applicable to EPS and its Permitted Transferees under this Agreement. Without limiting the generality of the foregoing, no Permitted Transferee of EPS shall Transfer, or permit the Transfer, other than to EPS, another Permitted Transferee or BRC, of any Class A Certificates or Shares held by such Permitted Transferee or any affiliate thereof, or any Rights in respect of such Class A Certificates or Shares, or any shares or other Rights in such Permitted Transferee or any other Person that is a direct or indirect shareholder of such Permitted Transferee.

SECTION 2.02. Restrictions Relating to BRC. (a) BRC shall at all times directly hold at least 141,700,000 Class B Certificates; provided, that BRC may Transfer the 141,700,000 Class B Certificates in their entirety to any successor holding company that is directly or indirectly owned solely by Members and Permitted Transferees of BRC and that becomes a party to this Agreement. Subject to the previous sentence, BRC shall not, and shall not permit any Member or Permitted Transferee of BRC or any affiliate thereof to Transfer, or permit the Transfer, other than to BRC, a Permitted Transferee or EPS, of any Class B Certificates or Shares held by BRC, any Member, any Permitted Transferee or any affiliate thereof, or any Rights in respect of such Class B Certificates or Shares, or any shares or other Rights in BRC or any other Person that is a direct or indirect shareholder of BRC.

(b) BRC shall cause each Permitted Transferee of Class B Certificates or Shares to become a party to this Agreement by executing a signature page hereto or other instrument of joinder prior to or upon the consummation of any Transfer of Class B Certificates or Shares to such Permitted Transferee. By the execution of such signature page or other instrument of joinder, such Permitted Transferee shall agree to be bound by, and to comply with, all obligations applicable to BRC and its Permitted Transferees under this Agreement. Without limiting the generality of the foregoing, no Permitted Transferee of BRC shall Transfer, or permit the Transfer, other than to BRC, another Permitted Transferee or EPS, of any Class B Certificates or Shares held by such Permitted Transferee or any affiliate thereof, or any Rights in respect of such Class B Certificates or Shares, or any shares or other Rights in such Permitted Transferee or any other Person that is a direct or indirect shareholder of such Permitted Transferee.

SECTION 2.03. Permitted Transfers of Shares by EPS and BRC. Each of EPS, BRC and their respective Permitted Transferees shall be permitted to Transfer Shares not certificated in accordance with the Conditions of Administration to any Person provided that any such Transfers are effected in an orderly manner of disposition that does not disrupt the market for the Shares and in accordance with any conditions established by the Company to ensure such orderly disposition.

SECTION 2.04. Certificate Transfers. In the event of any Transfer of a Certificate by a Holder of one Class to a Holder of the other Class in accordance with Section 2.01 or 2.02, the Certificate to be transferred shall be presented to the AK for cancellation and a Certificate in respect of such other Class shall be issued to the transferee Holder in accordance with the Conditions of Administration.to the transferee Holder in accordance with the Conditions of Administration.

SECTION 2.05. Stop Transfer. Legend (a) The AK shall not register the Transfer of any Certificates unless the Transfer is permitted by Sections 2.01 or 2.02. The Certificate register of the AK and any entry in the Certificate register of the AK made upon any Transfer to a Permitted Transferee shall include the following legend:

"THE CERTIFICATES REPRESENTED BY THIS REGISTRATION ARE SUBJECT TO RESTRICTIONS ON TRANSFER IN ACCORDANCE WITH THE TERMS OF A SHAREHOLDERS' AGREEMENT DATED AS OF MARCH 2, 2004, AND THE CONDITIONS OF ADMINISTRATION OF THE ISSUER AS THE SAME MAY BE AMENDED OR MODIFIED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE ISSUER. NO REGISTRATION OF TRANSFER OF SUCH CERTIFICATES WILL BE MADE ON THE BOOKS OF THE ISSUER UNLESS SUCH RESTRICTIONS ARE COMPLIED WITH."

(b) The parties agree that any purported Transfer of Certificates not permitted by Sections 2.01 or 2.02 shall be deemed null and void and shall not be given effect or recognition by the AK or the Company, as the case may be.

SECTION 2.06. Restrictions on Acquisition of AmBev shares. (a) EPS shall not, and shall not permit any Member or Permitted Transferee of EPS or any affiliate thereof to, directly or indirectly, acquire any shares of capital stock of AmBev, or any Rights in respect of such shares of capital stock except for (i) any shares or Rights acquired on the date hereof, or to be acquired, by the Company pursuant to the terms of the CSA, (ii) any shares or Rights acquired or to be acquired pursuant to AmBev’s board or executive compensation plans and (iii) directors’ qualifying shares, without the prior approval of the AK.

(b) BRC shall not, and shall not permit any BRC Member, BRC Permitted Transferee or any affiliate thereof to, directly or indirectly, acquire any shares of capital stock of AmBev, or any Rights in respect of such shares of capital stock, except for (i) any shares or Rights acquired on the date hereof, or to be acquired, by the Company pursuant to the terms of the CSA, (ii) any shares or Rights held by any such Person as of the date hereof, (iii) any shares or Rights acquired or to be acquired pursuant to AmBev’s board or executive compensation plans and (iv) directors’ qualifying shares, without the prior approval of the AK.

SECTION 2.07. Adjustments Upon Changes in Capitalization. For purposes of Sections 2.01 and 2.02, the number of Certificates referred to in the first sentence thereof shall be appropriately adjusted to give effect to any share dividend, split-up, subdivision or combination of shares or any recapitalization, reclassification, reorganization or similar transaction involving the Company or the AK.

SECTION 2.08.

Call Option. (a) Should there be any violation by any Holder or Member of the Transfer restrictions contained in Section 2.01., Section 2.02. or Section 2.03., each Holder of Certificates of the other Class shall have an irrevocable option to purchase all or any portion of the Offered Certificates (as defined hereinafter) from the non-complying Holder (in the case of violation by a Holder) or from the Holder of the same Class as the non-complying Member (in the case of violations by a Member) (’the Selling Holder’); provided, however, that such option may not be exercised (i) on all or any portion of such Offered Certificates unless such non-complying Holder or Member, as the case may be, has failed to cure such violation within 3 months, calculated from the time the notice of failure to comply is sent by the AK Board (at the request of one or more of its members) to such non-complying Holder or Member, as the case may be, or (ii) by any Holder if such Holder is in violation of such Transfer restrictions at such time.

(b) The option referred to under Section 2.08.(a) relates, as the case may be, to a number of Certificates (all such Certificates being the “Offered Certificates”) held by the Selling Holder, equal to the total number of Certificates held by the Holder (in the case of violations by a Holder) or the total number of Certificates indirectly held by such non-complying Member (in the case of violations by a Member) at the time of the violation of Section 2.01., 2.02. or 2.03., irrespective of the circumstances surrounding such non-compliance.

As an illustration of such rules, the following example may be given :

Should the Selling Holder have 100 Certificates, the option referred to under Section 2.08.(a) shall relate to these 100 certificates. Should the non-complying Member indirectly have a 33% equity or ownership interest in a Holder, in its capacity as ultimate direct or indirect owner of Certificates or of Shares which are directly or indirectly owned by BRC or EPS, the option referred to under Section 2.08.(a) shall only relate to 33% of these 100 certificates.

(c) The option price for each Offered Certificate shall be an amount equal to 80% of the average closing price for a Share on the principal stock exchange on which the Shares are then listed during the 20 business days immediately preceding the last day of the three month period referred to above. Unless such violation has been cured in accordance with Section 2.08.(a), by the end of such three month period, the AK Board shall send a notice to each eligible Holder specifying that such call option may be exercised on all or any portion of the Offered Certificate during the 30-day period beginning on the date on which such notices are deemed delivered in accordance with Section 8.05.

(d) In order to validly exercise such call option, a Holder must deliver to the AK Board, within the 30-day time period referred to above, written notice stating such Holder’s intention to exercise such call option and specifying the number of Offered Certificates such Holder intends to purchase. Such notices shall be irrevocable. If several Holders validly exercise such option, the number of Offered Certificates available for purchase by each Holder shall be such Holder’s pro rata share of such number of Offered Certificates (based on the percentage obtained by dividing the number of Shares and/or Certificates held by such Holder at such time by the number of Shares and/or Certificates held by all Holders validly exercising such call option at such time and multiplying by 100).

(e) Within 8 days following the expiration of the 30-day time period referred to above, the AK Board shall notify the non-complying Holder and the Holders as to the number of Offered Certificates that shall be allocated to any Holders for purchase in accordance with the immediately preceding paragraph. The Transfer of the Offered Certificates shall be deemed to have occurred on the date of such notices, and the AK Board shall ensure that all applicable Transfer formalities in respect of such Offered Certificates are completed as soon as practicable. The option price of the Offered Certificates shall be paid to the Selling Holder as follows: 20% of this price shall be paid within 15 days following such non-complying Holder’s receipt of notice of the completion of the transfer formalities with respect to such Offered Certificates, with the balance payable in four equal annual installments of 20% each on the first four anniversaries of the date of the payment of the first installment. The unpaid portion of the purchase price shall bear interest at a rate per annum equal to one-month LIBOR plus 1% from the date on which the non-complying Holder shall have received notice of the completion of the transfer formalities with respect to such Offered Certificates.

ARTICLE III

Governance and Management of the AK and the Company

SECTION 3.01. Number of Directors. Subject to any limitation provided by any applicable law, the number of directors constituting the board of directors of the AK (the “AK Board”) and the Company (the “Company Board” and together with the AK Board, the “Boards” and each, a “Board”) shall be fixed from time to time by each Board or the certificate holders or shareholders at a general meeting, as applicable, in accordance with their respective By-laws, Conditions of Administration or applicable law, provided, that, unless the Holders otherwise agree, the number of directors constituting the AK Board shall be eight (8) and the number of directors constituting the Company Board shall be not less than twelve (12) nor more than fourteen (14).

SECTION 3.02. Nomination and Appointment of Directors. The composition of each Board shall be determined in accordance with the following provisions:

(a) The eight (8) members of the AK Board shall consist of four (4) directors appointed by the Holders of the Class A Certificates and four (4) directors appointed by the Holders of the Class B Certificates.

(b) The members of the Company Board shall be appointed by the general meeting of shareholders of the Company upon proposal of the AK. Of the members of the Company Board proposed by the AK, four (4) directors shall be nominated exclusively by the Holders of the Class A Certificates, four (4) directors shall be nominated exclusively by the Holders of the Class B Certificates and four (4) to six (6) independent directors shall be nominated by the AK Board.

SECTION 3.03. Election of Directors. At each annual or extraordinary general meeting of shareholders of the Company called for the purpose, among other things, of electing directors of the Company, the AK and, if applicable, the Holders shall vote all of the Shares owned by them or their affiliates in favor of the election to the Company Board of the nominees nominated in accordance with Section 3.02 and against the election of persons nominated in opposition to such nominees.

SECTION 3.04. Committees. The Audit Committee of the Company shall be composed of four directors, one of whom shall be a director proposed by the AK upon nomination by the Holders of the Class A Certificates, one of whom shall be a director proposed by the AK upon nomination by the Holders of the Class B Certificates and two of whom shall be independent directors. Any other committee of each Board, including, without limitation, any “integration” or “convergence” committee of the Company Board, shall be comprised of directors nominated by EPS and BRC in, as nearly as practicable, the same proportion as the representation of the nominees of the Holders of the Class A Certificates and the Class B Certificates on the related Board.

SECTION 3.05. Removal; Vacancies. Subject to any applicable law, each director shall serve until his or her death, disability, resignation or removal. Subject to applicable law, the AK and, if applicable, each Holder agrees to vote at the general meeting of the Company all the Shares owned by it in favor of the removal or suspension of a director of the Company if the Holder who nominated such director recommends his or her removal or suspension. Subject to applicable law, each Holder agrees to cause the directors of the AK nominated by such Holder to vote in favor of the removal or suspension of a director of the AK if the Holder who nominated such director recommends his or her removal or suspension. If a vacancy occurs because of the death, disability, resignation or removal of a director, the Holder who nominated the director shall nominate a successor, and each Board shall elect such successor. In his or her capacity as a director, any such successor shall serve until the next general meeting of shareholders of the Company.

SECTION 3.06. Meetings of Directors.

(a) Regular Meetings. Unless otherwise decided by a majority of the entire Company Board, the Company Board shall hold regular meetings at such times as may be from time to time fixed by resolution of the Company Board, and no notice (other than the resolution) need be given as to regularly scheduled meeting. Special meetings of the Company Board may be called and held at any time upon the call of either Chairman of the Board or at least two members of the entire Company Board, by notice to each director at least three business days before the meeting. Reasonable efforts shall be made to ensure that each director actually receives timely notice of any such special meeting. An annual meeting of the Company Board shall be held without notice immediately following the annual general meeting of the Company.

(b) Telephonic Meetings. Any or all of the directors may participate in a meeting of any Board by means of telephone, videoconference or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by such means shall constitute presence in person at such meeting.

(c) Written Consents. Any action required or permitted to be taken at a meeting of any Board may be taken by unanimous written consent of all the directors to the extent permitted by applicable law.

(d) Quorum and Approval Requirements. In the case of the AK Board, the presence in person or by proxy of at least seven (7) directors shall be necessary to constitute a quorum for the transaction of business and the affirmative vote of a majority of the directors present, including at least two (2) directors appointed by the Holders of the Class A Certificates and two (2) directors appointed by the Holders of the Class B Certificates, shall be required for any action of the AK Board; provided, however, that in the event any meeting of the AK Board shall fail to achieve a quorum due in each case to the absence of directors appointed by the Holders of the same Class of Certificates, the quorum requirement shall not apply to the second meeting and valid resolutions may be passed at such second meeting by the directors then present. In the case of the Company Board, the presence of a majority of the directors constituting the entire Board shall be necessary to constitute a quorum for the transaction of business. EPS and BRC agree to cause the respective directors nominated by them to duly appoint a proxy to attend any meeting from which such directors will be absent so that all directors nominated by EPS and BRC will be present in person or by proxy at all meetings of each Board. Any adjournment of a meeting of the AK Board shall be held no sooner than 48 hours after the time set for the related meeting or previous adjournment.

(e) Chairman. The Chairman of the Company Board shall be an independent director and shall not have a casting vote in the event of a tie.

SECTION 3.07. Charter Documents. The AK and each Holder shall take or cause to be taken all lawful action necessary to ensure at all times that the Conditions of Administration and By-laws of the AK and the by-laws of the Company are not at any time inconsistent with, and to the greatest extent possible under the applicable laws give effect to, the provisions of this Agreement.

ARTICLE IV

Voting Provisions

SECTION 4.01. Company Shareholders’ Meetings. The AK Board will meet prior to each shareholders’ meeting of the Company in order to determine the manner in which the Shares owned by the AK will be voted. One director nominated by the Holders of the Class A Certificates and one director nominated by the Holders of the Class B Certificates shall jointly represent the AK at each ordinary or extraordinary shareholders’ meeting of the Company. Such representatives of the AK shall jointly vote at the shareholders’ meetings of the Company in accordance with the decisions of the AK Board and the Conditions of Administration and By-laws of the AK. If any Ownership Matter (as defined in Section 4.02) or Key Operational Matter (as defined in Section 4.03) shall be considered at any ordinary or extraordinary shareholders’ meeting of the Company, the provisions of Sections 4.02 and 4.03 shall apply.

SECTION 4.02. Ownership Matters. (a) The Company’s by-laws shall require shareholders’ approval with a qualified majority of 75% for the following matters (“Ownership Matters”):

(i) any reduction in the number of outstanding Shares or Rights;

(ii) any issuance of Shares or Rights (being understood that any such issue shall not be regarded as an Ownership Matter if it occurs within the authorized capital of the Company and provided this authorized capital does not relate to the issuance of a number of Shares higher than 3% of the number of outstanding Shares at the beginning of the period for which the authorized capital shall remain valid);

(iii) any repurchase or buy-back of Shares or Rights not in the ordinary course of business (being understood that any such repurchase or buy-back shall only be regarded as being within the ordinary course of business if it is not made in connection with stock option plans and is of a size and scope customary in the market for companies of similar size);

(iv) any merger or split-up of the Company;

(v) any amendment or modification to the by-laws of the Company that would have a material adverse effect on the rights of BRC or EPS;

(vi) the delisting of the Company;

(vii) the liquidation or dissolution of the Company;

(viii) any acquisition or disposal of tangible assets in excess of 1/3 of the Company’s consolidated assets; and

(ix) any modification of the Company’s dividend payout policy (25 to 33 % on average of the Company’s consolidated net cash earnings i.e. net earnings before goodwill amortization).

(b) The AK Board will meet prior to each shareholders’ meeting of the Company at which an Ownership Matter will be considered in order to determine the manner in which the Shares owned by the AK will be voted. If the AK Board takes action in accordance with Section 3.06(d) on the manner in which the AK should vote with respect to any Ownership Matter, it will instruct its representatives to vote the AK’s shares accordingly. If the AK Board cannot take action on the manner in which the AK should vote with respect to any Ownership Matter because of a tie vote (a “Deadlock”), the AK shall instruct its representatives to vote the AK’s Shares against the approval of the Ownership Matter. After the occurrence of a Deadlock on an Ownership Matter, the Holders shall endeavor to resolve the Deadlock for a period of 360 days (the “Cooling Off Period”) from the date of the shareholders’ meeting at which the Ownership Matter was presented for approval. Negotiations between the Holders shall be organized under the supervision of the Chairman of the Board of the Company.

(c) If a Deadlock on an Ownership Matter has not been resolved during the Cooling Off Period in accordance with Section 4.02(b), then, subject to Section 4.02(d), the Holder that wished to approve the Ownership Matter that resulted in the Deadlock (the “Proposing Holder”) may deliver to the other Holder an offer (the “Buy/Sell Offer”) stating the price per Certificate (which must be payable entirely in cash or immediately available funds in accordance with Section 4.02(d) and which shall be adjusted for any share dividend, split-up, subdivision or combination of Certificates occurring after the date of the Buy/Sell offer and prior to the consummation of the sale and purchase of the applicable Certificates) at which the Proposing Holder is willing either to (i) sell all, but not less than all, the Certificates held by the Proposing Holder and its Permitted Transferees to the other Holder (the “Dissenting Holder”) or (ii) purchase (or to cause a nominee or nominees designed by it to purchase) from the Dissenting Holder and its Permitted Transferees all, but not less than all, the Certificates held by the Dissenting Holder and its Permitted Transferees. The Buy/Sell Offer shall be irrevocable for a period of 90 days and shall preempt the right of the Dissenting Holder to make such an offer. Any Buy/Sell Offer must be supported by a valuation report of an internationally recognized investment bank based on a multi-criteria valuation methodology customary in the industry.

(d) Within 60 days following receipt of the Buy/Sell Offer, the Dissenting Holder shall, by notice to the Proposing Holder, elect either to purchase (or to cause a nominee or nominees designated by the Dissenting Holder to purchase) all, but not less than all, the Certificates held by the Proposing Holder and its Permitted Transferees or to sell to the Proposing Holder (or to a nominee or nominees designated by the Proposing Holder) all, but not less than all, the Certificates held by the Dissenting Holder and its Permitted Transferees, in either case at the price set forth in the Buy/Sell Offer. In the event that the Dissenting Holder fails to make such election within such 60-day period, the Proposing Holder may then elect whether to buy all, but not less than all, the Certificates held by the Dissenting Holder and its Permitted Transferees or to sell all, but not less than all, the Certificates held by the Proposing Holder and its Permitted Transferees to the Dissenting Holder at the price set forth in the Buy/Sell Offer. Any election by a Dissenting Holder or Proposing Holder in accordance with this Section 4.02(d) shall be deemed to constitute “acceptance” of a Buy/Sell Offer. Once a Buy/Sell Offer is accepted, the Holders shall consummate such purchase or sale of the applicable Certificates as promptly as practicable, but in no case later than the end of the 90-day period referred to in Section 4.02(b). If the Dissenting Holder has elected to purchase the Certificates held by the Proposing Holder and its Permitted Transferees, and fails to consummate such purchase for any reason within the period set forth in the preceding sentence, the Proposing Holder shall have the right to purchase all, but not less than all, the Certificates held by the Dissenting Holder and its Permitted Transferees at the price stipulated in the Buy/Sell Offer as soon as reasonably practicable. In connection with any sale and purchase pursuant to a Buy/Sell Offer, the selling Holder and its Permitted Transferees shall execute and deliver appropriate instruments and other documents conveying good and valid title to the applicable Certificates, free and clear of any Liens.

(e) The purchase price for the Certificates purchased pursuant to a Buy/Sell Offer shall be paid 20% at the closing, with the balance payable in four equal annual installments of 20% each on the first four anniversaries of the date of the closing. The unpaid portion of the purchase price shall bear interest at a rate per annum equal to one-month LIBOR plus 1% from the date of the closing until the date of payment.

(f) Notwithstanding the foregoing, (i) neither Holder shall be entitled to deliver a Buy/Sell Offer prior to the sixth anniversary of the date of this Agreement and (ii) a Holder that is in default in any material respect in the performance or observance of the terms and conditions of this Agreement shall not be entitled to deliver a Buy/Sell Offer at any time.

SECTION 4.03. Key Operational Matters. (a) The Company’s by-laws will require shareholders’ approval by an absolute majority (50% plus one) of the votes cast at the related shareholders’ meeting for the following matters (“Key Operational Matters”):

(i) appointment upon proposal by the Company Board and ratification of the dismissal by the Company Board of the CEO;

(ii) modification of the Company’s executive remuneration and incentive compensation policy;

(iii) ratification of party transactions with affiliates;

(iv) modification of the Company’s target capital structure and the maximum level of net debt; and

(v) all other matters that under Belgian law must be approved by the shareholders, including the nomination of directors, the distribution of dividends, approval of the Company’s accounts, appointment of auditors and discharge of the Company Board.

(b) The AK Board will meet prior to each shareholders’ meeting of the Company at which a Key Operational Matter will be considered in order to determine the manner in which the Shares owned by the AK will be voted. If the AK Board takes action in accordance with Section 3.06(d) on the manner in which the AK should vote with respect to any Key Operational Matter, it will instruct its representatives to vote the AK’s Shares accordingly. If the AK Board is Deadlocked on the manner in which the AK should vote with respect to any Key Operational Matter, then the directors appointed by the Holders of the Class A Certificates or the directors appointed by the Holders of the Class B Certificates shall have an alternating casting vote in accordance with Section 4.05 to break such Deadlock.

SECTION 4.04. Other Operational Matters. All other matters submitted to Company Board approval (by Belgian law in accordance with the Company’s by-laws or internal corporate governance rules as modified where appropriate) (“Other Operational Matters”) will be decided by simple majority of the Company Board. If, prior to or during any meeting of the Company Board, it becomes apparent that the nonindependent directors proposed by the AK are Deadlocked as to how to vote with respect to Other Operational Matters, then they will meet separately from the independent directors and endeavor to reach a consensus. If a consensus cannot be reached, then the directors appointed by the Holders of the Class A Certificates or the directors appointed by the Holders of the Class B Certificates shall have an alternating casting vote in accordance with Section 4.05 to break such Deadlock.

SECTION 4.05. Order of Alternating Casting Votes. In the event of any Deadlock with respect to a Key Operational Matter or Other Operational Matter, the directors appointed by the Holders of the Class A Certificates and the directors appointed by the Holders of the Class B Certificates shall have an alternating casting vote, with the first such casting vote being cast by the directors appointed by the Holders of the Class [_] Certificates1; provided, however, that, notwithstanding the foregoing, if any Holder shall default in any material respect in the performance or observance of the terms and conditions of this Agreement, the directors appointed by the nondefaulting Holder shall have the exclusive right to cast the casting vote for a period of one (1) year after the date of the default.

____________________________________
1 EPS and BRC should flip a coin prior to Closing to determine whether the first casting vote will be cast by the A directors or the B directors.

SECTION 4.06. Shares Held by EPS and BRC. Each of EPS and BRC agrees that it will vote, and that it will cause each of its Permitted Transferees who shall have acquired Shares pursuant to a Transfer that would take place after the Closing Date, to vote, all Shares owned by EPS or BRC, as the case may be, or such Permitted Transferees, that are not certificated in accordance with the Conditions of Administration of the AK, in the same manner as the Shares owned by the AK.

ARTICLE V

Representations and Warranties

SECTION 5.01. Representations and Warranties of the Parties. Each party hereby represents and warrants to each other party as follows:

(a) Execution and Delivery; Enforceability. This Agreement has been duly and validly executed and delivered by such party and constitutes – to the extent permitted by any applicable law - the legal, valid and binding obligation of such party, enforceable against it in accordance with its terms.

(b) No Conflicts. The execution and delivery by such party of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the Shares or Certificates under, any provision of (i) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement or arrangement binding upon such party or any of its properties or assets or (ii) any applicable laws or any judgments, orders or decrees of any court or governmental agency or body, being understood that some provisions of this Agreement could conflict with provisions of the AK By-laws and of the Conditions of Administration as currently into force.

(c) Legal Proceedings. There are no judgments, orders or decrees of any kind against such party that are unpaid or unsatisfied, nor is there any legal action, suit or other legal or administrative proceeding pending, threatened or reasonably anticipated that could be filed against such party, that would adversely affect the ability of such party to perform its obligations under this Agreement.

(d) Bankruptcy or Insolvency. Such party has not filed or commenced, or suffered or submitted to the filing or commencement of, any bankruptcy or insolvency proceeding under applicable law.

(e) Affiliated Party Transactions. Neither such party nor any of its affiliates or Members has engaged in any material transaction with the Company except, in the case of BRC and its affiliates, the transactions contemplated in the CSA, since the Company’s shares listing on the First Market of Euronext Brussels.

SECTION 5.02. Representations and Warranties of the AK, EPS and Rayvax. The AK represents and warrants that until the Closing Date, no Transfer of Shares or Certificates shall take place that would violate the AK By-laws or the Conditions of Administration as in force on the date hereof. The AK also represents and warrants that upon the date hereof, it is the owner of 275,056,026 Shares. EPS represents and warrants that on or prior to the date hereof, it holds in the aggregate 176,000,000 Certificates issued by the AK or Shares. Rayvax represents and warrants that it shall cause the Founders’Affiliates who are affiliated to Rayvax to contribute on or before the Closing Date 60,000,000 certificates issued by the AK to EPS.

ARTICLE VI

Additional Covenants

SECTION 6.01. Information Rights. Each director of the Company shall be entitled to receive as promptly as practicable after such information is available (i) quarterly consolidated unaudited financial statements and reports of the Company and its subsidiaries, (ii) consolidated annual audited financial statements and reports of the Company and its subsidiaries, and (iii) such other information relating to the business, affairs, prospects or condition (financial or otherwise) of the Company and its subsidiaries as is available to the Company that such director may reasonably request.

SECTION 6.02. Redomiciliation. The parties shall complete an examination of the feasibility and desirability of redomiciling the Company to another jurisdiction by no later than the first anniversary of the Closing. Among the factors that will be considered in such examination will be the tax consequences to the Company and its shareholders, the enforceability of agreements such as this Agreement and the Conditions of Administration under the laws of such jurisdiction, the acceptability of such jurisdiction to the capital markets, the corporate governance environment of such jurisdiction and the corporate law regime of such jurisdiction. If the result of such examination is positive, the Company will be redomiciled as soon as practicable. In connection with such redomiciliation, the parties will modify this Agreement and the Conditions of Administration and By-laws of the AK, or enter into agreements and other arrangements substantially the same as this Agreement, the Conditions of Administration and By-laws of the AK, in each case making only such changes as may be necessary to conform such agreements and arrangements to the laws of the Company’s new jurisdiction of domicile.

SECTION 6.03. Audits. The financial statements and accounts of the AK shall be audited on an annual basis by internationally recognized independent public accountants.

SECTION 6.04. Purpose of Agreement. The purpose of this Agreement and the Conditions of Administration are to provide a means by which the Holders of Class A Certificates on the one hand and Holders of Class B Certificates on the other hand may exercise joint equal control over the business and affairs of the AK and the Company. Each Holder agrees not to take any action, or omit to take any action, if such action or omission would adversely affect the Holders’ joint equal control of the AK and the Company, except to the extent such action or omission is expressly permitted or contemplated by this Agreement or the Conditions of Administration.

SECTION 6.05. Further Assurances. From time to time, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary or desirable to further assure or give effect to the provisions of this Agreement.

ARTICLE VII

Condition Precedent

SECTION 7.01. Subject to Section 7.02., the effectiveness of the obligations of the parties under this Agreement is subject to the condition precedent that Closing of the Contribution and Subscription shall have occurred.

SECTION 7.02. The condition precedent specified in Section 7.01, however, does not apply to the obligations contained under Section 2.06, Articles V, Section 6.02, Section 6.03 and Article VIII , all of which shall become effective immediately upon execution of this Agreement, being understood, however, that, should the CSA be terminated, the obligations referred to in this Agreement would automatically elapse.

ARTICLE VIII

General Provisions

SECTION 8.01. Survival; Effective Date; Term; Termination. The representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall survive the execution and delivery of this Agreement. Except for the provisions of Section 2.06, Article V, Section 6.02, Section 6.03 and Article VIII , all of which shall become effective immediately upon execution of this Agreement, this Agreement shall become effective as of the Closing of the Contribution and Subscription under the CSA, being understood, however, that, should the CSA be terminated for any reason, the obligations referred to in this Agreement shall elapse. Upon becoming fully effective, this Agreement shall remain in effect for an initial term of twenty (20) years from the date of the Closing and shall thereafter be automatically renewed for successive renewal terms of ten (10) years each unless, not later than two (2) years prior to the expiration of the initial or any renewal term, either party notifies the other in writing of its election to terminate the Agreement. In the event of any such election to terminate, the Agreement shall terminate upon the expiration of the then current term.

SECTION 8.02. Specific Performance. The parties agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that in the event of breach by any party damages would not be an adequate remedy, and each of the other parties shall be entitled to specific performance and injunctive and other equitable relief to the extent permitted by applicable law in addition to any damages or any other remedy to which it may be entitled, at law or in equity. The parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

SECTION 8.03. Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party (including by operation of law in connection with a merger or consolidation of such party) except to a successor holding company as provided in Section 2.01(a) and 2.02(a) without the prior written consent of the other parties hereto. Any attempted assignment in violation of this Section 8.03 shall be void.

SECTION 8.04. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

SECTION 8.05. Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by fax or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or fax, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), as follows:

(i) if to the AK,

Stichting Administratie Kantoor Interbrew

548, Herengracht, 1017, CG Amsterdam, the Netherlands

Attention: The Board

with a copy at the following address:

Zarf Trust, Zeemansstraat 13, 3016 CN Rotterdam

(ii) if to EPS,

EPS SCA

398 Route d’Esch, L-1471 Luxemburg

Attention: The Board

(iii) if to BRC,

BRC SA

73, Côte d’Eich, L-1450, Luxembourg

Attention : Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles

(iv) if to Rayvax,

Rayvax SA

19, Square Vergote

1200 Brussels

Attention : The Board

SECTION 8.06. Interpretation; Exhibits and Schedules; Certain Definitions. The headings contained in this Agreement or in any Exhibit or Schedule hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

SECTION 8.07. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties. An executed counterpart of this Agreement delivered by fax shall be deemed to be an original and shall be as effective for all purposes as delivery of a manually executed counterpart.

SECTION 8.08. Entire Agreement. This Agreement, together with the CSA, the Conditions of Administration and By-laws of the AK and the other agreements contemplated in the CSA to which the parties to the present Agreement are parties, along with the Schedules and Exhibits thereto, contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in such other agreements.

SECTION 8.09. Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances. In such case the parties shall negotiate in good faith in order to replace such term or provision by another term or provision with a similar legal and economic effect, to the extent permitted by applicable law. Also, should any new legal or regulatory provision, or any case-laws development render this Agreement invalid, illegal or unenforceable in any respect, the parties shall negotiate in good faith in order to replace such term or provision by another term or provision with a similar legal and economic effect, to the extent permitted by applicable law.

SECTION 8.10. Arbitration. (a) All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

(b) The number of arbitrators shall be three, one appointed by the plaintiff party or parties, one by the respondent party or parties and a chairman appointed jointly by the first two arbitrators. In the event that, in multiple party proceedings, the plaintiff parties or the respondent parties are not able to reach consensus on the appointment of their arbitrator, such (and only such) arbitrator shall be appointed by the International Chamber of Commerce.

(c) Any party to the dispute submitted to arbitration in connection with this Agreement may assert a counterclaim or cross-claim against any other party to the dispute based on any breach of this Agreement. Any party to the dispute shall have access to all documents filed by any other party.

(d) The parties agree that the ICC Court of Arbitration shall fix separate advances on costs in respect of each claim, counterclaim or cross-claim.

(e) The parties agree that if a dispute raises issues which are the same as or substantially connected with issues raised in a related dispute arising in connection with this Agreement, the CSA or any other Operative Document (as defined in the CSA) such dispute and such related dispute shall be finally settled by the first appointed arbitral tribunal, provided a joinder of proceedings is requested by at least one party to any of the disputes.

(f) The place of arbitration shall be Paris, France. The language of the arbitration shall be English.

(g) The arbitrators will have no authority to award punitive damages or any other damages not measured by the prevailing party’s actual damages, and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this contract.

(h) Any party may make an application to the arbitrators seeking injunctive relief to maintain the status quo until such time as the arbitration award is rendered or the controversy is otherwise resolved. Any party may apply to any court having jurisdiction hereof to seek injunctive relief in order to maintain the status quo until such time as the arbitration award is rendered or the controversy is otherwise resolved.

SECTION 8.11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Belgium.

[the remainder of this page is intentionally left blank]

Done in Brussels, on March 2, 2004 in four originals. Each of the parties acknowledges having received its own original.

AK,

By /s/ Frederic de Mevius
/s/ Alexandre Van Damme

By
_/s/ Charles Adriaenssen

EPS,

By
/s/ Frederic de Mevius

By /s/ Alexandre Van Damme
/s/ Charles Adriaenssen

BRC,

By
/s/ Jorge Paulo Lemann

By
/s/ Roberto Thompson Motta

Rayvax,

By
/s/ Arnoud de Pret Roose de
Callsberg

By
/s/ Charles Adriaenssen

CONTRIBUTION AND SUBSCRIPTION AGREEMENT

by and among

S-BRACO PARTICIPAÇÕES S.A.

ROUGEVAL LIMITED

TINSEL INVESTMENTS INC.

EMPRESA DE ADMINISTRAÇÃO E PARTICIPAÇÕES S.A.-ECAP

BRACO S.A.

BRACO MANAGEMENT INC.

TINSEL PARTICIPAÇÕES LTDA

TINSEL INVESTMENTS S.A.

BRC S.A.

THE STICHTING INTERBREW

EUGÉNIE PATRI SÉBASTIEN

BRACOPAR S.A.

and

INTERBREW S.A.

Dated as of

March 3, 2004

Page ii i

Table of contents

Page

ARTICLE I

Certain Definitions

SECTION 1.01	Certain Definitions	2
SECTION 1.02	Terms Generally	9
SECTION 1.03	Interpretation; Exhibits and Schedules	9

ARTICLE II

Contribution and Subscription; Closing; Closing Date

SECTION 2.01	The Contribution and Subscription; Closing	10
SECTION 2.02	Closing Date	11

ARTICLE III

The SB Restructuring

SECTION 3.01	The SB Restructuring	11

ARTICLE IV

Representations and Warranties of the SB Group Companies

SECTION 4.01	Organization, Standing and Power	12
SECTION 4.02	Authority; Execution and Delivery; Enforceability	13
SECTION 4.03	No Conflicts; Consents	13
SECTION 4.04	Brokers or Finders	14

ARTICLE V

Additional Representations and Warranties of the SB Group Companies

ARTICLE VI

Representations and Warranties of Interbrew

ARTICLE VII

Representations and Warranties of the Stichting and EPS

SECTION 7.01	Organization, Standing and Power	25
SECTION 7.02	Authority; Execution and Delivery; Enforceability	25
SECTION 7.03	No Conflicts; Consents	25
SECTION 7.04	Stichting Certificates	26

ARTICLE VIII

Additional Pre-Closing Covenants

ARTICLE IX

No Solicitation; SB Transfer Restrictions

SECTION 9.01	No Solicitation	34
SECTION 9.02	Transfer Restrictions	35

ARTICLE X

Additional Covenants

ARTICLE XI

Conditions Precedent

ARTICLE XII

Termination, Amendment and Waiver

SECTION 12.01	Termination	42
SECTION 12.02	Effect of Termination	43
SECTION 12.03	Amendments and Waivers	43

ARTICLE XIII

Indemnification

ARTICLE XIV

General Provisions

Exhibits
Exhibit A	Form of Labatt Incorporação Agreement
Exhibit B	Form of Interbrew Shareholders’ Agreement
Exhibit C	LST Lock-up Agreement
Exhibit D	EPS Lock-up Agreements
Exhibit E	Form of Amended Stichting By-Laws
Exhibit F	Form of Amended Interbrew By-Laws
Exhibit G	Form of Amended Conditions of Administration
Exhibit H	FAHZ Amendment
Exhibit I	AmBev 2003 Financial Statements
Exhibit J	Interbrew 2003 Financial Statements

CONTRIBUTION AND SUBSCRIPTION AGREEMENT, dated as of March 3, 2004 (this “Agreement”), by and among BRC S.A., a corporation organized under the laws of Luxembourg as a SOPARFI, and as a resident of Luxembourg for tax purposes (“BRC”), Tinsel Investments S.A., a corporation organized under the laws of Luxembourg as a SOPARFI, and as a resident of Luxembourg for tax purposes (“Tinsel Lux”), S-Braco Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil (“SB”), Braco S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Braco”), Braco Management Inc., a corporation organized under the laws of the Bahamas (“Braco Management”), Bracopar S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Bracopar”), Empresa de Administração e Participações S.A.-ECAP, a corporation organized under the laws of the Federative Republic of Brazil (“ECAP”), Tinsel Participações Ltda, a corporation organized under the laws of the Federative Republic of Brazil (“Tinsel Participações”), Tinsel Investments Inc., a corporation organized under the laws of the Bahamas (“Tinsel”), and Rougeval Limited, a corporation organized under the laws of the Bahamas (“Rougeval”), on the one hand, and the Stichting Interbrew, a foundation organized under the laws of the Netherlands (the “Stichting”), Eugénie Patri Sébastien, a société en commandite par actions organized under the laws of Luxembourg that currently holds a majority of the outstanding certificates issued by the Stichting (“EPS”) and Interbrew S.A., a public limited liability company organized under the laws of the Kingdom of Belgium (“Interbrew”), on the other hand (each, a “Party” and collectively, the “Parties”).

WITNESSETH:

WHEREAS, BRC desires to subscribe for 141,712,000 ordinary shares, without nominal value, of Interbrew (the “Interbrew Shares”), by contributing to Interbrew all of the issued and outstanding shares of Tinsel Lux (the “Tinsel Lux Shares”), and Interbrew desires to accept such contribution by BRC of the Tinsel Lux Shares as payment for BRC’s subscription for the Interbrew Shares;

WHEREAS, the corporate structure of the SB Group Companies (as defined below) shall be reorganized to facilitate the completion of the transactions described herein;

WHEREAS, simultaneously with the execution and delivery of this Agreement, Interbrew, Labatt Brewing Canada Holding Ltd., a corporation organized under the laws of the Bahamas, and Companhia de Bebidas das Américas-AmBev, a corporation organized under the laws of the Federative Republic of Brazil (“AmBev”) have entered into the Incorporação Agreement in the form attached as Exhibit A (the “Labatt Incorporação Agreement”) pursuant to which Labatt shall become a subsidiary of AmBev (the “Labatt Incorporação”);

WHEREAS, BRC desires to deposit the Interbrew Shares in the Stichting in exchange for certificates issued by the Stichting representing a beneficial economic interest in the Interbrew Shares;

WHEREAS, BRC and EPS desire to amend the by-laws and the terms of administration of the Stichting, as well as the by-laws of Interbrew, and together with the Stichting, to enter into a shareholders’ agreement in relation to Interbrew in the form attached as Exhibit B (the “Interbrew Shareholders’ Agreement”);

WHEREAS, the contributing shareholders of SB, simultaneously with the execution and delivery of this Agreement, are entering into a lock-up agreement in the form attached as Exhibit C (the “LST Lock-up Agreement”);

WHEREAS, the contributing shareholders of EPS, simultaneously with the execution and delivery of this agreement, are entering into a lock-up agreement in the form attached as Exhibit D (the “EPS Lock-up Agreement”); and

WHEREAS, the Parties desire to set forth certain additional agreements relating to the transactions described herein.

Accordingly, the Parties hereby agree as follows:

ARTICLE I.........

Certain Definitions

SECTION 1.01. ...Certain Definitions. (a) The following terms are used in this Agreement with the meanings set forth below:

“affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person and, in the case of an individual, (i) upon the death of such individual, such individual’s executors, administrators or testamentary trustees, (ii) such individual’s spouse, parents, siblings or descendants or such parents’, siblings’ or descendants’ spouses, (iii) a trust the beneficiaries of which include only such individual or any of the relatives of such individual specified in clause (ii) and (iv) a charitable foundation, charitable trust or similar charitable entity established by such individual and administered by such individual or relatives of such individual in clause (ii).

“AmBev Capital Stock” means, collectively, all of the AmBev Common Stock and AmBev Preferred Stock issued and outstanding.

“AmBev Common Stock” means the ordinary shares or American Depositary Shares representing deposited ordinary shares, in each case, without par value, of AmBev.

“AmBev Preferred Stock” means the preferred shares or American Depositary Shares representing deposited shares of preferred shares, in each case without par value, of AmBev.

“AmBev Shareholders’ Agreement” means the Shareholders’ Agreement of AmBev dated July 1, 1999, as amended, by and among FAHZ, Braco and ECAP, and, where the context requires, shall include such agreement as amended by the FAHZ Amendment.

“AmBev Shareholders’ Meeting” means the meeting of AmBev shareholders at which a vote shall be taken with respect to the Labatt Incorporação.

“AmBev Shareholders’ Meeting Materials” means any written material furnished to shareholders of AmBev under Applicable Law in connection with the AmBev Shareholders’ Meeting.

“Amended Interbrew By-Laws” means the by-laws of Interbrew as amended on or prior to the Closing Date, the form of which is attached as Exhibit E, pursuant to which, among other things, the maximum size of Interbrew’s board of directors shall be increased to 14.

“Amended Stichting By-Laws” means the by-laws of the Stichting as amended on or prior to the Closing Date, the form of which is attached as Exhibit F.

“Amended Conditions of Administration” means the Conditions of Administration of the Stichting as amended on or prior to the Closing Date, the form of which is attached as Exhibit G.

“Antitrust Laws” means any applicable antitrust or competition laws.

“BAC” means Beverage Associates (BAC) Corp., a corporation organized under the laws of the British Virgin Islands.

“BAC Tag-Along Right” means the tag-along right of the BAC shareholders, as set forth in Section 2.03 of the Share Transfer Agreement dated as of January 31, 2003 by and among Braco, ECAP, FAHZ, BAC and AmBev.

“Base Price” means U.S. $24.85 per Depositary Share representing 100 shares of AmBev Common Stock or AmBev Preferred Stock, as applicable.

“Bracopar Common Stock” means the issued and outstanding shares of common stock, no par value, of Bracopar.

“Braco Capital Stock” means all of the issued and outstanding capital stock of Braco.

“Braco Common Stock” means the shares of common stock, no par value, of Braco.

“Braco Management Capital Stock” means all of the issued and outstanding capital stock of Braco Management.

“Braco Preferred Stock” means the shares of preferred stock, no par value, of Braco.

“Brazilian Corporation Law” means Law no. 6.404 of December 15, 1976 of the Federative Republic of Brazil, as amended.

“Brazilian GAAP” means generally accepted accounting principles in the Federative Republic of Brazil as in effect at the time any applicable financial statements were prepared.

“Confidentiality Agreement” means the Mutual Confidentiality Agreement dated as of October 15, 2003 between Interbrew and AmBev, as amended on November 25, 2003.

“Disclosure Schedule” means the schedules delivered by the Parties concurrently with the execution of this Agreement setting forth, among other things, items the disclosure of which is necessary or appropriate either (a) in response to an express informational requirement contained in or requested by a provision this Agreement or (b) as an exception to one or more representations or warranties or covenants contained in this Agreement.

“ECAP Capital Stock” means all of the issued and outstanding capital stock of ECAP.

“ECAP Common Stock” means the shares of common stock, no par value, of ECAP.

“ECAP Preferred Stock” means the shares of preferred stock, no par value, of ECAP.

“Euronext Brussels” means the Belgian-regulated market operated by Euronext Brussels S.A./N.V., a corporation organized under the laws of the Kingdom of Belgium and recognized as market undertaking in accordance with Article 16 of the Belgian Law of August 2, 2002 governing the supervision of the financial sector and the financial services.

“Exchange Act” means U.S. Securities Exchange Act of 1934, as amended.

“Excluded Taxes” means (i) the registration duties (“droits d’enregistrement”), if any, resulting from the sale by Tinsel of its Tinsel Participações Shares to Tinsel Lux in accordance with the Restructuring and (ii) Belgium indirect taxes, if any, due or becoming due as a result of the Closing.

“FAHZ” means Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência, a charitable foundation organized under the laws of the Federative Republic of Brazil.

“FAHZ Amendment” means the amendment to the AmBev Shareholders’ Agreement dated as of March 2, 2004 by and among FAHZ, Braco and ECAP, a copy of which is attached as Exhibit H.

“IFRS” means International Financial Reporting Standards as in effect at the time any applicable financial statements were prepared.

“Interbrew Common Stock” means all of the issued and outstanding ordinary shares, notional value of €0.77 per share, of Interbrew.

“Interbrew Listing Prospectus” means the prospectus that is required under Belgian Applicable Law to list the Interbrew Shares on the First Market of Euronext Brussels.

“Interbrew Material Adverse Effect” means a material adverse effect (a) on the business, assets, financial condition, prospects or results of operations of Interbrew and its subsidiaries, the Stichting and EPS taken as a whole, (b) on the ability of Interbrew, the Stichting or EPS to perform its respective obligations under this Agreement and the Operative Documents to which it is, or is specified to be, a party, or (c) on the ability of Interbrew or EPS to consummate the Transactions.

“Interbrew Shareholders’ Meeting” means the meeting of Interbrew shareholders to be held in the presence of a notary at which a vote shall be taken with respect to, inter alia, (i) the Contribution and Subscription and (ii) the Amended Interbrew By-Laws.

“Interbrew Shareholders’ Meeting Materials” means any written material furnished to shareholders of Interbrew in connection with the Interbrew Shareholders’ Meeting.

“Labatt” means Labatt Brewing Company Limited, a corporation organized under the laws of Canada.

“Labatt Side Letter” means the letter dated the date hereof from Labatt Holding B.V. to Interbrew International BV, a corporation organized under the laws of the Netherlands, with respect to certain matters related to the Labatt Incorporação.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, unasserted or otherwise, including those arising under any Applicable Law or pursuant to any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Entity and those arising under any Contract, and including, for the avoidance of doubt, any Taxes.

“Operative Documents” means (i) the Labatt Incorporação Agreement, (ii) the FAHZ Amendment, (iii) the Interbrew Shareholders’ Agreement, (iv) the Amended Terms of Administration, (v) the Amended Stichting By-Laws, (vi) the Amended Interbrew By-Laws, (vii) the LST Lock-up Agreement, (viii) the EPS Lock-up Agreement, (ix) the Labatt Side Letter and (x) the other agreements and instruments to be executed and delivered, or to take effect, in connection with or as contemplated by this Agreement or any of the foregoing agreements.

“person” means any individual, firm, corporation, partnership, limited liability company, foundation, trust, joint venture, association, unincorporated organization, Governmental Entity or other entity.

“Pre-Closing Liabilities” means any and all Liabilities of any of the SB Group Companies (other than AmBev) arising prior to the Closing or in any way relating to the period ending on the Closing, including any such Liabilities that are set forth in any Section of the Disclosure Schedule and any Liabilities relating to the Restructuring (other than the Excluded Taxes).

“Quinsa” means Quinsa of Quilmes Industrial (“Quinsa”) Société Anonyme. “Rougeval Shares” means the issued and outstanding common stock, $1.00 par value, of Rougeval.

“SB Group Company” means each of SB, BRC, Tinsel Lux, Braco, Tinsel, Rougeval, Braco Management, ECAP, Tinsel Participações, Bracopar and AmBev, and, in each case, any successors thereto (it being understood that SB will be dissolved in connection with the Restructuring and that BRC will be deemed the successor to SB following such dissolution for purposes of this Agreement and references to SB following such dissolution shall be deemed to be references to BRC where the context so requires).

“SB Material Adverse Effect” means a material adverse effect (a) on the business, assets, financial condition, prospects or results of operations of the SB Group Companies and AmBev’s subsidiaries, taken as a whole, or (b) on the ability of any SB Group Company to perform its obligations under this Agreement and the Operative Documents to which it is, or is specified to be, a party, or (c) on the ability of any SB Group Company to consummate the Transactions.

“subsidiary” of any person means another person, an amount of the voting securities or other voting ownership or voting interests of which sufficient to elect at least a majority of its board of directors or other governing body is owned directly or indirectly by such first person or by another subsidiary of such first person.

“Tax” or “Taxes” means all federal, provincial, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever including all corporate franchise, income, sales, use, ad valorem, receipts, value added, profits, license, withholding, payroll, employment, excise, premium, property, customs, net worth, capital gains, transfer, stamp, documentary, social security, environmental, alternative minimum, occupation, recapture, territorial, goods and services, harmonized sales, capital, employer health taxes, health taxes, social services taxes, education taxes, all employment insurance, health insurance, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping taxes, all license, franchise and registration fees, and other taxes, and including all interest, penalties and additions imposed with respect to such amounts, and all amounts payable pursuant to any agreement or arrangement with respect to Taxes.

“Tinsel Participações Shares” means the shares of common stock, no par value, of Tinsel Participações.

“Tinsel Shares” means the shares of common stock, $1.00 par value, of Tinsel.

“Transactions” means each of the transactions contemplated by this Agreement or any of the Operative Documents.

“U.S. GAAP” means generally accepted accounting principles in the United States of America as in effect at the time any applicable financial statements were prepared.

(b) The following terms are defined in the Section set forth opposite the term:

Terms	Section
Agreement	Preamble
AmBev	Witnesseth
AmBev 2003 Financial Statements	5.04(b)
AmBev SEC Documents	5.04(a)
AmBev SEC Financial Statements	5.04(b)
AmBev Shares	5.02(b)
Antitrust Authorities	8.02(e)
Applicable Law	4.03
BAC Premium	10.03
BFIC	6.06(a)
Braco	Preamble
Braco Capital Stock	5.02(b)
Braco Management	Preamble
Bracopar	Preamble
Bracopar Shares	5.02(b)
Braco Owned AmBev Shares	5.02(b)
Braco Shares	5.02(b)
BRC	Preamble
Closing	2.02
Closing Date	2.02
Consent	4.03
Contract	4.03
Contribution and Subscription	2.01(a)
CVM	8.02(e)
ECAP	Preamble
ECAP Owned AmBev Shares	5.02(b)
ECAP Shares	5.02(b)
EPS	Preamble
EPS Lock up Agreement	Witnesseth
Governmental Entity	4.03
Incorporação Laudo	8.02(a)
Indemnifying Party	13.01(a)
Indemnifying SB Party	13.05(a)
Interbrew	Preamble
Interbrew 2003 Financial Statements	6.06(b)
Interbrew BFIC Documents	6.06(a)
Interbrew BFIC Financial Statements	6.06(b)
Interbrew Capital Stock	6.02
Interbrew Indemnities	13.05(a)
Interbrew Losses	13.05(a)
Interbrew Representatives	8.07(a)
Interbrew Shareholders’ Agreement	Witnesseth
Interbrew Shares	Witnesseth
Interbrew Third Party Claim	13.08(a)
Interbrew Voting Debt	6.02
Judgment	4.03
Labatt Incorporação	Witnesseth
Labatt Incorporação Agreement	Witnesseth
Liens	4.03
LST Lock-up Agreement	Witnesseth
MTO	10.4
Other Bid	9.01
Party	Preamble
Representatives	9.01
Restructuring	3.01(a)
Rights	5.02(a)
Rougeval	Preamble
SB	Preamble
SB Group Companies Capital Stock	5.02(a)
SB Group Company Voting Debt	5.02(a)
SB Indemnitees	13.01(a)
SB Losses	13.01(a)
SB Owned AmBev Shares	5.02(b)
SB Representatives	8.07(b)
SB Third Party Claim	13.04(a)
SEC	5.04(a)
Stichting	Preamble
Stichting Interests	9.02
Target	9.01
Tinsel	Preamble
Tinsel Lux	Preamble
Tinsel Lux Shares	Witnesseth
Tinsel Participações	Preamble
Transfer	9.02

SECTION 1.02. ...Terms Generally. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Agreement include both the plural and the singular;

(b) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; and

(c) the words “including” and “include” and other words of similar import shall be deemed to be followed by the phrase “without limitation”.

SECTION 1.03. ...Interpretation; Exhibits and Schedules. The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

ARTICLE II........

Contribution and Subscription; Closing; Closing Date

SECTION 2.01. ...The Contribution and Subscription; Closing. (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Tinsel and Rougeval shall cause BRC to, and BRC shall, contribute, transfer and deliver to Interbrew all of the Tinsel Lux Shares, in bearer form or registered in the name of Interbrew, and Interbrew shall issue and transfer to BRC the Interbrew Shares as set forth below. The subscription to the Interbrew Shares and payment therefor in the form of a contribution to Interbrew of the Tinsel Lux Shares are referred to in this Agreement as the “Contribution and Subscription”.

(b) At the Closing:

(i) Tinsel and Rougeval shall cause BRC to, and BRC shall, contribute and transfer to Interbrew and deliver to Interbrew (A) certificates representing Tinsel Lux Shares, in bearer form or registered in the name of Interbrew, with appropriate transfer tax stamps, if any, affixed, and (B) deliver or cause to be delivered such other documents as Interbrew or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement including with respect to the Restructuring;

(ii) (A) Interbrew shall issue the Interbrew Shares to BRC and register them in the name of BRC in the shareholders’ register of Interbrew, (B) BRC shall thereafter transfer the Interbrew Shares to the Stichting for certification thereof by the Stichting, and immediately thereafter, Interbrew shall register the transfer of the Interbrew Shares from BRC to the Stichting in the shareholders’ register of Interbrew (such mention to be signed and dated by BRC and the Stichting) and shall deliver to the Stichting certificates representing the Interbrew Shares certified by the Stichting in favor of BRC, and (C) Interbrew shall deliver or cause to be delivered to BRC such other documents as BRC or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement; and

(iii) Each of the Amended Terms of Administration, the Amended Stichting By-Laws, the Amended Interbrew By-Laws and the Interbrew Shareholders’ Agreement shall become effective.

SECTION 2.02. ...Closing Date. The closing of the Contribution and Subscription (the “Closing”) shall take place at the offices of Linklaters De Bandt, rue Brederode 13, 1000 Brussels, at 2:00 p.m. Brussels time on the fifth business day (the “Closing Date”) following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article XI, or at such other place, time and date as shall be agreed between Interbrew and BRC. The Parties shall use their reasonable best efforts in accordance with Section 8.02 to have the Closing occur as soon as practicable.

ARTICLE III.......

The SB Restructuring

SECTION 3.01. ...The SB Restructuring.

(a) Between the date of this Agreement and prior to the Closing, the SB Group Companies (excluding AmBev) (i) will increase the capital of Tinsel Participações by causing Tinsel Lux to contribute a minimum amount of U.S. $100 million to Tinsel Participações, (ii) subsequently, Tinsel Participações will discharge all its Liabilities in full and (iii) following such discharge, no later than one day prior to the Closing Date, Tinsel Participações will have applied for a registration of foreign investment with the Central Bank of Brazil in an amount equivalent to no less than U.S. $130 million.

(b) Immediately prior to the Closing, the SB Group Companies shall be reorganized in the manner and on the terms previously agreed by Interbrew and the SB Group Companies (the “Restructuring”), as a result of which, immediately prior to the Closing, (i) BRC, as its sole asset, will hold 1,000 Tinsel Lux Shares, representing 100% of all of the capital stock of Tinsel Lux issued and outstanding, (ii) Tinsel Lux, as its sole asset, will hold 5,635,664,826 Tinsel Participações Shares, representing 100% of all of the issued and outstanding capital stock of Tinsel Participações, (iii) Tinsel Participações, as its sole assets, will hold 4,214,345,035 shares of AmBev Common Stock, representing approximately 26.78%, including treasury shares, of all of the AmBev Common Stock issued and outstanding, 280,833,991 shares of ECAP Common Stock, representing approximately 99.74% of all of the issued and outstanding ECAP Common Stock, and 367,650,721 shares of ECAP Preferred Stock, representing approximately 97.82% of all of the ECAP Preferred Stock issued and outstanding, (iv) ECAP, as its sole asset, will hold 4,039,568,225 shares of AmBev Common Stock, representing approximately 25.67%, including treasury shares, of all of the AmBev Common Stock issued and outstanding, and (v) Tinsel Lux will hold indirectly, through Tinsel Participações and ECAP, 8,253,913,260 shares of AmBev Common Stock, representing approximately 52.45%, including treasury shares, of the AmBev Common Stock issued and outstanding, in each case (i) through (v), free and clear of all Liens.

(c) BRC shall cause the investment of Tinsel Lux in Tinsel Participações, at the time of the Closing, to have a registration of foreign investment with the Central Bank of Brazil in an amount equivalent to no less than U.S. $130 million, which shall represent at least 99.03% of Tinsel Lux’s equity interest in Tinsel Participações at such time, such registration to be subject only to processing of such registration by the Central Bank of Brazil.

ARTICLE IV........

Representations and Warranties of the SB Group Companies

Each SB Group Company (other than AmBev) represents and warrants, jointly and severally, to the Stichting, EPS and Interbrew, as follows:

SECTION 4.01. ...Organization, Standing and Power. (a) Each SB Group Company and AmBev’s subsidiaries is duly organized, validly existing and in good standing (to the extent recognized by the laws of the jurisdiction in which it is organized) under the laws of the jurisdiction in which it is organized and has full power (corporate or otherwise) and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted or as otherwise contemplated herein, other than such franchises, licenses, permits, authorizations and approvals, the lack of which, individually or in the aggregate, have not had and would not reasonably be expected to have an SB Material Adverse Effect.

(b) Each SB Group Company and each of AmBev’s subsidiaries is duly qualified to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties makes such qualification necessary except, with respect to SB and Braco, in such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, have not had and would not reasonably be expected to have an SB Material Adverse Effect.

(c) SB has delivered to Interbrew true and complete copies of the charter documents, articles of incorporation, by-laws or other constituent documents, in each case as amended through the date of delivery, of each of the SB Group Companies.

SECTION 4.02. ...Authority; Execution and Delivery; Enforceability. Each SB Group Company (other than AmBev) has full power and authority to execute this Agreement, and each SB Group Company has, or at the time of execution thereof will have, full power and authority to execute each Operative Document to which it is, or is specified to be, a party and to consummate the Transactions. The execution and delivery by each SB Group Company (other than AmBev) of this Agreement and the execution by each SB Group Company of each other Operative Document to which it is, or is specified to be, a party and the consummation by the SB Group Companies of the Transactions have, or will have prior to the Closing Date, been duly authorized by all necessary corporate action, except as set forth in Schedule 4.02. Each SB Group Company (other than AmBev) has duly executed and delivered this Agreement, and each SB Group Company prior to the Closing Date will have duly executed and delivered each Operative Document specified to be delivered on or before the Closing Date to which it is, or is specified to be, a party, and this Agreement constitutes, and each Operative Document to which a SB Group Company is, or is specified to be, a party, or by which such SB Group Company will be bound, will as of the Closing Date constitute, such SB Group Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability.

SECTION 4.03. ...No Conflicts; Consents. The execution and delivery by each SB Group Company (other than AmBev) of this Agreement does not, the execution and delivery by each SB Group Company of each Operative Document to which it is, or is specified to be, a party, or by which it will be bound, will not, and the consummation of the Transactions and compliance by the SB Group Companies with the terms hereof and thereof will not, contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, require the consent of any person under, or give rise to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or except as set forth in Schedule 4.03(a), trigger any change of control provision under, or result in the creation of any mortgages, liens, security or other interests, charges, easements, leases, subleases, covenants, rights of way, options, claims, restrictions or encumbrances of any kind (collectively, “Liens”) upon any of the properties or assets of any SB Group Company or any AmBev subsidiary under any provision of (a) the charter documents, articles of incorporation, by-laws or other organizational documents of any SB Group Company or any AmBev subsidiary, if applicable, (b) any contract, lease, license, indenture, agreement, commitment or other legally binding arrangement (a “Contract”) to which an SB Group Company or any AmBev subsidiary is a party or by which any of its properties or assets are bound or (c) any judgment, order or decree (“Judgment”) or applicable national, state, local or foreign statute, law (including common law), ordinance, rule or regulation (“Applicable Law”) applicable to any SB Group Company, any AmBev subsidiary or any of their respective properties or assets, other than, in the case of clauses (b) and (c) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have an SB Material Adverse Effect. Except as set forth in Schedule 4.03(b), no consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, any national, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to any SB Group Company or any of AmBev’s subsidiaries in connection with (i) the execution, delivery and performance of this Agreement or any Operative Document to which a SB Group Company is, or is specified to be, a party, or by which it will be bound, or the consummation of the Transactions to be consummated by any SB Group Company pursuant to this Agreement or any Operative Document or (ii) the ownership by Interbrew of the Tinsel Lux Shares following the Closing, other than (A) compliance with and filings under the Antitrust Laws, (B) compliance with and filings under the Exchange Act and the securities laws of the Federative Republic of Brazil, (C) any required Central Bank of the Federative Republic of Brazil registration or (D) any required filings with the São Paulo Board of Trade.

SECTION 4.04. ...Brokers or Finders. No agent, broker, investment banker or other firm or person retained, directly or indirectly, by or on behalf of any SB Group Company or any of their respective affiliates is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the Transactions, except for Citigroup Global Markets, Inc., all of whose fees and expenses will be paid by AmBev, and Rinaldini & Co., LLC, all of whose fees and expenses will be paid by or on behalf of SB.

ARTICLE V.........

Additional Representations and Warranties of the SB Group Companies

Each SB Group Company represents and warrants, jointly and severally, to the Stichting, EPS and Interbrew, as follows:

SECTION 5.01. ...SB Group Company Operations; Assets; Liabilities. (a) except as set forth in Schedule 5.01, (i) since the date of its formation, other than the ownership of the Tinsel Lux Shares and any activities reasonably incidental thereto, BRC has not engaged in any other business or activity, has not owned, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person, and has not created, incurred or permitted to exist any Liability, other than any Liability reasonably incidental to its ownership of the Tinsel Lux Shares and activities reasonably incidental to its entering into this Agreement and performing its obligations hereunder, including in connection with the Restructuring; (ii) since the date of its formation, other than the ownership of the Tinsel Participações Shares and any activities reasonably incidental thereto, Tinsel Lux has not engaged in any other business or activity, will not have owned, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person, and has not created, incurred or permitted to exist any Liability other than any Liability reasonably incidental to its ownership of the Tinsel Participações Shares and activities reasonably incidental to its entering into this Agreement and performing its obligations hereunder, in each case, that are de minimis, including in connection with the Restructuring (provided that any Liabilities incurred in connection therewith shall be discharged in full prior to the Closing); (iii) immediately prior to the Closing, other than the ownership of the Braco Shares and the ECAP Shares and any activities reasonably incidental thereto, Tinsel Participações will not engage in any other business or activity, will not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person and will not create, incur or permit to exist any Liability, other than any Liability reasonably incidental to its ownership of the Braco Shares and ECAP Shares and activities reasonably incidental to its entering into this Agreement and performing its obligations hereunder or in connection with the Restructuring (provided that any Liabilities incurred in connection therewith shall be discharged in full prior to the Closing); (iv) other than its ownership of the Braco Owned AmBev Shares and the ECAP Shares, Braco will not conduct any business or activity other than in the ordinary course of business consistent with past practice or in connection with the Restructuring and will not have any Liabilities other than Liabilities incurred in the ordinary course of business consistent with past practice or incurred in connection with the Restructuring and (v) immediately prior to the Closing, other than the ownership of the ECAP Owned AmBev Shares and any activities reasonably incidental thereto, ECAP will not engage in any other business or activity, will not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person, and will not create, incur or permit to exist any Liability, other than any Liability reasonably incidental to its ownership of the ECAP Owned AmBev Shares and activities reasonably incidental to its entering into this Agreement and performing its obligations hereunder, including in connection with the Restructuring (provided that any Liabilities incurred in connection therewith shall be discharged in full prior to the Closing).

(b) Immediately prior to the Closing, (i) BRC will have no assets other than the Tinsel Lux Shares, (ii) Tinsel Lux will have no assets other than the Tinsel Participações Shares, (iii) Tinsel Participações will have no assets other than the Braco Owned AmBev Shares, the SB Owned AmBev Shares and the ECAP Shares and (iv) ECAP will have no assets other than the ECAP Owned AmBev Shares.

SECTION 5.02. ...Capital Stock of each SB Group Company and AmBev’s Subsidiaries. Set forth in Schedule 5.02 is the authorized capital stock, as of the date hereof and the Closing Date, and the number of issued and outstanding shares of each SB Group Company (collectively, the “SB Group Companies Capital Stock”), other than for issuances currently contemplated to the extent set forth in Schedule 5.02, and the name of each holder thereof (other than with respect to AmBev). Except for their respective SB Group Companies Capital Stock and as set forth in Schedules 5.01 and 5.02, there are not, and at the Closing Date there will not be, any shares of capital stock or other equity or voting securities of any SB Group Company issued, reserved for issuance or outstanding. The SB Group Companies Capital Stock and any other equity or voting securities of each SB Group Company are, and at the Closing Date, except as contemplated in Schedule 5.01, will be, duly authorized, validly issued, fully paid and nonassessable and, except as set forth in Schedule 5.02, free of preemptive rights, with no personal liability attaching to ownership thereof and, except as contemplated by the Operative Documents, none of the SB Group Companies Capital Stock is, or at the Closing Date will be, subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any Applicable Law, the charter documents, articles of incorporation or other constituent documents of such SB Group Company or any of AmBev’s subsidiaries or any Contract to which it is a party or by which it is otherwise bound. All the outstanding shares of capital stock of each subsidiary of AmBev have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof, and are owned, beneficially and of record by AmBev or one of its subsidiaries, except as set forth in Schedule 5.02. There are no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of SB Group Companies Capital Stock may vote (collectively, “SB Group Company Voting Debt”). Except as set forth above, as contemplated by the Operative Documents and as set forth on Schedule 5.02, as of the date of this Agreement, there are not, and as of the Closing Date there will not be, any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind (collectively, “Rights”) to which any SB Group Company or any of AmBev’s subsidiaries is a party or by which any of them is bound: (i) obligating it or any of AmBev’s subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, such SB Group Company or of any of AmBev’s subsidiaries or any SB Group Company Voting Debt, (ii) obligating any SB Group Company or any of AmBev’s subsidiaries to issue, grant, extend or enter into any such Rights or (iii) giving any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the SB Group Companies Capital Stock. As of the date of this Agreement, there are, and as of the Closing Date, there will be, no outstanding contractual obligations of any SB Group Company or any of AmBev’s subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of any such SB Group Company or any of AmBev’s subsidiaries, other than as contemplated by the Transactions or as set forth on Schedule 5.02.

(b) As of the date hereof, (i) SB has good and valid title to (A) 136,171 shares of Braco Common Stock and 55,625 shares of Braco Preferred Stock, together representing approximately 43.55% of the Braco Capital Stock (such shares of Braco Common Stock and Braco Preferred Stock, collectively the “Braco Shares”), and (B) 888,214,820 shares of AmBev Common Stock, representing approximately 5.64%, including treasury shares, of all of the issued and outstanding AmBev Common Stock (the “SB Owned AmBev Shares”) and (C) 540,824 shares of Bracopar Common Stock and 220,735 shares of Bracopar Preferred Stock (such shares of Bracopar Common Stock and Bracopar Preferred Stock, collectively the “Bracopar Shares”), representing approximately 76.11% of all issued and outstanding shares of the capital stock of Bracopar; (ii) Bracopar has good and valid title to 100,000 shares of Braco Management representing 100% of all issued and outstanding shares of the Braco Management Capital Stock, (iii) Braco Management has good and valid title to 5,000 shares of Rougeval Common Stock, representing 100% of all issued and outstanding shares of the capital stock of Rougeval; (iv) Braco has good and valid title to (A) 3,326,130,215 shares of AmBev Common Stock, representing approximately 21.14%, including treasury shares, of the AmBev Common Stock (the “Braco Owned AmBev Shares”), and (B) 280,833,991 shares of ECAP Common Stock and 367,650,721 shares of all of the issued and outstanding ECAP Preferred Stock, representing approximately 98.64% of the ECAP Capital Stock (such shares of ECAP Common Stock and ECAP Preferred Stock, collectively the “ECAP Shares”); (v) Rougeval has good and valid title to 5,000 Tinsel Shares, representing 100% of all issued and outstanding shares of the capital stock of Tinsel; (vi) Tinsel has good and valid title to 5,635,664,822 Tinsel Participações Shares, representing approximately 99.99% of all issued and outstanding shares of the capital stock of Tinsel Participações; (vii) Tinsel Participações has good and valid title to 188,365 shares of Braco Preferred Stock, representing approximately 42.77% of the Braco Capital Stock; and (viii) ECAP has good and valid title to 4,039,568,225 shares of AmBev Common Stock, representing approximately 25.67%, including treasury shares, of the AmBev Common Stock (the “ECAP Owned AmBev Shares”, and together with the SB Owned AmBev Shares and the Braco Owned AmBev Shares, the “AmBev Shares”), in each case (i)-(viii) free and clear of all Liens and, in the case of the investment of Tinsel in Tinsel Participações Shares only, 99.03% of which is fully registered with the Central Bank of the Federative Republic of Brazil. The AmBev Shares represent approximately 52.45%, including treasury shares, of all of the AmBev Common Stock.

(c) On the Closing Date, (i) BRC will have good and valid title to all of the Tinsel Lux Shares; (ii) Tinsel Lux will have good and valid title to all of the Tinsel Participações Shares; (iii) Tinsel Participações will have good and valid title to (A) all of the Braco Owned AmBev Shares, (B) the SB Owned AmBev Shares and (C) the ECAP Shares; and (iv) ECAP will have good and valid title to the ECAP Owned AmBev Shares, in each case (i)-(iv) free and clear of all Liens and, in the case of the investment of Tinsel Lux in Tinsel Participações Shares only, at least 99.03% of which will be fully registered with the Central Bank of Brazil, subject only to processing of the registration by the Central Bank of Brazil.

(d) Other than pursuant to this Agreement, the Operative Documents and the Contracts described on Schedule 5.02, none of the Tinsel Lux Shares, the Tinsel Participações Shares, the Braco Shares, the ECAP Shares or the AmBev Shares is subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Tinsel Lux Shares, the Tinsel Participações Shares, the Braco Shares, the ECAP Shares or the AmBev Shares.

SECTION 5.03. ...Tinsel Lux Shares. The Tinsel Lux Shares constitute all of the issued and outstanding capital stock of Tinsel Lux. Assuming Interbrew has the requisite power and authority to be the lawful owner of the Tinsel Lux Shares, upon (i) delivery to Interbrew at the Closing of the Tinsel Lux Shares in bearer form or registered in the name of Interbrew, and (ii) issuance to BRC of the Interbrew Shares, good and valid title to the Tinsel Lux Shares, and beneficial ownership of all of the AmBev Shares, will pass to Interbrew, free and clear of any Liens.

SECTION 5.04. ...SEC Documents.

(a) Since January 1, 2003, AmBev has filed all reports, schedules, forms, statements and other documents required to be filed by AmBev with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Sections 13(a) and 15(d) of the Exchange Act (the “AmBev SEC Documents”).

(b) As of its respective dates (or, if amended, as of the date of such amendment), each AmBev SEC Document complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such AmBev SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of AmBev included in the AmBev SEC Documents (the “AmBev SEC Financial Statements”) and the audited consolidated financial statements of AmBev for the year ended December 31, 2003 attached hereto as Exhibit I (the “AmBev 2003 Financial Statements”) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with Brazilian GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and fairly present the consolidated financial position of AmBev and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) AmBev does not have any Liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required to be disclosed by Brazilian GAAP with reference to the AmBev 2003 Financial Statements as a whole, except as disclosed, reflected or reserved against in the AmBev 2003 Financial Statements or the footnotes thereto.

SECTION 5.05. ...Absence of Certain Changes or Events.

(a) Except as disclosed in the AmBev SEC Documents filed and publicly available prior to the date of this Agreement or in the Quinsa SEC filings filed and publicly available since January 1, 2003, or in the AmBev 2003 Financial Statements, since December 31, 2003 or in Schedule 5.05(a), to the best of each SB Group Company’s knowledge, AmBev has conducted its business only in the ordinary course consistent with past practice, and there has not been:

(i) any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have an SB Material Adverse Effect;

(ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any AmBev Capital Stock, except, for the avoidance of doubt, the proposed cash dividend in respect of 2003 as disclosed in the AmBev 2003 Financial Statements, or any repurchase for value by AmBev of any AmBev Capital Stock or Rights of AmBev;

(iii) any issuance, split, combination or reclassification of any AmBev Capital Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of SB Group Companies Capital Stock or Rights of AmBev; or

(iv) any change in accounting methods, principles or practices by AmBev or any of its subsidiaries materially affecting the consolidated assets, liabilities or results of operations of AmBev, except insofar as may have been required by an applicable change in Brazilian GAAP or U.S. GAAP.

(b) Except as disclosed in the AmBev SEC Documents filed and publicly available prior to the date of this Agreement or in the Quinsa SEC filings filed and publicly available since January 1, 2003 or the AmBev 2003 Financial Statements, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the SB Group Companies, threatened against any of the SB Group Companies, AmBev or any of AmBev’s subsidiaries which have had, or would reasonably be expected to have, an SB Material Adverse Effect or (ii) obligations or other Liabilities, whether or not accrued, and whether or not required to be disclosed, or any other facts or circumstances that could result in any claims against, or other obligations or Liabilities of, AmBev or any of AmBev’s subsidiaries which have had, or would reasonably be expected to have, an SB Material Adverse Effect.

SECTION 5.06. Control. (a) For accounting purposes, AmBev is controlled by Braco, ECAP and FAHZ.

(b) As of the Closing Date, apart from the provisions of the AmBev Shareholders’ Agreement, there will be no contractual limitations binding upon SB, Braco or ECAP that would restrict Braco’s ability, as holder (together with ECAP) of 52.8% of the AmBev Common Stock to exercise control over AmBev.

ARTICLE VI

Representations and Warranties of Interbrew

Interbrew represents and warrants to each SB Group Company (other than AmBev) as follows:

SECTION 6.01. Organization, Standing and Power. Other than as set forth in Schedule 6.01, each of Interbrew and its subsidiaries is duly organized and validly existing under the laws of the jurisdiction in which it is organized and has full power (corporate or otherwise) and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets, and to conduct its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals, the lack of which, individually or in the aggregate, have not had and would not reasonably be expected to have an Interbrew Material Adverse Effect. Other than as set forth in Schedule 6.01, each of Interbrew and its subsidiaries is duly qualified to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, have not had and would not reasonably be expected to have an Interbrew Material Adverse Effect. Interbrew has delivered, or will have delivered, to SB true and complete copies of the charter documents, articles of incorporation, by-laws or other constituent documents, in each case as amended through the date of delivery, of Interbrew.

SECTION 6.02. Capital Stock of Interbrew and its Subsidiaries. As of the date hereof, the authorized capital stock of Interbrew consists of €495,800,000, other than for issuances that are currently contemplated to the extent set forth in Schedule 6.02. As of the date hereof, there are 432,098,182 shares of Interbrew Common Stock issued and outstanding (“Interbrew Capital Stock”). Except for Interbrew Capital Stock and as set forth on Schedule 6.02, there are not and, as of the Closing Date will not be, any shares of capital stock or other equity or voting securities of Interbrew issued, reserved for issuance or outstanding. The Interbrew Capital Stock and any other equity or voting securities of Interbrew are, and as of the Closing Date will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof and have not been and will not be subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any Applicable Law, the articles of association of Interbrew or similar charter documents of its subsidiaries or any Contract to which Interbrew is a party or otherwise bound. All the outstanding shares of capital stock of each subsidiary of Interbrew have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof and are owned, beneficially and of record by Interbrew or one of its subsidiaries, except as set forth in Schedule 6.02. There are not, and at the Closing Date will not be, any bonds, debentures, notes or other indebtedness of Interbrew having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Interbrew Capital Stock may vote (collectively, “Interbrew Voting Debt”). Except as set forth in Schedule 6.02 and except as contemplated by the Operative Documents, there are no Rights to which Interbrew or any of its subsidiaries is a party or by which any of them is bound: (i) obligating Interbrew or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Interbrew or any Interbrew Voting Debt, (ii) obligating Interbrew or any of its subsidiaries to issue, grant, extend or enter into any such Rights or (iii) giving any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Interbrew Capital Stock. Except as set forth in Schedule 6.02, as of the date of this Agreement, there are, and as of the Closing Date, there will be, no outstanding contractual obligations of Interbrew or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Interbrew or any of its subsidiaries.

SECTION 6.03. Interbrew Shares. (a) Other than pursuant to this Agreement, the Operative Documents and the Contracts described on Schedule 6.03, the Interbrew Shares are not, and will not be, subject to any voting trust agreement or other Contract, including any Contract relating to the voting, dividend rights or disposition of the Interbrew Shares. Upon issuance, the Interbrew Shares will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof, and will not be subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Applicable Law, the articles of association of Interbrew or any Contract to which Interbrew is a party or otherwise bound.

(b) Assuming BRC has the requisite power and authority to be the lawful owner of Interbrew Shares, upon (i) registration of BRC in the shareholders’ register of Interbrew and signing and dating of the registering mention at the Closing (at which time certificates confirming the registration of the Interbrew Shares in the name of BRC will be delivered to BRC), and (ii) Interbrew’s receipt of the Tinsel Lux Shares, good and valid title to the Interbrew Shares will pass to BRC, free and clear of any Liens.

SECTION 6.04. Authority; Execution and Delivery; Enforceability. Interbrew has full power and authority to execute this Agreement and the Operative Documents to which it is, or is specified to be, a party, or by which it will be bound, and to consummate the Transactions, except as set forth in Schedule 6.04. The execution and delivery by Interbrew of this Agreement and the Operative Documents to which it is, or is specified to be, a party and the consummation by Interbrew of the Transactions have been duly authorized by all necessary corporate action, except as set forth in Schedule 6.04. Interbrew has duly executed and delivered this Agreement and, prior to the Closing Date, will have duly executed and delivered each Operative Document specified to be delivered on or before the Closing Date to which it is, or is specified to be, a party, and this Agreement constitutes, and each such Operative Document to which it is, or is specified to be, a party, or by which it will be bound, will, as of the Closing Date, constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability.

SECTION 6.05. No Conflicts; Consents. Except as set forth in Schedule 6.05(a), the execution and delivery by Interbrew of this Agreement does not, the execution and delivery by Interbrew of each Operative Document to which it is, or is specified to be, a party, or by which it will be bound, will not, and the consummation of the Transactions and compliance by Interbrew with the terms hereof and thereof will not contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or trigger, any change of control provisions under, or result in the creation of any Liens upon any of the properties or assets of Interbrew or any of its subsidiaries under, any provision of (a) the charter documents, articles of incorporation, or by-laws of Interbrew or any of its subsidiaries, (b) any Contract to which Interbrew or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (c) any Judgment or Applicable Law applicable to Interbrew or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (b) and (c) above, any such items that individually or in the aggregate, have not had and would not reasonably be expected to have a Interbrew Material Adverse Effect. Except as set forth in Schedule 6.05(b), no Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Interbrew or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or any Operative Document or the consummation of the Transactions.

SECTION 6.06. Belgian Filings. (a) Interbrew has filed all reports, schedules, forms, statements and other documents required to be filed by Interbrew with the National Bank of the Kingdom of Belgium and the Belgian Banking, Finance and Insurance Commission (the “BFIC”) since January 1, 2003 (the “Interbrew BFIC Documents”). As of its respective date (or if amended, as of the date of such amendment), each Interbrew BFIC Document complied in all material respects with the requirements of Belgian Applicable Law applicable to such Interbrew BFIC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Each of Interbrew’s consolidated financial statements for the years ended December 31, 2001 and 2002 (the “Interbrew BFIC Financial Statements”), as filed with the National Bank of the Kingdom of Belgium and with the BFIC, and Interbrew’s audited consolidated financial statements for the year ended December 31, 2003 attached hereto as Exhibit J (the “Interbrew 2003 Financial Statements”) have been prepared in conformity with IFRS consistently applied throughout the periods involved (except in each case as described in the notes thereto) and fairly present, the consolidated financial position of Interbrew and its subsidiaries and the consolidated results of their operations and cash flows as of the dates and for the periods indicated thereof.

(c) Interbrew does not have any Liabilities or obligations or any nature (whether accrued, absolute, contingent or otherwise) required to be disclosed by IFRS with reference to the Interbrew 2003 Financial Statements as a whole, except as disclosed, reflected or reserved against in the Interbrew 2003 Financial Statements or the footnotes thereto.

SECTION 6.07. Absence of Certain Changes or Events.

(a) Except as disclosed in Interbrew’s Annual Reports, Half-Yearly Reports and press releases filed or made publicly available prior to the date of this Agreement or in the Interbrew 2003 Financial Statements or in Schedule 6.07(a), since December 31, 2003, Interbrew has conducted its business only in the ordinary course consistent with past practice, and during such period there has not been:

(i) any event, change, effect or development that, individually or in the aggregate, have had or would reasonably be expected to have an Interbrew Material Adverse Effect;

(ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Interbrew Capital Stock, except, for the avoidance of doubt, the proposed cash dividend in respect of 2003 as disclosed in the Interbrew 2003 Financial Statements, or any repurchase for value by Interbrew of any Interbrew Capital Stock or Rights of Interbrew;

(iii) any issuance, split, combination or reclassification of any Interbrew Capital Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Interbrew Capital Stock or Rights of Interbrew; or

(iv) any change in accounting methods, principles or practices by Interbrew or any of its subsidiaries materially affecting the consolidated assets, liabilities or results of operations of Interbrew, except insofar as may have been required by an applicable change in IFRS.

(b) Except as disclosed in Interbrew’s Annual Reports, Half-Yearly Reports, and press releases filed and publicly available prior to the date hereof, except as set forth in Schedule 6.07(b), there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the officers of Interbrew, threatened against Interbrew or any of its subsidiaries which have had, or would reasonably be expected to have, an Interbrew Material Adverse Effect or (ii) obligations or other Liabilities, whether or not accrued, and whether or not required to be disclosed, or any other facts or circumstances that could result in any claims against, or obligations or Liabilities of, Interbrew or any of its affiliates which has had or would reasonably be expected to have, an Interbrew Material Adverse Effect.

SECTION 6.08. Brokers or Finders. No agent, broker, investment banker or other firm or person retained, directly or indirectly, by or on behalf of Interbrew or its affiliates is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the Transactions contemplated by this Agreement, except Lazard B.V. and Goldman Sachs International, all of whose fees and expenses will be paid by Interbrew.

ARTICLE VII

Representations and Warranties of the Stichting and EPS

Each of the Stichting and EPS represents and warrants, severally but not jointly, in each case with respect to itself, to each SB Group Company (other than AmBev) as follows:

SECTION 7.01. Organization, Standing and Power. (a) It is duly organized, validly existing and in good standing under the laws of the Netherlands, with respect to the Stichting, and Luxembourg, with respect to EPS, and has full power (corporate or otherwise) and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets, including the shares of Interbrew Common Stock it holds, and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals, the lack of which, individually or in the aggregate, have not had and would not reasonably be expected to have an Interbrew Material Adverse Effect.

(b) It has delivered to SB true and complete copies of its conditions of administration, with respect to the Stichting, and articles of association, with respect to EPS, in each case as amended through the date of delivery.

SECTION 7.02. Authority; Execution and Delivery; Enforceability. It has full power and authority to execute this Agreement and at the time of execution of the Interbrew Shareholders’ Agreement will have, full power and authority to execute such Interbrew Shareholders’ Agreement, and to consummate the Transactions to be consummated by it. The execution and delivery by it of this Agreement and the consummation by it of the Transactions to be consummated by it pursuant to this Agreement or any Operative Documents to which it is a party or by which it is bound, have, or will have prior to the Closing Date, been duly authorized by all necessary corporate action. It has duly executed and delivered this Agreement, and prior to the Closing Date will have duly executed and delivered the Interbrew Shareholders’ Agreement, and this Agreement constitutes, and the Interbrew Shareholders’ Agreement will as of the Closing Date constitute, its legal, valid and binding obligation under the laws of the Netherlands, in the case of the Stichting, and under the laws of Luxembourg, in the case of EPS, in each case enforceable against it in accordance with its terms to the extent governed by the laws of the Netherlands, in the case of the Stichting, or the laws of Luxembourg, in the case of EPS, subject to the effects of applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability, in each case under the laws of its jurisdiction.

SECTION 7.03. No Conflicts; Consents. The execution and delivery by it of this Agreement does not, and the execution and delivery by it of the Interbrew Shareholders’ Agreement will not, and the consummation of the Transactions to be consummated by it pursuant to this Agreement or any Operative Document to which it is a party or by which it is bound and compliance by it with the terms hereof and thereof will not, contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, require the consent of any person under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or trigger any change of control provision under, or result in the creation of any Liens upon any of its properties or assets under any provision of (a) the conditions of administration with respect to the Stichting and the articles of association with respect to the EPS, (b) any Contract to which it is a party or by which any of its properties or assets are bound or (c) any Judgment or Applicable Law other than, in the case of clauses (b) and (c) above, any such items that individually or in the aggregate, have not had and would not reasonably be expected to have an Interbrew Material Adverse Effect. No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to it in connection with the execution, delivery and performance of this Agreement or the Interbrew Shareholders’ Agreement or the consummation of the Transactions to be consummated by it pursuant to this Agreement or any Operative Document to which it is a party or by which it is bound or the certification of Interbrew Shares to be transferred to the Stichting by BRC, other than required disclosure and filing with BFIC.

SECTION 7.04. Stichting Certificates. EPS holds, in the aggregate, 176 million certificates in the Stichting and shares of Interbrew Common Stock, in each case, free and clear of all Liens, except as set forth in the articles of association of EPS.

ARTICLE VIII

Additional Pre-Closing Covenants

SECTION 8.01. Covenants Relating to Conduct of Business. (a) No Party shall take any action that would, or that could reasonably be expected to, result in any of the conditions set forth in Article XI not being satisfied.

(b) During the period beginning on the date hereof and ending on the Closing Date, each SB Group Company shall cause the businesses of the SB Group Companies and AmBev’s subsidiaries, and each of the Stichting and EPS shall cause its business, and Interbrew shall cause its business and the business of its subsidiaries, to be conducted in the usual, regular and ordinary course in substantially the same manner as previously conducted (including with respect to research and development efforts, advertising, promotions, capital expenditures and inventory levels) and use all commercially reasonable efforts to keep intact their respective businesses, keep available the services of their current employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others with whom they deal to the end that their respective businesses shall be unimpaired at the Closing. In addition (and without limiting the generality of the foregoing), during such period, none of the SB Group Companies shall, and each SB Group Company shall not permit any other SB Group Company or any of AmBev’s subsidiaries to, and Interbrew, shall not, and shall not permit any of its subsidiaries to, do any of the following (except as contemplated to effect the Transactions), without the prior written consent of SB, in the case of Interbrew or Interbrew’s subsidiaries, or Interbrew, in the case of the SB Group Companies and AmBev’s subsidiaries:

(i) amend the by-laws or other constitutive documents of Interbrew, Cobrew N.V., Brandbrew N.V. or Interbrew International B.V., with respect to Interbrew, or AmBev, Companhia Cervejaria Brsahma, Quincy or any SB Group Company, with respect to the SB Group Companies except to the extent required by Applicable Law or as set forth on Schedule 8.01(b)(i);

(ii) de-list from any stock exchange where its or its subsidiaries’ shares or American Depositary Shares are listed;

(iii) file for bankruptcy, liquidation or dissolution or make an assignment for the benefit of its creditors with respect to itself or its significant subsidiaries (as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act) except to the extent set forth on Schedule 8.01(b)(iii);

(iv) merge into, consolidate with or transfer all or substantially all of its or its subsidiaries’ properties and assets, in the aggregate, to any individual, corporation or other entity, except as provided in this Agreement, the Labatt Incorporação Agreement or as contemplated by the other Operative Documents;

(v) make any acquisitions or enter into lines of business outside the beverages industry and beverage distribution industry except, with respect to Interbrew, as set forth on Schedule 8.01(b)(v) in accordance with pre-existing agreements;

(vi) make any material change in any accounting principles, practices, methods or policies other than those required by applicable authoritative accounting bodies, including IFRS with respect to Interbrew and Brazilian GAAP or U.S. GAAP with respect to any SB Group Company;

(vii) change its external auditor other than to an internationally recognized public accounting firm;

(viii) make any acquisitions or dispositions of businesses or assets in the beverages industry exceeding U.S. $1 billion in value or any acquisitions or dispositions in the beverages industry the value of which, considered together with anticipated future acquisitions or dispositions as part of the same series involving the same counterparty, would have a value exceeding U.S. $1 billion in the aggregate other than acquisitions or dispositions that are required in accordance with the current terms of any existing agreements, or that are contemplated or otherwise permissible by this Agreement (including those contemplated by Article III hereof), the Labatt Incorporação Agreement or the Labatt Side Letter;

(ix) incur or assume any incremental indebtedness for borrowed money or guarantee any such indebtedness, except in an amount that in the aggregate does not result in an increase in net debt, as reflected on the consolidated balance sheet at December 31, 2003 included in the AmBev 2003 Financial Statements or the Interbrew 2003 Financial Statements, as the case may be, of more than U.S. $1 billion except as set forth on Schedule 8.01(b)(ix);

(x) make any change in the size or composition of the board of directors of Interbrew and AmBev other than a change made in accordance with this Agreement or any of the Operative Documents, except to fill a vacancy on the Interbrew board of directors as required under its by-laws or by Applicable Law and except as set forth on Schedule 8.01(b)(x);

(xi) approve any issuance, split, combination or reclassification of any capital stock or any issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, except as currently contemplated to the extent set forth in Schedule 8.01 (xi);

(xii) in any way change its policies regarding dividends or distributions or declare or pay any dividend or make any other distribution to its shareholders whether or not upon or in respect of any shares of its capital stock; provided, however, that (A) dividends and distributions may continue to be made by subsidiaries to their parents and (B) dividends and distributions in cash, including the proposed cash dividend in respect of 2003, may continue to be made in amounts and at times consistent with past practice or in accordance with pre-existing agreements;

(xiii) declare or pay any extraordinary dividends or distributions, or effect any recapitalizations, spin-offs or other transactions, actions or omissions that would adversely affect any Party’s realization of the rights and benefits intended to be afforded to it as a result of the Transactions; and

(xiv) authorize any of, or commit or agree to take, whether in writing or otherwise, to do any of, the foregoing actions.

(c) In addition to the foregoing, during the period beginning on the date hereof and ending on the Closing Date each SB Group Company will neither cause nor permit any other SB Group Company (other than AmBev) to (i) engage in any business or activity other than as contemplated herein and in the Operative Documents and any activities reasonably incidental thereto; (ii) create, incur or permit to exist any debt or other Liability inconsistent with the conduct of its business as contemplated by Section 8.01(b) and the Restructuring (provided, with respect to Tinsel Lux, Tinsel Participações and ECAP, such debt or other Liability is satisfied in full prior to the Closing Date), or any Lien upon any of the Tinsel Lux Shares, Tinsel Participações Shares, ECAP Shares, Braco Shares and AmBev Shares except for Liens for the benefit of Interbrew; or (iii) liquidate or dissolve, or merge into or consolidate with, or sell or otherwise transfer any of its assets to, any other person, except as contemplated by the Restructuring.

SECTION 8.02. Approval of the Transactions; Reasonable Best Efforts. (a) The Stichting and EPS agree with the SB Group Companies (solely for the benefit of the SB Group Companies) that they shall, with respect to any Interbrew shareholders’ meeting held to vote on any of the Transactions, including the Labatt Incorporação or any matters related thereto, and each of the SB Group Companies shall, and shall cause its controlled affiliates to, with respect to any AmBev shareholders’ meeting held to vote on any of the Transactions, including the Labatt Incorporação, or any matters related thereto, (i) cause all of its or, with respect to any SB Group Company, its controlled affiliates’, Stichting Certificates, shares of Interbrew Common Stock or AmBev Capital Stock, as the case may be, owned by it or, with respect to any SB Group Company, any of its controlled affiliates, beneficially or of record, or as to which it or, with respect to any SB Group Company, any of its controlled affiliates has, directly or indirectly, the right to vote or direct the vote, to be counted as present thereat for purposes of calculating quorum and (ii) vote (or cause to be voted), in person or by proxy, all of its or, with respect to any SB Group Company, its controlled affiliates’ shares of Interbrew Common Stock or AmBev Capital Stock, as the case may be, that are owned beneficially or of record by it or, with respect to any SB Group Company, any of its controlled affiliates or as to which it or, with respect to SB Group Company, any of its controlled affiliates has, directly or indirectly, the right to vote or direct the vote, (A) in favor of the Transactions, including the Labatt Incorporação, and any matters related thereto required for completion of the Transactions, including the ratification of the retention of APSIS for the preparation of the accounting laudo (the “Incorporação Laudo”), and (B) against any Other Bid and any other action, agreement or transaction submitted for approval to the shareholders of Interbrew or AmBev, as the case may be, that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the Transactions, including the Labatt Incorporação.

(b) On the terms and subject to the conditions of this Agreement and Section 8.02(c), each Party shall use its reasonable best efforts to cause the Closing to occur, including taking all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its affiliates with respect to the Closing and take all action reasonably necessary to ensure the timely delivery of the Interbrew auditor report regarding the contribution of the Tinsel Lux Shares and laudos, as such report and laudos may be required under applicable Belgian and Brazilian law for completion of any of the transactions.

(c) Subject to Section 11.04, SB and Interbrew shall, as promptly as practicable, but in no event later than 15 business days following the execution and delivery of this Agreement (other than with respect to any supplemental information requested after an initial filing or submission), if necessary, make the necessary filings and submissions with the applicable antitrust authorities under the Antitrust Laws (the “Antitrust Authorities”) required for the Transactions and any supplemental information requested in connection therewith pursuant to the Antitrust Laws. Any such filings and submissions and supplemental information shall be in compliance with the requirements of the Antitrust Laws. SB and Interbrew shall furnish to each other such information and reasonable assistance as each of them may request in connection with its preparation of any filing or submission that is necessary under the Antitrust Laws. SB and Interbrew (i) shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the Antitrust Authorities, (ii) shall comply promptly with any such inquiry or request, and (iii) shall promptly provide any supplemental information requested in connection with the filings made hereunder pursuant to the Antitrust Laws. Any such supplemental information shall be in compliance with the requirements of the Antitrust Laws. SB and Interbrew shall use their reasonable best efforts to obtain any clearance required under the Antitrust Laws for the consummation of the Closing.

(d) Each Party shall, and shall cause its affiliates to, use its reasonable best efforts (at its own expense) to obtain as soon as practicable, and to cooperate in obtaining as soon as practicable, all consents from third parties and Governmental Entities (in addition to the Antitrust Authorities) necessary or appropriate to permit the consummation of the Closing.

(e) The SB Group Companies shall cause AmBev to (A) prepare the disclosure material in connection with the Transactions required by Regulations No. 319 and 358 of the Brazilian Securities and Exchange Commission (“CVM”), (B) cause such disclosure material to be published in the form required by Brazilian Corporate Law and (C) submit such disclosure to the CVM and the São Paulo Stock Exchange for their knowledge and filing and (ii) enter into, with a financial institution in the Federative Republic of Brazil authorized to carry out foreign exchange transactions, a non-cash (symbolic) foreign exchange agreement to reflect the acquisition of AmBev Shares by Interbrew.

SECTION 8.03. Expenses; Transfer Taxes. (a) Whether or not the Closing takes place, and except as set forth in the proviso to this sentence, in paragraph (b) and (c) below or in Article XII, all costs and expenses incurred in connection with this Agreement and the Operative Documents and the Transactions, including all costs and expenses incurred pursuant to Section 8.02, shall be paid by the Party incurring such expense (provided that all expenses incurred relating to the Labatt Incorporação shall be paid in accordance with the terms of the Labatt Incorporação Agreement).

(b) Any and all Taxes due or becoming due, either directly or indirectly by any SB Group Company or any affiliate thereof (including any person having an interest therein) or any representatives or attorneys in fact thereof, in connection with either (i) the Transactions, including the Restructuring or (ii) any other transactions effected by any SB Group Company occurring prior to the Closing, shall be borne in each case, jointly and severally by BRC, Rougeval, Tinsel and Braco Management and, in each case, any successors thereto.

(c) Any and all Taxes due or becoming due, either directly or indirectly, as a result of (i) the Amended Stichting By-Laws and the Amended Terms of Administration, (ii) the transfer of Interbrew Shares by the Stichting or the recertification of Interbrew Shares by the Stichting before Closing and (iii) any changes in the ownership structure of EPS effected in connection with the Transactions shall be paid by EPS.

SECTION 8.04. Publicity. Subject to Section 10.02, from the date hereof through the earlier of (i) the termination of this Agreement in accordance with its terms, and (ii) the Closing Date, no public release or announcement concerning the Transactions shall be issued by any Party or its affiliates without the prior consent of BRC, in the case of Interbrew, the Stichting or EPS, or Interbrew, in the case of the SB Group Companies (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Law, rules or regulations or the rules of any securities exchange or supervisory authority thereof, in which case the Party required to make the release or announcement shall use all reasonable efforts to allow BRC, in the case of Interbrew, or Interbrew, in the case of the SB Group Companies, reasonable time to comment on such release or announcement in advance of such issuance.

SECTION 8.05. Further Assurances. (a) From time to time, as and when requested by any Party, each Party shall execute and deliver, or cause to be executed and delivered, all such documents, information (including, with respect to the SB Group Companies, information requested by Interbrew for inclusion in the Interbrew Listing Prospectus, the Interbrew Shareholders’ Meeting Materials or in any materials required to be delivered by Interbrew or AmBev in connection with the MTO) and instruments and shall take, or cause to be taken, all such further or other actions (subject to Section 8.02) as such requesting Party may reasonably deem necessary or desirable to consummate the Transactions or to comply with any requirements under Applicable Law arising in connection therewith, whether prior to or following the Closing Date, including the MTO.

(b) In the event that, during the period following the Closing Date and ending on the later of (i) six years following the Closing Date and (ii) the date as of which all outstanding claims under this Agreement or any Operative Document of each SB Group Company are fully satisfied, any SB Group Company (other than AmBev) wishes to Transfer, whether by assignment, sale, dividend, distribution, liquidation or otherwise, any substantial portion of its assets, to any person other than another SB Group Company or the Stichting, such SB Group Company shall give Interbrew prior written notice of its intent to Transfer such assets and require each transferee to assume such SB Group Company’s obligations hereunder and under the Operative Documents and agree in writing to be bound hereby and thereby.

SECTION 8.06. Operative Documents. Each of the Parties agrees to execute and deliver prior to the Closing Date each of the Operative Documents to which it is a party that has not been executed prior to the date hereof. The Stichting and EPS agree to cause the Amended Stichting By-Laws and the Amended Terms of Administration, respectively, such amendment to take effect as of the Closing Date and the Stichting, EPS and Interbrew agree to cause the Amended Interbrew By-Laws to take effect as of the Closing Date. The SB Group Companies (other than AmBev) agree not to amend, or waive any terms or rights under, the AmBev Shareholders’ Agreement without the prior written consent of Interbrew.

SECTION 8.07. Access to Information. (a) As of the date hereof, upon reasonable notice and subject to Applicable Laws relating to the exchange of information, the SB Group Companies shall afford Interbrew, the Stichting and EPS and the subsidiaries and the officers, employees, counsel, financial advisors, auditors, accountants and other authorized representatives of Interbrew, the Stichting and EPS and their subsidiaries (collectively, the “Interbrew Representatives”), such access throughout the period prior to the Closing Date to the books, records, offices, properties and personnel of each SB Group Company (other than AmBev) and to such other information as any Interbrew Representative may reasonably request and, during such period, shall furnish promptly to Interbrew and, at the request of Interbrew, to any Interbrew Representatives (i) a copy of each material report, schedule and other document filed by any SB Group Company (other than AmBev) pursuant to the requirements of Applicable Law, and (ii) all other financial and operating data and other information concerning the business, properties, assets and personnel of any SB Group Company (other than AmBev) as any Interbrew Representative may reasonably request.

(b) As of the date hereof, upon reasonable notice and subject to Applicable Laws relating to the exchange of information, the Stichting and Interbrew shall afford the SB Group Companies (other than AmBev) and their respective subsidiaries and the officers, employees, counsel, financial advisors, auditors, accountants and other authorized representatives of each of the foregoing (collectively, the “SB Representatives”), such access throughout the period prior to the Closing Date to the books, records, offices, properties and personnel of each of the Stichting and Interbrew and each of Interbrew’s subsidiaries and to such other information as an SB Representative may reasonably request and, during such period, shall furnish promptly to any SB Representative and, at the request of any SB Representative, to any SB Representatives (i) a copy of each report, schedule and other document filed by the Stichting and Interbrew or any subsidiary thereof pursuant to the requirements of Applicable Law, and (ii) all other financial and operating data and other information concerning the business, properties, assets and personnel of the Stichting and Interbrew or any subsidiary thereof as an SB Representative may reasonably request.

SECTION 8.08. Adjustment Upon Changes in Capitalization. (a) In the event of any change in Interbrew’s share capital by reason of a share dividend, split-up, subdivision or combination of shares or any recapitalization, reclassification, reorganization, consolidation, merger or similar transaction, the type and number of Interbrew Shares to be delivered by Interbrew pursuant to the Contribution and Subscription and the number of shares of Interbrew Common Stock referred to in Sections 11.01(f) and 11.03(d) shall be adjusted appropriately to give effect to such transaction; provided that the foregoing shall not permit any transaction that is otherwise prohibited, limited or restricted by the terms of this Agreement.

(b) In the event of any change in AmBev’s share capital by reason of a share dividend, split-up, subdivision or combination of shares or any recapitalization, reclassification, reorganization, consolidation, merger or similar transaction, the number of shares of AmBev Preferred Stock referred to in Section 11.01(e) shall be adjusted appropriately to give effect to such transaction; provided that the foregoing shall not permit any transaction that is otherwise prohibited, limited or restricted by the terms of this Agreement.

SECTION 8.09. Restructuring. (a) Each of the SB Group Companies shall take all action reasonably necessary to complete the Restructuring in accordance with its terms prior to the Closing Date.

(b) The SB Group Companies shall have the right to make such changes in the Restructuring as any of them (with the consent or waiver of Interbrew, not to be unreasonably withheld) deem appropriate so long as such changes could not impose on any of Interbrew, the Stichting or EPS or their respective affiliates any Tax or other Liabilities that could not be imposed on any of Interbrew, the Stichting or EPS or their respective affiliates under the Restructuring, could not materially delay consummation of the Closing and could not otherwise adversely affect any of Interbrew, the Stichting or EPS (or any of their respective affiliates) or any SB Group Company (other than BRC and affiliates by which it is controlled), provided that the Parties amend Section 14.09(b) to the extent Interbrew so requests to give effect to the original intent of the Parties.

(c) The SB Companies shall take all action necessary to ensure that, immediately prior to the Closing each of Tinsel Lux, ECAP and Tinsel Participações is free of any Liabilities.

(d) Each of the SB Group Companies shall provide Interbrew, the Stichting and EPS with any information and documentation reasonably requested evidencing compliance with this Section 8.09 (including any Restructuring changes made in accordance with Section 8.09(b)).

ARTICLE IX

No Solicitation; SB Transfer Restrictions

SECTION 9.01. No Solicitation. Each Party agrees that, without the prior written consent of the board of directors (or equivalent body) of Tinsel Lux, in the case of Interbrew, the Stichting or EPS, or Interbrew, in the case of the SB Group Companies, for the period beginning on the date hereof and ending on (a) if the Closing is completed in accordance herewith, the Closing Date or (b) if the Closing is not completed in accordance herewith, the second anniversary of the termination of this Agreement in accordance with its terms, neither it nor any of its affiliates nor any officer, director or employee of it or its affiliates or any investment banker, attorney, accountant or other representative (the “Representatives”), acting alone or as part of a group, will, directly or indirectly, (i) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, any equity securities or securities convertible into equity securities of any SB Group Company or any of its affiliates or subsidiaries, with respect to Interbrew, the Stichting or EPS, or Interbrew or any of its affiliates or subsidiaries with respect to the SB Group Companies (each, a “Target”), (ii) propose to enter into, directly or indirectly, any merger or business combination involving the Target, (iii) otherwise seek to influence or control, in any manner whatsoever (including proxy solicitation or otherwise), the management or policies of the Target, (iv) solicit, initiate or encourage any Other Bid, (v) enter into any agreement with respect to any Other Bid, (vi) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Other Bid, (vii) assist, advise or encourage (including by knowingly providing or arranging financing for that purpose) any other person in doing any of the foregoing, or (viii) disclose any intention or plan inconsistent with the foregoing. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any Representative, whether or not such person is purporting to act on behalf of the Party it acts for or otherwise, shall be deemed to be a breach of this Agreement by such Party. Each Party shall, and shall cause its affiliates to, promptly advise the other Parties whose consent is required pursuant to the preceding sentence orally and in writing of any Other Bid or any inquiry with respect to, or which could lead to, any Other Bid and the identity of the person making any such Other Bid or inquiry. The term “Other Bid” shall mean any proposal for a merger or other business combination, sale of securities, sale of substantial assets, joint venture, material agreement relating to commercial matters, including distribution rights, or similar transaction involving Interbrew, the SB Group Company or any of their respective subsidiaries.

SECTION 9.02. Transfer Restrictions. Except as provided in this Agreement (including the Restructuring) or in any Operative Document, (a) none of the SB Group Companies shall sell, transfer, pledge, assign or otherwise dispose of (including by gift), directly or indirectly, or permit any Lien to exist on (collectively, “Transfer”), or consent to or permit any Transfer of any of the shares of the SB Group Companies, including the Tinsel Lux Shares and AmBev Shares or any interest therein, or enter into any Contract, option or other arrangement with respect to the Transfer (including any profit sharing or derivative arrangement having an economic effect similar to the Transfer) of any of the shares of the SB Group Companies, including the Tinsel Lux Shares and AmBev Shares or any interest therein, to any person, and (b) neither the Stichting nor EPS shall Transfer or consent to or permit any Transfer of any of the Stichting Certificates or shares of Interbrew Common Stock it owns, beneficially or of record, or other capital stock of Interbrew or any interest therein, or enter into any Contract, option or other arrangement with respect to the Transfer (including any profit sharing or derivative arrangement having an economic effect similar to the Transfer) of any such shares of Interbrew Common Stock or other capital stock of Interbrew or any interest therein (each “Stichting Interests”), to any person; provided, however, that the foregoing clause (b) shall only apply to 252,000,000 Stichting Interests, in the aggregate. This provision shall terminate on the earlier of (i) the Closing Date, and (ii) the termination of this Agreement pursuant to Section 12.01.

ARTICLE X

Additional Covenants

SECTION 10.01. Consolidation. The Parties shall use their reasonable efforts and shall cooperate to ensure that AmBev is fully consolidated with Interbrew under IFRS as of the Closing Date; it being understood that reasonable efforts will not include any obligation to modify any of the Operative Documents or the Transactions in any material respect.

SECTION 10.02. New Name, NYSE and EVA. Concurrently with the public announcement of this Agreement, (i) SB and Interbrew shall make a public announcement regarding the new name of Interbrew upon the Closing, and (ii) Interbrew shall make a public announcement regarding its commitment to (x) complete its examination of the feasibility and desirability of a New York Stock Exchange listing by no later than the second anniversary of the Closing, and (y) complete a study of the feasibility of the implementation of the Economic Value Added model (or comparable management tool) as its principal financial performance measure.

SECTION 10.03. BAC Tag-Along Right. (a) To the extent a BAC shareholder exercises its BAC Tag-Along Right, (a) Interbrew shall, at such BAC shareholder’s option, either (i) issue such BAC shareholder a number of shares of Interbrew Common Stock issuable thereto pursuant to the BAC Tag-Along Right, or (ii) purchase such BAC shareholder’s shares of AmBev Common Stock for cash at a purchase price equal to the implied value of the consideration for each lot of 100 shares of AmBev Common Stock held by such BAC shareholder, and (b) (x) BRC shall, simultaneously with Interbrew’s issuance or payment to such BAC shareholder pursuant to clause (a) of this Section 10.03, pay to Interbrew a cash amount equal to all costs and expenses incurred by Interbrew in satisfaction of its obligations set forth in clause (a) of this Section 10.03 in excess of the Base Price with respect to each lot of 100 shares of AmBev Common Stock sold to Interbrew by such BAC shareholder (the “BAC Premium”) or (y) to the extent the BAC Tag-Along Right is settled on the Closing Date and BRC so elects, the Interbrew Shares will be reduced by a number of shares of Interbrew Common Stock equal to the BAC Premium divided by the closing price of the Interbrew Shares on the day immediately prior to the Closing Date during which the Interbrew Common Stock is trading on Euronext Brussels.

(b) The BAC Premium shall be increased to take account of any net Tax cost actually incurred by Interbrew or any of its affiliates arising from the receipt of such BAC Premium (as determined in accordance with Section 10.03(a)). In computing the amount of such Tax cost, Interbrew and its affiliates shall be deemed to recognize all other items of income, gain, loss deduction or credit before recognizing any item arising from the receipt of any payment in respect of the BAC Premium.

SECTION 10.04. AmBev MTO. In accordance with Brazilian law, Interbrew shall make a mandatory tender offer (“MTO”) for any shares of AmBev Common Stock, and the costs and expenses of such MTO (including any MTO by way of exchange offer as may be required by the Brazilian Securities Commission of the Federative Republic of Brazil) shall be borne by the Parties as follows:

(a) All of the costs and expenses incurred in connection with the tender pursuant to the MTO of shares of AmBev Common Stock held by shareholders other than FAHZ or BAC (subject to Section 10.03) shall be paid by Interbrew.

(b) In the event a BAC shareholder elects not to exercise its BAC Tag-Along Right but elects to tender its shares of AmBev Common Stock into the MTO, BRC shall pay to Interbrew, simultaneously with Interbrew’s satisfaction of its MTO payment obligation vis-à-vis such BAC shareholder, a cash amount equal to all of Interbrew’s costs and expenses incurred (taking into account any net Tax cost actually incurred by Interbrew or any of its affiliates arising from the payment of such costs and expenses) in excess of the Base Price with respect to each lot of 100 shares of AmBev Common Stock held by such BAC shareholder.

(c) In the event FAHZ elects to tender its shares of AmBev Common Stock into the MTO, BRC shall reimburse Interbrew for any costs and expenses Interbrew incurs (taking into account any net Tax cost actually incurred by Interbrew or any of its affiliates arising from the payment of such costs and expenses) in excess of the Base Price with respect to each share of AmBev Common Stock held by FAHZ.

(d) Interbrew shall acquire shares of AmBev Common Stock in the MTO through a legal entity resident in the Federative Republic of Brazil directly or indirectly controlled by Interbrew at the time of the acquisition, which legal entity may also receive other shares of AmBev Capital Stock for purposes of consolidating partially or totally the different shareholding investments of Interbrew in AmBev.

(e) For purposes of clauses (a), (b) and (c) of this Section 10.04, in calculating any net Tax cost, Interbrew and its affiliates shall be deemed to recognize all other items of income, gain, loss deduction of credit before recognizing any item arising from the receipt of any payment of costs and expenses.

(f) Each of the SB Group Companies shall be jointly and severally liable for BRC’s obligations under Section 10.03 and this Section 10.04.

SECTION 10.05. Listing of Shares. No later than three months following the Closing Date, Interbrew shall file a listing application for the Interbrew Shares with Euronext Brussels and use its reasonable best efforts to cause the Interbrew Shares to be listed on the First Market of Euronext Brussels.

SECTION 10.06. Information to and Consultation with the Works Council. Prior to the Closing Date, Interbrew shall inform and consult with (i) the Belgian Works Council on the Transactions in accordance with applicable Belgian labor law and (ii) any other comparable or similar entity in accordance with Applicable Law.

SECTION 10.07. Shareholder Meetings.

(a) As promptly as practicable but in no event later than the date of the Interbrew Shareholders’ Meeting, SB shall cause AmBev to convene the AmBev Shareholders’ Meeting in accordance with Brazilian law, and EPS shall cause the Stichting to, and the Stichting shall cause its representatives on the board of directors of Interbrew to, take all corporate action reasonably necessary, to convene, and Interbrew shall convene, the Interbrew Shareholders’ Meeting in accordance with Belgian law as promptly as practicable.

(b) If Interbrew shall not convene the Interbrew Shareholders’ Meeting in accordance with Section 10.07(a), EPS and the Stichting shall do so in accordance with Belgian law. If AmBev shall not convene the Ambev Shareholders’ Meeting in accordance with Section 10.07(a), the SB Companies shall do so in accordance with Brazilian law.

SECTION 10.08. AmBev Co-Chairman. Prior to the Closing Date, the SB Group Companies shall cause AmBev to appoint as Co-Chairman of AmBev the individual designated by Interbrew to Braco prior to the date hereof, such appointment to be effective as of the Closing Date.

SECTION 10.09. ECAP Minority Interests. Interbrew and BRC shall enter into a put option agreement, to be effective as of the Closing Date, pursuant to which Interbrew will grant BRC or an affiliate thereof an option to put to Interbrew, or if Interbrew is unable to perform its obligations thereunder in all material respects, then to an affiliate of Interbrew designated by Interbrew, at specific times to be agreed by the parties, all of the issued and outstanding ECAP Capital Stock, not currently held by any SB Group Company in exchange for a cash amount proportional to the consideration received pursuant hereto.

ARTICLE XI

Conditions Precedent

SECTION 11.01. Conditions to Each Party’s Obligation. The obligation of the Parties to complete the Contribution and Subscription is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Labatt Merger. All of the conditions for the closing of the Labatt Incorporação shall have been satisfied or waived in accordance with the Labatt Incorporação Agreement.

(b) Governmental Approvals. All Consents (including, without limitation, the authorizations required pursuant to the Antitrust Laws) of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity necessary for the consummation of the Transactions shall have been obtained or filed or shall have occurred.

(c) No Injunctions or Restraints. No Applicable Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Transactions shall be in effect.

(d) Tax Ruling. Tinsel Lux shall have obtained (i) a binding written confirmation from the tax authorities of its country of residence to the effect that the Tinsel Participações Shares have, for Tinsel Lux income tax purposes, a value that is equal to their fair market value as of Closing, and (ii) confirmation from the tax authorities of its country of residence that the acquisition of the Tinsel Participações Shares is not subject to capital duty in such country.

(e) AmBev Capital Stock. No Applicable Law shall be in effect that would cause, or would have a reasonable likelihood of causing, the public float in respect of preferred shares of AmBev capital stock to be less than 20,012,143,079.

(f) Interbrew Capital Stock. No Applicable Law shall be in effect that would cause, or would have a reasonable likelihood of causing, the public float in respect of shares of capital stock of Interbrew to be less than 90% of the public float on the date hereof.

SECTION 11.02. Conditions to Obligation of Interbrew. The obligation of Interbrew to purchase and pay for the Tinsel Lux Shares is subject to the satisfaction of (or waiver by Interbrew), on or prior to the Closing Date, the following conditions:

(a) Representations and Warranties. The representations and warranties of the SB Group Companies made in this Agreement and shall be true and correct in all respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date), with only such exceptions (disregarding the words “materially”, “material” or any modification or qualification based on such terms or based upon the defined term “SB Material Adverse Effect” set forth in such representations and warranties) as would not be reasonably expected to have, individually or in the aggregate, a SB Material Adverse Effect, other than the representations and warranties in Sections 4.03, 5.04, 5.05 and 5.06, which shall be subject to the standard set forth in Section 11.02(g) (disregarding the words “materially”, “material” or any modification or qualification based on such terms or based upon the defined term “SB Material Adverse Effect” set forth in such representations and warranties). Interbrew shall have received a certificate signed by an authorized officer of the SB Group Companies to such effect.

(b) Performance of Obligations of SB. The SB Group Companies shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by each SB Group Company, and Interbrew shall have received a certificate signed by an authorized officer of the SB Group Companies to such effect.

(c) Operative Documents; Restructuring. Each SB Group Company shall have (i) executed and delivered on or prior to the Closing Date each of the Operative Documents to which it is a party and each of the Operative Documents shall be in full force and effect and (ii) completed the Restructuring.

(d) Shareholders’ Notarized Positive Resolutions. The shareholders of Interbrew, at a shareholders’ meeting held before a notary public, shall have adopted positive resolutions on (i) the contribution of the Tinsel Lux Shares by, and the issuance of the Interbrew Shares to, BRC, and (ii) the granting of a new capital authorization to the board of directors of Interbrew.

(e) FAHZ Approval. FAHZ shall have voted in favor of the Transactions at the AmBev Shareholders’ Meeting.

(f) Amendment of AmBev By-Laws. The by-laws of AmBev shall have been amended to provide for the appointment of two Co-Chief Executive Officers of AmBev and AmBev shall not have amended the provision in the by-laws of AmBev providing for two co-chairpersons.

(g) No Material Adverse Change. Since the date hereof, there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets or properties of AmBev and its subsidiaries, taken as a whole, other than any such event, change, effect or development arising in whole or in part as a result of (i) general economic or capital or financial markets conditions, (ii) political, governmental or regulatory changes or actions (other than war, moratorium or the nationalization or expropriation of assets), (iii) changes in the beer, soft drinks, beverage or consumer products markets, (iv) changes or developments in monetary policy (including currency devaluations) or inflation in the Federative Republic of Brazil or any of the other jurisdictions in which AmBev and its subsidiaries conduct business or (v) the announcement of the Transactions.

SECTION 11.03. Conditions to Obligation of the SB Group Companies. The obligation of BRC to contribute the Tinsel Lux Shares is subject to the satisfaction (or waiver by BRC) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Stichting, EPS and Interbrew made in this Agreement shall be true and correct in all respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects, on and as of such earlier date), with only such exceptions (disregarding the words “materially”, “material” or any modification or qualification based on such terms or based upon the defined term “Interbrew Material Adverse Effect”set forth in such representations and warranties) as would not reasonably be expected to have, individually or in the aggregate, an Interbrew Material Adverse Effect other than the representations and warranties in Sections 6.05, 6.06, 6.07, and 7.03, which shall be subject to the standard set forth in Section 11.03(e) (disregarding the words “materially”, “material” or any modification or qualification based on such terms or based upon the defined term “Interbrew Material Adverse Effect” set forth in such representations and warranties). BRC shall have received a certificate signed by an authorized officer of the Stichting, EPS and Interbrew to such effect.

(b) Performance of Obligations of the Stichting, EPS and Interbrew. Interbrew shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Stichting, EPS and Interbrew on or prior to the Closing Date, and BRC shall have received a certificate signed by an authorized officer of the Stichting, EPS and Interbrew to such effect.

(c) Operative Documents. Each of Interbrew, the Stichting and EPS shall have executed and delivered on or prior to the Closing Date each of the Operative Documents to which it is a party, and each of the Operative Documents shall be in full force and effect.

(d) Stichting Shares. The number of shares of Interbrew Common Stock on deposit with the Stichting shall be no less than 180,000,000, exclusive of any Interbrew Shares to be deposited by BRC in accordance herewith.

(e) No Material Adverse Change. Since the date hereof, there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets or properties of Interbrew and its subsidiaries, taken as a whole, other than any such event, change, effect or development arising in whole or in part as a result of (i) general economic or capital or financial markets conditions, (ii) political, governmental or regulatory changes or actions (other than war, moratorium or the nationalization or expropriation of assets), (iii) changes in the beer, soft drinks, beverage or consumer products markets, (iv) changes or developments in monetary policy (including currency devaluations) or inflation in the Kingdom of Belgium or any of the other jurisdictions in which Interbrew and its subsidiaries conduct business or (v) the announcement of the Transactions.

SECTION 11.04. Postponement of Closing. Each of BRC and Interbrew shall have the right to postpone the Closing if in such Party’s reasonable opinion, (i) compliance with any conditions to approval required by any Governmental Entity or Antitrust Authorities pursuant to Applicable Laws would be burdensome or unduly expensive, or (ii) any Governmental Entity or Antitrust Authority shall have expressed its intention or threatened to take action to impose remedies pursuant to Applicable Laws, which remedies, if imposed, would be burdensome or unduly expensive. In the event of any such postponement, the Parties shall, as promptly as practicable, jointly use their reasonable best efforts to negotiate a mutually acceptable arrangement with such Governmental Entity or Antitrust Authority or a mutually acceptable restructuring of the Transactions so as to satisfy such conditions or avoid the imposition of such remedies. For purposes of this Section 11.04, a condition required by the Governmental Entity or Antitrust Authorities shall be burdensome or unduly expensive only if, such condition seeks (x) (A) to prohibit or limit the ownership or operation by AmBev or any of its subsidiaries of any material portion of the business or assets of AmBev and its subsidiaries, taken as a whole (as if the Transactions had been completed), or to compel AmBev or any of its subsidiaries to dispose of or hold separate any material portion of the business or assets thereof, taken as a whole (as if the Transactions had been completed), (B) to prohibit Interbrew or any of its subsidiaries from effectively controlling in any material respect the business or operations of AmBev and its subsidiaries, taken as a whole (as if the Transactions had been completed) or (C) to prohibit or limit the ownership or operation by Interbrew or any of its subsidiaries of any material portion of the business or assets thereof, or to compel Interbrew or any of its subsidiaries to dispose of or hold separate any material portion of the business or assets thereof, taken as a whole (as if the Transactions had been completed), (y) in the case of BRC, to impose limitations on the ability of BRC to acquire or hold, or exercise full rights of ownership of, the Interbrew Shares or the Stichting Certificates, including the right to vote on all matters properly presented to the shareholders of Interbrew or the Stichting, as the case may be, and (z) in the case of Interbrew, to impose limitations on the ability of Interbrew to acquire or hold, or exercise full rights of ownership of, the Tinsel Lux Shares or the AmBev Shares, including the right to vote on all matters properly presented to the shareholders of Tinsel Lux or AmBev, as the case may be.

SECTION 11.05. Frustration of Closing Conditions. Neither Interbrew nor BRC may rely on the failure of any condition set forth in this Article XI to be satisfied if such failure was caused by a breach of this Agreement or any Operative Document by an SB Group Company in the case of Interbrew, the Stichting or EPS, or in the case of BRC, by Interbrew, the Stichting or EPS.

ARTICLE XII

Termination, Amendment and Waiver

SECTION 12.01. Termination. (a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(i) by mutual written consent of BRC and Interbrew; or

(ii) by BRC or Interbrew if, at any time prior to the Closing, the Labatt Incorporação Agreement is terminated in accordance with its terms;

provided, however, that the Party seeking termination pursuant to clause (ii) is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(b) In the event of termination by BRC or Interbrew pursuant to this Section 12.01, written notice thereof shall forthwith be given to the other and the Transactions shall be terminated, without further action by any Party. If the Transactions are terminated as provided herein, (i) each Party shall return all documents and other material received from the other Parties relating to the Transactions, whether so obtained before or after the execution hereof; and (ii) all confidential information received by Interbrew with respect to the business of AmBev and its subsidiaries, or by any SB Group Company with respect to the business of Interbrew and its subsidiaries, shall be subject to the Confidentiality Agreement, which shall remain in full force and effect for a period of 2 years notwithstanding the termination of this Agreement; each SB Group Company shall be bound by the terms of the Confidentiality Agreement as though it were a party thereto.

SECTION 12.02. Effect of Termination. If this Agreement is terminated and the Transactions are abandoned as described in Section 12.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of (a) Sections 4.04 and 6.08 relating to finders’ and brokers’ fees, (b) Section 8.03 relating to certain expenses, (c) Section 8.04 relating to publicity, (d) Article IX relating to solicitations and transfer restrictions, (e) Section 12.01 and this Section 12.02 relating to termination, (f) Article XIII, (g) Article I to the extent applicable to any of the foregoing and (h) Article XIV; nothing in this Section 12.02 shall be deemed to release any Party from any liability for any breach by such Party of the terms and provisions of this Agreement or to impair the right of any Party to compel specific performance by any other Party of its obligations under this Agreement.

SECTION 12.03. Amendments and Waivers. (a) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto whose interests may be adversely effected by such amendment. By an instrument in writing, the Parties whose interests may be adversely effected by such waiver, may waive compliance by a Party with any term or provision of this Agreement that such Party was or is obligated to comply with or perform.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege.

ARTICLE XIII

Indemnification

SECTION 13.01. Indemnification relating to SB Group Companies. (a) From and after the Closing, Interbrew (as provided in clause (i) below) or the Stichting and EPS, severally but not jointly (as provided in clause (ii) below), as the case may be (each, an “Indemnifying Party”) shall indemnify each SB Group Company, its affiliates (other than AmBev and its subsidiaries) and each of their respective officers, directors, employees, stockholders, agents and representatives (the “SB Indemnitees”) against and hold it harmless from, any loss, claim, damage expense or other Liability, including reasonable legal fees and expenses (collectively, “SB Losses”), suffered or incurred by such SB Indemnitee arising from, relating to or otherwise in respect of:

(i) with respect to Interbrew, any breach of any representation or warranty relating to Interbrew contained in this Agreement or in any certificate delivered pursuant hereto;

(ii) with respect to the Stichting and EPS, any breach of any representation or warranty relating to the Stichting or EPS contained in this Agreement or in any certificate delivered pursuant hereto;

(iii) any breach of any covenant of such Indemnifying Party contained in this Agreement; and

(iv) the Excluded Taxes;

provided, however, that the rights of each SB Indemnitee under Sections 13.01(a)(i) and (ii) after the Closing shall not be affected by any knowledge at or prior to the execution of this Agreement or at or prior to the Closing of any breach of representation or warranty, whether such knowledge came from Interbrew, the Stichting or EPS, or any other person, or any waiver of Section 11.03.

(b) Other than with respect to SB Losses resulting from breaches by such Indemnifying Party set forth in any of Sections 6.01, 6.02, 6.03, 6.04 or 6.05 or Sections 7.03 or 7.04, as the case may be, no Indemnifying Party shall be required to indemnify the SB Indemnitees and shall not have any Liability:

(i) under clause (i) or (ii) of Section 13.01(a), as the case may be, unless the aggregate amount of all SB Losses for which such Indemnifying Party would, but for this clause (i) be liable, exceeds on a cumulative basis an amount equal to US$150,000,000 in the case of clause (i) or (ii), as the case may be, of Section 13.01(a);

(ii) under clause (i) or (ii) of Section 13.01(a), as the case may be, in each case for any SB Loss relating to an individual item or series of related items that is less than US$11,000,000 (provided that the amounts of any individual items which are substantially similar or substantially related shall be aggregated for purposes of satisfying such US$11,000,000 threshold), in which case such items shall not be aggregated for purposes of clause (i) of this Section 13.01(b); and

(iii) under clause (i) or (ii) of Section 13.01(a), as the case may be, in excess of US$5,700,000,000 in the aggregate for all Indemnifying Parties.

(c) In computing the amount of any SB Loss due to a breach of representation or warranty, no effect shall be given to the words “materially” or “material” or any modification or qualification based on such terms or based on the defined term “Interbrew Material Adverse Effect”.

SECTION 13.02. Calculation of Losses. The amount of any SB Loss for which indemnification is provided under this Article XIII shall be net of any amounts actually recovered by the SB Indemnitees under insurance policies with respect to such SB Loss and any indemnity, contribution or other similar payment recoverable by any SB Indemnitee from a third party with respect thereto and shall be (i) increased to take account of any net Tax cost actually incurred by such SB Indemnitee arising from the receipt of indemnity payments hereunder (grossed up for such increase), and (ii) reduced to take account of any net Tax benefit actually realized by an SB Indemnitee arising from the incurrence or payment of any such SB Loss. In computing the amount of any such Tax cost or Tax benefit, such SB Indemnitee shall be deemed to recognize all other items of income, gain, loss deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified SB Loss.

SECTION 13.03. Termination of Indemnification. The obligations to indemnify and hold harmless the SB Indemnitees (i) pursuant to Sections 13.01(a)(i) and (ii) shall terminate when the applicable representation or warranty terminates pursuant to Section 14.01, and (ii) pursuant to Section 13.01(a)(iii) shall terminate when the applicable covenant terminates pursuant to Section 14.01; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which any SB Indemnitee shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) pursuant to Section 13.04 to the relevant Indemnifying Party.

SECTION 13.04. Procedures. (a) Third Party Claims. In order for a person (the “indemnified party”) to be entitled to any indemnification provided for under Section 13.01 in respect of, arising out of or involving a claim made by any person against any SB Indemnitee (a “SB Third Party Claim”), such indemnified party must notify the relevant Indemnifying Party in writing (and in reasonable detail) of the SB Third Party Claim within 10 business days after receipt by such indemnified party of written notice of the SB Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent any Indemnifying Party shall have been actually and materially prejudiced as a result of such failure (except that no Indemnifying Party shall be liable for any expenses incurred during the period in which the indemnified party failed to give such notice). Thereafter, the indemnified party shall deliver to the Indemnifying Parties, within five business days’ time after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by such indemnified party relating to the SB Third Party Claim.

(b) Assumption. If a SB Third Party Claim is made against an indemnified party, each Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Parties; provided, however, that such counsel is not reasonably objected to by such indemnified party. Should any Indemnifying Party so elect to assume the defense of an SB Third Party Claim, none of the Indemnifying Parties shall be liable to any indemnified party for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof. If any Indemnifying Party assumes such defense, such indemnified party shall have the right to participate in the defense thereof and to employ counsel (not reasonably objected to by the Indemnifying Parties), at its own expense, separate from the counsel employed by the Indemnifying Parties it being understood that the Indemnifying Parties shall control such defense. The relevant Indemnifying Party shall be liable for the fees and expenses of counsel employed by such indemnified party for any period during which the Indemnifying Parties have not assumed the defense thereof (other than during any period in which such indemnified party shall have failed to give notice of the SB Third Party Claim as provided above). If any Indemnifying Party chooses to defend or prosecute a SB Third Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon any Indemnifying Party’s request) the provision to the Indemnifying Parties of records and information that are reasonably relevant to such SB Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not any Indemnifying Party assumes the defense of a SB Third Party Claim, no indemnified party shall admit any liability with respect to, or settle, compromise or discharge, such SB Third Party Claim without the indemnified parties’ prior written consent (which consent shall not be unreasonably withheld). If any Indemnifying Party assumes the defense of an SB Third Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of an SB Third Party Claim that such indemnified party may recommend and that by its terms obligates Interbrew to pay the full amount of the liability in connection with such SB Third Party Claim, which releases the indemnified party completely in connection with such SB Third Party Claim and that could not otherwise adversely affect the indemnified party. Notwithstanding the foregoing, no indemnified party shall be entitled to assume the defense of any SB Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the indemnified party in defending such SB Third Party Claim) if the SB Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the indemnified party that the indemnified party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages. If such equitable relief or other relief portion of the SB Third Party Claim can be so separated from that for money damages, the relevant indemnified party shall be entitled to assume the defense of the portion relating to money damages.

(c) Other Claims. In the event an indemnified party should have a claim against any Indemnifying Party under Section 13.01 that does not involve an SB Third Party Claim being asserted against or sought to be collected from such indemnified party, such indemnified party shall deliver notice of such claim with reasonable promptness to the Indemnifying Parties. Subject to Sections 13.03 and 14.01, the failure by the indemnified party so to notify the Indemnifying Parties shall not relieve any Indemnifying Party from any liability that it may have to such indemnified party under Section 13.01, except to the extent that Interbrew demonstrates that it has been materially prejudiced by such failure.

(d) Mitigation. The Parties shall cooperate with each other with respect to resolving any claim or liability with respect to which any Indemnifying Party is obligated to indemnify any SB Indemnitee hereunder, including by making commercially reasonably efforts to mitigate or resolve any such claim or liability.

(e) Shareholder Materials. Notwithstanding anything to the contrary herein, Interbrew on the one hand and each of the Stichting and EPS, severally but not jointly, on the other hand, agree to indemnify, defend and hold harmless each SB Group Company, its respective directors and officers, and any person who controls such SB Group Company, and the successors and assigns of all of the foregoing persons from and against any loss, damage, expense, claim or other Liability (including the reasonable cost of investigation) which such SB Group Company or any such person may incur under Applicable Law or otherwise, insofar as such loss, damage, expense, claim or other Liability arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information (including financial statements) furnished by or on behalf of such Party to such SB Group Company for use in any AmBev Shareholders’ Meeting Material, or (ii) any omission or alleged omission to state a material fact in connection with such written information specified in clause (i) of this paragraph required to be stated in such AmBev Shareholders’ Meeting Materials necessary to make such information not misleading with respect to such Party.

(f) Sole Remedy. Except in the case of fraud, this Article XIII shall be the sole and exclusive remedy of each SB Indemnitee following the Closing Date for any SB Losses incurred or suffered by such SB Indemnitee arising out of, or related to, or in connection with breaches of any representations, warranties or the failure to perform any of the covenants and agreements of Interbrew, the Stichting or EPS contained in this Agreement.

SECTION 13.05. Indemnification Relating to Interbrew. (a) From and after the Closing, each SB Group Company (other than AmBev) (each, an “Indemnifying SB Party”), jointly and severally, shall indemnify Interbrew, the Stichting, EPS, their respective affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Interbrew Indemnitees”) against and hold it harmless from, any loss, claim, damage, expense or other Liability, including reasonable legal fees and expenses (collectively, “Interbrew Losses”), suffered or incurred by such Interbrew Indemnitee arising from, relating to or otherwise in respect of:

(i) any Pre-Closing Liabilities;

(ii) any breach of any representation or warranty relating to any SB Group Company contained in this Agreement or in any certificate delivered pursuant hereto; and

(iii) any breach of any covenant of an SB Group Company contained in this Agreement.

provided, however, that the rights of each Interbrew Indemnitee under Section 13.05(a)(ii) and (iii) after the Closing shall not be affected by any knowledge at or prior to the execution of this Agreement or at or prior to the Closing of any breach of representation or warranty, whether such knowledge came from an SB Group Company or any other person, or any waiver of Section 11.02.

(b) Other than with respect to Interbrew Losses resulting from breaches by any SB Group Company of its representations and warranties set forth in any of Sections 4.01, 4.02, 4.03, 5.01, 5.02 or 5.03, the Indemnifying SB Parties shall not be required to indemnify the Interbrew Indemnitees and shall not have any liability:

(i) under clause (ii) of Section 13.05(a) unless the aggregate amount of all Interbrew Losses for which any Indemnifying SB Party would, but for this clause (i), be liable, exceeds on a cumulative basis an amount equal to US$150,000,000;

(ii) under clause (ii) of Section 13.05(a) for any Interbrew Loss relating to an individual item or series or related items that is less than US$11,000,000 (provided that the amounts of any individual items which are substantially similar or substantially related shall be aggregated for purposes of satisfying such US$11,000,000 threshold), in which case such items shall not be aggregated for purposes of clause (i) of this Section 13.05(b); and

(iii) under clause (ii) of Section 13.05(a) in excess of US$5,700,000,000 in the aggregate.

(c) In computing the amount of any Interbrew Loss due to a breach of representation or warranty, no effect shall be given to the words “materially” or “material” or any modification or qualification based on such terms or based on the defined term “SB Material Adverse Effect”.

SECTION 13.06. Calculation of Losses. The amount of any Interbrew Loss for which indemnification is provided under this Article XIII shall be net of any amounts actually recovered by the Interbrew Indemnitee under insurance policies with respect to such Interbrew Loss and any indemnity, contribution or other similar payment recoverable by any Interbrew Indemnitee from a third party with respect thereto and shall be (i) increased to take account of any net Tax cost actually incurred by the Interbrew Indemnitee arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax benefit actually realized by an Interbrew Indemnitee arising from the incurrence or payment of any such Interbrew Loss. In computing the amount of any such Tax cost or Tax benefit, an Interbrew Indemnitee shall be deemed to recognize all other items of income, gain, loss deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Interbrew Loss.

SECTION 13.07. Termination of Indemnification. The obligations to indemnify and hold harmless the Interbrew Indemnitees (i) pursuant to Section 13.05(a)(ii) shall terminate when the applicable representation or warranty terminates pursuant to Section 14.01, and (ii) pursuant to Section 13.05(a)(iii) shall terminate when the applicable covenant terminates pursuant to Section 14.01; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which any Interbrew Indemnitee shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) pursuant to Section 13.08 to BRC.

SECTION 13.08. Procedures. (a) Third Party Claims. In order for a person (the “indemnified party”) to be entitled to any indemnification provided for under Section 13.05 in respect of, arising out of or involving a claim made by any person against any Interbrew Indemnitee (an “Interbrew Third Party Claim”), such indemnified party must notify BRC in writing (and in reasonable detail) of the Interbrew Third Party Claim within 10 business days after receipt by such indemnified party of written notice of the Interbrew Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying SB Parties shall have been actually and materially prejudiced as a result of such failure (except that the Indemnifying SB Parties shall not be liable for any expenses incurred during the period in which the indemnified party failed to give such notice). Thereafter, the indemnified party shall deliver to BRC, within five business days’ time after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by such indemnified party relating to the Interbrew Third Party Claim.

(b) Assumption. If an Interbrew Third Party Claim is made against an indemnified party, BRC, on behalf of the other Indemnifying SB Parties, shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by BRC; provided, however, that such counsel is not reasonably objected to by such indemnified party. Should BRC so elect to assume the defense of an Interbrew Third Party Claim, BRC shall not be liable to the indemnified party for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof. If BRC assumes such defense, such indemnified party shall have the right to participate in the defense thereof and to employ counsel (not reasonably objected to by BRC), at its own expense, separate from the counsel employed by BRC, it being understood that BRC shall control such defense. BRC shall be liable for the fees and expenses of counsel employed by such indemnified party for any period during which BRC has not assumed the defense thereof (other than during any period in which such indemnified party shall have failed to give notice of the Interbrew Third Party Claim as provided above). If BRC chooses to defend or prosecute an Interbrew Third Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon BRC’s request) the provision to BRC of records and information that are reasonably relevant to such Interbrew Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not BRC assumes the defense of an Interbrew Third Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Interbrew Third Party Claim without BRC’s prior written consent (which consent shall not be unreasonably withheld). If BRC assumes the defense of an Interbrew Third Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of an Interbrew Third Party Claim that BRC may recommend and that by its terms obligates BRC to pay the full amount of the Liability in connection with such Interbrew Third Party Claim, which releases such indemnified party completely in connection with such Interbrew Third Party Claim and that could not otherwise adversely affect such indemnified party. Notwithstanding the foregoing, BRC shall not be entitled to assume the defense of any Interbrew Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by Interbrew in defending such Interbrew Third Party Claim) if the Interbrew Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against Interbrew that Interbrew reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages. If such equitable relief or other relief portion of the Interbrew Third Party Claim can be so separated from that for money damages, BRC shall be entitled to assume the defense of the portion relating to money damages.

(c) Other Claims. In the event an indemnified party should have a claim against any Indemnifying SB Party under Section 13.05 that does not involve an Interbrew Third Party Claim being asserted against or sought to be collected from such indemnified party, such indemnified party shall deliver notice of such claim with reasonable promptness to BRC. Subject to Sections 13.07 and 14.01, the failure by the indemnified party so to notify BRC shall not relieve any Indemnifying SB Party from any liability that it may have to such indemnified party under Section 13.05, except to the extent that such Indemnifying SB Party has been materially prejudiced by such failure.

(d) Mitigation. The Parties shall cooperate with each other with respect to resolving any claim or Liability with respect to which any Indemnifying SB Party is obligated to indemnify an indemnified party hereunder, including by making commercially reasonably efforts to mitigate or resolve any such claim or Liability.

(e) Shareholder Materials. Notwithstanding anything to the contrary herein, each of the SB Group Companies, jointly and severally, agrees to indemnify, defend and hold harmless Interbrew, its directors and officers, and any person who controls Interbrew, and the successors and assigns of all of the foregoing persons from and against any loss, damage, expense, claim or other Liability (including the reasonable cost of investigation) which Interbrew or any such person may incur under Applicable Law or otherwise, insofar as such loss, damage, expense, claim or other Liability arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information (including financial statements) furnished by or on behalf of such SB Group Company to Interbrew for use in the Interbrew Listing Prospectus or in any amendment or supplement thereto or in Interbrew Shareholders’ Meeting Materials, or (ii) any omission or alleged omission to state a material fact in connection with such written information specified in clause (i) of this paragraph required to be stated in such Interbrew Listing Prospectus or in such Shareholders’ Meeting Materials necessary to make such information not misleading with respect to any such SB Group Company.

SECTION 13.09. Responsibility for Interbrew Listing Prospectus. (a) Notwithstanding anything to the contrary herein, Interbrew shall assume responsibility for the Interbrew Listing Prospectus with respect to any third party claims in connection therewith except that:

(i) the SB Group Companies (other than AmBev) shall assume such responsibility for any information concerning any SB Group Company contained in any section, sub-section or paragraph of the Interbrew Listing Prospectus or the Interbrew Shareholders’ Meeting Materials, and, jointly, with the Stichting, for any information on the Interbrew shareholders arrangements between SB and the Stichting contained in any section, sub-section or paragraph of the Interbrew Listing Prospectus;

(ii) the Stichting shall assume such responsibility for any information concerning it contained in any section, sub-section or, for any information on the Interbrew shareholders arrangements between the Stichting and SB, paragraph of the Interbrew Listing Prospectus, and, jointly, with SB contained in any section, sub-section or paragraph of the Interbrew Listing Prospectus.

(b) Each of Interbrew, SB and the Stichting shall be mentioned in the Interbrew Listing Prospectus, in the following terms or similar terms, as, being represented by their respective board of directors to that effect, assuming responsibility for the respective information mentioned above (and, with respect to SB, that of AmBev) and declaring that “this information is factually accurate in all material respects and that there is no omission that would make it materially misleading.”

SECTION 13.10. ECAP Claims. Notwithstanding anything to the contrary herein, and without giving effect to any of the limitations set forth in Section 13.05(b), each of the SB Group Companies, jointly and severally, agrees to indemnify, defend and hold harmless, the Stichting, EPS and Interbrew, its directors and officers, and any person who controls the Stichting, or EPS or Interbrew, and the successors and assigns of all of the foregoing persons from and against any loss, damage, expense, claim or other Liability (including the reasonable cost of investigation) which the Stichting, EPS or Interbrew or any such person may incur in connection with any claims against any SB Group Company or affiliate thereof made by or on behalf of the ECAP minority interest holders in their capacity as shareholders of ECAP for acts or omissions occurring before the Closing or otherwise in respect of the period ending on the Closing Date.

SECTION 13.11. Sole Remedy. Except in the case of fraud, this Article XIII shall be the sole and exclusive remedy of each Interbrew Indemnitee following the Closing Date for any Interbrew Losses incurred or suffered by such Interbrew Indemnitee arising out of, or related to, or in connection with breaches of any representations, warranties or the failure to perform any of the covenants and agreements of any SB Group Company contained in this Agreement.

ARTICLE XIV

General Provisions

SECTION 14.01. Survival. The representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall survive for six years following the Closing, except with respect to any Pre-Closing Liabilities or Sections 5.01, 5.02, 5.03, 6.02, 6.03, 7.01, 7.02 and 7.03 which shall survive indefinitely; provided, however, that if a Party gives notice to another Party of any action, suit or proceeding or any claim in connection with the Transactions that is pending or threatened as of the expiration of such survival period, such representations and warranties shall survive until the resolution of such action, suit, proceeding or claim and provided, further, however that any claims in respect of Taxes (other than in respect of Taxes that constitute Pre-Closing Liabilities, which will survive indefinitely) shall survive until the 90th day following the expiration of the statute of limitations under Applicable Law.

SECTION 14.02. Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any Party (including by operation of law in connection with a merger or consolidation of such Party) without the prior written consent of Interbrew, in the case of the SB Group Companies, or BRC, in the case of Interbrew, the Stichting or EPS. Any attempted assignment in violation of this Section 14.02 shall be void.

SECTION 14.03. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their permitted assigns and except for Article XIII, with respect to SB Indemnities and Interbrew Indemnities, nothing herein expressed or implied shall give or be construed to give to any person, other than the Parties hereto and such assigns, any legal or equitable rights hereunder.

SECTION 14.04. Attorneys’ Fees. A Party in breach of this Agreement shall, on demand, indemnify and hold harmless the other Parties for and against all reasonable out-of-pocket expenses, including legal fees, incurred by such other Party by reason of the enforcement and protection of its rights under this Agreement. The payment of such expenses is in addition to any other relief to which such other Party may be entitled.

SECTION 14.05. Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by fax or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or fax, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), as follows:

(a) if to Interbrew,

Interbrew S.A. Vaartstraat 94/4 3000 Leuven Belgium Tel: Fax: +32.16.31.54.46

Attention of Senior VP Legal, Corporate Secretary

with a copy to:

Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN England

Attention of George H. White

(b) if to any SB Group Company,

Avenida Brigadeiro Faria, Lima, 3729-7° andar 04538-905, São Paulo SP, Brazil Tel: 55 11 3049 5505 Fax: 55 11 3049 5559

Attention of Roberto Thompson Motta

with a copy to:

Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7454 United States of America,

Attention of David Mercado

(c) if to the Stichting,

Stichting Interbrew Zeemansstraat 13 13016 CN Rotterdam Netherlands Tel: 003 11 04 36 07 07 Fax: 003 11 04 36 10 68

Attention of Sedde Peutz

(d) if to EPS,

Eugénie Patri Sébastien 398 Route d’Esch, L-1471 Luxemburg Tel: 003 52 48 18 281 Fax: 003 52 48 18 63

Attention of Gerard Becquer

SECTION 14.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Parties. An executed counterpart of this Agreement delivered by fax or other means of electronic communications shall be deemed to be an original and shall be as effective for all purposes as delivery of a manually executed counterpart.

SECTION 14.07. Entire Agreement. This Agreement and the Operative Documents collectively contain the entire agreement and understanding among the Parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. None of the Parties shall be liable or bound to any other Party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth in this Agreement or the Operative Documents.

SECTION 14.08. Severability. Any term or provision of this Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the Transactions is affected in any manner materially adverse to any Party or its shareholders. Upon any such determination, the Parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the Parties.

SECTION 14.09. Subsidiary or Other Action; SB Group Company Liability. (a) To the extent that action on the part of an entity in which a Party has an interest, whether controlling or not, is necessary in order for such Party to fulfill any of its obligations under this Agreement or any Operative Document, then each such obligation shall be deemed to include an undertaking on the part of such Party to, and to cause its representatives in such entity to, use its and their best efforts to cause such entity, or, with respect to a subsidiary or an entity in which such Party has a controlling interest, to cause such entity, to take such necessary action.

(b) Notwithstanding anything to the contrary herein or in any Operative Document, from and after the Closing Date, neither Tinsel Lux, Tinsel Participações nor ECAP shall be held liable for any obligations hereunder or other Liabilities of any SB Group Company or any of their respective affiliates, and none of the SB Group Companies shall have any rights to contribution vis-à-vis any of Tinsel Lux, Tinsel Participações or ECAP in respect of any Liabilities, whether incurred hereunder or otherwise.

(c) Interbrew will consult with BRC (or its successor) in the event it desires to take any action in respect of any SB Group Company (or any successor of any thereof) after the Closing that would adversely affect the tax position of BRC (or its successor) or its affiliates (or any of their successors) and will not take any such action to which BRC (or its successor) reasonably objects.

SECTION 14.10. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, provided, however, that the shares of capital stock and any corporate action (which, for the avoidance of doubt, will not include SB’s undertaking to cause BRC to contribute the Tinsel Lux Shares to Interbrew and Interbrew’s undertaking to issue the Interbrew Shares upon the contribution of such Tinsel Lux Shares to Interbrew) required to complete the Transactions shall be governed by the laws of the jurisdiction in which the person which issued such shares or takes such action is organized.

SECTION 14.11. Arbitration. (a) All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

(b) The number of arbitrators shall be three, one appointed by the plaintiff party or parties, one by the respondent party or parties and a chairman appointed jointly by the first two arbitrators. In the event that, in multiple party proceedings, the plaintiff parties or the respondent parties are not able to reach consensus on the appointment of their arbitrator, such (any only such) arbitrator shall be appointed by the International Chamber of Commerce (Article 10, paragraph 2, ICC Rules, Edition 1998).

(c) Any party to the dispute submitted to arbitration in connection with this Agreement may assert a cross-claim against any other party to the dispute based on any breach of this Agreement, the Incorporação Agreement, the LST Lock-Up Agreement or the EPS Lock-up Agreement. Any party to the dispute shall have access to all documents filed by any other party.

(d) Any party to the dispute submitted to arbitration may request that any party to the Incorporação Agreement, the LST Lock-Up Agreement or the EPS Lock-up Agreement which was not initially named as a party to the proceedings be joined as a party to the proceedings, provided that the basis asserted for such joinder is substantially related to the subject matter of the dispute in arbitration. Any party to the abovementioned agreements which is not involved in the proceeding may request to join the existing proceeding, provided that the basis asserted for such intervention is substantially related to the subject matter of the dispute in arbitration. The parties to those abovementioned agreements have agreed to these procedures. Any joined or intervening party shall be bound by any award rendered by the arbitral tribunal even if it chooses not to participate in the arbitral proceedings.

(e) The Parties agree that the ICC Court of Arbitration shall fix separate advances on costs in respect of each claim, counterclaim or cross-claim.

(f) The Parties agree that if a dispute raises issues which are the same as or substantially connected with issues raised in a related dispute arising in connection with this Agreement, the Incorporação Agreement, the LST Lock-Up Agreement or the EPS Lock-up Agreement, such dispute and such related dispute shall be finally settled by the first appointed arbitral tribunal, provided a joinder of proceedings is requested by at least one party to any of the disputes.

(g) The place of arbitration shall be Paris, France. The language of the arbitration shall be English.

(h) The arbitrators will have no authority to award punitive damages or any other damages not measured by the prevailing Party’s actual damages, and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Agreement.

(i) Any Party may make an application to the arbitrators seeking injunctive relief to maintain the status quo until such time as the arbitration award is rendered or the controversy is otherwise resolved. Any Party may apply to any court having jurisdiction hereof to seek injunctive relief in order to maintain the status quo until such time as the arbitration award is rendered or the controversy is otherwise resolved.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

S-BRACO PARTICIPAÇÕES S.A.,

by
/s/ Jorge Paulo Lemann
Name: Jorge Paulo Lemann
Title: Director

by
/s/ Roberto Moses Thompson Motta
Name: Roberto Moses Thompson Motta
Title: Director

WITNESSES:

/s/ Marcio Aparecido Alves Correa__
Name: Marcio Aparecido Alves Correa
R.G.: 14.114.166
CPF: 076.009.498-57

/s/ Tatiana Buzalaf de Andrade e Silva_
Name: Tatiana Buzalaf de Andrade e Silva
R.G.: 6.122.637-0 SSP/PR
CPF: 021.829.769-65

ROUGEVAL LIMITED,
by
/s/ Jorge Paulo Lemann
Name: Jorge Paulo Lemann
Title: Director

by
/s/ Roberto Moses Thompson Motta
Name:Roberto Moses Thompson Motta
Title: Director

WITNESSES:

/s/ Marcio Aparecido Alves Correa__
Name: Marcio Aparecido Alves Correa
R.G.: 14.114.166
CPF: 076.009.498-57

/s/ Tatiana Buzalaf de Andrade e Silva_
Name: Tatiana Buzalaf de Andrade e Silva
R.G.: 6.122.637-0 SSP/PR
CPF: 021.829.769-65

TINSEL INVESTMENTS INC.,

by /s/ Jorge Paulo Lemann Name: Jorge Paulo Lemann
Title: Director

by
/s/ Roberto Moses Thompson Motta
Name: Roberto Moses Thompson Motta
Title: Director

WITNESSES:

/s/ Marcio Aparecido Alves Correa__
Name: Marcio Aparecido Alves Correa
R.G.: 14.114.166
CPF: 076.009.498-57

/s/ Tatiana Buzalaf de Andrade e Silva_
Name: Tatiana Buzalaf de Andrade e Silva
R.G.: 6.122.637-0 SSP/PR
CPF: 021.829.769-65

BRACO S/A,

by
/s/ Jorge Paulo Lemann
Name: Jorge Paulo Lemann
Title: Director

by
/s/ Carlos Alberto Da Veiga Sicupira
Name: Carlos Alberto Da Veiga
Sicupira Title: Director

by
/s/ Marcel Herrmann Telles
Name: Marcel Herrmann Telles
Title: Director

by
/s/ Roberto Moses Thompson Motta
Name: Roberto Moses Thompson Motta
Title: Director Director

WITNESSES:

/s/ Marcio Aparecido Alves Correa__
Name: Marcio Aparecido Alves Correa
R.G.: 14.114.166
CPF: 076.009.498-57

/s/ Tatiana Buzalaf de Andrade e Silva_
Name: Tatiana Buzalaf de Andrade e Silva
R.G.: 6.122.637-0 SSP/PR
CPF: 021.829.769-65

TINSEL PARTICIPAÇÕES LTDA.,

by
/s/ Jorge Paulo Lemann
Name: Jorge Paulo Lemann
Title: Director

by
/s/ Carlos Alberto Da Veiga Sicupira
Name: Carlos Alberto Da Veiga Sicupira
Title: Director

by
/s/ Marcel Herrmann Telles Name: Marcel Herrmann Telles
Title: Director

by
/s/ Roberto Moses Thompson Motta
Name: Roberto Moses Thompson Motta
Title: Director

WITNESSES:

/s/ Marcio Aparecido Alves Correa__
Name: Marcio Aparecido Alves Correa
R.G.: 14.114.166
CPF: 076.009.498-57

/s/ Tatiana Buzalaf de Andrade e Silva_
Name: Tatiana Buzalaf de Andrade e Silva
R.G.: 6.122.637-0 SSP/PR
CPF: 021.829.769-65

EMPRESA DE ADMINISTRAÇÃO E PARTICIPAÇÕES S.A.-ECAP,

by
/s/ Jorge Paulo Lemann
Name: Jorge Paulo Lemann
Title: Director

by
/s/ Carlos Alberto Da Veiga Sicupira
Name: Carlos Alberto Da Veiga Sicupira
Title: Director

by
/s/ Marcel Herrmann Telles
Name: Marcel Herrmann Telles
Title: Director

by
/s/ Roberto Moses Thompson Motta Name: Roberto Moses Thompson Motta
Title: Director

WITNESSES:

/s/ Marcio Aparecido Alves Correa__
Name: Marcio Aparecido Alves Correa
R.G.: 14.114.166
CPF: 076.009.498-57

/s/ Tatiana Buzalaf de Andrade e Silva_
Name: Tatiana Buzalaf de Andrade e Silva
R.G.: 6.122.637-0 SSP/PR
CPF: 021.829.769-65

TINSEL INVESTMENTS S/A,

by
/s/ Jorge Paulo Lemann
Name: Jorge Paulo Lemann
Title:
by
/s/ Roberto Moses Thompson Motta
Name: Roberto Moses Thompson Motta
Title:

WITNESSES:

/s/ Marcio Aparecido Alves Correa__
Name: Marcio Aparecido Alves Correa
R.G.: 14.114.166
CPF: 076.009.498-57

/s/ Tatiana Buzalaf de Andrade e Silva_
Name: Tatiana Buzalaf de Andrade e Silva
R.G.: 6.122.637-0 SSP/PR
CPF: 021.829.769-65

BRC S/A,

by
/s/ Jorge Paulo Lemann Name: Jorge Paulo Lemann Title:

by
/s/ Roberto Moses Thompson Motta
Name: Roberto Moses Thompson Motta
Title:

WITNESSES:

/s/ Marcio Aparecido Alves Correa__
Name: Marcio Aparecido Alves Correa
R.G.: 14.114.166
CPF: 076.009.498-57

/s/ Tatiana Buzalaf de Andrade e Silva_
Name: Tatiana Buzalaf de Andrade e Silva
R.G.: 6.122.637-0 SSP/PR
CPF: 021.829.769-65

BRACO MANAGEMENT INC.,

by
/s/ Jorge Paulo Lemann
Name: Jorge Paulo Lemann
Title:

by
/s/ Roberto Moses Thompson Motta
Name: Roberto Moses Thompson Motta
Title:

WITNESSES:

/s/ Marcio Aparecido Alves Correa__
Name: Marcio Aparecido Alves Correa
R.G.: 14.114.166
CPF: 076.009.498-57

/s/ Tatiana Buzalaf de Andrade e Silva_
Name: Tatiana Buzalaf de Andrade e Silva
R.G.: 6.122.637-0 SSP/PR
CPF: 021.829.769-65

BRACOPAR S.A.,

by
/s/ Jorge Paulo Lemann
Name: Jorge Paulo Lemann
Title:

by
/s/ Roberto Moses Thompson Motta
Name: Roberto Moses Thompson Motta
Title:

WITNESSES:

/s/ Marcio Aparecido Alves Correa__
Name: Marcio Aparecido Alves Correa
R.G.: 14.114.166
CPF: 076.009.498-57

/s/ Tatiana Buzalaf de Andrade e Silva_
Name: Tatiana Buzalaf de Andrade e Silva
R.G.: 6.122.637-0 SSP/PR
CPF: 021.829.769-65

INTERBREW S.A.,

by

/s/ John F. Brock_
Name: John F. BROCK
Title:
Chief Executive Officer

by
/s/ François Jaclot
Name: François JACLOT
Title:
Chief Financial Officer

WITNESSES:

/s/ Jean Louis Van de Perre
Name: Jean Louis Van de Perre
ID Card: 161 0029528 54

/s/ Catherine Noirfalisse
Name: Catherine NOIRFALISSE
ID Card: 161 0019803 29

STICHTING INTERBREW,

by
/s/ Fredric de Mevius
Name: Frederic de Mevius
Title: Director

by
/s/ Charles Adriaenssen
Name: Charles Adriaenssen
Title: Director

by
/s/ Alexandre Van Damme
Name: Alexandre Van Damme
Title: Director

WITNESSES:

/s/ Jean Louis Van de Perre
Name: Jean Louis Van de Perre
ID Card: 161 0029528 54

/s/ Catherine Noirfalisse
Name: Catherine NOIRFALISSE
ID Card: 161 0019803 29

EUGÉNIE PATRI SÉBASTIEN,

by
/s/ Fredric de Mevius
Name: Frederic de Mevius
Title: Director

by
/s/ Charles Adriaenssen
Name: Charles Adriaenssen
Title: Director

by
/s/ Alexandre Van Damme
Name: Alexandre Van Damme
Title: Director

WITNESSES:

/s/ Jean Louis Van de Perre
Name: Jean Louis Van de Perre
ID Card: 161 0029528 54

/s/ Catherine Noirfalisse
Name: Catherine NOIRFALISSE
ID Card: 161 0019803 29

INCORPORAÇÃO AGREEMENT

dated as of

March 3, 2004

among

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV,

INTERBREW S.A.,

LABATT BREWING CANADA HOLDING LTD.

and

LABATT BREWING COMPANY LIMITED

TABLE OF CONTENTS

ARTICLE I

The Incorporação

ARTICLE II

Representations and Warranties Relating to AmBev and the AmBev Shares

ARTICLE III

Representations and Warranties of Interbrew and Mergeco

ARTICLE IV

Representations and Warranties Relating to Labatt

ARTICLE V

Covenants

ARTICLE VI

Conditions Precedent

ARTICLE VII

Termination, Amendment and Waiver

SECTION 7.01	Termination	47
SECTION 7.02	Effect of Termination	47
SECTION 7.03	Amendments and Waivers	48

ARTICLE VIII

Indemnification

ARTICLE IX

General Provisions

INCORPORAÇÃO AGREEMENT (this “Agreement”) dated as of March 3, 2004, among COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV, a corporation organized under the laws of the Federative Republic of Brazil (“AmBev”), INTERBREW S.A., a public limited liability company organized under the laws of Kingdom of Belgium (“Interbrew”), LABATT BREWING CANADA HOLDING LTD., a company organized under the laws of the Bahamas and a wholly owned subsidiary of Interbrew (“Mergeco”), and LABATT BREWING COMPANY LIMITED, a corporation organized under the federal laws of Canada (“Labatt”).

WHEREAS Interbrew and certain other parties have entered into a Contribution and Subscription Agreement (the “Contribution and Subscription Agreement”) dated the date hereof;

WHEREAS the Board of Directors of Interbrew, the Board of Directors of Mergeco, the Board of Directors of Labatt and the Board of Directors of AmBev have approved this Agreement and the transactions contemplated hereby, including the Incorporação, upon the terms and subject to the conditions set forth herein, and have determined that the Incorporação is in the best interests of each of their respective companies; and

WHEREAS certain terms used in this Agreement are defined in Section 9.05(b), and all other capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Contribution and Subscription Agreement.

Accordingly, the parties hereby agree as follows:

ARTICLE I.........

The Incorporação

SECTION 1.01. ...The Incorporação. (a) (i) On the terms and subject to the conditions of this Agreement and in accordance with Brazilian Corporate Law and the Protocol of Incorporação, at the Effective Time, Mergeco shall be merged into AmBev by means of an Incorporação as defined in Article 227 of Brazilian Corporate Law (the “Incorporação”), whereupon AmBev shall continue as the surviving corporation and the corporate existence of Mergeco shall cease. From and after the Effective Time, the Incorporação shall have the effects provided under Brazilian Corporate Law and the Protocol of Incorporação, and AmBev shall, as the surviving corporation of the Incorporação, possess all the rights, powers, privileges and franchises, and be subject and successor to all of the obligations, liabilities and restrictions of Mergeco.

(ii) Subject to the provisions of this Agreement, Interbrew, Mergeco and AmBev shall cause the Incorporação to be consummated by preparing the Protocol of Incorporação (which shall be executed by the executive officers of AmBev and the executive officers of Mergeco), the Proposta and other necessary or advisable documents complying with Brazilian Corporate Law and submitting such documents, as may be necessary or advisable, to the approval of the respective shareholders of AmBev and of Mergeco. The Incorporação shall become effective at such time as the Incorporação is approved at the Second Extraordinary Shareholders Meeting (the time the Incorporação becomes effective being referred to herein as the “Effective Time”). At the Effective Time, by virtue of the Incorporação, the shareholders of Mergeco shall receive 9,532,468,614 newly issued common shares of AmBev (the “AmBev Common Shares”) and 13,812,648,539 newly issued preferred shares of AmBev (the “AmBev Preferred Shares” and such AmBev Common Shares and AmBev Preferred Shares, as may be adjusted pursuant to Section 1.05, the “AmBev Shares”), which will be subscribed to by the executive officers of Mergeco, on behalf of the shareholders of Mergeco, and be deemed to be paid with Mergeco’s net worth. For purposes of the Incorporação and in connection with the issuance of the AmBev Shares, Mergeco’s net worth as of the Reference Date shall be valued assuming that Mergeco owns the Labatt Holdco Shares and Labatt Holdco owns the Labatt Shares as of the Reference Date, and the AmBev Shares shall be issued pursuant to a ratio approved by the respective shareholders of AmBev and of Mergeco based on the Economic Valuation Report. The reference date (the “Reference Date”) for the Net Worth Appraisal shall be a date proposed by the Board of Directors of AmBev and the Board of Directors of Mergeco and approved by shareholders of AmBev and Mergeco pursuant to the Brazil Merger Documentation.

(b) Transactions related to the Consummation of the Incorporação. For purposes of consummating the Incorporação, prior to the Closing:

(i) the executive officers and the Board of Directors of Mergeco and the executive officers and the Board of Directors of AmBev shall cause to be prepared and execute (A) a protocol concerning the Incorporação (the “Protocol of Incorporação”) pursuant to Brazilian Corporate Law, substantially in the form of Exhibit 1.01(b)(i)(A), and (B) a proposal and justification regarding the Incorporação (the “Proposta” and, together with the Protocol of Incorporação, the “Brazil Merger Documentation”) pursuant to Brazilian Corporate Law, substantially in the form of Exhibit 1.01(b)(i)(B);

(ii) Interbrew shall cause Interbrew International B.V. (“IIBV”), a corporation organized under the laws of the Netherlands, a direct or indirect wholly owned subsidiary of Interbrew and the sole holder of all the issued and outstanding capital stock of Mergeco (the “Mergeco Shares”), to (A) approve the Incorporação pursuant to Bahamas Corporate Law and (B) authorize the executive officers of Mergeco to take all actions necessary or advisable in connection with the Incorporação, including the subscription to the AmBev Shares in connection with the Incorporação;

(iii) AmBev shall cause to be prepared and delivered to the Board of Directors of AmBev and Interbrew (A) prior to the date hereof, a valuation report (the “Economic Valuation Report”) based on which the executive officers and the Board of Directors of AmBev shall propose the exchange ratio between the Mergeco Shares and the AmBev Shares and (B) prior to the Second Extraordinary Shareholders Meeting, an appraisal report (the “Net Worth Appraisal”) pursuant to Article 226 of Brazilian Corporate Law relating to the net worth of Mergeco;

(iv) an extraordinary meeting of the shareholders of AmBev (the “First Extraordinary Shareholders Meeting”) shall be held at the earliest date permitted by Applicable Law and the by-laws of AmBev for the purpose of (A) approving the Brazil Merger Documentation, including the Exchange Ratio and (B) appointing APSIS Consultoria Empresarial S/C Ltda., or another appraiser reasonably satisfactory to AmBev, for the preparation of the Net Worth Appraisal and approving any fees payable to such appraiser;

(v) Interbrew and Mergeco shall, and shall cause Labatt to, prepare an audited pro forma balance sheet and audited statements of earnings, deficit and cash flows of Mergeco, dated as of and for the year ended the Reference Date, reconciled to Brazilian GAAP, in accordance with Brazilian Corporate Law and Brazilian securities laws and regulations, which will be relied on for purposes of the Net Worth Appraisal and for presentation to the Second Extraordinary Shareholders Meeting;

(vi) AmBev shall prepare the disclosure material in connection with the Incorporação required by Regulation No. 319 of the Brazilian Securities and Exchange Commission (“CVM”), cause such disclosure material to be published in the form required by Brazilian Corporate Law and submit it to the CVM and the São Paulo Stock Exchange for their information and for filing;

(vii) promptly after the First Extraordinary Shareholders Meeting, AmBev shall file the minutes thereof with the São Paulo Registry of Commerce, the New York Stock Exchange, the São Paulo Stock Exchange, the CVM and the SEC; and

(viii) AmBev shall use its reasonable best efforts to obtain, and Interbrew shall cooperate and assist AmBev in obtaining, the approvals of the Brazilian Central Bank of (A) the acquisition of the Labatt Holdco Shares by AmBev and (B) the issuance and delivery of the AmBev Shares to IIBV as a result of the Incorporação, each in the manner contemplated by this Agreement (such approvals, the “Brazilian Central Bank Approval”).

SECTION 1.02. ...Labatt Restructuring. (a) Prior to the Closing, Interbrew shall cause Labatt and its subsidiaries to undertake a restructuring in accordance with the restructuring plan attached hereto as Schedule 1.02 (the “Restructuring Plan”), provided that Interbrew and Mergeco shall have the right to make such changes to the Restructuring Plan as they (with the written consent of AmBev, such consent not to be unreasonably delayed or withheld) deem appropriate so long as such changes could not impose on AmBev any tax or other liabilities that could not be imposed on AmBev under the Restructuring Plan, could not materially delay consummation of the Closing and could not otherwise adversely affect AmBev or Labatt, subject to AmBev’s waiver of such condition. The “Restructuring”means consummation of the transactions contemplated by the Restructuring Plan as it may be changed in accordance with this Section 1.02.

(b) Canada Revenue Certificate. Interbrew shall use its reasonable efforts to obtain prior to the Closing a certificate issued by the Minister of National Revenue of Canada under subsection 116(2) of the Act with respect to the transfer of the Labatt Shares from IIBV to Labatt Holdco, with a certificate limit that is not less than the cost to Labatt Holdco for Canadian tax purposes (which shall be equal to the fair market value) of the Labatt Shares and, if such certificate is obtained prior to the Closing, Interbrew shall deliver a copy of such certificate to AmBev at Closing. Interbrew shall indemnify Labatt Holdco (on an after-tax basis) for any Taxes and other expenses incurred in respect of the failure by Interbrew to deliver to AmBev at Closing such a certificate (with a certificate limit as described above).

SECTION 1.03. ...Closing Date. The closing of the Incorporação (the “Closing”) shall take place at the offices of AmBev, at approximately 10:00 AM, São Paulo time, on the day the Second Extraordinary Shareholders Meeting is held, which shall be on a date as promptly as practicable but no later than the thirtieth day following the satisfaction (or, to the extent permitted, the waiver by the parties entitled to the benefits thereof) of the conditions set forth in Article VI, other than those conditions that by their terms are to be satisfied at the Closing or at such other time and date as may be mutually agreed by AmBev and Interbrew, and immediately following the closing of transactions contemplated by the Contribution and Subscription Agreement. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. Immediately upon the closing of the Contribution and Subscription contemplated by the Contribution and Subscription Agreement, all of the conditions set forth in Article VI shall be deemed immediately satisfied.

SECTION 1.04. ...Transactions to be Effected at or after the Closing.

(a) At the Closing:

(i) An extraordinary meeting of the shareholders (the “Second Extraordinary Shareholders Meeting”) of AmBev shall be held for the purpose of (A) approving the Net Worth Appraisal, (B) approving the Incorporação and (C) authorizing the issuance of the AmBev Shares in connection with the Incorporação and the capital increase resulting therefrom.

(ii) An executive officer of Mergeco shall subscribe to the AmBev Shares on behalf of the shareholders of Mergeco, and AmBev shall deliver to or cause to be delivered to Interbrew (A) a copy of the minutes of the Second Extraordinary Shareholders Meeting approving the Incorporação, (B) evidence of the registration of IIBV as holder of the AmBev Shares in the share register of AmBev or in any shareholder register or account of AmBev held by a professional depository of securities, as the case may be, and (C) such other documents as Interbrew or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement.

(iii) AmBev shall enter into two non-cash (symbolic) foreign exchange agreements with a financial institution authorized to conduct foreign exchange transactions in Brazil to reflect (A) the acquisition of the Labatt Holdco Shares by AmBev and (B) the issuance and delivery of the AmBev Shares to IIBV.

(iv) Interbrew shall deliver or cause to be delivered to AmBev (A) the share certificate representing the Labatt Shares registered in the name of Labatt Holdco and evidence of the registration of Labatt Holdco as holder of the Labatt Shares in the share register of Labatt, (B) upon approval by the shareholders of AmBev of the Incorporação at the Second Extraordinary Shareholders Meeting, the share certificate representing the Labatt Holdco Shares registered in the name of AmBev and evidence of the registration of AmBev as holder of the Labatt Holdco Shares in the share register of Labatt Holdco, and (C) such other documents as AmBev or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement.

(b) (i) Promptly after the Closing, AmBev shall file the minutes of the Second Extraordinary Shareholders Meeting with the São Paulo Registry of Commerce, the New York Stock Exchange, the São Paulo Stock Exchange, the CVM and the SEC, (ii) not more than two (2) Business Days following the Closing, Interbrew shall deliver, or cause to be delivered, to Companhia Brasileira de Bebidas (“CBB”) the share certificate representing the Remaining Share, properly endorsed for transfer and accompanied by stock powers duly endorsed in blank and (iii) within one Business Day following the Closing, AmBev shall cause to be filed with the Bahamian corporate registry evidence of the Incorporação in accordance with Section 78 of the Bahamas Corporate Law.

SECTION 1.05. ...Provisions relating to the Femsa Cerveza Interest and Labatt USA. (a) Notwithstanding any other provision of this Agreement, from the date hereof through the Closing Date, Interbrew and Labatt shall be permitted to (i) negotiate with Femsa or any of its subsidiaries (A) to sell the Femsa Cerveza Interest to Femsa or a subsidiary of Femsa (a “Femsa Party”), (B) to repurchase the approximately 30% minority interest in LF Holdings I L.L.C., a Delaware limited liability company, and LF Holdings II L.L.C., a Delaware limited liability company, and (C) to terminate, amend or restate certain related distribution agreements (clauses (B) and (C) being collectively referred to herein as the “Labatt USA Restructuring”); (ii) enter into or cause a subsidiary to approve, execute and deliver definitive agreement(s) providing for the sale of the Femsa Cerveza Interest to a Femsa Party or for the Labatt USA Restructuring at such price and upon such terms and conditions as may be agreed by Interbrew and Labatt, acting in their sole discretion, on the one hand, and the applicable Femsa Party, on the other hand (such price, the “Femsa Cerveza Price”); (iii) take such actions and execute such documents, agreements, certificates and other instruments as may be necessary or desirable in order to consummate the sale of the Femsa Cerveza Interest to a Femsa Party (a “Femsa Cerveza Exclusion”) or the Labatt USA Restructuring; (iv) consummate prior to Closing all or any portion of the Femsa Cerveza Exclusion or Labatt USA Restructuring; (v) distribute to Interbrew or a subsidiary of Interbrew the net proceeds received from a Femsa Cerveza Exclusion or a Labatt USA Restructuring prior to the Closing (net of (x) any transaction expenses incurred by Labatt or a Labatt Subsidiary as a result of a Femsa Cerveza Exclusion or Labatt USA Restructuring and (y) any Taxes incurred by Labatt or a Labatt Subsidiary as a result of such Femsa Cerveza Exclusion or Labatt USA Restructuring or as a result of the distribution of amounts received in respect of a Femsa Cerveza Exclusion or Labatt USA Restructuring); and (vi) if definitive agreements are entered into with respect to the Femsa Cerveza Exclusion or Labatt USA Restructuring or the consent or necessary waivers are received from Femsa and Femsa Cerveza, to distribute or transfer prior to the Closing the Femsa Cerveza Interest and Labatt USA, or either of them, to Interbrew or another subsidiary of Interbrew for fair market value and distribute the net proceeds after paying any Taxes or expenses. Interbrew and Labatt shall consult with AmBev from time to time with respect to any discussions held with Femsa regarding any of the foregoing and, notwithstanding any of the foregoing, shall not enter into any commitment that would be binding on Labatt or any of the Labatt Subsidiaries after Closing or that would impose any liability on Labatt or any of the Labatt Subsidiaries after Closing, in either case without the prior consent of AmBev.

(b) In the event that a Femsa Cerveza Exclusion is consummated, or the Femsa Cerveza Interest is distributed or transferred to Interbrew or a subsidiary of Interbrew other than Labatt or any of the Labatt Subsidiaries, at or prior to the Closing, (i) the AmBev Shares to be issued in the Incorporação shall be adjusted by (x) reducing the number of AmBev Common Shares to be issued pursuant to the Incorporação by 1,666,286,732 AmBev Common Shares to 7,866,181,882 and (y) reducing the number of AmBev Preferred Shares to be issued pursuant to the Incorporação by 2,414,467,220 AmBev Preferred Shares to 11,398,181,319 AmBev Preferred Shares and (ii) if it has been issued, the principal balance of the Femsa Cerveza Promissory Note shall be repaid in full prior to the Closing. In the event that a Labatt USA Restructuring is consummated, or Labatt USA is distributed or transferred to Interbrew or a subsidiary of Interbrew other than Labatt or any of the Labatt Subsidiaries, at or prior to the Closing, if it has been issued, the Labatt USA Promissory Note shall be repaid in full prior to the Closing.

ARTICLE II........

Representations and Warranties Relating to AmBev and the AmBev Shares

AmBev represents and warrants as of the date hereof (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall be as of such other date) to Interbrew and Mergeco as follows:

SECTION 2.01. ...Organization, Standing and Power. AmBev is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized. Each subsidiary of AmBev is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (to the extent recognized by the laws of the jurisdiction in which it is organized). Each of AmBev and its subsidiaries has full power (corporate or otherwise) and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, have not had and would not reasonably be expected to have an AmBev Material Adverse Effect. Each of AmBev and its subsidiaries is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have an AmBev Material Adverse Effect. AmBev has made available, or will have made available prior to the Closing, to Interbrew or its counsel true and complete copies of AmBev’s by-laws, as amended to date.

SECTION 2.02. ...Capital Stock of AmBev and its Subsidiaries. The authorized capital stock of AmBev consists of 45,000,000,000 (forty-five billion) common shares and preferred shares, without par value. As of the date hereof, there are 15,735,878,391 common shares and 22,801,455,371 preferred shares (including 104,545,599 common shares and 565,740,839 preferred shares held in treasury) issued and outstanding (the “AmBev Capital Stock”). Except for the AmBev Capital Stock and as set forth in Schedule 2.02, there are no shares of capital stock or other equity or voting securities of AmBev issued, reserved for issuance or outstanding. The AmBev Capital Stock and any other equity or voting securities of AmBev are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof and are not subject to and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Applicable Law, the by-laws of AmBev or any Contract to which AmBev is a party or otherwise bound. All the outstanding shares of capital stock of each subsidiary of AmBev have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof. Except as set forth on Schedule 2.02, there are not any bonds, debentures, notes or other indebtedness of AmBev having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the AmBev Capital Stock may vote (“Voting AmBev Debt”). Except as set forth in Schedule 2.02, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock based performance units, commitments, Contracts, arrangements or undertakings of any kind (collectively, “Rights”) to which AmBev or any of its subsidiaries is a party or by which any of them is bound (i) obligating AmBev or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, AmBev or of any of its subsidiaries or any Voting AmBev Debt, (ii) obligating AmBev or any of its subsidiaries to issue, grant, extend or enter into any such Rights or (iii) that give any person the right to receive any economic benefit or right similar to or based upon the economic benefits and rights accruing to holders of the AmBev Capital Stock. There are not any outstanding contractual obligations of AmBev or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of AmBev or any of its subsidiaries.

SECTION 2.03. ...Authority; Execution and Delivery; and Enforceability. AmBev has full power and authority to execute this Agreement and the other agreements and instruments to be executed and delivered in connection with or as contemplated by this Agreement (such other agreements and instruments being collectively referred to as the “Operative Agreements”) to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby (the “Transactions”), other than approvals described in Sections 1.01 and 1.04 to be received at the First Extraordinary Shareholders Meeting and the Second Extraordinary Shareholders Meeting. The execution and delivery by AmBev of this Agreement and the other Operative Agreements to which it is, or is specified to be, a party and the consummation by AmBev of the Transactions have been duly authorized by all necessary action (corporate or otherwise), other than approvals described in Sections 1.01 and 1.04 to be received at the First Extraordinary Shareholders Meeting and the Second Extraordinary Shareholders Meeting and as set forth in Schedule 2.03. AmBev has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each other Operative Agreement specified to be delivered on or before the Closing to which it is, or is specified to be, a party, and this Agreement constitutes, and each other Operative Agreement to which it is, or is specified to be, a party will as of the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability.

SECTION 2.04. ...No Conflicts. The execution and delivery by AmBev of this Agreement do not, the execution and delivery by AmBev of each other Operative Agreement to which it is, or is specified to be, a party will not, and the consummation of the Transactions and compliance by AmBev with the terms hereof and thereof will not contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, to loss of a material benefit under or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, require the consent of any person under, or result in the creation of any mortgages, liens, security or other interests, charges, easements, leases, subleases, covenants, rights of way, options, claims, restrictions or encumbrances of any kind (collectively, “Liens”) upon any of the properties or assets of AmBev or any of its subsidiaries under, any provision of (i) the charter documents, by-laws or other organizational documents of AmBev or any of its subsidiaries, if applicable, (ii) any contract, lease, license, indenture, agreement, commitment or other legally binding arrangement (a “Contract”) to which AmBev or any of its subsidiaries is a party or by which any of their properties or assets are bound or (iii) any judgment, order or decree (“Judgment”) or statute, law (including common law), ordinance, rule or regulation (“Applicable Law”) applicable to AmBev or any of its subsidiaries or their properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have an AmBev Material Adverse Effect, except as set forth in Schedule 2.04.

SECTION 2.05. ...Consents. Except as set forth in Schedule 2.05, no consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, any national, state, provincial, local or foreign government or any tribunal or court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to AmBev or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or any other Operative Agreement to which AmBev or any of its subsidiaries is, or is specified to be, a party or the consummation of the Transactions to be consummated by AmBev or its subsidiaries, other than (A) compliance with and filings under any applicable antitrust or foreign investment laws, including the Competition Act (Canada), the Investment Canada Act, the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the antitrust laws of the United States of Mexico and the Federative Republic of Brazil (collectively, the “Antitrust Laws”), (B) compliance with and filings under the securities laws of Brazil and (C) the Brazilian Central Bank Approval.

SECTION 2.06. ...The AmBev Shares. Upon issuance, the AmBev Shares will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof and will not be subject to or issued in violation of any Applicable Law or of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Applicable Law, the charter documents or by-laws of AmBev or its subsidiaries or any Contract to which AmBev is a party or otherwise bound. Assuming Interbrew has the requisite power and authority to be the lawful owner of the AmBev Shares, upon (i) delivery to Interbrew at the Closing of evidence of the registration of Interbrew as holder of the AmBev Shares in the shareholder register of AmBev or, as the case may be, in any shareholder register or account of AmBev held by a professional depository of securities and (ii) AmBev’s receipt of the Labatt Holdco Shares and completion of the actions specified in Section 1.04, good and valid title to the AmBev Shares will pass to Interbrew, free and clear of any Liens, other than those arising from acts of Interbrew or its affiliates.

SECTION 2.07. ...Securities Act. The Labatt Holdco Shares to be acquired by AmBev as a result of the Incorporação, when acquired by AmBev, will be acquired for investment only and not with a view to any public distribution thereof, and AmBev shall not offer to sell or otherwise dispose of the Labatt Holdco Shares so acquired by it in violation of any of the registration requirements of the Securities Act of 1933 (the “Securities Act”).

SECTION 2.08. ...Private Offering. None of AmBev, its affiliates and its representatives has issued, sold or offered any security of AmBev to any person under circumstances that would cause the issuance and delivery of the AmBev Shares as contemplated by this Agreement to be subject to the registration requirements of the Securities Act. None of AmBev, its affiliates and its representatives will offer the AmBev Shares or any part thereof or any similar securities for issuance or sale to, or solicit any offer to acquire any of the same from, anyone so as to make the issuance and sale of the AmBev Shares subject to the registration requirements of Section 5 of the Securities Act. Assuming the representations of Interbrew contained in Section 3.08 are true and correct, the issuance and delivery of the AmBev Shares on or prior to the Closing Date will be exempt from the registration and prospectus delivery requirements of the Securities Act.

SECTION 2.09. ...SEC Documents. (a) Since January 1, 2003, AmBev has filed all reports, schedules, forms, statements and other documents required to be filed by AmBev with the SEC, pursuant to Sections 13(a) and 15(d) of the Exchange Act (the “AmBev SEC Documents”).

(b) As of its respective date (or, if amended, as of the date of such amendment), each AmBev SEC Document complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such AmBev SEC Document, as the case may be, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of AmBev included in the AmBev SEC Documents (the “AmBev SEC Financial Statements”) and the audited consolidated financial statements of AmBev for the year ended December 31, 2003 attached hereto as Schedule 2.09 (the “AmBev 2003 Financial Statements”) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles of Brazil (“Brazilian GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and, as of the Closing Date, will be reconciled to U.S. GAAP, and fairly present the consolidated financial position of AmBev and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Except as set forth in Schedule 2.10 or as disclosed in the AmBev SEC Documents filed and publicly available prior to the date of this Agreement, the AmBev 2003 Financial Statements or the Quinsa SEC Documents, (i) there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of AmBev, threatened against any of AmBev or any of AmBev’s subsidiaries, which have had or would reasonably be expected to have, individually or in the aggregate, an AmBev Material Adverse Effect and (ii) AmBev and its subsidiaries do not have any debts, liabilities or obligations of any nature (whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, unasserted or otherwise) except for liabilities or obligations (A) disclosed, reflected or reserved against in (1) the AmBev SEC Documents filed and publicly available prior to the date of this Agreement, (2) the AmBev 2003 Financial Statements or (3) the Quinsa SEC Documents, (B) as otherwise contemplated by this Agreement, (C) as set forth on Schedule 2.09, (D) incurred in the ordinary course of business consistent with past practice since the date of the AmBev 2003 Financial Statements and (E) which have not had or would not reasonably be expected to have, individually or in the aggregate, an AmBev Material Adverse Effect.

(d) AmBev and its subsidiaries do not have any liabilities or obligations of any nature required to be disclosed by Brazilian GAAP with reference to the AmBev 2003 Financial Statements, taken as a whole, except as disclosed, reflected or reserved against in the AmBev 2003 Financial Statements or the notes thereto.

SECTION 2.10. ...Absence of Certain Changes and Events. Except as set forth in Schedule 2.10 or as disclosed in (x) the AmBev SEC Documents filed and publicly available prior to the date of this Agreement, (y) the AmBev 2003 Financial Statements or (z) the Quinsa SEC Documents, since December 31, 2003, AmBev has conducted its business only in the ordinary course consistent with past practice, and there has not been:

(i) any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have an AmBev Material Adverse Effect;

(ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any AmBev Capital Stock, except, for the avoidance of doubt, the proposed cash dividend in respect of 2003 as disclosed in the AmBev 2003 Financial Statements, or any repurchase for value by AmBev of any AmBev Capital Stock or Rights of AmBev;

(iii) any issuance, split, combination or reclassification of any AmBev Capital Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Rights of AmBev; or

(iv) any change in accounting methods, principles or practices by AmBev or any of its subsidiaries materially affecting the consolidated assets, liabilities or results of operations of AmBev, except insofar as may have been required by an applicable change in Brazilian GAAP, U.S. GAAP or Applicable Law.

SECTION 2.11. ...Brokers or Finders. No agent, broker, investment banker or other firm or person retained, directly or indirectly, by or on behalf of AmBev or their affiliates is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the Transactions, except Citigroup Global Markets, Inc., whose fees and expenses will be paid by AmBev, and Rinaldini & Co, whose fees will be paid by Tinsel Investments S.A.

ARTICLE III.......

Representations and Warranties of Interbrew and Mergeco

Each of Interbrew and Mergeco represents and warrants as of the date hereof (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall be as of such other date) severally with respect to itself, and Interbrew represents and warrants as of the date hereof (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall be as of such other date) with respect to Mergeco and Labatt Holdco, to AmBev as follows:

SECTION 3.01. ...Organization, Standing and Power. Each of Interbrew, Mergeco and Labatt Holdco is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (to the extent recognized by the laws of the jurisdiction in which it is organized). Each of Interbrew, Mergeco and Labatt Holdco has full power (corporate or otherwise) and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, have not had or would not reasonably be expected to have an Interbrew Material Adverse Effect. Each of Interbrew, Mergeco and Labatt Holdco is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have an Interbrew Material Adverse Effect. Each of Mergeco and Labatt Holdco has made available, or will have made available by Closing, to AmBev true and complete copies of its charter documents, articles of incorporation, by-laws or other governing documents, as the case may be, in each case as amended to date.

SECTION 3.02. ...Capital Stock of Mergeco; Capital Stock of Labatt Holdco; Labatt Holdco Shares; Mergeco.

(a) The authorized capital stock of Mergeco consists of US$50,000 divided into 50,000 shares with a par value US$1.00 each, and there are 5,000 such shares issued and outstanding (the “Mergeco Capital Stock”). Except for the Mergeco Capital Stock and except as set forth in Schedule 3.02, there are no shares of capital stock or other equity or voting securities of Mergeco issued, reserved for issuance or outstanding. The Mergeco Capital Stock and any other equity or voting securities of Mergeco, including the Mergeco Shares, are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof and are not subject to and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Applicable Law, the charter documents or by-laws of Mergeco or its subsidiaries or any Contract to which Mergeco is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of Mergeco having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Mergeco Capital Stock may vote (“Voting Mergeco Debt”). Except as set forth in Schedule 3.02, there are not any Rights to which Mergeco is a party or by which it is bound (i) obligating Mergeco to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Mergeco or any Voting Mergeco Debt, (ii) obligating Mergeco to issue, grant, extend or enter into any such Rights or (iii) that give any person the right to receive any economic benefit or right similar to or based upon the economic benefits and rights accruing to holders of Mergeco Capital Stock. There are not any outstanding contractual obligations of Mergeco to repurchase, redeem or otherwise acquire any shares of capital stock of Mergeco.

(b) As of the date hereof, the authorized capital stock of Labatt Holdco consists of EUR90,000 and there are EUR18,000 divided over 180 shares of EUR 100 issued and outstanding (the “Labatt Holdco Capital Stock”). Except for the Labatt Holdco Capital Stock and except as set forth in Schedule 3.02 or pursuant to this Agreement or the Letter Agreement, there are no shares of capital stock or other equity or voting securities of Labatt Holdco issued, reserved for issuance or outstanding. The Labatt Holdco Capital Stock and any other equity or voting securities of Labatt Holdco, including the Labatt Holdco Shares, are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof and are not subject to and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Applicable Law, the charter documents or by-laws of Labatt Holdco or its subsidiaries or any Contract to which Labatt Holdco is a party or otherwise bound (other than pursuant to this Agreement or the Letter Agreement). There are not any bonds, debentures, notes or other indebtedness of Labatt Holdco having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Labatt Holdco Capital Stock may vote (“Voting Labatt Holdco Debt”). Except as set forth in Schedule 3.02 or pursuant to this Agreement or the Letter Agreement, there are not any Rights to which Labatt Holdco is a party or by which it is bound (i) obligating Labatt Holdco to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Labatt Holdco or any Voting Labatt Holdco Debt, (ii) obligating Labatt Holdco to issue, grant, extend or enter into any such Rights or (iii) that give any person the right to receive any economic benefit or right similar to or based upon the economic benefits and rights accruing to holders of Labatt Holdco Capital Stock. There are not any outstanding contractual obligations of Labatt Holdco to repurchase, redeem or otherwise acquire any shares of capital stock of Labatt Holdco.

(c) Immediately prior to the Effective Time, Labatt Holdco will own, beneficially and of record, all of the issued and outstanding shares of Labatt (the “Labatt Shares”). Except for the Labatt Shares, as of the Closing Date, Labatt Holdco will not directly own any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.

(d) Immediately prior to the Effective Time, Mergeco will own, beneficially and of record, all the issued and outstanding shares of Labatt Holdco, excluding one share (the “Labatt Holdco Shares”) and the remaining share (the “Remaining Share”) will be owned beneficially and of record, by IIBV. As of the date hereof and, except for the Labatt Holdco Shares as of the Closing Date, except as set forth in the Restructuring Plan, Mergeco does not and will not directly own any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person or any other assets and does not and will not have any liabilities.

(e) As of the date of this Agreement IIBV is, and, immediately prior to the Effective Time, IIBV will be the sole shareholder of Mergeco, and holds, and, immediately prior to the Effective Time, will hold, 100% of the Mergeco Shares. The Mergeco Shares constitute, and, immediately prior to the Effective Time, will constitute, 100% of the outstanding equity interests in Mergeco.

SECTION 3.03. ...Authority; Execution and Delivery; and Enforceability. Each of Interbrew and Mergeco has full power and authority to execute this Agreement and the other Operative Agreements to which it is, or is specified to be, a party and to consummate the Transactions, except as set forth in Schedule 3.03. The execution and delivery by each of Interbrew and Mergeco of this Agreement and the other Operative Agreements to which it is, or is specified to be, a party and the consummation by Interbrew and Mergeco of the Transactions have been duly authorized by all necessary action (corporate or otherwise), except as set forth in Schedule 3.03. Each of Interbrew and Mergeco has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each other Operative Agreement specified to be delivered on or before the Closing to which it is, or is specified to be, a party, and this Agreement constitutes, and each such other Operative Agreement to which it is, or is specified to be, a party will as of the Closing Date constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability.

SECTION 3.04. ...No Conflicts. The execution and delivery by each of Interbrew and Mergeco of this Agreement do not, the execution and delivery by each of Interbrew and Mergeco of each other Operative Agreement to which it is, or is specified to be, a party will not, and the consummation of the Transactions and compliance by each of Interbrew and Mergeco with the terms hereof and thereof will not contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, to loss of a material benefit under or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, require the consent of any person under, or result in the creation of any Liens upon any of the properties or assets of Interbrew or any of its subsidiaries or Mergeco or any of its subsidiaries under, any provision of (i) the charter documents or by-laws of Interbrew or any of its subsidiaries or Mergeco or any of its subsidiaries, (ii) any Contract to which Interbrew or any of its subsidiaries or Mergeco or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) any Judgment or Applicable Law applicable to Interbrew or any of its subsidiaries or their respective properties or assets or Mergeco or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have an Interbrew Material Adverse Effect, except as set forth in Schedule 3.04.

SECTION 3.05. ...Consents. Except as set forth in Schedule 3.05, no Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Interbrew or any of its subsidiaries or Mergeco or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or any other Operative Agreement to which Interbrew or Mergeco is, or is specified to be, a party, or the consummation of the Transactions to be consummated by Interbrew, Mergeco or their respective subsidiaries, other than (i) compliance with and filings under the Antitrust Laws, (ii) compliance with and filings under the securities laws of Belgium or (iii) the Brazilian Central Bank Approval.

SECTION 3.06. ...The Labatt Holdco Shares; the Remaining Share. (a) Assuming AmBev has the requisite power and authority to be the lawful owner of the Labatt Holdco Shares, upon (i) delivery to AmBev at the Closing of evidence of the registration of AmBev as holder of the Labatt Holdco Shares in the shareholder register of Labatt Holdco or, as the case may be, in any shareholder register or account of Labatt Holdco held by a professional depository of securities and (ii) Interbrew’s receipt of the AmBev Shares and completion of the actions specified in Section 1.04, good and valid title to the Labatt Holdco Shares (excluding, for the avoidance of doubt, the Remaining Share) will pass to AmBev, free and clear of any Liens, other than those arising from acts of AmBev or its affiliates.

(b) Assuming CBB has the requisite power and authority to be the lawful owner of the Remaining Share, upon delivery to CBB of evidence of the registration of CBB as holder of the Remaining Share in the shareholder register of Labatt Holdco or, as the case may be, in any shareholder register or account of Labatt Holdco held by a professional depository of securities, good and valid title to the Remaining Share will pass to CBB, free and clear of any Liens, other than those arising from acts of CBB or its affiliates.

SECTION 3.07. ...The Labatt Shares. The Labatt Shares are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof and are not subject to and have not been issued in violation of any Applicable Law or of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Applicable Law, the charter documents or by-laws of Labatt or any of its subsidiaries or any Contract to which Interbrew, Labatt or any of their respective subsidiaries is a party or otherwise bound. The Labatt Shares are not subject to the terms of any shareholders agreement.

SECTION 3.08. ...Securities Act. The AmBev Shares to be delivered to the shareholders of Mergeco pursuant to the Incorporação, when delivered, will be retained for investment only and not with a view to any public distribution thereof, and Interbrew shall not offer to sell or otherwise dispose of such AmBev Shares so received by it in violation of any of the registration requirements of the Securities Act.

SECTION 3.09. ...Private Offering. None of Interbrew, Mergeco, their respective affiliates and their respective representatives has issued, sold or offered any security of Labatt Holdco to any person under circumstances that would cause the issuance and delivery of the Labatt Holdco Shares as contemplated by this Agreement to be subject to the registration requirements of the Securities Act. None of Interbrew, Mergeco, their respective affiliates and their respective representatives will offer the Labatt Holdco Shares or any part thereof or any similar securities for issuance or sale to, or solicit any offer to acquire any of the same from, anyone so as to make the issuance and sale of the Labatt Holdco Shares subject to the registration requirements of Section 5 of the Securities Act. Assuming the representations of AmBev contained in Section 2.07 are true and correct, the acquisition by AmBev of the Labatt Holdco Shares will be exempt from the registration and prospectus delivery requirements of the Securities Act.

SECTION 3.10. ...Brokers or Finders. No agent, broker, investment banker or other firm or person retained, directly or indirectly, by or on behalf of Interbrew or its affiliates is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the Transactions, except (i) Goldman Sachs International and (ii) Lazard B.V., whose fees and expenses will be paid by Interbrew (unless otherwise mutually agreed in writing by Interbrew and AmBev).

ARTICLE IV........

Representations and Warranties Relating to Labatt

Each of Interbrew, Mergeco and Labatt hereby, jointly and severally, represents and warrants as of the date hereof (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall be as of such other date) to AmBev as follows:

SECTION 4.01. ...Organization and Standing; Books and Records. (a) Labatt is a corporation duly organized, validly existing and in good standing under the federal laws of Canada. Schedule 4.01 sets forth all the subsidiaries of Labatt which will be owned, directly or indirectly, by Labatt after the consummation of the Restructuring (the “Labatt Subsidiaries”). Each Labatt Subsidiary is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation (to the extent recognized by the laws of the jurisdiction in which it is organized), which jurisdiction is set forth in Schedule 4.01, and each of Labatt and the Labatt Subsidiaries has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Labatt Material Adverse Effect. Each of Labatt and the Labatt Subsidiaries is duly registered, licensed or otherwise qualified and in good standing to do business as an extra-provincial or foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties makes such registration, license or qualification necessary, except such jurisdictions where the failure to be so registered, licensed or otherwise qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Labatt Material Adverse Effect.

(b) Labatt has made available, or, upon AmBev’s request, will make available prior to the Closing, to AmBev or its counsel true and complete copies of (i) the articles of incorporation and by-laws, each as amended to date, of Labatt and (ii) the comparable governing instruments, each as amended to date, of each subsidiary of Labatt. The share register and transfer books and the minute books of Labatt (which have been made available for inspection by AmBev or its counsel prior to the date hereof) are true and complete, except as set forth in Schedule 4.01.

SECTION 4.02. ...Capital Stock of Labatt and the Labatt Subsidiaries. (a) The authorized capital stock of Labatt consists of an unlimited number of common shares and an unlimited number of preference shares, in each case without nominal or par value. As of the date hereof, there are 1,921,539 common shares issued and outstanding (the “Labatt Capital Stock”). Except for the Labatt Capital Stock and as set forth in Schedule 4.02 or pursuant to this Agreement or the Restructuring Plan, there are no shares of capital stock or other equity or voting securities of Labatt issued, reserved for issuance or outstanding. The Labatt Capital Stock and any other equity or voting securities of Labatt and all the shares in each of the Labatt Subsidiaries, including the Labatt Shares, are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof and are not subject to and have not been issued in violation of any Applicable Law or of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Applicable Law, the charter documents or by-laws of Labatt or the Labatt Subsidiaries or any Contract to which Labatt or the Labatt Subsidiaries is a party or otherwise bound (other than pursuant to this Agreement or the Restructuring Plan). There are not any bonds, debentures, notes or other indebtedness of Labatt having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Labatt Capital Stock may vote (“Voting Labatt Debt”). Except as set forth in Schedule 4.02, there are not any Rights to which Labatt is a party or by which it is bound (i) obligating Labatt to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Labatt or any Voting Labatt Debt, (ii) obligating Labatt to issue, grant, extend or enter into any such Rights or (iii) that give any person the right to receive any economic benefit or right similar to or based upon the economic benefits and rights accruing to holders of Labatt Capital Stock. There are not any outstanding contractual obligations of Labatt to repurchase, redeem or otherwise acquire any shares of capital stock of Labatt.

(b) (i) Except as set forth in Schedule 4.02, Labatt is the sole registered and beneficial owner of all of the issued and outstanding shares in the capital of the Labatt Subsidiaries, free and clear of all Liens.

(ii) Except for its interests in the Labatt Subsidiaries, the Femsa Cerveza Interest and except for the ownership interests set forth in Schedule 4.02, after giving effect to the Restructuring as if such transactions were consummated as of the date hereof, Labatt does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest with a fair market value as of the date of this Agreement in excess of C$15,000,000 in any person.

(iii) Except as set forth in Schedule 4.02, Labatt owns, directly or indirectly, the Femsa Cerveza Interest, free and clear of all Liens. As of December 18, 2003, the Femsa Cerveza Interest constituted 30.0% of the outstanding capital stock of Femsa Cerveza and as of the date hereof constitutes approximately 30% of the outstanding capital stock of Femsa Cerveza.

SECTION 4.03. ...Authority; Execution and Delivery; Enforceability. Labatt has full power and authority to execute this Agreement and the Operative Agreements to which it is, or is specified to be, a party, and to consummate the Transactions. The execution and delivery by Labatt of this Agreement and the Operative Agreements to which it is, or is specified to be, a party and the consummation by Labatt of the Transactions have been duly authorized by all necessary corporate action. Labatt has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Operative Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Operative Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability.

SECTION 4.04. ...No Conflicts. The execution and delivery by Labatt of this Agreement do not, the execution and delivery by Labatt of each Operative Agreement to which it is, or is specified to be, a party will not, and the consummation of the Transactions and compliance by Labatt with the terms hereof and thereof will not contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, to loss of a material benefit under or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, require the consent of any person under, or result in the creation of any Liens upon any of the properties or assets of Labatt or any of the Labatt Subsidiaries under, any provision of (i) the charter documents, by-laws or other organizational documents of Labatt or its subsidiaries, if applicable, (ii) any Contract to which Labatt or any of the Labatt Subsidiaries is a party or by which any of its properties or assets are bound or (iii) any Judgment or Applicable Law applicable to Labatt or any of the Labatt Subsidiaries or its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Labatt Material Adverse Effect, except as set forth in Schedule 4.04.

SECTION 4.05. ...Consents. Except as set forth in Schedule 4.05, no Consent of, or registration, declaration or filing with, any Governmental Entity or any third party is required to be obtained or made by or with respect to Labatt, any of the Labatt Subsidiaries or the Femsa Cerveza Interest in connection with the execution, delivery and performance of this Agreement or any Operative Agreement to which Labatt is, or is specified to be, a party or the consummation of the Transactions to be consummated by Labatt or the Labatt Subsidiaries, other than compliance with and filings under any Antitrust Laws.

SECTION 4.06. ...Labatt Financial Statements. (a) Schedule 4.06(a) sets forth Labatt’s audited consolidated balance sheet and statements of earnings, deficit and cash flows as of and for the year ended December 31, 2003 (the “Labatt Financial Statements”). The Labatt Financial Statements have been prepared in conformity with Canadian GAAP applied on a consistent basis (except in each case as described in the notes thereto) and on that basis fairly present the consolidated financial position of Labatt and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Labatt and its subsidiaries for the respective periods indicated therein.

(b) Except as set forth in Schedule 4.06(a), Labatt and its subsidiaries do not have any liabilities or obligations of any nature (whether accrued or fixed, absolute or contingent, determined or determinable, unasserted or otherwise), except for liabilities or obligations (i) disclosed, reflected or reserved against in the Labatt Financial Statements (including the notes thereto), (ii) set forth in Schedule 4.06 or as otherwise contemplated by this Agreement, and (iii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice and which have not had or would not reasonably be expected to have, individually or in the aggregate, a Labatt Material Adverse Effect and (iv) arising since the date of the Labatt Financial Statements and not in violation of this Agreement and which have not had or would not reasonably be expected to have, individually or in the aggregate, a Labatt Material Adverse Effect.

(c) Except as set forth on Schedule 4.06, the reserves and accrued liabilities disclosed on or reflected in the Labatt Financial Statements and the books and records and to be reflected on the Labatt Financial Statements, are sufficient in all respects to provide for the liabilities in respect of which they have been established.

(d) The total expense, determined in accordance with International Accounting Standards Board standards and consistent with prior practice, with respect to all Benefit Plans that are defined benefit plans of Labatt and the Labatt Subsidiaries (excluding (1) Labatt Holdings Inc., a Delaware corporation (“ELH”) and its subsidiaries, (2) Issima and its subsidiaries, (3) Cerbuco and its subsidiaries, (4) any expense related to Femsa Cerveza and (5) those Benefit Plan liabilities listed on Schedule 8.01(a)(iii)) included in the Base Plan Excerpt was equal to C$66,200,000 (it being acknowledged that the actual such expense for fiscal year 2003 was C$68,081,000 due to audit adjustments).

(e) The projected pension expense included in the projected EBITDA for the fiscal years 2004, 2005 and 2006, as projected by Labatt in connection with the preparation of the Base Plan Excerpt, included the following pension income and expense items: (i) current service cost, (ii) interest cost, (iii) expected return on assets, (iv) amortization of actuarial losses, (v) amortization of prior service cost and (vi) other curtailment/settlement. Such pension expenses were projected to be that (x) net expenses of Labatt (excluding (1) ELH and its subsidiaries, (2) Issima and its subsidiaries, (3) Cerbuco and its subsidiaries, (4) any expense related to Femsa Cerveza and (5) those Benefit Plan liabilities listed on Schedule 8.01(a)(iii)), would be C$64,000,000, C$51,000,000, and C$49,000,000 for the 2004, 2005 and 2006 fiscal years, respectively, and (y) employer contributions to defined contribution plans would not exceed C$3,500,000 for each of the 2004, 2005 and 2006 fiscal years. The projected information described above was prepared in good faith and upon assumptions that, at the time prepared and first delivered, were believed to be reasonable by Labatt and Interbrew. The parties acknowledge and agree that the actual results of Labatt and the Labatt Subsidiaries for such fiscal years may vary from such projections, and no representation or warranty is made as to the accuracy of such projections other than as expressly set forth in the preceding sentence.

(f) (i) Schedule 4.06(f)(i) sets forth the unaudited pro forma consolidated balance sheet of Labatt and the Labatt Subsidiaries (including ELH) as of December 31, 2003, after giving pro forma effect to the Restructuring as if the Restructuring had occurred as of such date, assuming that the Femsa Cerveza Interest was owned by Labatt, and that Issima Luxembourg International S.à.rl, a Luxembourg société á responsabilité limitée unipersonelle (“Issima”), and Cerbuco Brewing Inc., a Canadian corporation (“Cerbuco”), had been disposed of by Labatt (the “Pro Forma Balance Sheet”).

(ii) Schedule 4.06(f)(ii) sets forth the unaudited pro forma consolidated statement of earnings of Labatt and the Labatt Subsidiaries (excluding ELH) for the period ending December 31, 2003, after giving pro forma effect to the Restructuring as if the Restructuring had occurred but assuming that the Femsa Cerveza Interest, Issima and Cerbuco had been disposed of by Labatt and excluding (1) any refinancing of the indebtedness of Labatt and the Labatt Subsidiaries to be performed in connection with the Restructuring, including related prepayment costs, fees and other expenses, and assuming any cash and short term investments of Labatt and the Labatt Subsidiaries are reinvested and (2) service fees paid to Interbrew under applicable services agreements (the “Pro Forma Income Statement”).

(iii) Each of the Pro Forma Balance Sheet and the Pro Forma Income Statement (A) has been prepared in good faith in accordance with the procedures specified therein and based upon assumptions that, as of the date hereof, are believed to be reasonable by Labatt and Interbrew, (B) with respect to the Pro Forma Balance Sheet, subject to the assumptions and specified procedures set forth in the Pro Forma Balance Sheet, and with respect to the Pro Forma Income Statement, subject to the assumptions and specified procedures set forth in the Pro Forma Income Statement, accurately reflects all adjustments necessary to give effect to the Restructuring and (C) presents fairly (subject to the procedures and assumptions referenced in the preceding clause) the pro forma financial position at the time or for the period indicated (x) in the case of the Pro Forma Balance Sheet, of Labatt and the Labatt Subsidiaries (including ELH), after giving pro forma effect to the Restructuring and assuming that the Femsa Cerveza Interest was owned by Labatt and Issima and Cerbuco had been disposed of by Labatt and (y) in the case of the Pro Forma Income Statement, of the Canadian businesses of Labatt and the Labatt Subsidiaries (excluding ELH) and assuming the Femsa Cerveza Interest, Issima and Cerbuco had been disposed of by Labatt, after giving pro forma effect to the Restructuring (and excluding (1) any refinancing of the indebtedness of Labatt and the Labatt Subsidiaries to be performed in connection with the Restructuring, including related prepayment costs, fees and other expenses, and assuming any cash and short term investments of Labatt and the Labatt Subsidiaries are reinvested and (2) service fees paid to Interbrew under applicable services agreements).

SECTION 4.07. ...Assets Other than Real Property Interests. Labatt or its subsidiaries are the sole legal, beneficial and (where their interests are registrable) registered owner of all the material assets reflected on the Labatt Financial Statements or acquired after the date thereof, other than those set forth in Schedule 4.07 or otherwise disposed of since the date of the Labatt Financial Statements in the ordinary course of business consistent with past practice, in each case free and clear of all Liens, except for (i) such Liens as are set forth in Schedule 4.07, (ii) Liens that secure obligations that are reflected as liabilities on the Labatt Financial Statements or Liens the existence of which is referred to in the notes to the Labatt Financial Statements, and (iii) Labatt Permitted Liens. This Section 4.07 does not relate to real property or interests in real property (including leased real property), such items being the subject of Section 4.08, or to Intellectual Property, such items being the subject of Section 4.09.

SECTION 4.08. ...Real Property. Either Labatt or a Labatt Subsidiary has good and insurable fee title to all material real property and material interests in real property owned in fee by Labatt and the Labatt Subsidiaries (individually, a “Labatt Owned Property”) and is a party to good and valid leases for all material real property and material interests in real property leased by Labatt or a Labatt Subsidiary (individually, a “Labatt Leased Property”, with a Labatt Owned Property or Labatt Leased Property being sometimes referred to herein, individually, as a “Labatt Property”), in each case free and clear of all Liens, except (i) such Liens as are set forth in Schedule 4.08, (ii) Liens that secure obligations that are reflected as liabilities on the Labatt Financial Statements or Liens the existence of which is referred to in the notes to the Labatt Financial Statements, (iii) leases, subleases and similar agreements set forth in Schedule 4.10, (iv) Labatt Permitted Liens and (v) such imperfections in title and Liens that, individually or in the aggregate, do not, and could not reasonably be expected to, materially impair the continued use and operation of the Labatt Property to which they relate in the conduct of the business of Labatt and Labatt Subsidiaries as presently conducted.

SECTION 4.09. ...Intellectual Property. (a) With respect to all Intellectual Property owned, used or filed by or licensed to Labatt or a Labatt Subsidiary, other than unregistered copyrights that, individually or in the aggregate, are not material to the conduct of the business of Labatt and the Labatt Subsidiaries as presently conducted (such Intellectual Property being referred to in this Agreement as the “Labatt Intellectual Property”) and all Technology owned or used by or licensed to Labatt and the Labatt Subsidiaries (the “Labatt Technology”), but excluding Labatt Intellectual Property and Labatt Technology, the use of which is licensed to Labatt and the Labatt Subsidiaries by a third party, (i) all such Labatt Intellectual Property has been duly registered in, filed in or issued by the appropriate Governmental Entity where such registration, filing or issuance is necessary or appropriate for the conduct of the business of Labatt and the Labatt Subsidiaries as presently conducted, (ii) Labatt or a Labatt Subsidiary is the sole and exclusive owner (free and clear of all Liens) of, and Labatt or one of the Labatt Subsidiaries has the right to use, execute, reproduce, display, perform, modify, enhance, distribute and prepare derivative works of, without payment to any other person, all Labatt Intellectual Property and all Labatt Technology, and the consummation of the Incorporação and the other Transactions does not and will not conflict with, alter or impair any such rights, except for rights the absence of which, individually or in the aggregate, would not be material to the conduct of the business of Labatt and the Labatt Subsidiaries and (iii) during the past three years, none of Interbrew, Mergeco, Labatt and their respective subsidiaries has received any written communication from any person asserting any ownership interest in any Labatt Intellectual Property or Labatt Technology, or alleging that Labatt or any of the Labatt Subsidiaries violated any rights relating to Intellectual Property or Technology of any person. Any Labatt Intellectual Property or Labatt Technology being used by Labatt or any of the Labatt Subsidiaries of which Labatt is not the sole and exclusive owner is being used with the consent of or license from the owner of such Labatt Intellectual Property or Labatt Technology all of which such consents or licenses are in full force and effect and no default exists on the part of Labatt or any of the Labatt Subsidiaries or, to the knowledge of Labatt and the Labatt Subsidiaries, on the part of any other parties thereto.

(b) Except as disclosed in Schedule 4.09, (i) all Labatt Intellectual Property is in full force and effect and has not been used or enforced or failed to be used or enforced in a manner that would result in its abandonment, cancellation or unenforceability and (ii) all Labatt Intellectual Property consisting of issued registrations, or in the case of inventions, issued patents, is valid and enforceable. The conduct of the business of Labatt and the Labatt Subsidiaries as presently conducted does not violate, conflict with or infringe the Intellectual Property of any other person, except as would not, individually or in the aggregate, reasonably be expected to have a Labatt Material Adverse Effect.

(c) Except as set forth in Schedule 4.09, no claims are pending or, to the knowledge of Interbrew and Labatt, threatened, as of the date of this Agreement against Labatt or any of its subsidiaries by any person with respect to the ownership, validity, enforceability, effectiveness or use in the business of Labatt and the Labatt Subsidiaries of any Intellectual Property and or Technology.

(d) All material Labatt Technology has been maintained in confidence in all material respects in accordance with protection procedures reasonably designed to protect its confidence.

(e) None of the claims listed in Schedule 4.09 as to which there is a reasonable possibility of adverse determination would, if so determined, individually or in the aggregate, reasonably be expected to have a Labatt Material Adverse Effect.

SECTION 4.10. ...Contracts. (a) Except as set forth in Schedule 4.10, neither Labatt nor any of the Labatt Subsidiaries (other than ELH and its subsidiaries, which shall be deemed not to be Labatt Subsidiaries for purposes of this Section 4.10) is bound by or subject to any:

(i) covenant in favor of a third party not to compete or other covenant restricting the right of Labatt or any of the Labatt Subsidiaries to engage in any type of business or with any person or in any geographic area or during any period of time, except for such agreements as may not be disclosed to AmBev by their terms and which do not contain any terms that would, after the consummation of the Transactions, restrict the right of AmBev to engage in any type of business or with any person in the Americas;

(ii) Contract (other than this Agreement) with any current or former officer, director or employee of Labatt, a Labatt Subsidiary, Interbrew or any affiliate of Interbrew or any collective bargaining agreement with respect to the employees of Labatt and the Labatt Subsidiaries;

(iii) lease, sublease or similar Contract with any person (other than Labatt or a Labatt Subsidiary) under which Labatt or a Labatt Subsidiary is a lessee or lessor (or sublessor), in any such case that has an aggregate future liability or receivable, as the case may be, in excess of C$15,000,000 per year for any single such Contract or C$75,000,000 per year in the aggregate for all such Contracts and that is not terminable by Labatt or such Labatt Subsidiary by notice of not more than 60 days;

(iv) Contract with suppliers, advertisers, consultants, advisors, sales representatives, distributors or dealers, in any such case which has an aggregate future liability to any person (other than Labatt or a Labatt Subsidiary) in excess of C$15,000,000 for any single Contract or C$75,000,000 in the aggregate for all such Contracts and is not terminable by Labatt or a Labatt Subsidiary by notice of not more than 60 days without payment or penalty;

(v) material license, sublicense, option or other agreement relating in whole or in part to Labatt Intellectual Property (including any license or other agreement under which Labatt or a Labatt Subsidiary is licensee or licensor of any Intellectual Property) or to any Labatt Technology;

(vi) Contract under which Labatt or any Labatt Subsidiary has (A) outstanding indebtedness, obligations or liabilities for borrowed money (including guarantees) in excess of C$15,000,000 for any single Contract or C$75,000,000 in the aggregate for all such Contracts, (B) made or is obligated to make any advance, loan, extension of credit or capital contribution to, or other investment in, any person in excess of C$15,000,000 for any single Contract or C$75,000,000 in the aggregate for all such Contracts or (C) entered into any arrangements for currency exchange, interest rate exchange, commodity exchange or any other similar arrangement under which the net obligations or liabilities of Labatt or such Labatt Subsidiary are in excess of C$15,000,000 for any single arrangement or C$75,000,000 in the aggregate for all such arrangements;

(vii) Contract granting a material Lien upon any Labatt Property or any other asset;

(viii) Contract providing for indemnification of any person with respect to material liabilities relating to any current or former business of Labatt, a Labatt Subsidiary or any predecessor person;

(ix) confidentiality agreement that would prevent Labatt or any Labatt Subsidiary from operating its business in substantially the same manner as heretofore conducted;

(x) Contract with any customer of Labatt or a Labatt Subsidiary that would be among Labatt’s and the Labatt Subsidiaries’ top five customers after giving effect to the Restructuring, based on the amount of sales to such customer during Labatt’s fiscal year ended December 31, 2003;

(xi) Contract for the sale of any asset of Labatt or a Labatt Subsidiary entered into in the last four years (other than inventory sales in the ordinary course of business) or the grant of any preferential rights to purchase any such asset or requiring the consent of any party to the transfer thereof, other than any such Contract entered into in the ordinary course of business after the date of this Agreement and not in violation of this Agreement;

(xii) Contract for any joint venture, partnership or similar arrangement; or

(xiii) any other Contract that has an aggregate future liability (whether absolute or contingent) to any person (other than Labatt or a Labatt Subsidiary) in excess of C$15,000,000 for any single Contract or C$75,000,000 in the aggregate for all such Contracts and is not terminable by Labatt or a Labatt Subsidiary by notice of not more than 60 days for a cost of less than C$15,000,000 for any single Contract or C$75,000,000 in the aggregate for all such Contracts (other than purchase orders and sales orders).

(b) Except as set forth in Schedule 4.10, all Contracts required to be listed in Schedule 4.10 (the “Labatt Contracts”) are valid, binding and in full force and effect and are enforceable by Labatt or the applicable Labatt Subsidiary in accordance with their terms. Except as set forth in Schedule 4.10, Labatt or the applicable Labatt Subsidiary has performed all obligations required to be performed by it to date under the Labatt Contracts, and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder and, to the knowledge of Interbrew and Labatt, no other party to any Labatt Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder, except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Labatt Material Adverse Effect. Except as set forth in Schedule 4.10, none of Interbrew, Mergeco, Labatt and its subsidiaries has received any notice of the intention of any party to terminate any Labatt Contract. Except as set forth on Schedule 4.10, complete and correct copies of all Labatt Contracts, together with all modifications and amendments thereto, have been made available to AmBev.

SECTION 4.11. ...Labatt Permits. (a) Except as set forth in Schedule 4.11, (i) all material certificates, licenses, permits, authorizations and approvals (“Labatt Permits”) issued or granted to Labatt or a Labatt Subsidiary or required in the conduct of the Acquired Business after giving effect to the Restructuring are validly held by Labatt or a Labatt Subsidiary, and Labatt or the applicable Labatt Subsidiary has complied in all material respects with all terms and conditions thereof, (ii) during the past five years, none of Interbrew, Mergeco, Labatt and its subsidiaries has received written notice of any suit, action or proceeding (a “Proceeding”) relating to the suspension, revocation, modification or nonrenewal of any such Labatt Permits the loss of which, individually or in the aggregate, has had or would reasonably be expected to have a Labatt Material Adverse Effect, and (iii) none of such Labatt Permits will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Transactions.

(b) Labatt and the Labatt Subsidiaries possess or have applied for all Labatt Permits to own or hold under lease and operate their respective assets and to conduct their business as currently conducted, other than such Labatt Permits the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Labatt Material Adverse Effect.

SECTION 4.12. ...Insurance. Except as set forth in Schedule 4.12, Labatt and the Labatt Subsidiaries maintain or are covered under policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are, in Labatt’s judgment, reasonable for the business and assets of Labatt and the Labatt Subsidiaries.

SECTION 4.13. ...Taxes. Except as set forth in Schedule 4.13:

(a) (i) Labatt and each of the Labatt Subsidiaries has filed or caused to be filed in a timely manner (within any applicable extension periods) all Tax Returns required to be filed by the Act or by applicable provincial, local or foreign tax laws and has duly, completely and correctly reported or caused to be reported all income and all other amounts and information required to be reported thereon, (ii) all Taxes with respect to taxable periods covered by such Tax Returns, and all other Taxes for which Labatt or any of the Labatt Subsidiaries is or might otherwise be liable have been timely paid in full or will be timely paid in full by the due date thereof and the most recent audited Labatt Financial Statements for Labatt reflect an adequate reserve for all Taxes payable by Labatt and the Labatt Subsidiaries for all taxable periods and portions thereof through the date of such financial statements, and (iii) no material liens for Taxes exist with respect to any of the assets or properties of Labatt or any of the Labatt Subsidiaries.

(b) Labatt has made available to AmBev documents relating to the most recent audits or examinations of Labatt and the Labatt Subsidiaries by any Taxing Authority in respect of Federal, foreign and material provincial and local Taxes for all taxable periods for which the relevant period in which any Taxing Authority may assess or otherwise impose any Tax (referred to herein as the “statute of limitations”) has not yet expired.

(c) Each material deficiency resulting from any audit or examination relating to Taxes by any Taxing Authority has been timely paid. No material issues relating to Taxes have been raised by the relevant Taxing Authority in any audit or examination which have not yet been resolved. The normal reassessment period has expired or the relevant statute of limitations is closed with respect to the Federal income Tax Returns of Labatt and the Labatt Subsidiaries for all years through 1996, with respect to Ontario income Tax Returns of Labatt and the Labatt Subsidiaries for all years through 1996, and with respect to Quebec income Tax Returns of Labatt and the Labatt Subsidiaries for all years through 1995.

(d) Neither Labatt nor any of the Labatt Subsidiaries is party to or bound by any material tax sharing agreement, tax indemnity obligation in favor of any person other than Labatt or a Labatt Subsidiary or similar agreement in favor of any person other than Labatt or a Labatt Subsidiary with respect to Taxes (including any advance pricing agreement, closing agreement or other similar material agreement relating to Taxes with any Taxing Authority).

(e) Neither Labatt nor any of the Labatt Subsidiaries shall be required to include in a taxable period ending after the Closing Date a material amount of net taxable income (after taking into account deductions claimed for such a period that relate to a prior period) attributable to income that accrued in a prior taxable period but that was not included in taxable income for a prior taxable period.

(f) (i) There are no material outstanding agreements or waivers extending, or having the effect of extending, the statutory period of limitation applicable to any material Tax returns required to be filed with respect to Labatt or any of the Labatt Subsidiaries, (ii) neither Labatt nor any of the Labatt Subsidiaries has requested any extension of time within which to file any material Tax return, which return has not yet been filed, and (iii) no power of attorney with respect to any Taxes has been executed or filed with any Taxing Authority by or on behalf of Labatt or any of the Labatt Subsidiaries. Labatt has made available to AmBev all material elections, designations and similar filings relating to Taxes that have effect for any period ending after the Closing Date.

(g) Labatt has made available to AmBev for inspection (i) complete and correct copies of all material Tax Returns of Labatt and the Labatt Subsidiaries relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired and (ii) complete and correct copies of all material tax rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests, and any similar documents in the possession of Labatt and the Labatt Subsidiaries, submitted by, received by or agreed to by or on behalf of Labatt or any of the Labatt Subsidiaries relating to Taxes for all taxable periods for which the statute of limitations has not yet expired.

(h) Schedule 4.13 sets forth the amounts that would have been Labatt’s (or the applicable Labatt Subsidiary’s) adjusted cost base for purposes of the Act of the shares of Femsa Cerveza and ELH (which owns Labatt USA) had there been no dividends or other distributions received by Labatt (or a Labatt Subsidiary) in respect of such shares.

(i) None of Sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Act, or any equivalent provision of the Tax legislation of any province or any other jurisdiction, have applied or will apply to Labatt or any of the Labatt Subsidiaries at any time up to and including the Closing Date.

(j) None of Labatt or any of the Labatt Subsidiaries has acquired property from a non-arm’s length person, within the meaning of the Act, for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under Section 160 of the Act.

(k) Each of Labatt and the Labatt Subsidiaries that are required to be registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and under Division I of Chapter VIII of Title I of the Quebec Sales Tax Act with respect to the Quebec sales tax, are so duly registered.

SECTION 4.14. ...Proceedings. Schedule 4.14 sets forth a list as of the date of this Agreement of each pending or, to the knowledge of Interbrew and Labatt, threatened Proceeding or claim with respect to which Interbrew, Mergeco, Labatt or any of their respective subsidiaries has been contacted in writing by a Governmental Entity (other than a Taxing Authority) or counsel for the plaintiff or claimant or against or affecting Labatt or any of the Labatt Subsidiaries and that (a) relates to or involves more than C$15,000,000 for any single Proceeding or C$75,000,000 in the aggregate for any group of related Proceedings, (b) seeks any material injunctive relief, (c) relates to the Transactions or (d) relates to the Femsa Cerveza Interest. Except as set forth in Schedule 4.14, none of the Proceedings or claims listed in Schedule 4.14 as to which there is a reasonable possibility of adverse determination would, if so determined, individually or in the aggregate, reasonably be expected to have a Labatt Material Adverse Effect. To the knowledge of Interbrew and Labatt, except as set forth in Schedule 4.14, neither Labatt nor any Labatt Subsidiary is a party or subject to or in default under any material Judgment. Except as set forth in Schedule 4.14, there is not any Proceeding or claim by Labatt or any of the Labatt Subsidiaries pending, or which Labatt or any of the Labatt Subsidiaries intends to initiate, against any other person that (a) relates to or involves more than C$15,000,000 for any single Proceeding or C$75,000,000 in the aggregate for any group of related Proceedings or (b) seeks any material injunctive relief. Except as set forth in Schedule 4.14, to the knowledge of Interbrew and Labatt, there is no investigation pending or threatened in writing of or affecting Labatt or any Labatt Subsidiary by any Governmental Entity.

SECTION 4.15. ...Compensation and Benefit Plans. (a) Schedule 4.15 contains a list or brief description of each bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, phantom stock, performance, retirement, thrift, savings, stock bonus, cafeteria, paid time off, perquisite, fringe benefit, vacation, severance, disability, death benefit, hospitalization, medical or other welfare benefit or other material plan, program, policy, practice or arrangement, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, to which Labatt or any Labatt Subsidiary is a party to or bound by or under which Labatt or any Labatt Subsidiary has any liability (whether present or future, absolute or contingent) with respect to any present or former officers, employees, agents, directors or independent contractors of Labatt or any Labatt Subsidiary (each a “Participant”) or their spouses, dependants, survivors or beneficiaries (collectively, “Beneficiaries”), whether or not subject to any Applicable Law (all of the foregoing being herein called “Benefit Plans”, except that the term “Benefit Plans” will not include any statutory plans which Labatt or the Labatt Subsidiaries are required to participate in or comply with, including the Canadian and Quebec Pension Plans and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation). Labatt has delivered to AmBev true, complete and correct copies of each Benefit Plan as amended to date (or, in the case of any unwritten Benefit Plans, descriptions thereof), together with (i) all documents establishing, creating or amending each of the Benefit Plans, (ii) all financial statements, accounting statements and/or reports for each of the last three years, (iii) the three most recent information returns or material correspondence relating to compliance filed with or delivered to any Governmental Entity within the last three years with respect to each Benefit Plan, (iv) the most recent summary plan description (or similar document) for each Benefit Plan for which such a summary plan description is required by Applicable Law or was otherwise provided to Participants or Beneficiaries, (v) each trust agreement and insurance or annuity contract or other funding or financing arrangement relating to any Benefit Plan, (vi) where the Benefit Plan is intended to be, or is required to be, registered or qualified under any Applicable Law, a copy of the most recent letter(s) received from applicable Governmental Entities confirming registration or qualification of such Benefit Plan and any applicable amendments to such Benefit Plan, and (vii) the two most recent actuarial valuation reports, if any, for each Benefit Plan. To the knowledge of Interbrew and Labatt, each item described in the immediately preceding clauses (ii) through (iv) was as of its date and is true, complete and correct in all material respects. The information supplied to the plan actuary by Labatt and any Labatt Subsidiary from its own books and records and, to the knowledge of Interbrew and Labatt, from third parties, for use in preparing the actuarial valuation reports described in the immediately preceding clause (vii) was complete and accurate in all material respects. None of Interbrew, Mergeco and Labatt has any reason to believe that the conclusions expressed in the actuarial valuation reports described in clause (vii) are incorrect. Except as set forth in Schedule 4.15, Labatt and the Labatt Subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Benefit Plan or to improve or change the benefits provided under any Benefit Plan.

(b) Labatt and the Labatt Subsidiaries have complied with all of their obligations in respect of the Benefit Plans. Each Benefit Plan is and has been established, registered (where required), qualified, administered and invested in all material respects in compliance with the terms thereof, all applicable collective bargaining agreements and Applicable Law. All reports, returns and similar documents with respect to the Benefit Plans required to be filed with any Governmental Entity or distributed to any Benefit Plan participant have been duly and timely filed or distributed and, to the knowledge of Interbrew and Labatt, all reports, returns and similar documents actually filed or distributed were true, complete and correct in all material respects. There are no pending, or to the knowledge of Interbrew and Labatt, threatened, investigations by any Governmental Entity, termination proceedings or other claims (except routine claims for benefits payable under the Benefit Plans) or Proceedings against or involving any Benefit Plan or asserting any rights to or claims for benefits under any Benefit Plan that could give rise to any material liability, and there are not any facts or circumstances that could give rise to any material liability in the event of any such investigation, claim or Proceeding.

(c) Except as set forth in Schedule 4.15, (i) all contributions, premiums and payments required to be paid or remitted to or in respect of each Benefit Plan have been paid or remitted in a timely fashion in accordance with the terms of the Benefit Plans, any applicable collective bargaining agreement and all Applicable Law and no Taxes, penalties or fees are owing or eligible under any Benefit Plan, (ii) there are no going concern unfunded actuarial liabilities, past service unfunded liabilities or solvency deficiencies respecting any of the Benefit Plans, (iii) any withdrawals or transfers of assets from any Benefit Plan which were not made with the consent of any applicable Participant, have been made in accordance with the valid terms of such Benefit Plan, any applicable collective bargaining agreements and all Applicable Law and occurred with the consent of any applicable Governmental Entity (where required), (iv) no distributions, transfers or other payments (including payments of fees and expenses) have been made from the assets of the Benefit Plans to any person in breach of the terms of the Benefit Plan, any applicable collective bargaining agreement or Applicable Law and (v) none of the Benefit Plans, or any insurance contract relating thereto, requires or permits a retroactive increase in premiums or payments, or require additional premiums or payments on termination of the Benefit Plan, or any insurance contract relating thereto. All contributions, premiums and payments required to be paid or remitted to or in respect of and payments from, the Benefit Plans, for any period ending before the Closing Date that are not yet, but will be, required to be made, will be properly accrued and reflected in the Labatt Financial Statements.

(d) Each Benefit Plan required to have been approved by any Governmental Entity has been so approved or timely submitted for approval; no such approval has been revoked, and, to the knowledge of Interbrew and Labatt, revocation has not been threatened and no event has occurred and no circumstances exist that would adversely affect the tax-qualification of such Benefit Plan, materially increase its cost or require security therefor.

(e) None of Labatt, any Labatt Subsidiary or, to the knowledge of Interbrew and Labatt, any trustee, administrator or other fiduciary of any Benefit Plan or any agent of any of the foregoing has engaged in any transaction or acted in a manner that could, or has failed to act so as to, subject Labatt, any Labatt Subsidiary or any trustee, administrator or other fiduciary to any liability for material breach of fiduciary duty under Applicable Law.

(f) None of the Benefit Plans is a multi-employer or multi-unit plan as defined by Applicable Law and Labatt and the Labatt Subsidiaries are the only employers which sponsor or participate in the Benefit Plans.

(g) Except with respect to Benefit Plans that provide severance or vacation benefits, Schedule 4.15 discloses whether each Benefit Plan that is a non-pension/group insurance plan (a “Labatt Welfare Plan”) is (i) unfunded, (ii) funded or (iii) insured. Each such Labatt Welfare Plan may be amended or terminated without material liability to Labatt at any time after the Closing Date. Except as disclosed in Schedule 4.15, no Labatt Welfare Plan provides benefits after termination of employment except where the cost thereof is borne entirely by the former Participant (or his or her eligible Beneficiaries) or as required by Applicable Law.

(h) No Participant will be entitled to any additional compensation, severance or other benefits or any acceleration of the time of payment or vesting of any compensation or benefits under any Benefit Plan or Contract as a result of the execution of this Agreement or the consummation of the Transactions (alone or in combination with any other event) or any compensation or benefits under any Benefit Plan or Contract the value of which will be calculated on the basis of any of the Transactions (alone or in combination with any other event), except as expressly provided in this Agreement or as disclosed in Schedule 4.15. Except as disclosed in Schedule 4.15, the execution and delivery of this Agreement and the consummation of the Transactions (alone or in combination with any other event) and compliance with the provisions of this Agreement do not and will not require, or result in the acceleration of, the funding (whether through a grantor trust or otherwise) of, or increase the cost of, any Benefit Plan, Contract or any other employment arrangement.

(i) Neither Labatt nor any Labatt Subsidiary has any material liability or obligations, including under or on account of a Benefit Plan or Contract, arising out of the hiring of persons to provide services to Labatt or any Labatt Subsidiary and treating such persons as consultants or independent contractors and not as employees of Labatt or any Labatt Subsidiary.

(j) During the period beginning on the end of the plan year covered by the most recent actuarial report required to be provided under Section 4.15(a)(vii) and ending on the date of this Agreement, there has been no material change (i) in any actuarial or other assumption used to calculate funding obligations with respect to any Benefit Plan, except as required by Applicable Law or as recommended by Labatt’s Benefit Plan actuary, or (ii) in the manner in which contributions to any Benefit Plan are made or the basis on which such contributions are determined.

(k) Except as disclosed in Schedule 4.15, no Benefit Plan, or the funding medium in respect thereof, has been merged with any other benefit plan or received a transfer of assets from another plan and no conditions have been imposed by a Governmental Entity and no undertakings or commitments have been given to any Participant or to any Governmental Entity concerning the use of assets relating to any Benefit Plan or any related funding medium.

(l) All Participant data necessary to administer each Benefit Plan is in the possession of Labatt or a Labatt Subsidiary and is in a form which is sufficient for the proper administration of the Benefit Plan in accordance with its terms and all Applicable Law and such data is, to the knowledge of Interbrew and Labatt, complete and correct in all material respects.

(m) There does not exist as of the date of this Agreement, nor do any circumstances exist as of the date of this Agreement that are reasonably expected to result in, any Employee Benefits Liability at or after the Closing, whether under any Benefit Plan or otherwise. “Employee Benefits Liability” means any liability of Labatt, or any entity required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code with Labatt, under (i) Sections 302, 405, 409 or Title IV of ERISA, (ii) Section 412, 4971 or 4975 of the Code or (iii) Sections 601 et. seq. and 701 et seq. of ERISA and Section 4980B and Sections 9801 et seq. of the Code.

(n) ELH and its subsidiaries shall be deemed not to be Labatt Subsidiaries for purposes of this Section 4.15.

SECTION 4.16. ...Absence of Changes or Events. Except as disclosed in the Labatt Financial Statements, as contemplated in the Restructuring Plan or as set forth in Schedule 4.16, since December 31, 2003, Labatt and the Labatt Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and there has not been:

(a) any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Labatt Material Adverse Effect;

(b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Labatt Capital Stock, or any repurchase for value by Labatt of any Labatt Capital Stock or Rights of Labatt;

(c) any issuance, split, combination or reclassification of any Labatt Capital Stock; or

(d) any change in accounting methods, principles or practices by Labatt or any of its subsidiaries materially affecting the consolidated assets, liabilities or results of operations of Labatt, except insofar as may have been required by an applicable change in Canadian GAAP or Applicable Law.

SECTION 4.17. ...Compliance with Applicable Laws. (a) Except as set forth in Schedule 4.17, Labatt and the Labatt Subsidiaries are in compliance with all Applicable Laws, including those relating to occupational health and safety, except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Labatt Material Adverse Effect. Except as set forth in Schedule 4.17, none of Interbrew, Mergeco, Labatt or any of their respective subsidiaries has received any written communication or notice during the past three years, from any person that alleges that Labatt or a Labatt Subsidiary is not in compliance in any material respect with any Applicable Law. To the knowledge of Interbrew and Labatt, the current use by Labatt and the Labatt Subsidiaries of the plants, offices and other facilities located on Labatt Properties does not violate any local zoning or similar land use or government regulations in any material respect. This Section 4.17(a) does not relate to matters with respect to Taxes, which are the subject of Section 4.13, or to environmental matters, which are the subject of Section 4.17(b).

(b) Except as set forth in Schedule 4.17, (i) none of Interbrew, Mergeco and Labatt and its subsidiaries has received any written communication from any person that alleges that Labatt or any Labatt Subsidiary is not in compliance in any material respect with any Environmental Law or subject to material liability under any Environmental Law, the substance of which communication has not been materially resolved, (ii) Labatt and the Labatt Subsidiaries hold, and are in compliance in all material respects with, all material Labatt Permits required for Labatt and the Labatt Subsidiaries to conduct their respective businesses under Environmental Laws as currently conducted, and are in material compliance with all Environmental Laws, and no material expenditures are expected in order to maintain compliance with Environmental Laws or any proposed amendments thereto, (iii) neither Labatt nor any of the Labatt Subsidiaries has any material contingent liabilities including any assumed, whether by contract or operation of law, liabilities or obligations, in connection with any Hazardous Materials (including exposure to asbestos-containing material) or arising under any Environmental Laws in connection with their respective businesses or any formerly owned or operated divisions, subsidiaries, or companies, and (iv) to the knowledge of Interbrew and Labatt, there have been no Releases of Hazardous Materials on, at or under any of Labatt Properties or any other property or facility formerly owned, leased or operated by Labatt, any of the Labatt Subsidiaries or any of their respective predecessors that would reasonably be expected to result in any material liability.

(c) (i) The occupancies and uses of the Labatt Properties, as well as the development, construction, management, maintenance, servicing and operation of the Labatt Properties, comply with all Applicable Laws and are not in violation of any thereof, and all certificates of occupancy and all other Labatt Permits required by Applicable Law for the proper use and operation of the Labatt Properties are in full force and effect, (ii) all approvals, consents, Labatt Permits, utility installations and connections required for the development, construction, maintenance, operation and servicing of the Labatt Properties have been granted, effected, or performed and completed (as the case may be), and all fees and charges therefor have been fully paid and (iii) none of Interbrew, Mergeco and Labatt and its subsidiaries has received written notice of, or otherwise has knowledge of, any violations, Proceedings or Judgments relating to zoning, building use and occupancy, traffic, fire, health, sanitation, air pollution, ecological, environmental or other laws or regulations, against, or with respect to, the Labatt Properties, except in the case of each of clauses (i), (ii) and (iii), individually or in the aggregate, as are not and would not reasonably likely to be material to the conduct of the business of Labatt and the Labatt Subsidiaries.

SECTION 4.18. ...Employee and Labor Matters. Except as set forth in Schedule 4.18: (i) there is not any, and during the past five years there has not been any, labor strike, dispute, work stoppage, work disruption or lockout pending, or, to the knowledge of Interbrew and Labatt, threatened, against or affecting Labatt or any Labatt Subsidiary; (ii) to the knowledge of Interbrew and Labatt, no union organizational campaign is in progress with respect to the employees of Labatt or any Labatt Subsidiary and no question or dispute concerning representation by a union of such employees exists, including any pending or, to the knowledge of Interbrew and Labatt, threatened applications for certification of a union; (iii) neither Labatt nor any Labatt Subsidiary is engaged in any unfair labor practice; (iv) there are not any unfair labor practice charges or complaints against Labatt or any of the Labatt Subsidiaries pending, or, to the knowledge of Interbrew and Labatt, threatened, before a labor relations board or other tribunal; (v) there are not any pending, or, to the knowledge of Interbrew and Labatt, threatened, union grievances against Labatt or any Labatt Subsidiary as to which there is a reasonable possibility of adverse determination and that, if so determined, individually or in the aggregate, could reasonably be expected to result in material liability to Labatt or a Labatt Subsidiary; (vi) there are not any pending, or, to the knowledge of Interbrew and Labatt, threatened, charges against Labatt or any of the Labatt Subsidiaries or any of their current or former employees before any Governmental Entity responsible for the prevention of unlawful employment practices; (vii) none of Interbrew, Mergeco and Labatt and its subsidiaries has received written communication during the past five years of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation of or affecting Labatt or any of the Labatt Subsidiaries and, to the knowledge of Interbrew and Labatt, no such investigation is in progress; (viii) all current assessments under applicable workers’ compensation legislation have been paid or accrued by Labatt or any Labatt Subsidiary and such entities have not been and are not subject to any special or penalty assessment under such legislation which has not been paid, and (ix) none of Labatt or the Labatt Subsidiaries has entered into any covenant or undertaking with any Governmental Entity restricting the right of Labatt or any Labatt Subsidiary to terminate the employment of its employees, except, in the case of each of clauses (iii), (iv), (v), (vi) and (vii), individually or in the aggregate, as are not and would not reasonably likely to be material to the conduct of the business of Labatt and the Labatt Subsidiaries.

SECTION 4.19. ...Sufficiency of Assets. Following the Closing, neither Interbrew nor any subsidiary of Interbrew (other than Labatt or a Labatt Subsidiary) will own any of the assets that are primarily related to the conduct of the Acquired Business in substantially the same manner as heretofore conducted and the assets owned by Labatt or the Labatt Subsidiaries will be sufficient for the conduct of the Acquired Business immediately following the Closing in substantially the same manner as heretofore conducted.

SECTION 4.20. ...Private Offering. None of Interbrew, Mergeco, Labatt, their respective affiliates and their respective representatives has issued, sold or offered any security of Labatt to any person under circumstances that would cause the sale of the Labatt Shares, as contemplated by this Agreement, to be subject to the registration requirements of the Securities Act. None of Interbrew, Mergeco, Labatt Holdco, Labatt, their respective affiliates and their respective representatives will offer the Labatt Shares or any part thereof or any similar securities for issuance or sale to, or solicit any offer to acquire any of the same from, anyone so as to make the issuance and sale of the Labatt Shares subject to the registration requirements of Section 5 of the Securities Act. Assuming the representations of AmBev contained in Section 2.07 are true and correct, the sale and delivery of the Labatt Shares hereunder are exempt from the registration and prospectus delivery requirements of the Securities Act.

ARTICLE V.........

Covenants

SECTION 5.01. ...Covenants Relating to Conduct of Business of AmBev, Interbrew and Mergeco. (a) AmBev shall not, and shall not permit any of its wholly owned subsidiaries to, and Interbrew shall not, and shall not permit Mergeco, Labatt Holdco, Labatt and its subsidiaries, and the other wholly owned subsidiaries of Interbrew to, take any action that would, or that could reasonably be expected to, result in any of the conditions set forth in Article VI not being satisfied.

(b) Prior to the Closing, Mergeco shall not (i) engage in any business or activity other than the ownership of the Labatt Holdco Shares and any activities incidental thereto, in accordance with this Agreement and the Operative Agreements, (ii) create, incur or permit to exist any debt or other monetary liability to third parties or any Liens upon any of its assets or (iii) liquidate or dissolve, or merge into or consolidate with, or sell or otherwise transfer any of its assets to, any other person, other than as contemplated by this Agreement (including the Restructuring).

(c) Interbrew, Labatt and AmBev shall use their respective commercially reasonable efforts to negotiate in good faith and agree prior to the Closing one or more new intercompany agreements between Labatt and the Labatt Subsidiaries, on the one hand, and Interbrew and its subsidiaries, on the other hand, or enter into modifications or amendments to any such existing intercompany agreements, as may be necessary or advisable, in each case on mutually agreeable terms, provided that Labatt shall have the unconditional right to terminate the agreements listed as Items 1 and 2 in Schedule 4.10(a)(xiii) after the Closing at no cost to it.

(d) Prior to the Closing, Interbrew and AmBev shall use their respective commercially reasonable efforts to negotiate in good faith a management agreement on mutually agreeable terms pursuant to which Interbrew would manage Labatt USA following the Closing.

(e) As soon as practicable following the Closing Date, Interbrew and AmBev shall, and shall cause their subsidiaries to, use their respective commercially reasonable efforts to negotiate in good faith licensing agreements between them as may be necessary or desirable, on terms to be mutually agreed.

(f) After the Closing Date, to the extent Interbrew continues to own a majority of the equity interests in Labatt USA or Cerbuco, at AmBev’s request, Interbrew shall offer AmBev the opportunity to make a minority investment in Labatt USA or make an investment in, or acquire, Cerbuco, each on terms to be mutually agreed.

SECTION 5.02. ...Covenants Relating to Conduct of Business of Labatt. (a) Except as otherwise expressly permitted or required by the terms of this Agreement (including the Restructuring Plan) and the Operative Agreements, from the date of this Agreement to the Closing, Interbrew shall cause the business of Labatt and the business of its subsidiaries to be conducted in the usual, regular and ordinary course in substantially the same manner as previously conducted (including with respect to research and development efforts, advertising, promotions, capital expenditures and inventory levels) and use all commercially reasonable efforts to keep intact their respective businesses, keep available the services of their current employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others with whom they deal to the end that their respective businesses shall be unimpaired at the Closing, provided that Labatt shall be permitted to, and shall use its commercially reasonable efforts in consultation with AmBev to, conduct the business of Labatt and the Labatt Subsidiaries in a manner such that such businesses do not provide “transportation services” or “financial services” (as such terms are defined for purposes of Section 14.1(5) of the Investment Canada Act) to third parties and are not a “cultural business” (as such term is defined for purposes of Section 14.1(5) of the Investment Canada Act). In addition (and without limiting the generality of the foregoing), except as otherwise expressly permitted or required by the terms of this Agreement (including pursuant to the Restructuring Plan and as set forth on Schedule 5.02 and subject to Section 5.06, as necessary to comply with the Antitrust Laws), from the date of this Agreement to the Closing, Labatt shall not, and shall not permit any of the Labatt Subsidiaries to, and Interbrew shall not, and shall not permit any of Labatt and the Labatt Subsidiaries to, do any of the following without the prior written consent of AmBev:

(i) amend its charter documents or by-laws;

(ii) declare or pay any dividend or make any other distribution to its shareholders whether or not upon or in respect of any shares of its capital stock; provided, however, that dividends and distributions may continue to be made by subsidiaries to their parents or to other subsidiaries in amounts and at times consistent with past practice;

(iii) redeem or otherwise acquire any shares of its capital stock or issue any shares of its capital stock or any option, warrant or right relating thereto or any securities convertible into or exchangeable for any shares of capital stock;

(iv) except as otherwise contemplated by this Agreement or as required to ensure that any Benefit Plan is not then out of compliance with Applicable Law or to comply with any Contract or Benefit Plan entered into prior to the date hereof, (A) adopt, enter into, terminate or amend (I) any collective bargaining agreement or Benefit Plan or (II) any Contract (including an employment or severance agreement) or other agreement, plan or policy involving Labatt or any Labatt Subsidiary and one or more Participants, (B) increase in any manner the compensation, bonus, including any incentive or performance award, or fringe or other benefits of, or pay any bonus, including any incentive or performance award, of any kind or amount whatsoever to, any current Participant, except for any planned salary increases and payment of bonuses, each as described in Schedule 5.02(a)(iv), (C) pay any benefit or amount not required under any Benefit Plan, Contract or collective bargaining agreement as in effect on the date of this Agreement, other than as contemplated in clause (B), (D) grant or pay any severance or termination pay or increase in any manner the severance or termination pay of any Participant, (E) grant any awards under any bonus, incentive, performance or other Benefit Plan, other than as contemplated in clause (B), (F) take any action to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan or Contract, (G) take any action to accelerate the vesting or payment of any compensation or benefit under any Benefit Plan or Contract, except as required under the terms of such Benefit Plan or Contract or (H) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Benefit Plan, except as recommended by Labatt’s Benefit Plan actuary, or change the manner in which contributions to any Benefit Plan are made or the basis on which such contributions are determined;

(v) incur or assume any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness, other than (A) in the ordinary course of business and consistent with past practice, (B) liabilities and obligations incurred in connection with the restructuring or refinancing (including the Restructuring) of existing indebtedness for borrowed money (provided the aggregate principal amount thereof is not increased by any material amount) and (C) as, individually or in the aggregate, would not be material to Labatt and the Labatt Subsidiaries, taken as a whole;

(vi) permit, allow or suffer any of its assets to become subjected to any material Lien of any nature;

(vii) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value owed to, or held by, Labatt or the Labatt Subsidiaries;

(viii) pay, loan or advance any amount to, or sell, transfer or lease any of its assets to, or enter into any agreement or arrangement with any of its affiliates, except for (A) intercompany transactions between Labatt and its subsidiaries and between such subsidiaries, and (B) dividends and distributions permitted under clause (ii) above;

(ix) make any change in any method of accounting or accounting practice or policy other than (A) those required by Canadian GAAP or Applicable Law and (B) a closing of the books of Labatt and its subsidiaries immediately before the Closing;

(x) acquire by amalgamating, merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(xi) make or incur any capital expenditures, including the acquisition of material assets (but excluding purchases of inventory in the ordinary course of business), that is in the aggregate in excess of C$75,000,000;

(xii) sell, lease, license or otherwise dispose of any of its assets that are material, individually or in the aggregate, to Labatt and the Labatt Subsidiaries, taken as a whole, except inventory and obsolete or excess equipment sold in the ordinary course of business consistent with past practice;

(xiii) authorize any of, or commit or agree to take, whether in writing or otherwise, to do any of, the foregoing actions; or

(xiv) (A) make or change any material tax election or tax accounting method or (B) settle or compromise any material tax claim or assessment (other than, in the case of clause (B), in respect of any matter disclosed in Schedule 4.13).

(b) Consultation. To the extent permitted by Applicable Law, in connection with the continuing operation of the business of AmBev, on the one hand, and Interbrew, Labatt and the Labatt Subsidiaries, on the other hand, between the date of this Agreement and the Closing, AmBev and Interbrew shall use their respective commercially reasonable efforts to consult in good faith on a bi-weekly basis with the representatives of the other to report material operational developments and the general status of ongoing operations pursuant to procedures agreed by Interbrew and AmBev. Each of AmBev and Interbrew acknowledges that any such consultation shall not constitute a waiver by it of any rights it may have under this Agreement or any Operative Agreement, and that it shall not have any liability or responsibility for any actions of the other or any of the other’s officers or directors with respect to matters that are the subject of such consultations unless such person expressly consents to such action in writing.

SECTION 5.03. ...No Solicitation. (a) Each of Interbrew and Labatt agrees that for the period beginning on the date hereof and ending on (x) if the Closing is completed in accordance herewith, the Closing Date or (y) if the Closing is not completed in accordance herewith, the second anniversary of the termination of this Agreement in accordance with its terms, neither it nor any of its affiliates nor any officer, director or employee of it or its affiliates or any investment banker, attorney, accountant or other representative of Interbrew (the “Interbrew Representatives”), acting alone or as part of a group, will, directly or indirectly (i) solicit, initiate or encourage any Other Labatt Bid, (ii) enter into any agreement with respect to any Other Labatt Bid, (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Other Labatt Bid or (iv) disclose any intention or plan inconsistent with the foregoing. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any Interbrew Representative, whether or not such person is purporting to act on behalf of Interbrew or Labatt or otherwise, shall be deemed to be a breach of this agreement by Interbrew and Labatt. Interbrew shall promptly advise AmBev orally and in writing of any Other Labatt Bid or any inquiry with respect to or which could lead to any Other Labatt Bid and the identity of the person making any such Other Labatt Bid or inquiry. The term “Other Labatt Bid” shall mean any proposal for an amalgamation, merger or other business combination, sale of securities, sale of substantial assets, joint venture or similar transaction involving Labatt or any of its subsidiaries.

(b) AmBev agrees that for the period beginning on the date hereof and ending on (x) if the Closing is completed in accordance herewith, the Closing Date or (y) if the Closing is not completed in accordance herewith, the second anniversary of the termination of this Agreement in accordance with its terms, neither it nor any of its affiliates nor any officer, director or employee of it or its affiliates or any investment banker, attorney, accountant or other representative of AmBev (the “AmBev Representatives”), acting alone or as part of a group, will, directly or indirectly, (i) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, any equity securities or securities convertible into equity securities of Interbrew or any of its affiliates or subsidiaries, (ii) propose to enter into, directly or indirectly, any merger or business combination involving Interbrew or any of its subsidiaries, (iii) otherwise seek to influence or control, in any manner whatsoever (including proxy solicitation or otherwise), the management or policies of Interbrew or any of its Subsidiaries, (iv) solicit, initiate or encourage any AmBev Bid, (v) enter into any agreement with respect to any AmBev Bid, (vi) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any AmBev Bid, (vii) assist, advise or encourage (including by knowingly providing or arranging financing for that purpose) any other person in doing any of the foregoing, or (viii) disclose any intention or plan inconsistent with the foregoing. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any AmBev Representative, whether or not such person is purporting to act on behalf of AmBev or otherwise, shall be deemed to be a breach of this Agreement by AmBev. AmBev shall promptly advise Interbrew orally and in writing of any AmBev Bid or any inquiry with respect to, or which could lead to, any AmBev Bid and the identity of the person making any such AmBev Bid or inquiry. The term “AmBev Bid” shall mean any proposal for an amalgamation, merger or other business combination, sale of securities, sale of substantial assets, joint venture, or similar transaction involving AmBev.

SECTION 5.04. ...Access to Information. (a) After the date hereof until the Closing, upon reasonable notice and (i) subject to (x) Applicable Law and (y) any confidentiality obligation or undertaking binding on a person or (ii) except where disclosure would undermine or void applicable legal privilege, Interbrew shall, and shall cause Labatt and its subsidiaries to, afford to AmBev and its officers, employees, accountants, financial advisors, counsel and other representatives such access throughout the period prior to the Closing, to the books, records, offices, properties, personnel and Tax Returns of Labatt and its subsidiaries and to such other information as AmBev and its representatives may reasonably request, and, during such period shall furnish promptly to AmBev any information concerning Labatt or any of its subsidiaries as AmBev or its representatives may reasonably request.

(b) After the date hereof until the Closing, upon reasonable notice and (i) subject to (x) Applicable Law and (y) any confidentiality obligation or undertaking binding on a person or (ii) except where disclosure would undermine or void applicable legal privilege, AmBev shall afford to Interbrew, Labatt and their respective officers, employees, accountants, financial advisors, counsel and other representatives such access throughout the period prior to the Closing, to the books, records, offices, properties, personnel and Tax Returns of AmBev and its subsidiaries and to such other information as Interbrew or Labatt and their respective representatives may reasonably request, and, during such period shall furnish promptly to Interbrew and Labatt any information concerning AmBev or any of its subsidiaries as Interbrew, Labatt or their respective representatives may reasonably request.

SECTION 5.05. ...Confidentiality. (a) Each of AmBev and Interbrew acknowledges that the information being provided to it in connection with the Transactions is subject to the terms of a confidentiality agreement between AmBev and Interbrew (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to Labatt and the Labatt Subsidiaries; provided, however, that each of AmBev and Interbrew acknowledges that any and all other information provided to it by the other party or its representatives concerning such other party shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date.

(b) Interbrew hereby assigns, effective at the Closing Date, to AmBev its rights under all confidentiality agreements entered into by Interbrew within the prior two years with any person in connection with the proposed sale of Labatt to the extent such rights relate to Labatt and the Labatt Subsidiaries, in each case, subject to Applicable Law and to the extent permitted under each such agreement.

SECTION 5.06. ...Reasonable Best Efforts; Post-Closing Cooperation. (a) On the terms and subject to the conditions of this Agreement and Section 5.06(b), each party shall use its reasonable best efforts to cause the Closing to occur, including taking all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its affiliates with respect to the Closing.

(b) AmBev and Interbrew shall, as promptly as practicable, but in no event later than fifteen Business Days following the execution and delivery of this Agreement (other than with respect to any supplemental information requested after an initial filing or submission), if necessary, make the necessary filings and submissions with the applicable antitrust authorities (the “Antitrust Authorities”) under the Antitrust Laws required for the Transactions and any supplemental information requested in connection therewith pursuant to the Antitrust Laws. Any such filings and submissions and supplemental information shall be in substantial compliance with the requirements of the Antitrust Laws. Subject to Applicable Law, AmBev and Interbrew shall furnish to the other such information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the Antitrust Laws. AmBev and Interbrew (i) shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the Antitrust Authorities, (ii) shall comply promptly with any such inquiry or request and (iii) shall promptly provide any supplemental information requested in connection with the filings made hereunder pursuant to the Antitrust Laws. Any such supplemental information shall be in substantial compliance with the requirements of the Antitrust Laws. AmBev and Interbrew shall use their reasonable best efforts to obtain any clearance required under the Antitrust Laws for the consummation of the Closing subject to Section 6.04.

(c) Each party shall, and shall cause its affiliates to, use its reasonable best efforts (at its own expense) to obtain as soon as practicable, and to cooperate in obtaining as soon as practicable, all consents from third parties and Governmental Entities necessary or appropriate to permit the consummation of the Closing or, in the case of the Investment Canada Act, to complete any required filing, and, if necessary, to obtain any required approval after the Closing within the time period prescribed by the Investment Canada Act.

(d) On and after the date hereof, subject to Applicable Law, Interbrew shall use its reasonable best efforts to furnish to AmBev (at AmBev’s expense) in a timely manner such financial statements (audited or unaudited, as applicable, and whether or not reconciled to U.S. GAAP), and such other information and reasonable assistance as AmBev may reasonably request in connection with its preparation of the filing of any AmBev SEC Reports or any other reports, schedules, forms, statements and other documents AmBev is required to file with a Governmental Entity.

SECTION 5.07. ...Expenses; Transfer Taxes. (a) Subject to Sections 2.11 and 3.10 of this Agreement, whether or not the Closing takes place, and except as set forth in paragraph (b) below or in Article IX or as otherwise agreed to in writing by Interbrew and AmBev, all costs and expenses incurred in connection with this Agreement and the Operative Agreements and the Transactions, including all costs and expenses incurred pursuant to Section 5.06, shall be paid by the party incurring such expense, provided that all expenses incurred by Mergeco, Labatt Holdco and Labatt shall be paid by Interbrew (unless otherwise agreed in writing by Interbrew and AmBev).

(b) All taxes, duties, contributions and fees applicable to the issuance and registration of the AmBev Shares, including the Brazilian (CPMF) banking tax triggered as a result of the registration of the Incorporação and the issuance of the AmBev Shares with the Brazilian Central Bank, shall be paid by AmBev, and all taxes and fees applicable to the issuance and registration of the Labatt Shares shall be paid by Interbrew or Labatt. Each party shall use its commercially reasonable efforts to avail itself of any available exemptions from any such taxes, duties, contributions or fees, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.

SECTION 5.08. ...Publicity. From the date hereof through the Closing Date, no public release or announcement concerning the Transactions shall be issued by any party or its affiliates without the prior consent of the other parties (which consent shall not be unreasonably delayed or withheld), except as such release or announcement may be required by Applicable Law or the rules of any securities exchange or supervisory authority thereof, in which case the party required to make the release or announcement shall use commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that each party may make internal announcements to its respective employees that are consistent with the parties’ prior public disclosures regarding the Transactions after reasonable prior notice to and consultation with the other.

SECTION 5.09. ...Further Assurances. From time to time, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions (subject to Section 5.06), as such other party may reasonably deem necessary or desirable to consummate the Transactions or to comply with Applicable Law arising in connection therewith.

SECTION 5.10. ...Transfer Restrictions. Interbrew shall not sell, transfer, pledge, assign or otherwise dispose of (including by gift) or permit any Lien to exist on (collectively, “Transfer”), or consent to or permit any Transfer of, any of the Labatt Shares or any interest therein, or enter into any Contract, option or other arrangement with respect to the Transfer (including any profit sharing or other derivative arrangement) of any of the Labatt Shares or any interest therein, except in compliance with the provisions of this Agreement.

SECTION 5.11. ...Letter Agreement. From and after the Closing, (i) Labatt hereby unconditionally and irrevocably guarantees the due and punctual payment, performance and observance by Labatt Holdco, of all Labatt Holdco’s agreements, covenants and obligations to, in favor of or with IIBV under (x) that certain letter agreement, dated as of March 3, 2004 (the “Letter Agreement”), by and between Labatt Holdco and IIBV, (y) the promissory note to be entered into in connection with the Letter Agreement, in substantially the form (with such changes as may be made, subject to compliance with the last sentence of this Section 5.11, prior to the execution thereof) set forth as Exhibit A to the Letter Agreement (the “Femsa Cerveza Promissory Note”), and (z) the promissory note to be entered into in connection with the Letter Agreement, in substantially the form (with such changes as may be made, subject to compliance with the last sentence of this Section 5.11, prior to the execution thereof) set forth as Exhibit B to the Letter Agreement (the “Labatt USA Promissory Note” and, together with the Femsa Cerveza Promissory Note, the “Promissory Notes”) and (ii) Interbrew hereby unconditionally and irrevocably guarantees the due and punctual payment, performance and observance by IIBV of all IIBV’s agreements, covenants and obligations to, in favor of or with Labatt Holdco under the Letter Agreement. Interbrew agrees not to, and agrees to not permit Labatt Holdco to, amend or waive any terms or rights under the Letter Agreement without the prior written consent of AmBev.

SECTION 5.12. ...Net Debt as of Closing. Interbrew shall cause Labatt and the Labatt Subsidiaries to have, as of the Effective Time, after giving effect to the Restructuring, regardless of whether a Femsa Cerveza Exclusion or Labatt USA Restructuring shall have occurred, Net Debt not exceeding C$1,300,000,000. “Net Debt” means the amount by which (i) the indebtedness, obligations or liabilities of Labatt and the Labatt Subsidiaries to third parties for borrowed money (excluding Interbrew and its subsidiaries and affiliates), which, for the avoidance of doubt, does not include the Promissory Notes, exceeds (ii) the aggregate “cash and short-term investments” (as such term is defined in Note 1(e) to the Labatt Financial Statements) of Labatt and the Labatt Subsidiaries. To the extent Net Debt exceeds C$1,300,000,000, Interbrew shall promptly reimburse AmBev or Labatt on an after-Tax basis for the amount of such excess. ELH and its subsidiaries shall be deemed not to be Labatt Subsidiaries for purposes of this Section 5.12.

SECTION 5.13. ...Inactive Subsidiaries. On and after the date of this Agreement and prior to the time the Restructuring is consummated, unless AmBev requests otherwise in writing, Labatt shall cause each of the subsidiaries of Labatt listed on Schedule 5.13 to be sold to Interbrew or a subsidiary of Interbrew (other than Labatt or a Labatt Subsidiary) at a price equal to the applicable fair market value of such subsidiaries that have been sold, in which case any such subsidiaries that have been sold to Interbrew or a subsidiary of Interbrew shall not be deemed to be “Labatt Subsidiaries” for purposes of this Agreement.

SECTION 5.14. ...Modification of Economic Value Appraisal. AmBev shall not permit the Economic Value Appraisal to be amended or modified without the written consent of Interbrew.

ARTICLE VI........

Conditions Precedent

SECTION 6.01. ...Conditions to each Party’s Obligation. The obligations of Interbrew, Mergeco and AmBev to consummate the Incorporação are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Governmental Approvals. All Consents (including, without limitation, the authorizations required pursuant to the Antitrust Laws) of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity necessary for the consummation of the Transactions shall have been obtained or filed or shall have occurred.

(b) No Injunctions or Restraints. No Applicable Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Transactions shall be in effect.

(c) Contribution and Subscription. The Contribution and Subscription shall have been consummated prior to the Effective Time.

(d) Brazilian Central Bank Approval. AmBev shall have obtained the Brazilian Central Bank Approval.

(e) Appraisal Reports. The Economic Valuation Report and the Net Worth Appraisal shall have been issued and delivered.

(f) Canadian Competition Act Approval. Canadian Competition Act Approval shall have been obtained.

For purposes of this Agreement, “Canadian Competition Act Approval” means:

(A) the Commissioner of Competition (the “Commissioner”) appointed under the Competition Act (Canada) shall have issued an advance ruling certificate (“ARC”) pursuant to section 102 of the Competition Act (Canada) (the “Canadian Competition Act”) to the effect that she is satisfied that she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Canadian Competition Act with respect to the Transactions, or

(B) the Commissioner shall have waived under section 113(c) of the Canadian Competition Act the obligation to notify the Commissioner and supply information because substantially similar information was previously supplied in relation to a request for an ARC, or the waiting period under section 123 of the Canadian Competition Act shall have expired, and in either case AmBev shall have been advised in writing by the Commissioner that the Commissioner has determined not to make an application for an order under section 92 of the Canadian Competition Act in respect of the Transactions and any terms and conditions attached to any such advice shall not be a Burdensome Condition.

SECTION 6.02. ...Conditions to Obligation of Interbrew and Mergeco. The obligations of Interbrew and Mergeco to consummate the Incorporação is subject to the satisfaction of (or waiver by Interbrew and Mergeco), on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of AmBev made in this Agreement shall be true and correct in all respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date), with only such exceptions (disregarding the words “material”, “materially” or any modification or qualification based on such terms or based on the defined term “AmBev Material Adverse Effect” set forth in such representations and warranties) as would not reasonably be expected to have, individually or in the aggregate, an AmBev Material Adverse Effect, other than the representations and warranties set forth in Sections 2.04, 2.05, 2.09 and 2.10, which shall be subject to the standard set forth in Section 6.02(c) (disregarding the words “material”, “materially” or any modification or qualification based on such terms or based on the defined term “AmBev Material Adverse Effect” set forth in such representations and warranties), and Interbrew shall have received a certificate signed by an authorized officer of AmBev to such effect.

(b) Performance of Obligations of AmBev. AmBev shall have performed or complied in all material respects with all obligations and covenants required by this Agreement and the Operative Agreements to which it is a party to be performed or complied with by it on or prior to Closing Date, and Interbrew shall have received a certificate signed by an authorized officer of AmBev to such effect.

(c) No Material Adverse Change. Since the date hereof, there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets or properties of AmBev and its subsidiaries, taken as a whole, other than any such event, change, effect or development arising in whole or in part as a result of (i) general economic or capital or financial markets conditions, (ii) political, governmental or regulatory changes or actions (other than war, moratorium or the nationalization or expropriation of assets), (iii) changes in the beer, soft drinks, beverage or consumer products markets, (iv) changes or developments in monetary policy (including currency devaluations) or inflation in the Federative Republic of Brazil or any of the other jurisdictions in which AmBev and its subsidiaries conduct business or (v) the announcement of the Transactions.

SECTION 6.03. ...Conditions to Obligation of AmBev. The obligation of AmBev to consummate the Incorporação is subject to the satisfaction (or waiver by AmBev) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Interbrew, Mergeco and Labatt made in this Agreement shall be true and correct in all respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date), with only such exceptions (disregarding the words “material”, “materially” or any modification or qualification based on such terms or based on the defined terms “Interbrew Material Adverse Effect” or “Labatt Material Adverse Effect” set forth in such representations and warranties) as would not reasonably be expected to have, individually or in the aggregate, an Interbrew Material Adverse Effect or a Labatt Material Adverse Effect, other than the representations and warranties set forth in Sections 3.04, 3.05, 4.04 and 4.05 through 4.19 (inclusive), which shall be subject to the standard set forth in Section 6.03(c) (disregarding the words “material”, “materially” or any modification or qualification based on such terms or based on the defined terms “Interbrew Material Adverse Effect” or “Labatt Material Adverse Effect” set forth in such representations and warranties), and AmBev shall have received a certificate signed by an authorized officer of Interbrew to such effect.

(b) Performance of Obligations of Interbrew and Mergeco. Interbrew, Mergeco and Labatt shall have performed or complied in all material respects with all obligations and covenants required by this Agreement and the Operative Agreements to be performed or complied with by Interbrew, Mergeco and Labatt on or prior to the Closing Date, and AmBev shall have received a certificate signed by an authorized officer of Interbrew to such effect.

(c) No Material Adverse Change. Since the date hereof, there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets or properties of Labatt and the Labatt Subsidiaries, taken as a whole, other than any such event, change, effect or development arising in whole or in part as a result of (i) general economic or capital or financial markets conditions, (ii) political, governmental or regulatory changes or actions (other than war, moratorium or the nationalization or expropriation of assets), (iii) changes in the beer, soft drinks, beverage or consumer products markets, (iv) changes or developments in monetary policy (including currency devaluations) or inflation in Canada or any of the other jurisdictions in which Labatt and the Labatt Subsidiaries conduct business or (v) the announcement of the Transactions.

SECTION 6.04. ...Postponement of Closing. Each of AmBev and Interbrew shall have the right to postpone the Closing if in such party’s reasonable opinion, (a) compliance with any conditions to approval required by any Governmental Entity or Antitrust Authority pursuant to Applicable Laws would be burdensome or unduly expensive, or (b) any Governmental Entity or Antitrust Authority shall have expressed its intention or threatened to take action to impose remedies pursuant to Applicable Laws, which remedies, if imposed, would be burdensome or unduly expensive. In the event of any such postponement, the parties shall, as promptly as practicable, jointly use their reasonable best efforts to negotiate a mutually acceptable arrangement with such Governmental Entity or Antitrust Authority or a mutually acceptable restructuring of the Transactions so as to satisfy such conditions or avoid the imposition of such remedies. For purposes of this Section 6.04, a condition required by the Governmental Entity or Antitrust Authority shall be burdensome or unduly expensive (a “Burdensome Condition”) only if such condition seeks (i) (A) to prohibit or limit the ownership or operation by AmBev or any of its subsidiaries of any material portion of the business or assets of AmBev and its subsidiaries, taken as a whole (as if the Transactions had been completed), or to compel AmBev or any of its subsidiaries to dispose of or hold separate any material portion of the business or assets thereof, taken as a whole (as if the Transactions had been completed), (B) to prohibit Interbrew or any of its subsidiaries from effectively controlling in any material respect the business or operations of AmBev and its subsidiaries, taken as a whole (as if the Transactions had been completed) or (C) to prohibit or limit the ownership or operation by Interbrew or any of its subsidiaries of any material portion of the business or assets thereof, or to compel Interbrew or any of its subsidiaries to dispose of or hold separate any material portion of the business or assets thereof, taken as a whole (as if the Transactions had been completed), (ii) in the case of AmBev, to impose limitations on the ability of AmBev to acquire or hold, or exercise full rights of ownership of, the Labatt Holdco Shares, including the right to vote on all matters properly presented to the shareholders of Labatt Holdco, and (iii) in the case of Interbrew, to impose limitations on the ability of Interbrew to acquire or hold, or exercise full rights of ownership of, the AmBev Shares, including the right to vote on all matters properly presented to the shareholders of AmBev.

SECTION 6.05. ...Frustration of Closing Conditions. Neither Interbrew, Mergeco nor AmBev may rely on the failure of any condition set forth in this Article V to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur as required by Section 5.06.

ARTICLE VII.......

Termination, Amendment and Waiver

SECTION 7.01. ...Termination. (a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(i) by mutual written consent of AmBev and Interbrew; and

(ii) by AmBev or Interbrew if, at any time prior to the Closing, the Contribution and Subscription Agreement is terminated in accordance with its terms;

provided, however that the party seeking termination pursuant to clause (ii) is not then in material breach of its representations, warranties, covenants or agreements contained in this Agreement.

(b) In the event of termination pursuant to this Section 7.01, written notice thereof shall forthwith be given to the other and the Transactions shall be terminated. If this Agreement is terminated as provided herein:

(i) each party shall return to the sender all documents and other material received from such party relating to the Transactions, whether so obtained before or after the execution hereof; and

(ii) all confidential information received by Interbrew with respect to the business of AmBev and its subsidiaries or by AmBev with respect to the business of Interbrew or Labatt and their subsidiaries shall be treated in accordance with the Confidentiality Agreements, which shall remain in full force and effect for a period of three years from the date of termination notwithstanding the termination of this Agreement.

SECTION 7.02. ...Effect of Termination. If this Agreement is terminated and the Transactions are abandoned as described in Section 7.01, this Agreement shall become void and be of no further force or effect, except for the provisions of (a) Section 5.07 relating to certain expenses, (b) Section 2.12 and 3.10 relating to finder’s fees and broker’s fees, (c) Section 7.01 and this Section 7.02, (d) Section 5.03 and Section 5.08 relating to non-solicitation and publicity and (e) Articles VIII and IX. Nothing in this Section 7.02 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

SECTION 7.03. ...Amendments and Waivers. (a) This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. By an instrument in writing, Interbrew, on the one hand, or AmBev, on the other hand, may waive compliance by the other with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege.

ARTICLE VIII......

Indemnification

SECTION 8.01. ...Indemnification of AmBev Indemnitees. (a) From and after the Closing, Interbrew shall indemnify AmBev, its affiliates (including Labatt Holdco, Labatt and its other subsidiaries) and each of their respective officers, directors, employees, stockholders, agents and representatives (the “AmBev Indemnitees”) against and hold it harmless from, any loss, liability, claim, damage or expense including reasonable legal fees and expenses (collectively, “AmBev Losses”), suffered or incurred by such AmBev Indemnitee arising from, relating to or otherwise in respect of:

(i) any breach of any representation or warranty relating to Labatt contained in this Agreement, in any Operative Agreement or in any certificate delivered pursuant hereto;

(ii) any breach of (A) any covenant of Interbrew or (B) any covenant of Mergeco or Labatt to be performed prior to the Closing relating to Labatt contained in this Agreement;

(iii) the matter set forth in Schedule 8.01(a)(iii); and

(iv) any Taxes or other expenses incurred directly or indirectly (whether or not under Brazilian law) in respect of or as a result of (A) the Restructuring (including, for greater certainty, any step or transaction that is part of the Restructuring), other than Taxes and other expenses paid by Labatt prior to the Closing with the proceeds from the divestment of certain of its subsidiaries specifically contemplated by the Restructuring and (B) the sales contemplated by Section 5.13.

(b) Other than with respect to AmBev Losses resulting from breaches or alleged breaches by Interbrew, Mergeco or Labatt of representations and warranties set forth in the first sentence of Section 3.01, Sections 3.02, 3.03, 3.06, the first sentence of Section 4.01, Section 4.02 or 4.03, Interbrew shall not be required to indemnify the AmBev Indemnitees and shall not have any liability:

(i) under clause (i) of Section 8.01(a) unless the aggregate amount of all AmBev Losses for which Interbrew would, but for this clause (i), be liable exceeds on a cumulative basis an amount equal to C$200,000,000, in which case Interbrew shall have liability for the aggregate amount of all such AmBev Losses;

(ii) under clause (i) of Section 8.01(a) for any AmBev Loss relating to an individual item that is less than C$15,000,000 (provided that the amounts of any individual items which are substantially similar or substantially related shall be aggregated for purposes of satisfying such C$15,000,000 threshold), in which case such items shall not be aggregated for purposes of clause (i) of this Section 8.01(b); and

(iii) under clause (i) of Section 8.01(a) in excess of C$7,700,000,000 in the aggregate.

(c) In computing the amount of any AmBev Loss due to a breach of representation or warranty, no effect shall be given to the words “materially” or “material” or any modification or qualification based on such terms or based on the defined terms “Interbrew Material Adverse Effect” or “Labatt Material Adverse Effect”.

(d) Except as otherwise specifically provided in this Agreement or any Operative Agreement, AmBev acknowledges that the sole and exclusive monetary remedy of the AmBev Indemnitees after the Closing with respect to any and all AmBev Losses incurred or suffered by such AmBev Indemnitee arising out of, related to or in connection with breaches of any representations or warranties of Interbrew, Mergeco or Labatt contained in this Agreement, or the failure to perform any covenant of Interbrew, Labatt or AmBev shall be pursuant to the indemnification provisions set forth in this Article VIII.

(e) Notwithstanding anything to the contrary herein or in any Operative Agreement, from and after the Closing Date, none of Mergeco, Labatt Holdco, Labatt and the Labatt Subsidiaries shall be held liable for any obligations hereunder and none of Interbrew or its subsidiaries shall have any right or claim of contribution against Mergeco, Labatt Holdco, Labatt or any Labatt Subsidiary in respect of an AmBev Loss. Interbrew hereby waives any such right or claim against Mergeco, Labatt Holdco, Labatt or any Labatt Subsidiary.

SECTION 8.02. ...Calculation of Losses. The amount of any AmBev Loss for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered by the AmBev Indemnitees under insurance policies with respect to such AmBev Loss and any indemnity, contribution or other similar payment actually recovered by any AmBev Indemnitee from a third party with respect thereto and shall be (i) increased to take account of any net Tax cost actually incurred by an AmBev Indemnitee arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax benefit actually realized by an AmBev Indemnitee arising from the incurrence or payment of any such AmBev Loss. In computing the amount of any such Tax cost or Tax benefit, an AmBev Indemnitee shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified AmBev Loss.

SECTION 8.03. ...Termination of Indemnification. The obligations to indemnify and hold harmless the AmBev Indemnitees (i) pursuant to Section 8.01(i) shall terminate when the applicable representation or warranty terminates pursuant to Section 8.09, and (ii) pursuant to Section 8.01(ii) shall terminate when the applicable covenant terminates pursuant to Section 8.09; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which any AmBev Indemnitee shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) pursuant to Section 8.04 to Interbrew.

SECTION 8.04. ...Procedures. (a) Third Party Claims. In order for a person (the “indemnified party”) to be entitled to any indemnification provided for under Section 8.01 in respect of, arising out of or involving a claim made by any person against any AmBev Indemnitee (an “AmBev Third Party Claim”), such indemnified party must notify Interbrew in writing (and in reasonable detail) of the AmBev Third Party Claim within 10 Business Days after receipt by such indemnified party of written notice of the AmBev Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent Interbrew shall have been actually and materially prejudiced as a result of such failure (except that Interbrew shall not be liable for any expenses incurred during the period in which the AmBev Indemnitee failed to give such notice). Thereafter, the applicable AmBev Indemnitee shall deliver to Interbrew, within five Business Days’ time after such AmBev Indemnitee’s receipt thereof, copies of all notices and documents (including court papers or notices of reassessment) received by such AmBev Indemnitee relating to the AmBev Third Party Claim.

(b) Assumption. If an AmBev Third Party Claim is made against an indemnified party, Interbrew shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by Interbrew; provided, however, that such counsel is not reasonably objected to by AmBev. Should Interbrew so elect to assume the defense of an AmBev Third Party Claim, Interbrew shall not be liable to the applicable AmBev Indemnitee for any legal expenses subsequently incurred by such AmBev Indemnitee in connection with the defense thereof. If Interbrew assumes such defense, AmBev shall have the right to participate in the defense thereof and to employ counsel (not reasonably objected to by Interbrew), at its own expense, separate from the counsel employed by Interbrew, it being understood that Interbrew shall control such defense. Interbrew shall be liable for the fees and expenses of counsel employed by AmBev for any period during which Interbrew has not assumed the defense thereof (other than during any period in which an AmBev Indemnitee shall have failed to give notice of the AmBev Third Party Claim as provided above). If Interbrew chooses to defend or prosecute an AmBev Third Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon Interbrew’s request) the provision to Interbrew of records and information that are reasonably relevant to such AmBev Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not Interbrew assumes the defense of an AmBev Third Party Claim, no AmBev Indemnitee shall admit any liability with respect to, or settle, compromise or discharge, any AmBev Third Party Claim without Interbrew’s prior written consent (which consent shall not be unreasonably withheld). If Interbrew assumes the defense of an AmBev Third Party Claim, the applicable AmBev Indemnitee shall agree to any settlement, compromise or discharge of such AmBev Third Party Claim that Interbrew may recommend and that by its terms obligates Interbrew to pay the full amount of the liability in connection with such AmBev Third Party Claim, which releases AmBev completely in connection with such AmBev Third Party Claim and that could not otherwise adversely affect AmBev. Notwithstanding the foregoing, Interbrew shall not be entitled to assume the defense of any AmBev Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by any AmBev Indemnitee in defending such AmBev Third Party Claim) if the AmBev Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against an AmBev Indemnitee that AmBev reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages. If such equitable relief or other relief portion of the AmBev Third Party Claim can be so separated from that for money damages, Interbrew shall be entitled to assume the defense of the portion relating to money damages.

(c) Other Claims. In the event an AmBev Indemnitee should have a claim against any indemnifying party under Section 8.01 that does not involve an AmBev Third Party Claim being asserted against or sought to be collected from such indemnified party, such AmBev Indemnitee shall deliver notice of such claim with reasonable promptness to Interbrew. Subject to Sections 8.03 and 8.09, the failure by an AmBev Indemnitee so to notify Interbrew shall not relieve Interbrew from any liability that it may have to such indemnified party under Section 8.01, except to the extent that Interbrew has been prejudiced by such failure.

(d) Mitigation. AmBev, Interbrew, Labatt shall cooperate with each other with respect to resolving any claim or liability with respect to which Interbrew or Labatt is obligated to indemnify an AmBev Indemnitee hereunder, including by making commercially reasonable efforts to mitigate or resolve any such claim or liability.

SECTION 8.05. ...Indemnification of Interbrew Indemnitees. (a) From and after the Closing, AmBev shall indemnify Interbrew, its affiliates (including its subsidiaries) and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Interbrew Indemnitees”) against and hold it harmless from, any loss, liability, claim, damage or expense including reasonable legal fees and expenses (collectively, “Interbrew Losses”), suffered or incurred by such Interbrew Indemnitee arising from, relating to or otherwise in respect of:

(i) any breach of any representation or warranty relating to AmBev contained in this Agreement, in any Operative Agreement or in any certificate delivered pursuant hereto; and

(ii) any breach of any covenant of AmBev contained in this Agreement.

(b) Other than with respect to Interbrew Losses resulting from breaches or alleged breaches by AmBev of its representations and warranties set forth in Sections 2.01, 2.02, 2.03 and 2.06, AmBev shall not be required to indemnify the Interbrew Indemnitees and shall not have any liability:

(i) under clause (i) of Section 8.05(a) unless the aggregate amount of all Interbrew Losses for which AmBev would, but for this clause (i), be liable exceeds on a cumulative basis an amount equal to C$200,000,000, in which case AmBev shall have liability for the aggregate amount of all such Interbrew Losses;

(ii) under clause (i) of Section 8.05(a) for any Interbrew Loss relating to an individual item that is less than C$15,000,000 (provided that the amounts of any individual items which are substantially similar or substantially related shall be aggregated for purposes of satisfying such C$15,000,000 threshold), in which case such items shall not be aggregated for purposes of clause (i) of this Section 8.05(b); and

(iii) under clause (i) of Section 8.05(a) in excess of C$7,700,000,000 in the aggregate.

(c) In computing the amount of any Interbrew Loss due to a breach of a representation or warranty, no effect shall be given to the words “materially” or “material” or any modification or qualification based on such terms or based on the defined term “AmBev Material Adverse Effect”.

(d) Except as otherwise specifically provided in this Agreement, Interbrew acknowledges that the sole and exclusive monetary remedy of the Interbrew Indemnitees after the Closing with respect to any and all Interbrew Losses incurred or suffered by such Interbrew Indemnitee arising out of, related to or in connection with breaches of any representations or warranties of AmBev or the failure to perform any covenants of AmBev contained in this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VIII.

SECTION 8.06. ...Calculation of Losses. The amount of any Interbrew Loss for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered by the Interbrew Indemnitee under insurance policies with respect to such Interbrew Loss and any contribution or similar payment actually recovered by any Interbrew Indemnitee from a third party with respect thereto and Interbrew Loss and shall be (i) increased to take account of any net Tax cost actually incurred by Interbrew arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax benefit actually realized by Interbrew Indemnitee arising from the incurrence or payment of any such Interbrew Loss. In computing the amount of any such Tax cost or Tax benefit, an Interbrew Indemnitee shall be deemed to recognize all other items of income, gain, loss deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Interbrew Loss.

SECTION 8.07. ...Termination of Indemnification. The obligations to indemnify and hold harmless the Interbrew Indemnitees (i) pursuant to Section 8.05(a)(i) shall terminate when the applicable representation or warranty terminates pursuant to Section 8.09, and (ii) pursuant to Section 8.05(a)(ii) shall terminate when the applicable covenant terminates pursuant to Section 8.09; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which any Interbrew Indemnitee shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) pursuant to Section 8.08 to AmBev.

SECTION 8.08. ...Procedures. (a) Third Party Claims. In order for a person (the “indemnified party”) to be entitled to any indemnification provided for under Section 8.05 in respect of, arising out of or involving a claim made by any person against any Interbrew Indemnitee (an “Interbrew Third Party Claim”), such indemnified party must notify AmBev in writing (and in reasonable detail) of the Interbrew Third Party Claim within 10 Business Days after receipt by such indemnified party of written notice of the Interbrew Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent AmBev shall have been actually and materially prejudiced as a result of such failure (except that AmBev shall not be liable for any expenses incurred during the period in which the Interbrew Indemnitee failed to give such notice). Thereafter, an Interbrew Indemnitee shall deliver to AmBev, within five Business Days’ time after an Interbrew Indemnitee’s receipt thereof, copies of all notices and documents (including court papers or notices of reassessment) received by the Interbrew Indemnitee relating to the Interbrew Third Party Claim.

(b) Assumption. If an Interbrew Third Party Claim is made against an indemnified party, AmBev shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by AmBev; provided, however, that such counsel is not reasonably objected to by Interbrew. Should AmBev so elect to assume the defense of an Interbrew Third Party Claim, AmBev shall not be liable to the applicable Interbrew Indemnitee for any legal expenses subsequently incurred by such Interbrew Indemnitee in connection with the defense thereof. If AmBev assumes such defense, Interbrew shall have the right to participate in the defense thereof and to employ counsel (not reasonably objected to by AmBev), at its own expense, separate from the counsel employed by AmBev, it being understood that AmBev shall control such defense. AmBev shall be liable for the fees and expenses of counsel employed by Interbrew for any period during which AmBev has not assumed the defense thereof (other than during any period in which an Interbrew Indemnitee shall have failed to give notice of the Interbrew Third Party Claim as provided above). If AmBev chooses to defend or prosecute an Interbrew Third Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon AmBev’s request) the provision to AmBev of records and information that are reasonably relevant to such Interbrew Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not AmBev assumes the defense of an Interbrew Third Party Claim, no Interbrew Indemnitee shall admit any liability with respect to, or settle, compromise or discharge, any Interbrew Third Party Claim without AmBev’s prior written consent (which consent shall not be unreasonably withheld). If AmBev assumes the defense of an Interbrew Third Party Claim, the applicable Interbrew Indemnitee shall agree to any settlement, compromise or discharge of such Interbrew Third Party Claim that AmBev may recommend and that by its terms obligates AmBev to pay the full amount of the liability in connection with such Interbrew Third Party Claim, which releases Interbrew completely in connection with such Interbrew Third Party Claim and that could not otherwise adversely affect Interbrew. Notwithstanding the foregoing, AmBev shall not be entitled to assume the defense of any Interbrew Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by an Interbrew Indemnitee in defending such Interbrew Third Party Claim) if the Interbrew Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against an Interbrew Indemnitee that Interbrew reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages. If such equitable relief or other relief portion of the Interbrew Third Party Claim can be so separated from that for money damages, AmBev shall be entitled to assume the defense of the portion relating to money damages.

(c) Other Claims. In the event an Interbrew Indemnitee should have a claim against any indemnifying party under Section 8.05 that does not involve an Interbrew Third Party Claim being asserted against or sought to be collected from such indemnified party, such Interbrew Indemnitee shall deliver notice of such claim with reasonable promptness to AmBev. Subject to Sections 8.07 and 8.09, the failure by an Interbrew Indemnitee so to notify AmBev shall not relieve AmBev from any liability that it may have to such indemnified party under Section 8.05, except to the extent that AmBev has been prejudiced by such failure.

(d) Mitigation. AmBev and Interbrew shall cooperate with each other with respect to resolving any claim or liability with respect to which AmBev is obligated to indemnify an Interbrew Indemnittee hereunder, including by making commercially reasonable efforts to mitigate or resolve any such claim or liability.

SECTION 8.09. ...Survival. (a) The representations, warranties, covenants and agreements of Interbrew, Mergeco and Labatt contained in this Agreement, any Operative Agreement and in any document delivered in connection herewith shall survive the Closing solely for purposes of this Article VIII as follows: (i) subject to clause (iii) below, the representations and warranties set forth in Article III (other than Sections 3.02, 3.06 and 3.07) and in Article IV (other than Sections 4.01, 4.02, 4.03, 4.15 and 4.20) shall survive for one year following the Closing; (ii) the representations and warranties in Section 4.15 shall survive for two years following the Closing; (iii) the representations and warranties relating to Tax matters set out in Section 4.13 and the representations and warranties relating to Tax matters set forth in any Operative Agreement, arising in or in respect of a particular period ending on, before, or including the Closing Date shall survive for a period of 90 days after the relevant authorities shall no longer be entitled to assess liability against Labatt or the Labatt Subsidiaries for that particular period, having regard, without limitation, to any waivers given by Labatt or any of the Labatt Subsidiaries in respect of any taxation year; (iv) the representations and warranties in Section 4.20 shall survive until the expiration of the applicable statute of limitations; and (v) all other provisions of this Agreement shall survive indefinitely.

(b) The rights of each AmBev Indemnitee under Section 8.01(a)(i) after the Closing shall not be affected by any knowledge at or prior to the execution of this Agreement or at or prior to the Closing of any breach of representation or warranty, whether such knowledge came from Interbrew, Mergeco, Labatt or any other person, or any waiver of Section 6.03.

(c) The representations, warranties, covenants and agreements of AmBev contained in this Agreement, any Operative Agreement and in any document delivered in connection herewith shall survive the Closing solely for purposes of this Article VIII as follows: (i) the representations and warranties set forth in Article II (other than Sections 2.02, 2.06 and 2.08) shall survive for one year following the Closing; (ii) the representations and warranties in Section 2.08 shall survive until the expiration of the applicable statute of limitations; and (iv) all other provisions of this Agreement shall survive indefinitely.

(d) The rights of each Interbrew Indemnitee under Section 8.05(a)(i) after the Closing shall not be affected by any knowledge at or prior to the execution of this Agreement or at or prior to the Closing of any breach of representation or warranty, whether such knowledge came from AmBev or any other person, or any waiver of Section 6.02.

SECTION 8.10. ...Pension Exclusions. None of Interbrew, Labatt or Mergeco shall be responsible for any AmBev Losses to the extent relating to any increased liability resulting from a requirement to distribute surplus from a Benefit Plan that is partially wound-up as a result of the discontinuance, reorganization or disposition of all or a portion of the manufacturing businesses of Labatt or a Labatt Subsidiary at one or more specific locations during the period from 1988 up to and including May 9, 1996.

ARTICLE IX........

General Provisions

SECTION 9.01. ...Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party (including by operation of law in connection with a merger or consolidation of such party) without the prior written consent of the other parties hereto. Notwithstanding the foregoing, (i) Interbrew may assign its right to consummate the Incorporação to an affiliate of Interbrew without the prior written consent of AmBev, (ii) AmBev may assign its right to consummate the Incorporação to an affiliate of AmBev without the prior written consent of Interbrew, Mergeco or Labatt and (iii) Mergeco may assign its right to consummate the Incorporação to an affiliate of Mergeco without the written consent of AmBev; provided, however, that no such assignment shall limit or affect Interbrew’s, Mergeco’s, Labatt’s and AmBev’s obligations hereunder, as applicable. Any attempted assignment in violation of this Section shall be void.

SECTION 9.02. ...No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

SECTION 9.03. ...Attorney Fees. A party in breach of this Agreement shall, on demand, indemnify and hold harmless the other party for and against all reasonable out-of-pocket expenses, including legal fees, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement. The payment of such expenses is in addition to any other relief to which such other party may be entitled.

SECTION 9.04. ...Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by fax or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or fax, or if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service), as follows:

(a) if to Interbrew or, until the Closing, Labatt or Mergeco,

Interbrew S.A.
Vaartstraat 94
B-3000 Leuven
Belgium
Attention of Corporate Secretary
Fax: +32 16 31 54 46

with copies to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
U.S.A.
Attention of George White, Esq.
John Evangelakos, Esq.
Fax: +1 212 558 3588

and

Machado, Meyer, Sendacz e Opice
Rua Da Consolação, 247
4th Floor
01301-903 São Paulo, SP
Federative Republic of Brazil
Attention of José Roberto Opice, Esq.
Carlos José Rolim de Mello, Esq. Fax: +55 11 3150 7071

and

Blake, Cassels & Graydon LLP
199 Bay Street
Box 25, Commerce Court West
Toronto, Ontario, Canada M5L 1A9
Attention of Jeffrey Trossman, Esq.
Craig C. Thorburn, Esq.
Fax: +1 416 863 2653

and

Linklaters de Bandt
Brederode 13
B-1000 Brussels, Belgium
Attention of François De Bauw
Fax: +32 2 501 92 05

(b) if to AmBev or, after the Closing, Labatt:

Companhia de Bebidas das Américas - AmBev
Rua Dr. Renato Paes de Barros 1017
04530-001, São Paulo, SP
Federative Republic of Brazil
Attention of Felipe Dutra
Fax: +55 11 2122 1523

with copies to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Attention of David Mercado, Esq.
Fax: +1 212 474 3700

and

Barbosa, Müssnich & Aragão Advogados
Av. Pres. Juscelino Kubitschek, 50
04503-000, São Paulo, SP
Federative Republic of Brazil
Attention of Paulo Aragão, Esq.
Fax: +55 11 3365 4598

and

Osler, Hoskin & Harcourt LLP
280 Park Avenue – 30W
New York, New York 10017
Attention of Stephen P. Sigurdson, Esq.
Fax: +1 212 867 5802

and

Stibbe
Rue Henry Wafelaertsstraat 47-51
1060 Brussels
Belgium
Attention of Marc Fyon, Esq.
Fax: + 32 2 533 52 12

SECTION 9.05. Interpretation; Exhibits; Disclosure Schedules and Schedules; Certain Definitions. (a) The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules (including, for the avoidance of doubt, the Restructuring Plan and the schedules forming the Disclosure Schedules dated as of even date herewith) annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning assigned thereto in this Agreement. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

(b) For all purposes hereof:

“Acquired Business” means (i) the Canadian-based operations and assets of Labatt and its subsidiaries and (ii) if a Femsa Cerveza Exclusion has not been consummated prior to the Closing, the Femsa Cerveza Interest and (iii) if a Labatt USA Restructuring has not been consummated prior to the Closing, Labatt USA.

“Act” means the Income Tax Act (Canada).

“affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“AmBev Material Adverse Effect” means a material adverse effect on (a) the business, assets, financial condition, results of operations or properties of AmBev and its subsidiaries, taken as a whole, (b) the ability of AmBev to perform in all material respects its obligations under this Agreement and the other Operative Agreements to which it is, or is specified to be, a party or (c) the ability of AmBev to consummate in all material respects the Transactions to which it is, or is specified to be, a party.

“Bahamas Corporate Law” means the Corporate Law of the Bahamas.

“Base Plan Excerpt” means the excerpt of the base plan provided by Labatt to AmBev, a copy of which is set forth in Schedule 4.06(d).

“Brazilian Corporate Law” means Law No. 6,404 of December 15, 1976 of the Federative Republic of Brazil.

“Business Day” means any week day other than one on which banks are authorized or permitted to close pursuant to Applicable Law in Toronto, Brussels, New York City or São Paulo.

“Code” means the Internal Revenue Code of 1986, as amended.

“Environmental Laws” means any and all Applicable Laws, Judgments and Labatt Permits issued, promulgated or entered into by or with any Governmental Entity, relating to the environment, preservation or reclamation of natural resources, or to the protection of human health as it relates to the environment or to the management, Release or threatened Release of Hazardous Materials.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended from time to time.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Femsa” means Fomento Económico Mexicano, S.A. de C.V. (FEMSA), a sociedad anonima de capital variable organized under the laws of the United Mexican States.

“Femsa Cerveza” means Femsa Cerveza S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States.

“Femsa Cerveza Interest” means the 535,205,425 Series D shares owned by Labatt and the 851,153,316 Series D Shares owned by Stellamerica Holdings Limited, a corporation organized under the federal laws of Canada and a subsidiary of Labatt, in Femsa Cerveza.

“Hazardous Materials” means any and all wastes, materials, chemicals or substances regulated pursuant to any Environmental Law. “including” means including, without limitation.

“Interbrew Material Adverse Effect” means a material adverse effect on (a) the business, assets, financial condition, results of operations or properties of Interbrew and its subsidiaries (including Mergeco), taken as a whole, (b) the ability of Interbrew to perform in all material respects its obligations under this Agreement and the other Operative Agreements to which it is, or is specified to be, a party or (c) the ability of Interbrew to consummate in all material respects the Transactions to which it is, or is specified to be, a party.

“Intellectual Property” means any patent (including all reissues, divisions, continuations and extensions thereof), patent application, patent right, trademark, trademark registration, trademark application, servicemark, trade name, business name, brand name, copyright, copyright registration, design, design registration, domain name or any right to any of the foregoing.

“Labatt Holdco” means Labatt Holding B.V., a corporation organized under the laws of the Netherlands.

“Labatt Material Adverse Effect” means a material adverse effect on (a) the business, assets, financial condition, results of operations or properties of Labatt and the Labatt Subsidiaries constituting the Acquired Business, taken as a whole, (b) the ability of Labatt to perform in all material respects its obligations under this Agreement and the other Operative Agreements to which it is, or is specified to be, a party or (c) the ability of Labatt to consummate in all material respects the Transactions to which it is, or is specified to be, a party.

“Labatt Permitted Liens” means (a) construction, mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and liens for Taxes that are not due and payable or that may thereafter be paid without penalty, (b) easements, covenants, rights-of-way and other similar restrictions of record, (c) any conditions that may be shown by a current, accurate survey or physical inspection of any Labatt Property made prior to the Closing, (d) (i) zoning, building and other similar restrictions, (ii) Liens that have been placed by any developer, landlord or other third party on property over which Labatt or any of the Labatt Subsidiaries has easement rights or on any Labatt Leased Property and subordination or similar agreements relating thereto and (iii) unrecorded easements, covenants, rights-of-way and other similar restrictions, and (e) other imperfections of title or encumbrances, if any, that, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the conduct of the business of Labatt and the Labatt Subsidiaries as presently conducted.

“Labatt USA” means LF Holdings I L.L.C., a Delaware limited liability company, and LF Holdings II L.L.C., a Delaware limited liability company, which together own 70% of the membership interests in Labatt U.S.A., L.L.C., a Delaware limited liability company, and Latrobe Brewing Company, L.L.C., a Delaware limited liability company.

“person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Quinsa SEC Documents” means the reports, schedules, forms, statements and other documents filed by Quilmes Industrial (Quinsa) Societe Anonyme with the SEC pursuant to Sections 13(a) and 15(d) of the Exchange Act.

“Release” means any spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping, pouring, emanation or migration of any Hazardous Material in, into, onto, or through the environment or within any building, structure, facility or fixture.

“SEC” means the United States Securities and Exchange Commission.

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such first person, it being agreed that, notwithstanding the foregoing, that none of the persons set forth in Schedule 9.05 shall be deemed subsidiaries of Interbrew, Mergeco, Labatt or any of their respective direct or indirect subsidiaries to the extent set forth.

“Tax” or “Taxes” means all Federal, provincial, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, including all corporate, franchise, income, sales, use, ad valorem, receipts, value added, profits, license, withholding, payroll, employment, excise, premium, property, customs, net worth, capital gains, transfer, stamp, documentary, social security, environmental, alternative minimum, occupation, recapture, territorial, goods and services, harmonized sales, capital, employer health taxes, health taxes, social services taxes, education taxes, all employment insurance, health insurance, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping taxes, all license, franchise and registration fees, and other taxes, and including all interest, penalties and additions imposed with respect to such amounts, and all amounts payable pursuant to any agreement or arrangement with respect to Taxes.

“Taxing Authority” means any domestic, foreign, federal, national, provincial, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority.

“Tax Return” or “Tax Returns” means all returns, declarations of estimated tax payments, reports, estimates, information returns and statements, including any related or supporting information with respect to any of the foregoing, filed or to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Technology” means all trade secrets, confidential information, inventions, know-how, formulae, processes, procedures, research records, records of inventions, test information, market surveys and marketing know-how.

“U.S. GAAP” means the generally accepted accounting principles of the United States of America.

The following terms are defined in the Section set forth opposite the term:

Terms	Section
Agreement	preamble
AmBev	preamble
AmBev Bid	5.03(b)
AmBev Common Shares	1.01(a)(ii)
AmBev Preferred Shares	1.01(a)(ii)
AmBev Capital Stock	2.02
AmBev Indemnitees	8.01(a)
AmBev Losses	8.01(a)
AmBev Representatives	5.03(b)
AmBev SEC Documents	2.09(a)
AmBev SEC Financial Statements	2.09(b)
AmBev Shares	1.01(a)(ii)
AmBev Third Party Claim	8.04(a)
AmBev 2003 Financial Statements	2.09(b)
Antitrust Authorities	5.06(b)
Antitrust Laws	2.05
Applicable Law	2.04
ARC	6.03(f)(A)
Beneficiaries	4.15(a)
Benefit Plans	4.15(a)
Brazilian GAAP	2.09(b)
Brazilian Central Bank Approval	1.01(b)(viii)
Brazil Merger Documentation	1.01(b)(i)
Burdensome Condition	6.04
Canadian Competition Act	6.01(f)
Canadian Competition Act Approval	6.01(f)
CBB	1.04(b)(i)
Canadian GAAP	4.06(a)
Cerbuco	4.06(f)
Closing	1.03
Closing Date	1.03
Commissioner	6.01(f)
Confidentiality Agreement	5.05(a)
Consent	2.05
Contract	2.04
Contribution and Subscription Agreement	preamble
CVM	1.01(b)(vi)
Economic Valuation Report	1.01(b)(iii)
Effective Time	1.01(a)(ii)
ELH	4.06(d)
Employee Benefits Liability	4.15(m)
Femsa Cerveza Exclusion	1.05(a)
Femsa Cerveza Price	1.05(a)
Femsa Cerveza Promissory Note	5.11
Femsa Party	1.05(a)
First Extraordinary Shareholders Meeting	1.01(b)(iv)
Governmental Entity	2.05
ICC	9.09
IIBV	1.01(b)(ii)
Incorporação	1.01(a)
Interbrew	preamble
Interbrew Indemnitees	8.05(a)
Interbrew Losses	8.05(a)
Interbrew Representatives	5.03(a)
Interbrew Third Party Claim	8.08(a)
Issima	4.06(f)
Judgment	2.04
Labatt	preamble
Labatt Capital Stock	4.02(a)
Labatt Contracts	4.10(b)
Labatt Financial Statements	4.06(a)
Labatt Holdco Capital Stock	3.02(b)
Labatt Holdco Shares	3.02(d)
Labatt Intellectual Property	4.09
Labatt Leased Property	4.08
Labatt Owned Property	4.08
Labatt Permits	4.11(a)
Labatt Property	4.08
Labatt Shares	3.02(c)
Labatt Subsidiaries	4.01(a)
Labatt Technology	4.09
Labatt USA Promissory Note	5.11
Labatt USA Restructuring	1.05(a)
Labatt Welfare Plan	4.15(g)
Letter Agreement	5.11
Liens	2.04
Mergeco	Preamble
Mergeco Capital Stock	3.02(a)
Mergeco Shares	1.01(b)(ii)
Net Debt	5.12
Net Worth Appraisal	1.01(b)(iii)
Operative Agreements	2.03
Other Labatt Bid	5.03(a)
Participants	4.15(a)
Proceeding	4.11(a)
Pro Forma Balance Sheet	4.06(f)
Pro Forma Income Statement	4.06(f)
Promissory Notes	5.11
Proposta	1.01(b)(i)
Protocol of Incorporação	1.01(b)(i)
Reference Date	1.01(a)(ii)
Remaining Share	3.02(d)
Restructuring	1.02(a)
Restructuring Plan	1.02(a)
Rights	2.02
Second Extraordinary Shareholders Meeting	1.04(a)(i)
Securities Act	2.07
Transfer	5.10
Transactions	2.03
Voting AmBev Debt	2.02
Voting Labatt Debt	4.02(a)
Voting Labatt Holdco Debt	3.02(b)
Voting Mergeco Debt	3.02(a)

SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties. An executed counterpart of this Agreement delivered by fax or other means of electronic transmission shall be deemed to be an original and shall be as effective for all purposes as delivery of a manually executed counterpart.

SECTION 9.07. Entire Agreement. This Agreement and the Operative Agreements contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the Operative Agreements.

SECTION 9.08. Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances.

SECTION 9.09. Arbitration.

(a) All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “ICC”). Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

(b) The number of arbitrators shall be three, one appointed by the plaintiff party or parties, one by the respondent party or parties and a chairman appointed jointly by the first two arbitrators. In the event that, in multiple party proceedings, the plaintiff parties or the respondent parties are not able to reach consensus on the appointment of their arbitrator, such (and only such) arbitrator shall be appointed by the International Chamber of Commerce (Article 10, paragraph 2, ICC Rules, Edition 1998).

(c) Any party to the dispute submitted to arbitration in connection with this Agreement may assert a cross-claim against any other party to the dispute based on any breach of this Agreement, the Contribution and Subscription Agreement, the LST Lock-Up Agreement or the EPS Lock-Up Agreement. Any party to the dispute shall have access to all documents filed by any other party.

(d) Any party to the dispute submitted to arbitration may request that any party to the Contribution and Subscription Agreement, the LST Lock-Up Agreement or the EPS Lock-Up Agreement which was not initially named as a party to the proceedings be joined as a party to the proceedings, provided that the basis asserted for such joinder is substantially related to the subject matter of the dispute in arbitration. Any party to the abovementioned agreements which is not involved in the proceeding may request to join the existing proceeding, provided that the basis asserted for such intervention is substantially related to the subject matter of the dispute in arbitration. The parties to those abovementioned agreements have agreed to these procedures. Any joined or intervening party shall be bound by any award rendered by the arbitral tribunal even if it chooses not to participate in the arbitral proceedings.

(e) The parties agree that the ICC Court of Arbitration shall fix separate advances on costs in respect of each claim, counterclaim or cross-claim.

(f) The parties agree that if a dispute raises issues which are the same as or substantially connected with issues raised in a related dispute arising in connection with this contract or the Contribution and Subscription Agreement or the LST Lock-Up Agreement or the EPS Lock-Up Agreement, such dispute and such related dispute shall be finally settled by the first appointed arbitral tribunal, provided a joinder of proceedings is requested by at least one party to any of the disputes.

(g) The place of arbitration shall be Paris, France. The language of the arbitration shall be English.

(h) The arbitrators will have no authority to award punitive damages or any other damages not measured by the prevailing party’s actual damages, and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Agreement.

(i) Any party may make an application to the arbitrators seeking injunctive relief to maintain the status quo until such time as the arbitration award is rendered or the controversy is otherwise resolved. Any party may apply to any court having jurisdiction hereof to seek injunctive relief in order to maintain the status quo until such time as the arbitration award is rendered or the controversy is otherwise resolved.

SECTION 9.10. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, provided, however, that the Incorporação and any corporate action required to complete the Incorporação as contemplated by this Agreement shall be governed by the laws of the Federative Republic of Brazil.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

by /s/ Claudio Braz Ferro__________________ Name: Claudio Braz Ferro Title: Industrial Officer

by /s/ José Adilson Miguel_________________ Name: José Adilson Miguel Title: Resales Officer

WITNESSES:

/s/ Karine de Toledo Pereira______________ Name: Karine de Toledo Pereira R.G.: 18984698-7 CPF: 287.037.138-14

/s/ Celia Regina Baldo Correa_____________ Name: Celia Regina Baldo Correa R.G.: 7350876 CPF: 130.469.398-84

INTERBREW S.A.,

by /s/ John F. Brock_______________________ Name: John F. Brock Title: Director

by /s/ François Jaclot______________________ Name: François Jaclot Title: Chief Financial Officer

WITNESSES:

/s/ Jean Louis Van de Perre_______________ Name: Jean Louis Van de Perre ID Card: 161 0029528 54

/s/ Catherine Noirfalisse__________________ Name: Catherine Noirfalisse ID Card: 161 0019803 29

LABATT BREWING CANADA HOLDING LTD.,

by /s/ John F. Brock_______________________ Name: John F. Brock Title: Director

by /s/ François Jaclot______________________ Name: François Jaclot Title: Authorized Representative

WITNESSES:

/s/ Jean Louis Van de Perre_______________ Name: Jean Louis Van de Perre ID Card: 161 0029528 54

/s/ Catherine Noirfalisse__________________ Name: Catherine Noirfalisse ID Card: 161 0019803 29

LABATT BREWING COMPANY LIMITED,

by /s/ Bryan Glinton_____________ Welwyn Limited, Director Name: Bryan Glinton Its: Vice President

by /s/ Bryan Glinton_____________ Rosencrantz Limited Name: Bryan Glinton Its: Vice President

WITNESSES:

/s/ Michelle E. Neville-Clarke_____________ Name: Michelle E. Neville-Clarke Driver License I.D.: 46422

/s/ Antonia Smith_______________________ Name: /s/ Antonia Smith Driver License I.D.: 45352

STICHTING INTERBREW

Conditions of Administration

The present Conditions of Administration apply to the AK, incorporated on 19 October 2000 by a notarial deed executed by the Notary Heering, having his registered office located in Amsterdam and have been amended on […] by a notarial deed executed by Notary Quist, having his registered office in Amsterdam.

CHAPTER One – GENERAL PROVISIONS

Article 1 – Definitions

As used herein, the following terms shall have the following meanings:

- “Administratie Kantoor” or “AK” means the Stichting Interbrew.

- “affiliate” of any person other than an individual means another person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person and, in the case of an individual, (i) upon the death of such individual, such individual’s executors, administrators or testamentary trustees, (ii) such individual’s spouse, parents, siblings or descendants or such parents’, siblings’ or descendants’ spouses, (iii) a trust or similar arrangement the beneficiaries of which include only such individual or any of the relatives of such individual specified in clause (ii) or (iv) a charitable foundation, charitable trust or similar charitable entity established by such individual and administered by such individual or relatives of such individual specified in clause (ii).

- “AK Board” means the board of directors of the Administratie Kantoor.

- “Amended Interbrew By-Laws” means the Amended By-Laws of Interbrew dated as of the Closing Date, as modified from time to time.

- “Belgian Founders’ Affiliate” means any legal or natural person affiliated to a Belgian Founder.

- “By-laws” means the Amended By-laws of the AK dated as of the date hereof, as modified from time to time by a Dutch notarial deed.

- “BRC” means BRC SA, a company (société anonyme) duly incorporated and validly existing under the laws of Luxemburg, having its registered office at 73, Côte d’Eich, L-1450, Luxembourg.

- “Certificate” means any Class A Certificate or Class B Certificate.

- “Class A Certificate” means a certificate issued by the AK to EPS or any Permitted Successor or Permitted Transferee of EPS in accordance with Section 2.01(a) in respect of a Share directly or indirectly owned by EPS or such Permitted Successor or Permitted Transferee.

- “Class B Certificate” means a certificate issued by the AK to BRC or any Permitted Successor or Permitted Transferee of BRC in accordance with Section 2.02(a) in respect of a Share directly or indirectly owned by BRC or such Permitted Successor or Permitted Transferee.

- “Class A Director” means any director of the AK appointed by the Class A Holders.

- “Class B Director” means any director of the AK appointed by the Class B Holders.

- “Class A Holders” means EPS and any Permitted Successor or Permitted Transferee.

- “Class A Holders' Assembly” means a general meeting of the Class A Holders held in accordance with the By-Laws and the Conditions of Administration.

- “Class B Holders” means BRC and any Permitted Successor or Permitted Transferee.

- “Class B Holders' Assembly” means a general meeting of the Class B Holders held in accordance with the By-Laws and the Conditions of Administration.

- “Closing” means the closing of the Contribution and Subscription that shall take place at the offices of Linklaters De Bandt, rue Brederode 13, 1000 Brussels, at 3:00 p.m. Brussels time on the fifth business day (the “Closing Date”) following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article XI of the Contribution and Subscription Agreement, or at such other place, time and date as shall be agreed between the Company and BRC.

- “Contribution and Subscription” means the contribution, transfer and delivery to the Company by BRC of all of the shares of Tinsel Investments SA, a company duly incorporated and validly existing under the laws of Luxemburg, with registered office at 73, Côte d’Eich, L-1450, Luxembourg, and the Company’s issuance and transfer to BRC of 141,700,000 Shares of the Company, upon the terms and subject to the conditions set forth in the Contribution and Subscription Agreement and on the Closing Date.

- “Contribution and Subscription Agreement” means the Contribution and Subscription Agreement, dated as of March 2, 2004, by and among Interbrew, the AK, EPS, S-Braco Participações SA and the other parties thereto, as amended.

- “control” over any Person means the ability, by having a sufficient amount of the voting securities, or other voting ownership or voting interests, to elect directly or indirectly at least a majority of the board of directors or other governing body of that person.

- “Company” means Interbrew, a corporation (société anonyme/naamloze vennootschap) duly incorporated and validly existing under the laws of Belgium, having its registered office located at 1 Grand Place, 1000 Brussels.

- “Conditions of Administration” these Conditions of Administration, as modified from time to time in accordance with Article 15.

- “Deadlock” means any situation as referred to in Section 9.5, (i), a, of this Agreement;

- “EPS” means Eugénie Patri Sébastien SCA or EPS SCA, a corporation (société en commandite par actions) duly incorporated and validly existing under the laws of Luxembourg law, having its registered office at 398 Route d’Esch, L-1471 Luxemburg;

- “Founder” means, on the one hand, each of the founders of the Company, being the descendants of Roger de Spoelberch, Olivier de Spoelberch, Guillaume de Spoelberch, Geneviève de Pret Roose de Calesberg, Gustave de Mevius, Elisabeth de Haas Teichen, Marthe van der Straten Ponthoz and Albert Van Damme (the ‘Belgian Founders’) and, on the other hand, each of the controlling shareholders of AmBev, being Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles (the ‘Brazilian Shareholders’).

- “Founders’ Affiliate” means any legal or natural person affiliated to a Founder.

- “First Certification” means the certification of the Shares effected in accordance with Article 4.1.

- “Holder” means any Class A Holder or Class B Holder.

- “Holders’ Assembly” means any general meeting of the Class A Holders and the Class B Holders held in accordance with the By-laws of the AK and these Conditions of Administration.

- “Interbrew Shareholders’ Agreement” means the Shareholders’ Agreement, dated as of March 2, 2004, by and among BRC, EPS, Rayvax and the AK, as amended.

- “Lien” means any mortgage, lien, pledge, security or other interest, charge, covenant, option, claim, restriction or encumbrance of any kind or nature whatsoever.

- “Member” means, with respect to EPS or BRC, any ultimate direct or indirect owner of Certificates or Shares which are directly or indirectly owned by EPS or BRC, as the case may be, as of the date hereof.

- “Notification” means any notification to be given by the AK Board under the By-Laws or these Conditions of Administration, it being understood that any Notification shall be sent by registered mail to the relevant address set forth in the register of Certificates.

- “Offered Certificates” has the meaning given to such term in Article 8.3.

- “Permitted Transferee” means any Founders’ Affiliate; provided, that the voting or economic interests held directly or indirectly in any such Founders’ Affiliate by Persons who are not Founders or Founders’ Affiliate shall not exceed 24.99%

- “Permitted Successor” means, with respect to EPS, any successor as referred to in Section 2.01.(a) of this Agreement and, with respect to BRC, any successor as referred to in Section 2.02.(a) of this Agreement.

- “Person” means any individual, firm, corporation, partnership, limited liability company, foundation, trust, joint venture, association, unincorporated organization, governmental entity or other entity.

- “Rights” means, in respect of any Certificate or any Share, any right, warrant, option or other security which, directly or indirectly, represents the right to purchase or acquire, or is convertible into or exercisable or exchangeable for, or otherwise represents an interest in, such Certificate or Share.

- “Second Certification” means the certification of the Shares as effected in accordance with Article 4.2.

- “Share” means a share of capital stock of the Company.

- “Third Party” means any person who is not a Holder.

- “Transfer”, as to any Certificates or Rights in respect of Certificates, means to sell, or in any other way transfer, assign, pledge, distribute, encumber or otherwise dispose of, create any Rights in respect of, or permit any Lien to exist on, such Certificates or Rights, whether directly or indirectly, voluntarily or involuntarily or with or without consideration, including, without limitation, any Transfer of shares or other Rights in a Person that owns, directly or indirectly, such Certificates or Rights.

Article 2 – Objectives of the Administratie Kantoor

2.1 The principal objective of the Administratie Kantoor is to provide a means by which the Class A Holders and the Class B Holders, who collectively directly or indirectly own a majority of the issued and outstanding Shares, may jointly and equally exercise control over the business and affairs of the Company in their capacity as indirect shareholders of the Company.

2.2 The issuance of Certificates by the Administratie Kantoor as contemplated hereby is regarded by the Company as being in its corporate interest.

Article 3 – Certificates

3.1 The Administratie Kantoor shall issue one Certificate for each Share transferred to it in accordance herewith. Each Holder shall be deemed to represent and warrant, for the benefit of the Administratie Kantoor and each other Holder, that such Holder has good and valid title to each Share transferred to the AK by such Holder for certification, and that each Share so transferred is free and clear of all Liens.

3.2 The certification of any Share shall be effected by (i) the actual transfer of such Share by or on behalf of the holder thereof to the Administratie Kantoor, (ii) the issuance by the AK of a Class A Certificate or a Class B Certificate, as the case may be, to and in the name of such Holder and (iii) the recordation of such issuance, including the name and address of such Holder, in a register of Certificates to be maintained by the AK.

3.3 All Certificates to be issued by the AK shall be registered. The AK shall not issue any Certificates in bearer form. In the event of any Transfer of a Certificate by a Holder of one Class to a Holder of the other Class in accordance with Article 8, the Certificate to be transferred shall be presented to the AK for cancellation and a Certificate in respect of such other Class shall be issued to the transferee Holder.

3.4 Upon reasonable prior written notice delivered to the AK Board, any Holder may have access to the register of Certificates during normal business hours.

3.5 Each Holder covenants and agrees that it shall not Transfer its Certificates except in accordance herewith.

3.6 The AK shall not register the Transfer of any Certificates unless the Transfer is permitted by Article 8. The register of Certificates and any entry in the register of Certificates made upon any Transfer to a Permitted Transferee shall include the following legend:

"THE CERTIFICATES REPRESENTED BY THIS REGISTRATION ARE SUBJECT TO RESTRICTIONS ON TRANSFER IN ACCORDANCE WITH THE TERMS OF A SHAREHOLDERS' AGREEMENT DATED AS OF MARCH 2, 2004, AND THE CONDITIONS OF ADMINISTRATION OF THE ISSUER AS THE SAME MAY BE AMENDED OR MODIFIED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE ISSUER. NO REGISTRATION OF TRANSFER OF SUCH CERTIFICATES WILL BE MADE ON THE BOOKS OF THE ISSUER UNLESS SUCH RESTRICTIONS ARE COMPLIED WITH."

3.7 As of the Closing Date, the AK has issued 180,000,000 Class A Certificates to EPS and 141,700,000 Class B Certificates to BRC, and no other Certificates are issued and outstanding as of the Closing Date or held by any other persons.

Article 4 – Certifications

4.1 The First Certification was effected by and under the supervision of the Dutch notary who formed the Administratie Kantoor. Such Notary delivered to each owner of Shares certified at such time certificates of category A, B or C corresponding to such Shares.

4.2 The Second Certification shall be completed as of the Closing Date by and under the supervision of a Dutch notary. Upon completion of the Second Certification, (i) all A, B and C certificates issued pursuant to the First Certification shall have been automatically cancelled and have been rendered null and void for all purposes, (ii) 180,000,000 Shares in respect of 180,000,000 of such cancelled A, B and C certificates shall have been retained by the AK, (iii) 180,000,000 Class A Certificates in respect of such 180,000,000 retained Shares shall have been issued by the AK to EPS, (iv) the remaining 75,056,026 Shares in respect of such cancelled A, B and C certificates shall have been transferred to EPS or to Belgian Founders’ Affiliates, (v) BRC shall have transferred to the AK 141,700,000 Shares and the AK shall have issued to BRC 141,700,000 Class B Certificates in respect of such Shares. Such notary shall give to all Class A Certificate Holders and Class B Certificate Holders a copy of the By-laws and of the Conditions of Administration.

4.3 Any further certifications of Shares shall require the supermajority approval of no less than 85% of the members of the AK Board at a duly-constituted meeting. Moreover, the admission of any new industrial or financial partner as a shareholder of the Company and the subsequent participation of this potential new shareholder of the Company to the AK through the certification of the Shares it would acquire, shall both require the supermajority approval of no less than 85% of the members of the AK Board at a duly-constituted meeting.

Article 5 – Certain Obligations of the AK

5.1 In its capacity as the holder of Shares transferred to it for certification hereunder, the Administratie Kantoor, shall, as long as it shall remain the holder of such Shares, exercise all the rights that are attached to such Shares, including the voting rights.

Notwithstanding the foregoing, the Administratie Kantoor shall not Transfer any Shares held by it at any time.

The AK Board shall ensure that all Shares held by the AK are (i) if such Shares are bearer shares (i.e., physical certificates), forthwith delivered to a financial institution of recognized international standing in the business of safeguarding stock certificates to be held by such financial institution in its vault or other secure facility in the name of the AK, or (ii) if such Shares are registered shares (i.e., book-entry), maintained through a securities account (compte-titre) at a financial institution of recognized international standing in the name of the Administratie Kantoor.

5.2 The Administratie Kantoor shall distribute to the Holders, within 10 days of receipt and after deduction of costs and expenses associated with administering any such distribution and the costs related to the operations of the Administratie Kantoor as provided in Article 14.1, such costs and expenses to be borne by the Class A Holders and the Class B Holders on a pro rata basis, (i) any dividends (whether payable in cash or in securities) distributed by the Company in respect of the Shares held by the AK and (ii) any other amounts distributed in respect of such Shares, in each case on a pro rata basis. Any such distribution shall be made by the AK to the account specified by each Holder by written notice delivered to the AK Board. The Holders shall be informed of any such distribution by Notification.

Article 6 – Specific Undertakings of the Holders

Each Holder agrees not to take, neither directly nor indirectly, any action, or omit to take any action, if such action or omission would adversely affect the Class A Holders’ and the Class B Holders’ joint equal control of the AK and the Company, except to the extent such action or omission is expressly permitted or contemplated by the Interbrew Shareholders’ Agreement or these Conditions of Administration.

Article 7 – Exchange of the Certificates

7.1 In addition to Article 12 of the By-laws, the exchange of Certificates for the Shares in respect of which such Certificates were issued is subject to the provisions of this Article 7.

7.2 Subject to Article 7.3, any Holder wishing to exchange any of its Certificates shall provide written notification to the AK Board at least 12 months in advance of the proposed date of exchange. Such written notice shall specify the number and Class of Certificates that such Holder contemplates exchanging.

7.3 The A Holders may exchange Class A Certificates so long as, after giving effect to any such exchange, EPS or any Permitted Transferee shall directly hold at least 180,000,000 Class A Certificates (the “Class A Minimum Amount”). The Class B Holders may exchange Class B Certificates, so long as, after giving effect to any such exchange, BRC or any Permitted Transferee shall collectively hold at least 141,700,000 Class B Certificates (the “Class B Minimum Amount”). If, at any time, more than one Holder of the same Class wishes to exchange its Certificates and if, after giving effect to all such exchanges contemplated to be made at such time, the Class A Minimum Amount or the Class B Minimum Amount, as the case may be, would be exceeded, then the AK shall effect such exchanges in chronological order according to the dates on which the AK received the underlying request to effect such exchange. If more than one such request was received on the same day and the Class A Minimum Amount or the Class B Minimum Amount, as the case may be, would be exceeded if all such exchanges were effected, then no such exchanges shall be made unless one or more of the affected Holders agrees to reduce the number of Certificates to be exchanged so as to cause the Class A Minimum Amount or the Class B Minimum Amount, as the case may be, not to be exceeded.

7.4 The AK Board may specify additional procedures consistent with this Article 7 with respect to the exchange of Certificates.

Article 8 – Transfer of Certificates

8.1 Transfer Restrictions.

(a) Class A Certificates. No Class A Holder shall Transfer any Class A Certificate, or any shares or other Rights in EPS or any other Person that is a direct or indirect shareholder of EPS, to any Person other than (i) EPS, (ii) a Permitted Transferee or (iii) a Class B Holder; provided, however, that, after giving effect to any such Transfer, EPS shall directly hold no less than 180,000,000 Class A Certificates; provided further, however, that EPS may transfer the 180,000,000 Class A Certificates in their entirety to any successor holding company that is directly or indirectly owned solely by Members and/or Permitted Transferees of EPS and that also becomes a party to the Interbrew Shareholders’ Agreement.

(b) Class B Certificates. No Class B Holder shall Transfer any Class B Certificate, or any shares or other Rights in BRC or any other Person that is a direct or indirect shareholder of BRC to any Person other than (i) BRC, (ii) a Permitted Transferee or (iii) a Class A Holder; provided, however, that, after giving effect to any such Transfer, BRC shall directly hold no less than 141,700,000 Class B Certificates; provided further, however, that BRC may transfer the 141,700,000 Class B Certificates in their entirety to any successor holding company that is directly or indirectly owned solely by Members and/or Permitted Transferees of BRC and that also becomes a party to the Interbrew Shareholders’ Agreement.

(c) Adjustments Upon Changes in Capitalization. For purposes of Articles 8.1(a) and 8.1(b), the number of Certificates referred to in the first sentence thereof shall be appropriately adjusted to give effect to any shared dividend, split-up, subdivision or combination of shares or any recapitalization, reclassification, reorganization or similar transaction involving the Company or the AK.

8.2 Procedures Relating to the Transfer of Certificates.

No Transfer permitted pursuant to Article 8.1 shall be valid unless the transferring Holder provides written notice to the AK Board at least 10 business days in advance of the proposed date of Transfer specifying (i) the number of Certificates to be Transferred and (ii) the name and address of the transferee. Any such written notice delivered by a transferring Holder shall be deemed to constitute a representation by such transferring Holder that the transferee (if other than BRC, EPS or another Holder) is a Permitted Transferee. The AK Board may, in its reasonable discretion, request that such transferring Holder provide evidence reasonably satisfactory to the AK Board in support of such representation. The transferring Holder shall promptly notify the AK Board in writing if the proposed Transfer does not take place.

8.2.1 Any Transfer of Certificates that does not comply with the applicable formalities is null and void (and unenforceable as against the Administratie Kantoor and the Holders). However, such non-compliance may be cured if the non-complying transferor shall have duly complied with all conditions, formalities or requirements set forth in this Article 8.

8.3 Deliberately left blank.

Article 9 – AK Board

9.1 In addition to what is described in Articles 3 to 7 of the By-laws, the composition, the functioning and the powers of the AK Board are subject to the following provisions.

9.2 The AK Board shall consist of eight (8) members. Such eight (8) members shall consist of four (4) directors appointed by the Class A Holders' Assembly and four (4) directors appointed by the Class B Holders' Assembly.

9.3 The AK Board members appointed by such Holders’ Assemblies shall be considered the actual representatives of the Class A Holders and the Class B Holders. Except as otherwise provided elsewhere in these Conditions of Administration, the presence in person or by proxy of at least seven (7) directors shall be necessary to constitute a quorum for the transaction of business and the approval of a majority of the directors present, including at least two (2) Class A Directors and two (2) Class B Directors, shall be required to pass valid resolutions of the AK Board; provided, however, that in the event any meeting of the AK Board shall fail to achieve a quorum due, in any case, to the absence of directors appointed by the Holders’ Assembly of a certain class, the quorum requirement shall not apply to the second meeting and valid resolutions may be passed at such second meeting by the directors then present. The Class A Holders and the Class B Holders agree to cause the respective directors appointed by them to duly appoint a proxy holder to attend any meeting from which such directors will be absent so that all directors nominated by such Holders will be present in person or by proxy at all meetings of the AK Board. Any second meeting of the AK Board shall be held no sooner than 48 hours after the time set for the first meeting.

9.4 The decisions of the AK Board that are referred to in Articles 4.3, 15.2 and 16.2 shall require the supermajority approval of 85% of the AK Board members at a duly-constituted meeting.

9.5 The AK Board will meet prior to each shareholders’ meeting of the Company in order to determine the manner in which the Shares owned by the AK will be voted. One Class A Director (designated by the Class A Directors) and one Class B Director (designated by the Class B Directors) shall jointly represent the Administratie Kantoor at each ordinary or extraordinary shareholders’ meeting of the Company. Such representatives of the Administratie Kantoor shall jointly vote at the ordinary or extraordinary shareholders’ meetings of the Company in accordance with the decisions of the AK Board. If any Ownership Matter (as defined in the Interbrew Shareholders’ Agreement), Key Operational Matter (as defined in the Interbrew Shareholders’ Agreement) or Other Operational Matter (as defined in the Interbrew Shareholders’ Agreement) shall be considered at any ordinary or extraordinary shareholders’ meeting of the Company, then the following rules shall apply:

(i) Ownership Matters. (a) If the AK Board takes action in accordance with Article 9.3 on the manner in which the AK should vote with respect to any Ownership Matter, it will instruct its representatives selected pursuant to Article 9.5 to vote the AK's shares accordingly. If the AK Board cannot take action in accordance with Article 9.3 on the manner in which the AK should vote with respect to any Ownership Matter because of a tie vote (a “Deadlock”), the AK shall instruct its representatives selected pursuant to Article 9.5 to vote the AK’s Shares against the approval of the Ownership Matter. After the occurrence of a Deadlock, the Holders shall endeavor to resolve the Deadlock for a period of 360 days (the “Cooling Off Period”) from the date of the shareholders’ meeting at which the Ownership Matter was presented for approval. Negotiations between the Holders shall organized under the supervision of the Chairman of the Board of the Company.

(b) If a Deadlock on an Ownership Matter has not been resolved during the Cooling Off Period in accordance with the immediately preceding paragraph, then, subject to paragraph (d) below, the Holder that wished to approve the Ownership Matter that resulted in the Deadlock (the “Proposing Holder”) may deliver to the other Holder (the “Dissenting Holder”) an offer (the “Buy/Sell Offer”) stating the price per Certificate (which must be payable entirely in cash or immediately available funds in accordance with paragraph (d) below and which shall be adjusted for any share dividend, split-up, subdivision or combination of Certificates occurring after the date of the Buy/Sell Offer and prior to the consummation of the sale and purchase of the applicable Certificates) at which the Proposing Holder is willing either to (i) sell all, but not less than all, the Certificates held by the Proposing Holder and its Permitted Transferees to the Dissenting Holder or (ii) purchase (or to cause a nominee or nominees designed by it to purchase) from the Dissenting Holder and its Permitted Transferees all, but not less than all, the Certificates held by the Dissenting Holder and its Permitted Transferees. The Buy/Sell Offer shall be irrevocable for a period of 90 days and shall preempt the right of the Dissenting Holder to make such an offer. Any Buy/Sell Offer must be supported by a valuation report of an internationally recognized investment bank based on a multi-criteria valuation methodology customary in the industry.

(c) Within 60 days following receipt of the Buy/Sell Offer, the Dissenting Holder shall, by notice to the Proposing Holder, elect either to purchase (or to cause a nominee or nominees designated by the Dissenting Holder to purchase) all, but not less than all, the Certificates held by the Proposing Holder and its Permitted Transferees or to sell to the Proposing Holder (or to a nominee or nominees designated by the Proposing Holder) all, but not less than all, the Certificates held by the Dissenting Holder and its Permitted Transferees, in either case at the price set forth in the Buy/Sell Offer. In the event that the Dissenting Holder fails to make such election within such 60-day period, the Proposing Holder may then elect whether to buy all, but not less than all, the Certificates held by the Dissenting Holder and its Permitted Transferees or to sell all, but not less than all, the Certificates held by the Proposing Holder and its Permitted Transferees to the Dissenting Holder at the price set forth in the Buy/Sell Offer. Any election by a Dissenting Holder or Proposing Holder in accordance with this paragraph (c) shall be deemed to constitute “acceptance” of a Buy/Sell Offer. Once a Buy/Sell Offer is accepted, the Holders shall consummate such purchase or sale of the applicable Certificates as promptly as practicable, but in no case later than the end of the 90-day period referred to in paragraph (b) above. If the Dissenting Holder has elected to purchase the Certificates held by the Proposing Holder and its Permitted Transferees, and fails to consummate such purchase for any reason within the period set forth in the preceding sentence, the Proposing Holder shall have the right to purchase all, but not less than all, the Certificates held by the Dissenting Holder and its Permitted Transferees at the price stipulated in the Buy/Sell Offer as soon as reasonably practicable. In connection with any sale and purchase pursuant to a Buy/Sell Offer, the selling Holder and its Permitted Transferees shall execute and deliver appropriate instruments and other documents conveying good and valid title to the applicable Certificates, free and clear of any Liens.

(d) The purchase price for the Certificates purchased pursuant to a Buy/Sell Offer shall be paid 20% at the closing, with the balance payable in four equal annual installments of 20% each on the first four anniversaries of the date of the closing. The unpaid portion of the purchase price shall bear interest at a rate per annum equal to one-month LIBOR plus 1% from the date of the closing until the date of payment.

(e) Notwithstanding the foregoing, (i) no Holder shall be entitled to deliver a Buy/Sell Offer prior to the sixth anniversary of the date of this Agreement and (ii) a Holder that is in default in any material respect in the performance or observance of the terms and conditions of this Agreement shall not be entitled to deliver a Buy/Sell Offer at any time.

(ii) Key Operational Matters and Other Operational Matters. If the AK Board takes action in accordance with Article 9.3 on the manner in which the AK should vote with respect to any Key Operational Matter or Other Operational Matters, it will instruct its representatives selected pursuant to Article 9.5 to vote the AK's shares accordingly. If the AK Board is Deadlocked on the manner in which the AK should vote with respect to any Key Operational Matter or Other Operational Matters, then the Class A Directors or the Class B Directors shall have an alternating casting vote, with the first such casting vote being cast by the Class [ ] Directors1; provided, however, that notwithstanding the foregoing, if any Holder shall default in any material respect in the performance or observance of the terms and conditions of these Conditions of Administration, the directors appointed by the nondefaulting Holder shall have the exclusive right to cast the casting vote for a period of one (1) year after the date of the default.

______________________________________
1 EPS and BRC should flip a coin prior to signing to determine whether the first casting vote will be cast by the A directors or the B directors.

9.6 The AK Board members may attend all ordinary or extraordinary shareholders’ meetings of the Company. An AK Board member may request a meeting of the AK Board at any time during any such shareholders’ meeting or any board of directors’ meeting in order to deliberate on:

- any point debated during such meeting which was not specifically listed on the agenda mentioned in the convocation letter in respect of such meeting or which was only referred to under “miscellaneous”, without any further specification;

- any point of interpretation relating to the vote of the AK Board referred to in Article 9.5 (i) or (ii); or

- the scope of the authority granted to the representatives selected pursuant to Article 9.5.

In such event, the attendance rules described in Article 9.3 shall not apply. However, any decision shall require the approval of at least two Class A Directors and two Class B Directors.

Article 10 –Holders’ Assembly

The Holders’ Assembly shall meet each time the AK Board deems it appropriate as well as in the cases provided for by these Conditions of Administration and the By-laws. The affirmative vote of Holders representing 85% of all issued and outstanding Certificates shall be required for any action to be taken at such Assembly.

Article 11 – Board of Directors of the Company

The AK Board shall exercise the voting rights attached to the certified Shares at the shareholders’ meetings of the Company in order to make sure that the board of directors of the Company shall be composed of not less than twelve (12) nor more than fourteen (14) directors. Of the members of the Company’s board of directors proposed by the AK, four (4) directors shall be nominated exclusively by the Class A Holders’ Assembly, four (4) directors shall be nominated exclusively by the Class B Holders’ Assembly, and four (4) up to six (6) independent directors shall be nominated by the AK Board. An AK Board Member may also serve as a member of the Company’s board of directors.

Article 12 – Chairman of the Board of Directors of the Company

The Chairman of the Board of Directors of the Company shall be an independent director and shall not have a casting vote in the event of a tie.

Article 13 – Compliance with the Conditions of Administration and the By-laws

The AK Board may at any time conduct a timely investigation in order to verify that the By-Laws and these Conditions of Administration have been complied with. The AK Board must undertake such investigation if one of its members so requests. To this end, the Holders undertake to provide the AK Board with any information or document upon request within the time period reasonably imposed by the AK Board.

Article 14 – Costs; Audit

14.1 Without prejudice to Article 14.2, all the costs of the Administratie Kantoor relating to its operations, including the audits referred to in Article 14.3, are deducted from the income in respect of the Certificates prior to any distribution to the Holders or shall be funded, if necessary, by the Class A Holders and Class B Holders on a pro rata basis.

14.2 All expenses and taxes belonging to a Holder or an AK Board Member shall be for the account of such Holder or AK Board Member. Such expenses and taxes include, without limitation, the costs associated with a Transfer of Certificates and any expenses and taxes associated with the contribution of Shares to the AK except to the extent otherwise agreed in the Contribution and Subscription Agreement.

14.3 The financial statements and accounts of the AK shall be audited on an annual basis by internationally recognized independent public accountants.

Article 15 – Amendments

15.1 These Conditions of Administration shall take effect as of the Closing Date and shall remain in effect for so long as the AK remains in existence, unless amended in accordance with Article 15.3.

15.2 The provisions of the By-laws and of these Conditions of Administration can only be amended by the supermajority approval of 85% of the AK Board members, so long as all of the AK Board members are present or represented at such meeting. The attendance rules described under Article 9.3 are inapplicable to any such meeting. The Holders’ Assembly is not authorized to modify the By-Laws or these Conditions of Administration.

15.3 Any amendment to these Conditions of Administration duly adopted by the AK Board in accordance with Article 15.2 shall be evidenced by an amendment document which shall be attached to these Conditions of Administration and form an integral part hereof, and references to these Conditions of Administration shall be deemed to refer to these Conditions of Administration as so amended. The AK Board shall Notify the Holders of any amendment as soon as practicable in accordance with the Notification procedures specified herein. Such Notification need not provide the actual amendment document or the actual text thereof but shall provide a reasonable synopsis or description thereof. The Holders may obtain a copy of the amendment document upon request. Each Holder shall be deemed to have constructive knowledge of any amendment in respect of which a Notification was duly sent to such Holder in accordance with the Notification procedures specified herein.

Article 16 – Dissolution and liquidation of the Administratie Kantoor

16.1 The Administratie Kantoor shall automatically be dissolved as a matter of law when it ceases to hold any Shares or when the Interbrew Shareholders’ Agreement is actually terminated for any reason whatsoever.

16.2 In cases other than an automatic dissolution pursuant to Article 16.1, the dissolution of the Administratie Kantoor can only be authorized by the Holders’Assembly upon proposal of the AK Board. The Assembly shall not deliberate unless those Holders in attendance represent at least 85% of all issued and outstanding Certificates.

16.3 In order to effect a dissolution pursuant to Article 16.2, the Class A Directors shall designate one liquidator and the Class B Directors shall designate one liquidator. The two liquidators must possess professional qualifications commensurate with the responsibilities inherent in such appointment and must be independent from the Holders and the Administratie Kantoor, and shall abide by any professional secrecy rules or other applicable law. The liquidators shall act together and diligently proceed to effect such liquidation and shall distribute all certified Shares to the Holders thereof that have yet to be distributed to such Holders, after payment of reasonable expenses incurred by such liquidators or the AK in connection with such liquidation. The liquidators shall ensure sure that all Certificates are exchanged for Shares as promptly as practicable.

Article 17 – Communications

17.1 All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by fax or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or fax, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), as follows:

If to the AK,

Stichting Administratie Kantoor Interbrew

548, Herengracht, 1017, CG Amsterdam, the Netherlands

Attention: The Board

With a copy at the following address:

Postbus 548, 3000, AM Rotterdam, the Netherlands

If to EPS,

EPS CSA

398 Route d’Esch, L-1471 Luxemburg

Attention: The Board

If to BRC,

BRC SA

73, Côte d’Eich, L-1450, Luxembourg

Attention : Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles

17.2 The failure to provide any communication to a Holder whose identity or whose domicile is unknown, and who has not notified the AK Board of his address, shall in no way violate the procedures for Notification and communication set forth in these Conditions of Administration and, more generally, shall not affect the rights and obligations deriving from these Conditions of Administration.

Article 18 – Miscellaneous

18.1 If any provision of these Conditions of Administration (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by an arbitrator or a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances. In such case the parties shall negotiate in good faith in order to replace such term or provision by another term or provision with a similar legal and economic effect, to the extent permitted by applicable law. Also, should any new legal or regulatory provision, or any case-laws development render this Agreement invalid, illegal or unenforceable in any respect, the parties shall negotiate in good faith in order to replace such term or provision by another term or provision with a similar legal and economic effect, to the extent permitted by applicable law.

18.2 The Holders and the AK Board members may inform without restriction Third Parties of the existence of the Administratie Kantoor.

No Holder or AK Board member may disclose to Third Parties the content of these Conditions of Administration except as follows:

(i) if such disclosure is made to advisors bound by rules of professional secrecy within the meaning of Article 458 of the Belgian Criminal Code, or by a similar confidentiality obligation in accordance with any foreign law, as well as to any other person who signs a confidentiality agreement, or (if such Holder is not an individual) to such Holder’s officers, directors, employees, representatives and advisors provided each such Person agrees to be bound by the provisions of this Article;

(ii) if such disclosure is made to ensure the protection of such Holder’s or AK Board member’s rights in the framework of a judicial or an arbitration procedure; or

(iii) if such disclosure is required by applicable law.

The Holders and the AK Board members shall not divulge to Third Parties the identity of any Holder and the number of Certificates held by such Holder, without the prior approval of such Holder, except as otherwise provided by these Conditions of Administration or if required by applicable law or in connection with a judicial or an arbitration procedure.

18.3 In case of any conflict between these Conditions of Administration and the By-laws, the provisions of the By-Laws shall prevail. In the case of any conflict between these Conditions of Administration or the By-laws and the Interbrew Shareholders Agreement, the Interbrew Shareholders’ Agreement shall prevail.

Article 19 – Applicable Law

These Conditions of Administration are subject to Belgian law, except for any matter which is compulsorily subject to a foreign law.

Article 20 – Arbitration

All disputes arising out of or in connection with these Conditions of Administration shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The number of arbitrators shall be three, one appointed by the plaintiff party or parties, one by the respondent party or parties and a chairman appointed jointly by the first two arbitrators. In the event that, in multiple party proceedings, the plaintiff parties or the respondent parties are not able to reach consensus on the appointment of their arbitrator, such (and only such) arbitrator shall be appointed by the International Chamber of Commerce (Article 10, paragraph 2 of the ICC Rules, Edition 1998). Any party to the dispute submitted to arbitration in connection with these Conditions of Administration may assert a counterclaim or cross-claim against any other party to the dispute based on any breach of these Conditions of Administration. Any party to the dispute shall have access to all documents filed by any other party. The parties agree that the ICC Court of Arbitration shall fix separate advances on costs in respect of each claim, counterclaim or cross-claim. The parties agree that if a dispute raises issues which are the same as or substantially connected with issues raised in a related dispute arising in connection with these Conditions of Administration, the CSA or any other Operative Document (as defined in the CSA), such dispute and such related dispute shall be finally settled by the first appointed arbitral tribunal, provided a joinder of proceedings is requested by at least one party to any of the disputes. The place of arbitration shall be Paris, France. The language of the arbitration shall be English. The arbitrators will have no authority to award punitive damages or any other damages not measured by the prevailing party’s actual damages, and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this contract. Any party may make an application to the arbitrators seeking injunctive relief to maintain the status quo until such time as the arbitration award is rendered or the controversy is otherwise resolved. Any party may apply to any court having jurisdiction hereof to seek injunctive relief in order to maintain the status quo until such time as the arbitration award is rendered or the controversy is otherwise resolved.

AMENDMENT BY – LAWS STICHTING INTERBREW

ARTICLE 1: NAME - REGISTERED OFFICE - DURATION - DEFINITIONS

1.	The foundation is called “Stichting Interbrew” (the “Administratie Kantoor” or the “AK”).

2.	The AK has its registered office in the Netherlands, in Amsterdam and is constituted for an indefinite period of time.

3.	For purposes of these by-laws (the “By-Laws”), the following terms shall have the following meanings:

  AmBev: means Companhia de Bebidas das Américas – AmBev, a corporation duly incorporated and validly existing under the laws of the Federative Republic of Brazil, with head offices at Rua Dr Renato Paes de Barros 1017, 4th Floor, 04530-001São (SP), enrolled in the taxpayers’ registry under number 02.808.708/0001-07:

  Board: means the board of directors of the AK;

  BRC: means BRC SA, a company (société anonyme) duly incorporated and validly existing under the laws of Luxemburg, having its registered office at 73, Côte d’Eich, L-1450, Luxembourg;

  Certificate: means any Class A Certificate or Class B Certificate;

  Class A Certificate: means a Certificate issued by the AK to EPS or any Permitted Successor or Permitted Transferee of EPS in respect of a Share directly or indirectly owned by EPS or such Permitted Successor or Permitted Transferee.

  Class B Certificate: means a Certificate issued by the AK to BRC or any Permitted Successor or Permitted Transferee of BRC in respect of a Share directly or indirectly owned by BRC or such Permitted Successor or Permitted Transferee;

  Class A Director: means any director of the AK appointed by the Class A Holders’ Assembly;

  Class B Director: means any director of the AK appointed by the Class B Holders’ Assembly;

  Class A Holders: means persons holding Class A Certificates in accordance with the By-laws and the Conditions of Administration;

  Class B Holders: means persons holding Class B Certificates in accordance with the By-laws and the Conditions of Administration;

  Class A Holders’ Assembly: means a general meeting of the Class A Holders held in accordance with the By-Laws or the Conditions of Administration;

  Class B Holders’ Assembly: means a general meeting of the Class B Holders held in accordance with the By-Laws or the Conditions of Administration;

  Closing Date: has the meaning given to that term in the Contribution and Subscription Agreement.

  Company: means Interbrew, a corporation (société anonyme/naamloze vennootschap) duly incorporated and validly existing under the laws of Belgium, having its registered office located at 1 Grand Place, 1000 Brussels;

  Conditions of Administration: means the Conditions of Administration of the AK, as defined in Article 2 of the By-Laws;

  Contribution and Subscription Agreement: means the Contribution and Subscription Agreement, dated as of March 2, 2004, by and among the Company, the AK, EPS, S-Braco Participações SA and the other parties thereto, as amended.

  EPS: means Eugénie Patri Sébastien SCA or EPS SCA, a corporation (société en commandite par actions) duly incorporated and validly existing under the laws of Luxembourg law, having its registered office at 398 Route d’Esch, L-1471 Luxemburg;

  “Founder”: means, on the one hand, each of the founders of the Company, being the descendants of Roger de Spoelberch, Olivier de Spoelberch, Guillaume de Spoelberch, Geneviève de Pret Roose de Calesberg, Gustave de Mevius, Elisabeth de Haas Teichen, Marthe van der Straten Ponthoz and Albert Van Damme and, on the other hand, each of the controlling shareholders of AmBev, being Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles.

  “Founder’s Affiliate”: means any legal or natural person affiliated to a Founder.

  Holders: means persons holding A or B Certificates in accordance with the By-laws and the Conditions of Administration;

  Holders’ Assembly: means the general meeting of the Class A Holders and the Class B Holders held in accordance with the By-laws or the Conditions of Administration;

  Interbrew Shareholders’ Agreement: means the Shareholders’ Agreement, dated as of March 2, 2004, by and among BRC, EPS, Rayvax and the AK, as amended.

  “Permitted Successor”: means, with respect to EPS, any successor as referred to in Section 2.01.(a) of the Interbrew Shareholders’ Agreement and, with respect to BRC, any successor as referred to in Section 2.02.(a) of the Interbrew Shareholders’ Agreement.

  “Permitted Transferee”: means any Founders’ Affiliate; provided, that the voting or economic interests held directly or indirectly in any such Founders’ Affiliate by Persons who are not Founders or Founders’ Affiliates shall not exceed 24.99%.

  Share: means a share of capital stock of the Company.

ARTICLE 2: OBJECTS AND MEANS

1.

The principal objective of the AK is to provide a means by which the Class A Holders and the Class B Holders, who collectively directly or indirectly own a majority of the issued and outstanding Shares, may jointly and equally exercise control over the business and affairs of the Company in their capacity as indirect shareholders of the Company.

2.

In order to enable it to fulfill its purpose, the AK shall receive Shares in exchange for Certificates issued by the AK. The AK provides for the safeguarding, administration and management of these Shares for the account of the Holders and at their risk, and exercises all rights pertaining thereto; it ensures that the dividends and other income derived from the Shares are received and subsequently paid to the Holders; it protects the interests of the Holders in any circumstance that may so require; it carries out, in the broadest sense of the term, the execution of transactions that are related to and promote the aforementioned objectives, except for any transactions that may involve a business risk. The AK is not authorized to sell or in any other manner alienate the Shares it receives and against which it issues Certificates, nor is it authorized to pledge them or to use them as collateral in any manner whatsoever, unless provided otherwise in the Conditions of Administration.

3.

The AK shall draft a notarised deed detailing the conditions pursuant to which the Shares shall be certified and the Certificates shall be issued as well as the other rules relating to the AK that are not specifically addressed in the By-Laws (the “Conditions of Administration”).

ARTICLE 3: ADMINISTRATION - BOARD

1.

The AK is managed by a Board consisting of eight members. Such eight (8) members shall consist of four (4) directors appointed by the Class A Holders’ Assembly and four (4) directors appointed by the Class B. Holders’ Assembly.

2.	The Board is entrusted with the management of the AK.

ARTICLE 4: BOARD MEMBERS

Each Board member shall be appointed for a three-year time period and can be reappointed after this three-year time period, unless otherwise foreseen in the Conditions of Administration. Each Board member shall serve until his or her death, disability, resignation or removal by the Holders’ Assembly that appointed him or her, or until the expiry of his/her mandate. If a vacancy occurs because of the death, disability, resignation or removal of a director, the Holders’ Assembly that appointed the director shall appoint a successor Board member.

ARTICLE 5: SECRETARY

The Board shall appoint a secretary who is not a Board member.

ARTICLE 6: REPRESENTATION

1.

The AK may be represented vis-à-vis the Holders and third parties by two (2) Board members acting together, it being understood that one (1) of such representatives will be a Class A Director and one (1) of such representatives will be a Class B Director; One Class A Director (appointed by the Class A Directors) and one Class B Director (appointed by the Class B Directors) shall jointly represent the AK at each ordinary or extraordinary shareholders’ meeting of the Company and such representatives of the AK shall jointly vote at the shareholders’ meetings of the Company in accordance with the decisions of the AK Board.

2.

The Board can also grant a written power of attorney to one or more of its members or to one or more third party in order to represent the AK provided, that if such power of attorney relates to any matter requiring supermajority approval as indicated in the Conditions of Administration, the granting of such power of attorney shall likewise require such supermajority approval.

ARTICLE 7: BOARD MEETINGS – DECISIONAL PROCESS

1.

The Board shall meet before every general and extraordinary shareholders’ meeting of the Company, upon the request of any Board member or under any other circumstances provided for in the Conditions of Administration. Except as otherwise provided in the By-laws or the Conditions of Administration, the presence in person or by proxy of at least seven (7) Board members shall be necessary to constitute a quorum for the transaction of business; pass valid resolutions, provided, however, that in the event any meeting of the Board shall fail to achieve a quorum due in any case, to the absence of directors appointed by the Holders’ Assembly of a certain class, the quorum requirement shall not apply to the second meeting and valid resolutions may be passed at such second meeting by the directors then present. Any adjournment of a meeting of the Board shall be held no sooner than 48 hours after the time set for the related meeting or the previous adjournment. At the Board meetings convened before and with respect to the shareholders’ meetings of the Company, the Board (i) will designate two directors (one to be designated by the Class A Directors and one to be designated by the Class B Directors) who shall jointly represent the AK at each such ordinary or extraordinary shareholders’ meeting of the Company, and (ii) determine the manner in which the Shares owned by the AK will be voted. Such representatives of the AK shall jointly vote at the shareholders’ meetings of the Company in accordance with the decisions of the AK Board.

2.

The Board meetings are convened by the secretary and are held at the place mentioned in the notice of call of the meeting in the Netherlands or abroad, in the manner and further to any conditions provided for in the Conditions of Administration.

3.

The notices of call of the meetings and any adjournments thereof shall be in writing and shall mention the points of the agenda which shall be handled during the meeting. Such notices shall be sent at least seven (7) days before the day of the meeting. In case of emergency, this time period can be shortened to 48 hours. In any case, any decision taken by the Board at a meeting will be valid if all Board members are present or represented even if such meeting was not convened in accordance with the notice procedure described above.

Each Board member has the right to cast one vote. The affirmative vote of the majority of the directors present at a meeting, including at least two Class A Directors and two Class B Directors, shall be required for any resolution of the Board, with due observance of the quorum requirements specified above and with due observance of any supermajority approval required by the Conditions of Administration and any other requirements provided for in the Conditions of Administration, including with respect to Ownership Matters and Key Operational Matters (as such terms are defined in the Interbrew Shareholders’ Agreement).

4.	Any resolution required or permitted to be taken by the Board may be taken without a meeting if all members of the Board consent thereto in writing.

5.

Any or all of the directors may participate in a meeting of the Board by means of telephone, videoconference or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by such means shall constitute presence in person at such meeting.

6.

Board meetings shall be chaired by a director appointed either by the Class A Directors or the Class B Directors present at such meeting. Such appointment right shall alternate between the Class A Directors and the Class B Directors on a meeting-to-meeting basis, with the Class [ ] Directors having the right to chair the first Board meeting1. The chairman of the Board or of any meeting shall not have a casting vote in case of a tie.

______________
1 BRC and EPS should flip a coin prior to signing to determine which class shall chair the first Board meeting.

7.

The discussions during the meetings shall be recorded in the minutes to be drafted by the secretary or by any other person appointed by the Chairman of the meeting, in English, or in any other language approved by the Board. The minutes shall be prepared by the secretary for signature by the chairman of the meeting, plus one director of the other class. The signed minutes shall be maintained in the minute book.

8.

A member can issue a written power of attorney to another member of the Board in order to be represented at a Board meeting. The representative cannot vote on any matters other than those specifically within the scope of such power of attorney.

9.

Except for the resolutions which are taken by written consent in accordance with paragraph 4 above, all votes shall be oral, unless otherwise decided by the chairman of the meeting and provided that no other member of the Board challenges such oral vote. Blank votes and void votes are deemed not cast.

ARTICLE 8: CERTIFICATES

1.	The holder of each Share certified by the AK shall receive a registered Certificate, in accordance with the provisions of the Conditions of Administration. No bearer certificates shall be issued.

2.	The Board shall maintain a register of Certificates in accordance with the Conditions of Administration.

3.

The Holders of Certificates must make sure that their name and address are notified to the Board, so that they can be included in the register of Certificates. Any Holder whose name and address are not recorded in the register of Certificates will not be entitled to exercise its rights with respect to its Certificates.

4.

If any Certificate belongs to several persons who hold such Certificate as joint tenants or tenants in common, the holders of such interests must be represented by one person vis-à-vis the AK in accordance with the Conditions of Administration.

5.	Each Certificate, whether of class A or B, shall have equal rights with due observance to the above.

ARTICLE 9: DISTRIBUTIONS

The AK shall receive all dividends and other financial proceeds in respect of the Shares it has certified. Within ten days after such receipt, it shall transfer the dividends or such other proceeds to the Holders after deduction of costs for which reimbursement is due to the AK pursuant to the Conditions of Administration.

The manner in which the AK exercises any other rights pertaining to the Shares it has certified shall be determined in accordance with the Conditions of Administration.

ARTICLE 10: PRESCRIPTION

The right to dividends and other income in respect of the Shares due to the Holders shall terminate after a period of ten years has elapsed from the date that payment of a dividend or other income has been made.

ARTICLE 11: TRANSFER OF CERTIFICATES

The transfer of a Certificate has to be effected in accordance with the relevant provisions of the Conditions of Administration.

ARTICLE 12: EXCHANGE OF CERTIFICATES

Unless otherwise provided in the By-Laws or in the Conditions of Administration, the Certificates cannot be exchanged.

ARTICLE 13: FISCAL YEAR

The fiscal year of the AK starts on 1 January each year and ends on 31 December of such year.

ARTICLE 14: FINANCIAL CONTROL, ANNUAL ACCOUNTS AND RESPONSIBILITY

1.

The Board shall prepare, or cause to be prepared, financial statements relating to each fiscal year no later than 30 June of the year that follows the relevant fiscal year to which such statements relate. Such accounts shall be submitted to the Holders’ Assembly within three months of such preparation.

2.

The Board shall cause such financial statements to be audited annually by internationally recognized independent public accountants. Such auditor will have access to the accounting books and records of the AK. Such auditor will communicate the results of his observations to the Board in a written report.

3.

In connection with the submission of the financial statements to the Holders’ Assembly, a resolution shall be presented to the Holders’ Assembly to release the Board members from any liability in respect of their service in such capacity during the relevant fiscal year.

ARTICLE 15: HOLDERS' ASSEMBLY

1.	The Board will convene a Holders’ Assembly whenever it deems appropriate or as may be provided for in the Conditions of Administration.

2.	Notice of the meeting shall be addressed to the Holders by registered letter at least 8 days before the meeting. Such notice shall contain the agenda for the meeting.

3.	Any decision taken by the Holders’ Assembly will be valid if all Holders are present or represented even if such meeting was not convened in accordance with the notice procedures described above.

4.	The Board shall designate a person to chair the Holders’ Assembly.

5.

All Holders having a voting right in accordance with the Conditions of Administration shall have access to the meeting. Any Holder may grant a written power of attorney to any other Holder in order to be represented at a meeting.

6.

Each Certificate carries one vote. Resolutions will be adopted by a supermajority approval of 85% of all issued and outstanding Certificates unless otherwise provided for in the By-Laws or the Conditions of Administration.

ARTICLE 16: CONVOCATION BY THE HOLDERS

Holders which represent at least 20% of all issued and outstanding Certificates may require the Board of the AK to convene a Holders’ Assembly. This request must be addressed in writing and must indicate the agenda of the meeting. The meeting must be convened within 14 days after receipt of such request. Should this obligation not be complied with, the requesting Holders may themselves convene a meeting and in such case the Holders present shall designate a chairman.

ARTICLE 17: MISCELLANEOUS

1.

The Board is exclusively competent to modify the By-laws and the Conditions of Administration of the AK in accordance with the Conditions of Administration. A modification of the By-laws must be notarised, notwithstanding the provisions of Article 6.2, each member of the Board is entitled to make sure that the decision of any Board meeting is duly notarised. The Holders’ Assembly is not authorised to modify the By-laws or the Conditions of Administration.

2.

The AK shall automatically be dissolved as a matter of law when it ceases to hold any Shares and shall be automatically dissolved upon termination of the Interbrew Shareholders’ Agreement. In cases other than an automatic dissolution pursuant to the previous sentence, the dissolution of the AK can only be resolved by the Holders’ Assembly upon proposal of the Board. The Holders’ Assembly shall not deliberate unless those Holders in attendance represent at least 85% of all issued and outstanding Certificates. In order to effect such a dissolution, the Class A Directors shall designate one liquidator and the Class B Directors shall designate one liquidator. The two liquidators must possess professional qualifications commensurate with the responsibilities inherent in such appointment and must be independent from the Holders and the AK, and shall abide by any professional secrecy rules or other applicable law. The liquidators shall act together and diligently proceed to effect such liquidation and shall distribute all certified Shares to the Holders thereof that have yet to be distributed to such Holders, after payment of reasonable expenses incurred by such liquidators or the AK in connection with such liquidation. The liquidators shall ensure that all Certificates are exchanged for Shares as promptly as practicable.

3.

The AK will continue to exist, and the provisions of the By-Laws shall remain in effect, until the liquidation has been completed and will be represented by the liquidators for the duration of the liquidation.

4.	These By-laws shall take effect as of the Closing Date and shall remain in effect for so long as the AK remains in existence, unless amended in accordance with Article 17.1.

ARTICLE 18: UNEXPECTED SITUATIONS

The Board shall seek to resolve any problem that may arise in applying or interpreting the By-Laws. In the event of a difference of interpretation among the members of the Board or among the Holders, the English wording of the By-Laws shall be binding upon them, to the extent possible, whereas for third parties, including any person or entity appealed to in order to resolve the dispute, the official Dutch wording of the bylaws shall prevail.

The Board shall also determine the rules to be applied in all cases not governed by the By-Laws or the Conditions of Administration.

To:

Jorge Paulo Lemann
Carlos Alberto da Veiga Sicupira
Marcel Herrmann Telles
March 2, 2004

Dear Friends,

We hereby confirm that 100% of the outstanding certificates presently issued by the Stichting Interbrew have always been and still are owned or controlled by family members who are descendants of the Belgian Founders of Interbrew SA (as defined in the Shareholders Agreement to be signed today).

This situation will remain as such until Closing (as defined in the Shareholders Agreement) for at least 252 million certificates unless otherwise provided or permitted pursuant to such Shareholders Agreement.

Yours sincerely,

/s/ Philippe de Spoelberch Philippe de Spoelberch

/s/ Frédéric de Mevius Frédéric de Mevius

/s/ Alexandre Van Damme Alexandre Van Damme

/s/ Arnoud de Pret Roose de Calesberg Arnoud de Pret Roose de Calesberg

/s/ Charles Adriaenssen Charles Adriaenssen

INTERBREW

Public Limited Liability Company

Grand'Place 1

1000 Brussels

VAT number BE 417.497.106)

Register of legal persons Brussels , number 0417497106

CONSOLIDATED ARTICLES

as of […]

This English version of the Articles of association of Interbrew S.A./N.V. is a free translation of the French and Dutch versions of the Articles of association. The French and Dutch versions are the official versions of the latter. This version is intended for information purposes only and has no legal value.

consolidated ARTICLES

as of […]

HISTORY

The company was incorporated with the name "BEMES" by deed executed by and before notary Pierre Braas in Liège on the second of August nineteen hundred and seventy-seven, published in the Schedules to the Belgian State Gazette on the twentieth of August nineteen hundred and seventy-seven under number 3385-1.

The Articles were altered :

- by deed executed by and before notary PIERRE BRAAS on the thirtieth of September nineteen hundred and seventy-seven, published in the Schedules to the Belgian State Gazette on the twenty-seventh of October nineteen hundred and seventy-seven under number 3875-5;

- by deed executed by and before notary ANDRÉ van der VORST in Ixelles on the twenty-eighth of February nineteen hundred and eighty-six, published in the Schedules to the Belgian State Gazette on the twenty-ninth of March nineteen hundred and eighty-six under number 860329-336;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the thirtieth of June nineteen hundred and eighty-seven, followed by a deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the fourteenth of July nineteen hundred and eighty-seven, published together in the Schedules to the Belgian State Gazette on the twelfth of August nineteen hundred and eighty-seven under number 870812-102;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the first of September nineteen hundred and eighty-seven, published in the Schedules to the Belgian State Gazette on the eighth of October nineteen hundred and eighty-seven under number 871008-59, followed by a deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the twenty-eighth of September nineteen hundred and eighty-seven, published in the Schedules to the Belgian State Gazette on the twenty-fourth of October nineteen hundred and eighty-seven under number 871024-281;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the thirtieth of October nineteen hundred and eighty-seven, published in the Schedules to the Belgian State Gazette on the twenty-seventh of November nineteen hundred and eighty-seven under number 871127-89, followed by a deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the twenty-third of November nineteen hundred and eighty-seven, published in the Schedules to the Belgian State Gazette on the twenty-third of December nineteen hundred and eighty-seven under number 871223-246;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the twenty-first of December nineteen hundred and eighty-seven, followed by a deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the sixth of January nineteen hundred and eighty-eight, published in the Schedules to the Belgian State Gazette on the second of February nineteen hundred and eighty-eight under number 880202-379;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the twenty-third of February nineteen hundred and ninety, followed by a deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the sixteenth of March nineteen hundred and ninety, published in the Schedules to the Belgian State Gazette on the nineteenth of April nineteen hundred and ninety under number 900419-369;

- by resolution of the Board of Directors of the twenty-fifth of February nineteen hundred and ninety-one, published in the Schedules to the Belgian State Gazette on the thirteenth of April nineteen hundred and ninety-one under number 910413-104, the registered office was transferred to its present address;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the fourth of March nineteen hundred and ninety-two, followed by a deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the twentieth of March nineteen hundred and ninety-two, published in the Schedules to the Belgian State Gazette on the eighteenth of April nineteen hundred and ninety-two under number 920408-146;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the eighteenth of November nineteen hundred and ninety-three, published in the Schedules to the Belgian State Gazette on the seventeenth of December nineteen hundred and ninety-three under number 931217-110;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the twentieth of April nineteen hundred and ninety-four, published in the Schedules to the Belgian State Gazette on the seventeenth of May nineteen hundred and ninety-four under number 940517-122; followed by a deed executed by and before notary JEAN-PIERRE ROOMAN in Leuven substituting for notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the fourth of July nineteen hundred and ninety-seven, as indicated hereinafter;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the twenty-seventh of April nineteen hundred and ninety-five, published in the Schedules to the Belgian State Gazette on the twentieth of May nineteen hundred and ninety-five under number 950520-427;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the twentieth of May nineteen hundred and ninety-six, published in the Schedules to the Belgian State Gazette on the fifteenth of June nineteen hundred and ninety-six under number 960615-313;

- by deed executed by and before notary JEAN-PIERRE ROOMAN substituting for notary DAVID HOLLANDERS de OUDERAEN in Leuven on the fourth of July nineteen hundred and ninety-seven, published in the Schedules to the Belgian State Gazette on the ninth of August nineteen hundred and ninety-seven under number 970809-167;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the twenty-eighth of October nineteen hundred and ninety-seven, published in the Schedules to the Belgian State Gazette on the twenty-second of November nineteen hundred and ninety-seven under number 971122-37;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the twenty-second of December nineteen hundred and ninety-seven, published in the Schedules to the Belgian State Gazette on the fourteenth of January nineteen hundred and ninety-eight under number 980114-205;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the twenty-fourth of February nineteen hundred and ninety-eight, published in the Schedules to the Belgian State Gazette on the twenty-first of March nineteen hundred and ninety-eight under number 980321-29;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the twenty-ninth of May nineteen hundred and ninety-eight, published in the Schedules to the Belgian State Gazette on the thirtieth of June nineteen hundred and ninety-eight under number 980630-76;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the thirty-first of August nineteen hundred and ninety-eight, published in the Schedules to the Belgian State Gazette on the twenty-second of September nineteen hundred and ninety-eight under number 980922-261;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the twenty-fourth of November nineteen hundred and ninety-eight, published in the Schedules to the Belgian State Gazette on the twenty-second of December nineteen hundred and ninety-eight under number 981222-146;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the first of March nineteen hundred and ninety-nine, published in the Schedules to the Belgian State Gazette on the nineteenth of March nineteen hundred and ninety-nine under number 990319-406;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the twenty-seventh of May nineteen hundred and ninety-nine, published in the Schedules to the Belgian State Gazette on the twenty-second of June nineteen hundred and ninety-nine under number 990622-181;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the fourth of June nineteen hundred and ninety-nine, published in the Schedules to the Belgian State Gazette on the second of July nineteen hundred and ninety-nine, under number 990702-273;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the twenty-fourth of June nineteen hundred and ninety-nine, published in the Schedules to the Belgian State Gazette on the twenty-eighth of July nineteen hundred and ninety-nine under number 990728-473;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the twenty-ninth of June nineteen hundred and ninety-nine, published in the Schedules to the Belgian State Gazette on the twenty-eighth of July nineteen hundred and ninety-nine under number 990728-471;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the thirtieth of September nineteen hundred and ninety-nine, published in the Schedules to the Belgian State Gazette on the twenty-third of October nineteen hundred and ninety-nine under number 991023-148;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the thirtieth of May two thousand, published in the Schedules to the Belgian State Gazette on the twenty-seventh of June two thousand under number 20000627-260;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the sixth of July two thousand, published in the Schedules to the Belgian State Gazette on the first of August two thousand under number 20000801-403;

- by a second deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the sixth of July two thousand, published in the Schedules to the Belgian State Gazette on the first of August two thousand under number 20000801-406;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the thirteenth of September two thousand, published in the Schedules to the Belgian State Gazette on the fifth of October two thousand under number 20001005-233;

- by deed executed by and before notary ERIC SPRUYT in Brussels on the seventeenth of October two thousand, published in the Schedules to the Belgian State Gazette on the twenty-fifth of October two thousand under number 20001025-520;

- by deed executed by and before notary BENEDIKT VAN DER VORST in Brussels on the thirty-first of October two thousand, published in the Schedules to the Belgian State Gazette on the fifteenth of November two thousand under number 20001115-429;

- by deed executed by and before notary ERIC SPRUYT in Brussels on the sixth of November two thousand, published in the Schedules to the Belgian State Gazette on the fifth of December two thousand under number 20001205-271;

- by deed executed by and before notary ERIC SPRUYT in Brussels on the fifth of December two thousand, published in the Schedules to the Belgian State Gazette on the fourth of January two thousand and one under number 20010104-482;

- by deed executed by and before notary ERIC SPRUYT in Brussels on the twelfth of December two thousand, published in the Schedules to the Belgian State Gazette on the fourth of January two thousand and one under number 20010104-578;

- by deed executed by and before notary ERIC SPRUYT in Brussels on the twenty-second of December two thousand, published in the Schedules to the Belgian State Gazette on the twenty-first of February two thousand and one under number 20010221-183;

- by deed executed by and before notary Eric SPRUYT in Brussels on fifteenth January two thousand and one, published in the Schedules to the Belgian State Gazette on the twenty-second of February under number 20010222-345;

- by deed executed by and before notary Eric SPRUYT in Brussels on the third of April two thousand and one, published in the Schedules to the Belgian State Gazette on the fifteenth of May under number 20010515-119;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-fourth of April two thousand and one, published in the Schedules to the Belgian State Gazette on the thirtieth of May under number 20010530-453;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-six of April two thousand and one, published in the Schedules to the Belgian State Gazette on the thirtieth of May two under number 20010530-451;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-third of May two thousand and one, published in the Schedules to the Belgian State Gazette on the twenty-ninth of June under number 20010629-277;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-eight of June two thousand and one, published in the Schedules to the Belgian State Gazette on the twenty-first of July under number 20010721-1214;

- by deed executed by and before notary Eric SPRUYT in Brussels on the thirtieth of July two thousand and one, published in the Schedules to the Belgian State Gazette on the twenty-ninth of August under number 20010829-610;

- by deed executed by and before notary Eric SPRUYT in Brussels on the thirtieth of August two thousand and one, published in the Schedules to the Belgian State Gazette on the eighth of November two thousand and one under number 20011108-172;

- by deed executed by and before notary Carl OCKERMAN in Brussels on the twenty-eighth of September two thousand and one, published in the Schedules to the Belgian State Gazette on the fourteenth of November two thousand and one under number 20011114-297;

- by deed executed by and before notary Eric SPRUYT in Brussels on the thirtieth of October two thousand and one, published in the Schedules to the Belgian State Gazette on the nineteenth of December two thousand and one under number 20011219-550;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-ninth of November two thousand and one published in the Schedules to the Belgian State Gazette on the seventh of February two thousand and two under number 20020207-509, recording the realisation of a capital increase decided within the framework of the authorised capital;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-ninth of November two thousand and one, published in the Schedules to the Belgian State Gazette on the seventh of February two thousand and two under number 20020207-507, recording the realisation of a capital increase further to the exercise of subscription rights;

- by deed executed by and before notary Eric SPRUYT in Brussels on the nineteenth of December thousand and one, published in the Schedules to the Belgian State Gazette on the seventh of February two thousand and two under number 20020207-502, recording the realisation of the a capital increase decided within the framework of the authorised capital;

- by deed executed by and before notary Eric SPRUYT in Brussels on the nineteenth of December two thousand and one, published in the Schedules to the Belgian State Gazette on the seventh of February two thousand and two under number 20020207-099, recording the realisation of the a capital increase further to the exercise of subscription rights;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-seventh of March two thousand and two, published in the Schedules to the Belgian State Gazette on the ninth of May two thousand and two under number 20020509-095, recording the realisation of the a capital increase further to the exercise of subscription rights;

- by deed executed by and before notary Eric SPRUYT in Brussels on the thirtieth of April two thousand and two, filed for publication in the Schedules to the Belgian State Gazette;

- by deed executed by and before notary Eric SPRUYT in Brussels on the thirteenth of June two thousand and two, filed for publication in the Schedules to the Belgian State Gazette;

- by deed executed by and before notary Eric SPRUYT in Brussels on the second of July two thousand and two, published in the Schedules to the Belgian State Gazette on the ninth of August two thousand and two under number 20020908-58;

- by deed executed by and before notary Eric SPRUYT in Brussels on the first of October two thousand and two, published in the Schedules to the Belgian State Gazette on the fourth of December two thousand and two under number 02145202;

- by deed executed by and before notary Eric SPRUYT in Brussels on the sixth of November two thousand and two, published in the Schedules to the Belgian State Gazette on the eleventh of December two thousand and two under number 02147799;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-eighth of November two thousand and two, published in the Schedules to the Belgian State Gazette on the third of January two thousand and three under number 03001176;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-ninth of April two thousand and three, published in the Schedules to the Belgian State Gazette on the third of June two thousand and three under number 03061386;

- by deed executed by and before notary Eric SPRUYT in Brussels on the sixth of June two thousand and three, published in the Schedules to the Belgian State Gazette on the twenty-eighth of July two thousand and three under number 81604;

- by deed executed by and before notary Benedikt VAN DER VORST in Brussels on the twenty-ninth of October two thousand and three, filed for publication in the Schedules to the Belgian State Gazette.

articles of incorporation

CHAPTER I. - Nature of the Company

ARTICLE 1. - NAME

The company is a public limited liability company with the name "INTERBREW".

The company is classed as a company which makes or has made a public offer of its securities.

ARTICLE 2. - REGISTERED OFFICE

The registered office is situated at 1 Grand'Place, 1000 Brussels .

The Board of Directors may by resolution transfer the registered office to any other town or municipality within Belgium .

The company may by resolution of the Board of Directors establish seats of administration or exploitation, branch offices, offices and agencies both within and outside Belgium .

ARTICLE 3. - DURATION

The Company is incorporated in perpetuity.

It may be wound up by resolution of the Shareholders' Meeting passed in the conditions and forms required for an alteration of the Articles.

ARTICLE 4. - CORPORATE PURPOSE

The corporate purpose for which the company is incorporated is:

a) to produce and deal in all kinds of beers, drinks, foodstuffs and ancillary products, fabricate, process and deal in all by-products and accessories, of whatsoever origin or form, of its industry and trade, and to design, construct or produce part or all of the facilities for the manufacture of the aforementioned products;

b) to purchase, construct, convert, sell, let, sublet, lease, license and exploit in any form whatsoever all real property and real property rights and all businesses, goodwill, movable property and movable property rights connected with the business of the Company;

c) to acquire and manage investments shares and interests in companies or undertakings having objects similar or related to, or likely to promote the attainment of, any of the foregoing objects, and in financing companies; to finance such companies or undertakings by means of loans, guarantees or in any other manner whatsoever; to take part in the management of the aforesaid companies through membership of the Board of Directors or the like governing body;

___________
1 In French and Dutch, respectively, société anonyme ("S.A.")" / "naamloze vennootschap ("N.V.")

d) to carry out all administrative, technical, commercial and financial work, studies and research for the account of undertakings in which it holds an interest or on behalf of third parties.

It may, within the limits of its corporate purpose, engage in all civil, commercial, financial and industrial operations and transactions connected with its corporate purpose either within or outside Belgium .

It may take interests by way of asset contribution, merger, subscription, equity investment, financial support or otherwise in all companies, undertakings or associations having a corporate purpose similar or related to or likely to promote the furtherance of its corporate purpose.

CHAPTER II. - SHARE CAPITAL

ARTICLE 5. - CAPITAL - NATURE OF SHARES

The issued, paid-up capital of the company amounts to euro three hundred and thirty-two million seven hundred and fifty-three thousand eight hundred and seventy-six and fourteen eurocents ( 332,753,876.14 €).

It is represented by four hundred and thirty-one million eight hundred and seven thousand seven hundred and eighty-two (431,807,782) fully paid-up shares without par value, each share representing one four hundred and thirty-one million eight hundred and seven thousand seven hundred and eighty-second (1/431,807,782 nd ) part of the capital.

The shares are bearer shares.

Security holders may elect to have shares or other bearer securities issued by the company converted into registered shares or securities, and vice versa, at their own expense. A holder of single securities may, at its own expense, have its securities exchanged by the company for one or more collective bearer security (securities) representing multiple securities having consecutive serial numbers. Conversely, a holder of collective securities representing multiple shares may, at its own expense, have such securities exchanged for single securities.

Securities may, by ordinary resolution of the Board of Directors, be split into smaller securities, a sufficient number of which will, even in the absence of consecutive serial numbers, confer all the rights of an entire security.

ARTICLE 5 BIS . - SHARES SUBSCRIBED AS A RESULT OF THE EXERCISE OF SUBSCRIPTION RIGHTS

By derogation from Article 5 of these Articles, the shares resulting from the exercise of any subscription rights issued by the Board of Directors within the framework of the authorised capital in favour of, principally, employees or directors of the company or of its subsidiaries, will be registered. Such shares may however be converted into bearer shares upon request of their holder.

ARTICLE 5 TER. - DISCLOSURE OF SIGNIFICANT SHAREHOLDINGS

Any natural person or legal entity which acquires or holds securities, whether or not representing share capital, must notify the Board of Directors of the company and the Banking and Finance Commission of the number of securities it holds directly, indirectly or by acting jointly with one or several other persons, when the proportion of voting rights held by it on these securities reaches or exceeds 3% of the whole amount of voting rights outstanding at the time of the occurrence of the event giving rise to notification.

Any additional acquisition or disposal which occurs under the same conditions as covered by the previous indent must also be notified to the Board of Directors of the Company and to the Banking and Finance Commission when, as a consequence of such transaction, the proportion of voting rights linked to the securities reaches a quota of five per cent, ten per cent, fifteen per cent, twenty per cent and so on in five-point increments, of the total of the voting rights existing at the time of realisation of the transaction giving rise to the notification, or when it falls below one of the above-mentioned thresholds or below the first threshold of three per cent mentioned in indent 1.

The declarations relating to the acquisition or disposal of securities made in accordance with the provisions of this Article must be directed to the Banking and Finance Commission and, by registered letter, to the Board of Directors of the company, within two working days following the acquisition or the disposal giving rise to it. Securities acquired by inheritance are only required to be declared thirty days after acceptance by the heir, where applicable, under reservation for inventory.

The company will take all necessary steps to make public any declaration received, by bill posting and by posting information on the list of the stock exchange concerned, at the latest on the first working day following receipt of the declaration.

Without prejudice to the preceding provisions, this Article shall be governed by the terms and conditions of the Law of 2 March 1989 on the disclosure of significant shareholdings in listed companies and the regulation of public takeover bids, as well as by its implementing Royal Decree of 10 May 1989, and Articles 514 to 516, 534 and 545 of the Companies Code.

ARTICLE 6. - AUTHORISED CAPITAL

The Board of Directors may increase the capital of the company on one or several occasions to bring it to a maximum amount of euro ([ ? ]€). It may use this authorisation in the event of an issue of securities as provided for in Article 8.

The Board of Directors cannot, during any given five-year period for which such an authorisation is granted, use the authorised capital for issuing, in one or several times, a number of shares, and/or warrants giving right to a number of shares, in excess of 3% of the shares outstanding at the beginning of such period.

The increase(s) of capital decided under the present authorisation may be effected:

- either by contribution in cash or in kind, including as the case may be an issue premium not available for distribution, the amount of which shall be fixed by the Board of Directors, and by creation of new shares conferring such rights as the Board of Directors shall determine, or

- by capitalisation of reserves, including those not available for distribution, or an issue premium, with or without the creation of new shares.

Such authorisation is conferred on the Board of Directors for a period of five (5) years as from the date of publication of the alteration to the Articles resolved by the Extraordinary Shareholders' Meeting of the [ ?] of April two thousand and four. It can be renewed, once or several times, in accordance with applicable statutory rules.

In the event of a capital increase decided by the Board of Directors pursuant to the authorised capital, it shall allocate the issue premiums, if any, to an account not available for distribution which shall afford the same third-party guarantees as the share capital of the company and may, subject to its capitalisation by the Board of Directors as hereinbefore provided, be reduced or cancelled only by resolution of a Shareholders' Meeting passed in the conditions and forms prescribed by Article 612 of the Companies Code.

The Board of Directors is expressly authorised, in case of public take-over bids on securities of the company, to increase the capital, under the conditions set out in Article 607 of the Companies Code. This power is granted for a period of three (3) years as from the [ ? ] of April two thousand and four. If the Board of Directors decides upon an increase of authorised capital pursuant to this authorisation, this increase will be deducted from the remaining part of the authorised capital specified in the first indent.

ARTICLE 7. - INCREASE OF CAPITAL - PREFERENTIAL SUBSCRIPTION RIGHT

In case of an increase of capital, the new shares which are to be subscribed in cash shall first be offered to the existing shareholders in proportion to that share of the capital represented by their shares.

The time within which the preferential subscription right may be exercised shall be fixed by the Shareholders' Meeting, or by the Board of Directors as the case may be, but shall not be less than fifteen (15) days from the date on which the subscription was opened.

The preferential subscription right shall be negotiable during the subscription period to the extent to which the shares may be transferred.

The Board of Directors may decide that preferential subscription rights which were not or were only partly exercised by any shareholders shall accrue proportionally to the other shareholders who have already exercised their subscription rights, and shall fix the practical terms for such subscription. The Board of Directors may also conclude, upon such terms as it shall determine, all agreements intended to secure the subscription of part or all of the new shares to be issued.

The Shareholders' Meeting acting in accordance with Article 596 of the Companies Code and in the interests of the company, may restrict or cancel the preferential subscription right.

In case of a capital increase pursuant to the authorised capital, the Board of Directors may likewise, in the interests of the company and subject to compliance with Article 603, third indent, and Article 596 of the Companies Code, restrict or cancel the preferential subscription right, including such right in favour of one or more specific persons other than employees of the company or one of its subsidiaries.

ARTICLE 8. - BONDS, SUBSCRIPTION RIGHTS AND OTHER SECURITIES GIVING RIGHT TO SHARES

The company may issue mortgage bonds or other bonds by resolution of the Board of Directors and on such conditions as it shall determine.

The Shareholders' Meeting, or the Board of Directors acting within the framework of the authorised capital, may decide to issue convertible bonds, bonds repayable into shares, subscription rights or any other financial instrument giving right to shares.

The Shareholders' Meeting or the Board of Directors acting within the framework of the authorised capital, may in the interests of the company restrict or cancel shareholders' preferential subscription rights in accordance with Articles 596 and 603, indents 2 and 3, of the Companies Code.

The holders of bonds or subscription rights have the right to attend the Shareholders' Meetings, but only in a consultative capacity.

ARTICLE 9. - PAYMENTS

The Board of Directors may make calls upon the shareholders in such amounts and at such times as it shall fix in respect of any moneys to be paid on the shares issued further to a capital increase.

Any shareholder who, after fifteen days as from notice given by registered letter, remains in default of payment, shall pay the company interest at the statutory rate plus two per cent as from the payability date.

Where such failure is not remedied within one month of a second notice, the Board of Directors may declare the shareholder's rights forfeit and cause the shares to be sold without prejudice to the right to claim from it any remainder outstanding plus such damages as may apply.

The Board of Directors may authorise shareholders to pay in anticipation the moneys uncalled on their shares on such terms as it shall fix.

In French and Dutch, respectively, société anonyme ("S.A.")" / " naa mloze vennootschap ("N.V.")

ARTICLE 10. - ACQUISITION BY THE COMPANY OF ITS OWN SHARES

The company may, without any prior authorisation by the Shareholders' Meeting, in accordance with Articles 620 ff. of the Companies Code and within the limits set out in this provision, acquire, on or outside the stock exchange, its own shares for a price which will not be more than twenty percent (20%) below the lowest closing price in the last twenty (20) days preceding the transaction and not more than twenty percent (20%) above the highest closing price in the last twenty (20) days preceding the transaction. This power covers the acquisition on or outside the stock exchange by a direct subsidiary within the meaning and the limits set out by Article 627, indent 1 of the Companies Code. If the acquisition is made by the company outside the stock exchange, even from a subsidiary, the company shall, as the case may be, make an offer on the same terms and conditions to all the shareholders, in accordance with Article 620, § 1, 5° of the Compani es Code.

The above authorisation is only valid for an 18-month period starting as from the twenty-ninth of April two thousand and three.

The company may, without any authorisation of the Shareholders' Meeting and without any limit as to time, in accordance with Article 622, § 2, first indent of the Companies Code divest itself of its own shares on the stock exchange. This power covers the divestment on the stock exchange of shares of the company by one of its direct subsidiaries.

The company may, without any authorisation of the Shareholders' Meeting and without any limit as to time, in accordance with Article 622, § 2, first indent of the Companies Code divest itself of its own shares outside the stock exchange at a price determined by the Board of Directors. This power covers the divestment outside a stock exchange of shares of the company by one of its direct subsidiaries, at a price determined by the Board of Directors of the latter.

By resolution of the Extraordinary Shareholders' Meeting of the thirtieth of April two thousand and two, the Board of Directors was authorised - subject to compliance with the provisions of Articles 620 ff. of the Companies Code - to purchase the company's own shares for the company's account where such acquisition is necessary to avoid serious and imminent harm to the company. Such authority is valid for three (3) years as from the date on which the aforesaid resolution was published.

ARTICLE 11. - INDIVISIBILITY OF SECURITIES

All securities shall be held in undivided ownership vis-à-vis the company.

Without prejudice to Article 26 of the Articles, relating to representation at the Shareholders' Meeting, the company may suspend all rights attaching to securities until such time as one individual shall have been appointed holder thereof vis à vis the company.

ARTICLE 12. - SUCCESSORS IN TITLE

The rights and obligations attaching to a share follow that share regardless of whom it is transferred to.

Neither the heirs nor the creditors of a shareholder may, on any grounds whatsoever, require the division or sale by auction of the company's assets, nor interfere in any way whatsoever with the administration of the company.

They shall, in exercising their rights, abide by the annual accounts and decisions of the Shareholders' Meeting.

ARTICLE 12 BIS . - CERTIFICATION OF THE SECURITIES OF THE COMPANY

The Board of Directors may resolve that the company will give assistance to a third party for the issuing by the latter of certificates, under the conditions set out by law, in order to represent securities issued by the company. It may resolve that the company will pay all or part of the charges of such certification and of the setting up and operating charges of the issuer of the certificates, insofar as such payment is in the interests of the company.

A certificate holder or issuer or any third party of any kind may only invoke the assistance of the company in their issuing if the company has confirmed this assistance in writing to the issuer. The holders of such certificates may only exercise rights towards the company that are granted to them by law if the form of the bearer certificates as well as the evidence of ownership of the registered certificates have previously been approved in writing by the company.

An issuer of certificates, whether or not issued with the assistance of the company, intending to participate in a Shareholders' Meeting and exercise the voting rights linked to the certified securities shall comply with the particular notice formalities described in Article 25.

A holder of certificates issued with the assistance of the company, intending, as authorised by the law, to attend a Shareholders' Meeting in a consultative capacity, shall comply with the particular notification and notice formalities described in Article 25.

Chapter III. - Administration - Audit - Management

ARTICLE 13. - COMPOSITION OF THE BOARD OF DIRECTORS

The company shall be managed by a Board of between three (3) and fourteen (14) directors, whether natural persons or bodies corporate, which may but need not be shareholders, appointed by the Shareholders' Meeting, and dismissible by it at any time.

Whenever a body corporate is appointed as a director, it must specifically appoint an individual as its permanent representative, chosen from among its shareholders, managers, directors or employees, and who will carry out the office of director in the name and on behalf of such body corporate. The body corporate may not revoke its permanent representative without simultaneously appointing a successor. The appointment and termination of the office of the permanent representative are governed by the same disclosure rules as if he / she were exercising the office on his / her own behalf. The term of office of the directors shall be three (3) years, unless the Shareholders' Meeting fixes a shorter term.

The directors shall be eligible for re-election.

The term of office of a retiring director who has not been re-elected shall terminate immediately after the closing of the Annual Shareholders' Meeting.

ARTICLE 14. - CASUAL VACANCIES

The remaining directors convened as a Board may make appointments to fill one or several casual vacancy (vacancies) arising on the Board until the next Shareholders' Meeting, which shall proceed to the firm appointment.

ARTICLE 15. - CHAIRMAN OF THE BOARD

The Board of Directors shall elect one of its members to be chairman, and may elect one or more vice-chairman (chairmen).

The Shareholders' Meeting may, upon proposal of the Board of Directors, confer honorary status on former chairmen, vice-chairmen or directors. The Board may then invite them to attend its meetings in an advisory capacity.

ARTICLE 16. - MEETINGS

The Board shall meet when convened by and under the chairmanship of its chairman or, in case of impediment, a director appointed by his fellow directors, as frequently as the interests of the company shall require.

A Board meeting must be called upon the request of not less than two (2) directors.

Convening notices may validly be made in writing, or sent by electronic mail, provided that no notice (other than the resolution) need be given as to regularly scheduled meetings.

Special meetings of the board may be called and held at any time upon the call of either the chairman of the Board or at least two members of the entire Board, by notice to each director at least three business days before the meeting. Reasonable efforts shall be made to ensure that each director actually receives timely notice of such special meeting. An annual meeting of the Board shall be held without notice immediately following the annual general meeting of the Company.

Meetings shall be convened at the registered office or at the place indicated in the notice convening the meeting.

Any or all directors may participate in a meeting of any board by means of telephone, videoconference or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by such means shall constitute presence in person at such meeting.

Where duly justified by emergency and by the corporate interest of the company, decisions of the Board of Directors may be adopted, without any physical meeting, by the unanimous consent of the directors expressed in writing. Such procedure may not be followed for the adoption of the annual accounts or the use of the authorised capital.

ARTICLE 17. - DELIBERATIONS

Except in cases of force majeure , and, namely, war, civil disturbance and disaster, in which case the quorum for the Board of Directors shall be three (3) directors present or represented and in which case the Board of Directors may validly deliberate only with respect to actions required to be taken to protect the interests of the Company in connection with the circumstances of force majeure , the Board of Directors may validly deliberate only if the majority of the directors are present or represented.

Any director may grant a proxy to another director in order to be represented at a specific meeting. Such proxies must be recorded in a proxy form bearing the director's signature (which may be a digital signature as defined in Article 1322, paragraph 2 of the Civil Code) and must be notified to the board by letter, fax, email, or any other means specified in Article 2281 of the Civil Code.

However, no director may hold a proxy for more than one (1) director. A director so represented shall be deemed to be present in person.

The decisions of the Board shall be taken by a majority of the votes cast, discounting abstentions.

In case of an equality of votes, the chairman of the meeting shall not have a casting vote.

ARTICLE 18. - MINUTES

The decisions of the Board of Directors shall be recorded in minutes, kept at the registered office of the company, and signed by the majority of members present at the meeting.

Copies of the minutes under private deed, to be produced in court or in any other place, may validly be signed by two (2) directors. Extracts from the minutes under private deed to be produced in court or in any other place, may validly be signed by one (1) person to whom the day-to-day management of the company has been delegated.

Copies or extracts of these minutes that must be produced in court or elsewhere are signed by one (1) director.

ARTICLE 19. - POWERS OF THE DIRECTORS

The Board of Directors shall have the powers to do all that is necessary or useful to achieve the corporate purpose of the company, with the exception of those powers reserved to the Shareholders' Meeting by law or these Articles.

Irrespective of the Board's general powers of representation as a collegial body, the company shall be validly represented in legal proceedings, and in instruments including those involving the officiation of a public civil servant or a ministerial officer, by two (2) directors acting jointly.

ARTICLE 20. - MANAGEMENT COMMITTEE - DELEGATED POWERS

The Board of Directors may appoint a Management Committee from amongst or outside its members.

It shall fix the powers and procedures thereof and set the remuneration of its members which shall be charged to overheads.

The Board of Directors may confer the powers of day-to-day management of the company, together with the power to represent the company for such day-to-day management, upon one or more persons who may but need not be directors.

The Board of Directors, the Management Committee, and the persons with the powers of day-to-day management within the limits of those management powers, may likewise grant special and specific authority to one or more persons of their choice.

Agents granted special authority may appoint one or more substitutes to exercise their powers.

Agents granted special authority and their substitutes may represent the company in instruments including those involving the officiation of a public civil servant or officer. The production of a copy of the decision of the Board of Directors or the authority conferred by one or more persons with the powers of day-to-day management, by the Management Committee or agents holding special authority shall constitute sufficient proof of their powers.

ARTICLE 21. - AUDIT

The financial position, annual accounts and compliance with the law and these Articles or transactions required to be disclosed in the annual accounts shall be audited by one or more statutory auditors, who may be natural or legal persons, appointed by the Shareholders' Meeting.

The statutory auditors shall hold office for renewable periods of three (3) years.

The appointment of retiring auditors which have not been re-appointed shall terminate immediately after the closing of the Annual Shareholders' Meeting.

ARTICLE 22. - REMUNERATION - EMOLUMENTS

The Shareholders' Meeting may grant the directors' emoluments, which shall be chargeable to overheads.

The statutory auditor(s) shall be remunerated by a fixed fee determined by the Shareholders' Meeting at the beginning of his (their) mandate and which may be changed only by agreement between the parties.

CHAPTER IV - SHAREHOLDERS' MEETINGS

ARTICLE 23. - POWERS

A duly constituted Shareholders' Meeting represents all the shareholders.

It has the powers conferred on it by law and these Articles.

The following matters shall be of the exclusive jurisdiction of the Shareholders' Meeting, and shall be adopted by the following majorities:

(a) by a positive vote of 75% of the shares attending or represented at the meeting, whatever the number of shares attending or represented:

•  any decision to ask for the delisting of the securities of the Company from any stock market;

•  any repurchase (buy-back) of outstanding shares, options, warrants or rights to acquire shares in the Company, for the purpose of distributing them to its employees, outside the ordinary course of business (it being understood that share buy-back programs of a size and scope customary in the market for companies of similar sizes and entered into in connection with stock option plans shall be considered to be in the ordinary course of business);

•  any acquisition or disposal of tangible assets by the Company for an amount higher than the value of 1/3 of the Company's consolidated assets;

•  any modification of the Company's dividend payout policy;

(b) by a positive vote of more than 50% of the shares attending or represented at the meeting, whatever the number of shares attending or represented:

•  the approval of the name of the individual to whom the Board of Directors proposes to delegate authority for the day-to-day management of the company and appoint as Chief Executive Officer, and the ratification of a decision by the Board of Directors to dismiss such individual;

•  any modification of the Company's executive remuneration and incentive compensation policy;

•  the ratification of any transactions of the Company with affiliated or related parties;

•  modification of the Company's capital structure and the maximum level of net debt.

ARTICLE 24. - MEETINGS

The Annual Shareholders' Meeting, called "ordinary", shall be held, each year, at eleven (11) o'clock in the morning the last Tuesday of April, in one of the municipalities of the Brussels-Capital Region, in Leuven or in Liège, at the place designated by the convening notice. If such day is a legal public holiday, the meeting shall be held at the same hour on the following working day, Saturdays excepted.

The other Shareholders' Meetings shall be held on the day, at the hour and in the place designated by the convening notice. They may be held at locations other than the registered office.

The body convening a meeting shall designate the places where the bearer shares shall be deposited and blocked and where the certified statement of blocking of dematerialised shares is to be deposited.

The convocations made by the Board of Directors may validly be signed in its name by a person to whom the day-to-day management has been delegated.

ARTICLE 25. - ADMISSION TO SHAREHOLDERS' MEETINGS

a) Notice formalities

In order to have the right to participate in the meeting, holders of bearer shares shall be required to deposit and block their shares at the places indicated in the convening notices, at the latest on the third (3 rd ) working day before the day of the meeting.

Except where the body which convenes the meeting decides otherwise and so indicates in the notice convening the meeting:

- the physical deposit of the shares may be validly replaced by the deposit, at the places and within the times indicated, of a certificate established by a financial institution, Belgian or foreign, certifying the blocking of the shares until the Shareholders' Meeting date and indicating the serial numbers of such blocked shares;

- if the bearer shares to be deposited are held up in an account of fungible shares by the inter-professional organisation approved by the King in accordance with Royal Decree no. 62 of the tenth of November nineteen hundred and sixty-seven promoting the circulation of securities or by an affiliate of this organisation, their deposit and physical blocking may validly be replaced by the deposit, at the places and within the times indicated, of a certified statement of unavailability issued by this organisation or one of its affiliates.

For owners of dematerialised shares, the right to participate in the meeting is conditional upon the deposit, at the places indicated in the convening notice, at the latest on the third (3 rd ) working day prior to the day chosen for the meeting, of a certificate issued by a recognised registrar approved in accordance with Article 468 of the Companies Code or by the clearing organisation approved in accordance with the same Article, and certifying the unavailability of the shares until the date of the Shareholders' Meeting.

The designated depository shall give the depositor an acknowledgement of receipt, on presentation of which the owner of the bearer or dematerialised shares, or his proxy, is admitted to the place where the meeting is convened. For bearer shares, the acknowledgement of receipt shall indicate their serial number.

If the body which convenes the Meeting designates financial institutions abroad where deposits can be made, these institutions shall be authorised to appoint, in their respective countries, other financial institutions where bearer shares or the certified statement of unavailability of dematerialised shares may also be deposited, and to publish the list thereof.

To participate in the meeting, owners of registered shares are required to be recorded in the register of the registered shares of the company, at the latest on the third (3 rd ) working day before the day chosen for the meeting. The body which convenes the meeting may indicate in the convening notice that, in order to participate in the Meeting, the company must also have received, within the same time period, the written notification of the shareholder, expressing its intention to participate in the meeting, and indicating the number of shares in respect of which it intends to exercise the rights during the meeting.

An issuer of certificates relating to registered shares must advise this capacity to the company, which will record it in the register of such shares. An issuer which refrains from notifying this capacity to the company can only vote at a Shareholders' Meeting if the written advice indicating its intention to participate in that Shareholders' Meeting specifies its capacity of issuer.

An issuer of certificates linked to bearer shares or dematerialised shares must notify the company of its capacity of issuer before exercising any vote, at the latest at the time of the deposit of the shares with a view to participating in the Meeting during which it will exercise this right. In the absence of such notification, these shares cannot participate in voting.

Working days must be understood as meaning all the days of the week with the exception of Saturdays, Sundays and legal holidays.

b) Proxies and powers of attorney

Any shareholder with the right to vote may personally participate in the meeting or may give a proxy to another shareholder to represent it at a Shareholders' Meeting . The body which convenes the meeting may determine the form of written proxy to be given to the proxy holder. It can require that the signed proxies be deposited before the meeting at the places and within the time limits that it determines.

A natural or legal person holding shares, in a capacity of “trustee”, “nominee” or in any other fiduciary capacity on behalf of the employees of the company or its subsidiaries, of which the latter are the ultimate beneficiaries, must exercise the voting rights related to those shares in accordance with the instructions received from those beneficiaries. This person cannot exercise voting rights relating to shares for which it has not received any voting instruction on how to vote.

c) Formalities for admission

Prior to the meeting, the shareholders or their proxies are required to sign an attendance sheet, indicating their first name, last name, and place of residence or corporate denomination and registered office, as well as the number of shares in respect of which they are participating in the Meeting. Holders of bearer and dematerialised shares, as well as the proxy holders of shareholders, must deposit the acknowledgement of receipt issued by the depository designated in the convening notices. Representatives of legal entities must provide the documents evidencing their capacity as bodies or special proxy holders.

Moreover, the proxy holders of shareholders which have the form of a legal entity and those of shareholders who are natural persons must also provide the company with the original of the proxy evidencing their powers, unless the convening notice has required the previous filing thereof. The natural persons, shareholders, bodies or proxy holders who take part in the Shareholders' Meeting must be able to prove their identity.

d) Other securities

The holders of profit sharing certificates, non-voting shares, bonds, subscription rights or other securities issued by the company, as well as the holders of certificates issued with the assistance of the company and representing securities issued by the latter, may participate in the Shareholders' Meeting insofar as the law entitles them to do so, and, as the case may be, gives them the right to participate in voting. If they propose to participate, they are subject to the same formalities concerning notice and access, and forms and deposit of proxies, as those imposed on the shareholders.

ARTICLE 26. - COMPETING RIGHTS

Co-owners, as well as pledgors and pledgees, must be represented by a sole person. The bare owners will represent the usufructuaries unless otherwise provided in the deed establishing the usufruct or agreed upon. In the event of dispute between the bare owner and the usufructuary concerning the existence or scope of such agreement or provision, only the bare owner shall be admitted to participate in the Shareholders' Meeting and participate in voting.

ARTICLE 26 BIS . - VOTE BY CORRESPONDENCE

Any shareholder may vote by correspondence at any Shareholders' Meeting by means of a special form stating (i) the shareholder's name and address or registered office, (ii) the number of shares with which it is voting, and (iii) a statement for each item of the agenda as to how its vote shall be cast, or on which it shall abstain. For the calculation of the quorum, only forms received by the company at the address specified in the convening notice, at the latest on the third (3rd) working day before the meeting, will be taken into account.

The Board of Directors may organise a vote by correspondence in electronic form or by means of one or several Web sites. It shall specify the practical terms of this electronic vote, and will ensure that the system used may include the details set out in the first indent and will monitor compliance with the time limit for receipt set out therein.

Shareholders voting by correspondence ,as the case may be in electronic form, must comply with the formalities set out in item a) of Article 25.

ARTICLE 27. - CHAIRMANSHIP AND OFFICE

The Meeting shall be chaired by the Chairman of the Board of Directors, or, in case of absence or impediment, by a Vice-Chairman, or in the absence of all such, by a director previously appointed for this purpose by the Board of Directors, or, in the absence of such appointment, by the other directors present.

The Chairman of the meeting shall appoint the Secretary, who does not need to be a shareholder. If the number of participants so requires, he shall appoint two (2) Tellers from among the shareholders or their representatives. The Chairman, the Secretary and the Tellers together make up the Office.

The Chairman can appoint the Office prior to the opening of the meeting, and the latter, thus constituted, can proceed to the verification of the powers of the participants prior to this opening.

ARTICLE 28. - DELIBERATIONS

The Shareholders' Meeting may deliberate only the business on its agenda. No item of business moved by shareholders representing one-fifth of all shares shall be included on the agenda unless notified to the Board of Directors sufficiently far in advance to be included in the notices convening the meeting, and not later than thirty (30) days before the date of the Meeting.

For all matters, except where a statutory quorum is required and except where provided otherwise by these Articles, resolutions shall be passed by a majority of the votes cast plus one.

Each share gives entitlement to one (1) vote.

Without prejudice to what is specified below concerning voting in relation to appointments, voting shall be by show of hands unless, in view of the number of participants, the Chairman of the meeting thinks it preferable to vote by roll-call or by vote of named and signed bills.

Voting in relation to appointments to vacant posts shall be done separately for each post to which an appointment is to be made.

Voting is done by named and signed bills, unless the Meeting, at the request of one or more participants, and resolving with a quorum of the majority of votes expressed by the shares present and represented, decides to proceed by secret ballot. In that case, voting is done by means of unnamed bills, with multiple votes of different numbers given to each of the participants in proportion to the amount of the total amount of votes attributable to him.

The bills, named or unnamed, carry the name of the candidates for the vacant posts and the shareholder indicates the candidate for which he is voting. All the candidates are voted upon for the first vacancy. The candidate who receives one-half of the votes plus one shall obtain the first post. For the second post, the name of the first candidate to be elected is removed, and so on until all the vacancies have been decided upon. Where, in any election, no candidate receives an absolute majority of the votes, a run-off ballot shall be held between the two (2) candidates who received the highest number of votes. The candidate who receives the highest number of votes in this run-off ballot is elected. In case of an equality of votes in the run-off ballot, the candidate most senior by age shall be elected.

Shareholders' Meetings may be broadcast by way of live or recorded video conferences or audio conferences, in part or as a whole, via one or more Web sites as the case may be, from the place where the meeting is held to one or more remote places where some people, identified or not, are located. Physical persons who attend a Meeting agree by this very fact that their picture may be so transmitted.

ARTICLE 29. - MINUTES

The minutes of Shareholders' Meetings shall be signed by the Chairman of the Meeting, the Secretary, the Tellers and such shareholders or their proxies as wish to do so.

Copies of the minutes under private deed ,to be produced in court or in any other place, are signed by two (2) directors. Extracts of the minutes under private deed, to be produced in court or in any other place, may validly be signed by a person delegated to the day-to-day management of the company.

ARTICLE 30. - ADJOURNMENTS

Irrespective of the items on the agenda, the Board of Directors may adjourn any ordinary or other Shareholders' Meeting. It can use this right at any time, but only after the opening of the meeting. Its decision, which does not have to be justified, must be notified to the Shareholders' Meeting before the end of the meeting, and mentioned in the minutes.

Such adjournment cancels all decisions taken during the meeting.

The Shareholders' Meeting shall be convened again within three (3) weeks and with the same agenda. The formalities completed in order to attend the first meeting, including the deposit of the bearer shares and certified statement of dematerialised shares, the advice of presence of registered shareholders, and, as the case may be, the deposit of the proxies, shall remain valid for the second meeting. Additional deposits of bearer shares and certified statements of unavailability of dematerialised shares, as well as additional advice of presence of shareholders, will be admitted within the time limits.

CHAPTER V. - INVENTORY AND ANNUAL ACCOUNTS

ARTICLE 31. - ACCOUNTING RECORDS

The financial year shall begin on the first of January and end on the thirty-first of December each year.

At the end of each financial year, the Board of Directors shall draw up an inventory and the annual accounts of the company.

ARTICLE 32. - PROFIT ALLOCATION

No less than five per cent (5%) of the net profits of the company, after deduction of overheads and depreciation, shall be allocated each year to the legal reserve. Such allocation shall cease to be compulsory once the legal reserve has become equal to one tenth (1/10 th ) of the share capital.

The Shareholders' Meeting shall allocate the balance of the net profit on the recommendation of the Board of Directors.

ARTICLE 33. - PAYMENT OF DIVIDENDS

The annual dividends shall be paid at the dates and places appointed by the Board of Directors.

The Board of Directors may pay an interim dividend in accordance with the provisions of the Companies Code.

CHAPTER VI. - DISSOLUTION - WINDING UP

ARTICLE 34. - WINDING UP

If the company shall be dissolved, it shall be wound up in the manner decided by the Shareholders' Meeting, which shall appoint the liquidators.

The Shareholders' Meeting shall have the widest powers to determine the powers of the liquidators, fix their emoluments and grant them discharge, even while the liquidation is still pending.

ARTICLE 35. - DISTRIBUTION

After all liabilities have been cleared, the balance of the assets owned by the Company shall be distributed equally among all the shares.

CHAPTER VII. - MISCELLANEOUS PROVISIONS

ARTICLE 36. - ADDRESS FOR SERVICE

Any shareholder, bondholder, director, statutory auditor or liquidator of the company not residing in Belgium shall elect an official address in Belgium. Otherwise he shall be deemed to have elected the registered office of the company as his official address where all communications, notices, processes and documents may validly be sent to or served upon him.

ARTICLE 37. - CAPITAL HISTORY

The company was incorporated on the second of August nineteen hundred and seventy-seven with a share capital of BEF one million two hundred and fifty thousand (1,250,000) divided into two hundred and fifty (250) shares without par value, each representing one two hundred and fiftieth (1/250th) part of the share capital.

By resolution of the Extraordinary Shareholders' Meeting held on the thirtieth of September nineteen hundred and seventy-seven, the share capital of the company was increased to BEF two hundred and fifty million (250,000,000) divided into forty-eight thousand and six (48,006) shares without par value, each representing one forty-eight thousand and sixth (1/48,006th) part of the share capital.

By resolution of the Extraordinary Shareholders' Meeting held on the twenty-eighth of February nineteen hundred and eighty-six, the share capital of the company was increased to BEF one billion five hundred million (1,500,000,000) divided into four hundred and sixty thousand (460,000) shares without par value, each representing one four hundred and sixty thousandth (1/460,000th) part of the share capital.

By resolution of the Board of Directors meeting held on the first of September nineteen hundred and eighty-seven, the capital was increased by a contribution in kind within the framework of the authorised capital to BEF two billion six hundred and fifty-seven million sixty-seven thousand five hundred and forty-five (2,657,067,545) by the creation of three hundred and fifty-four thousand eight hundred and thirty-four (354,834) shares, without par value.

By resolution of the Board of Directors meeting held on the thirtieth of October nineteen hundred and eighty-seven, followed by a deed of record dated the twenty-third of November, the share capital was first increased by contributions in kind within the framework of the authorised capital to BEF two billion nine hundred and seven million sixty-five thousand four hundred and four (2,907,065,404) by the creation of seventy-six thousand six hundred and sixty-six (76,666) new shares, without par value, and thereafter, without further asset contributions or the creation of further new shares, increased by a transfer from the issue premium account to BEF ten billion (10,000,000,000).

By resolution of the Extraordinary Shareholders' Meeting held on the eighteenth of November nineteen hundred and ninety-three, the share capital was first reduced by BEF eight hundred and two million nineteen thousand and sixty-eight (802,019,068) by the purchase of seventy-one thousand five hundred (71,500) of the company's own shares for destruction immediately after purchase in accordance with Article 52 bis 4, 1, of the Consolidated Laws on Commercial Companies. The share capital was then increased forthwith by BEF eight hundred and two million nineteen thousand and sixty-eight (802,019,068) to restore it to BEF ten billion (10,000,000,000) by transfer from the fully paid tax capital as contained in the issue premium account without creation of new shares.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders' Meeting of the twentieth of April nineteen hundred and ninety-four:

- a deed of record of the fourth of July nineteen hundred and ninety-seven evidenced that the share capital had been increased by BEF four million three hundred and seventeen thousand and thirty (4,317,030) by the subscription of three hundred and fifty-four (354) new registered shares, paid in cash, such that the share capital then stood at ten billion four million three hundred and seventeen thousand and thirty (10,004,317,030), divided into eight hundred and four thousand one hundred and fifty-five (804,155) shares without par value.

- a deed of record of the twenty-second of December nineteen hundred and ninety-seven evidenced that the share capital had been increased by BEF three million eight hundred and ninety thousand two hundred and five (3,890,205) by the subscription of three hundred and nineteen (319) new registered shares, paid in cash, such that the capital then stood at BEF ten billion eight million two hundred and seven thousand two hundred and thirty-five (10,008,207,235), divided into eight hundred and four thousand four hundred and seventy-four (804,474) shares without par value.

- a deed of record of the twenty-fourth of February nineteen hundred and ninety-eight evidenced that the share capital had been increased by BEF one million nine hundred and two thousand four hundred and twenty (1,902,420) by the subscription of one hundred and fifty -six (156) new registered shares, paid in cash, such that the share capital then stood at BEF ten billion ten million one hundred and nine thousand six hundred and fifty-five (10,010,109,655), divided into eight hundred and four thousand six hundred and thirty (804,630) shares without par value.

- a deed of record of the twenty-ninth of May nineteen hundred and ninety-eight evidenced that the share capital had been increased by five million nine hundred and seventy-five thousand five hundred and fifty (5,975,550) by the subscription of four hundred and ninety (490) new registered shares, paid in cash, such that the share capital then stood at ten billion sixteen million eighty-five thousand two hundred and five (10,016,085,205), divided into eight hundred and five thousand one hundred and twenty (805,120) shares without par value.

- a deed of record of the thirty-first of August nineteen hundred and ninety-eight evidenced that the share capital had been increased by BEF two million six hundred and seventy thousand seven hundred and five (2,670,705) by the subscription of two hundred and nineteen (219) new registered shares, paid in cash, such that the share capital then stood at ten billion eighteen million seven hundred and fifty-five thousand nine hundred and BEF ten (10,018,755,910) , divided into eight hundred and five thousand three hundred and thirty-nine (805,339) shares without par value.

- a deed of record of the twenty-fourth of November nineteen hundred and ninety-eight evidenced that the share capital had been increased by BEF two million nine hundred and two thousand four hundred and ten (2,902,410) by the subscription of two hundred and thirty-eight (238) new registered shares, paid in cash, such that the share capital then stood at BEF ten billion twenty-one million six hundred and fifty-eight thousand three hundred and twenty (10,021,658,320), divided into eight hundred and five thousand five hundred and seventy-seven (805,577) shares without par value.

- a deed of record of the first of March nineteen hundred and ninety-nine evidenced that the share capital had been increased by BEF thirty-seven million two hundred and ninety-two thousand three hundred and ten (37,292,310) by the subscription of three thousand and fifty-eight (3,058) new registered shares, paid in cash, such that the share capital then stood at BEF ten billion fifty-eight million nine hundred and fifty thousand six hundred and thirty (10,058,950,630), divided into eight hundred and eight thousand six hundred and thirty-five (808,635) shares without par value.

- a deed of record of the twenty-seventh of May nineteen hundred and ninety-nine evidenced that the share capital had been increased by BEF seventy-two million one hundred and ninety-four thousand four hundred (72,194,400) by the subscription of five thousand nine hundred and twenty (5,920) new registered shares, paid in cash, such that the share capital then stood at BEF ten billion one hundred and thirty-one million one hundred and forty-five thousand and thirty (10,131,145,030), divided into eight hundred and fourteen thousand five hundred and fifty-five (814,555) shares without par value.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders' Meeting of the twentieth of May nineteen hundred and ninety-six:

- a deed of record of the fourth of June nineteen hundred and ninety-nine evidenced that the share capital had been increased by BEF eight hundred and ninety-five thousand six hundred and eighty (895,680) by the subscription of seventy-two (72) new registered shares, paid in cash, such that the share capital then stood at BEF ten billion one hundred and thirty-two million forty thousand seven hundred and ten (10,132,040,710), divided into eight hundred and fourteen thousand six hundred and twenty-seven (814,627) shares without par value.

The Extraordinary Shareholders' Meeting held on the twenty-fourth of June nineteen hundred and ninety-nine resolved to express the share capital in euro, to increase this capital by capitalisation of available reserves, without issue of new shares, and to divide each outstanding share into two hundred shares. Consequently, the Shareholders' Meeting determined that the capital had been increased to euro two hundred and fifty-one million one hundred and sixty-seven thousand (251,167,000) divided into one hundred and sixty-two million nine hundred and twenty-five thousand four hundred (162,925,400) shares without par value, fully paid, each representing one hundred and sixty-two million nine hundred and twenty-five thousand four hundredth (1/162,925,400th) part of the share capital.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders' Meeting of the twentieth of May nineteen hundred and ninety-six:

- a deed of record of the thirtieth of September nineteen hundred and ninety-nine evidenced that the share capital had been increased by euro nine hundred and seventy-seven thousand five hundred and ninety-two (977,592) by the subscription of six hundred and thirty-four thousand eight hundred (634,800) new registered shares, paid in cash, such that the share capital then stood at euro two hundred and fifty-two million one hundred and forty-four thousand five hundred and ninety-two (252,144,592), divided into one hundred and sixty-three million five hundred and sixty thousand two hundred (163,560,200) shares without par value.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders' Meeting of the twentieth of April nineteen hundred and ninety-six and a resolution of the Shareholders' Meeting of the twentieth of May nineteen hundred and ninety-six respectively:

- a deed of record of the thirtieth of May two thousand evidenced that the share capital had been increased by euro six hundred and forty-six thousand one hundred and eighty-four (646,184) by the subscription of four hundred and nineteen thousand six hundred (419,600) new registered shares, paid in cash, such that the share capital then stood at euro two hundred and fifty-two million seven hundred and ninety thousand seven hundred and seventy-six (252,790,776), divided into one hundred and sixty-three million nine hundred and seventy-nine thousand eight hundred (163,979,800) shares without par value.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders' Meeting of the twentieth of May nineteen hundred and ninety-six:

- a deed of record of the sixth of July two thousand evidenced that the share capital had been increased by euro thirty thousand eight hundred (30,800) by the subscription of twenty thousand (20,000) new registered shares, paid in cash, such that the capital then stood at euro two hundred and fifty-two million eight hundred and twenty-one thousand five hundred and seventy-six (252,821,576), divided into one hundred and sixty-three million nine hundred and ninety-nine thousand eight hundred (163,999,800) shares without par value.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders' Meeting of the twentieth of April nineteen hundred and ninety-four and a resolution of the Shareholders' Meeting of the twentieth of May nineteen hundred and ninety-six respectively:

- a deed of record of the thirteenth of September two thousand evidenced that the share capital had been increased by euro one million four hundred and fourteen thousand and twenty-eight (1,414,028) by the subscription of nine hundred and eighteen thousand two hundred (918,200) new registered shares without par value, paid in cash, such that the share capital then stood at euro two hundred and fifty-four million two hundred and thirty-five thousand six hundred and four (254,235,604), divided into one hundred and sixty-four million nine hundred and eighteen thousand (164,918,000) shares without par value.

The Extraordinary Shareholders' Meeting held on the thirty-first of October two thousand decided to split each of the one hundred and sixty-four million nine hundred and eighteen thousand (164,918,000) outstanding shares into two shares; as a consequence, the share capital, standing at euro two hundred and fifty-four million two hundred and thirty-five thousand six hundred and four (254,235,604), is now represented by three hundred and twenty-nine million eight hundred and thirty-six thousand (329,836,000) shares without par value.

A deed of record of the fifth of December two thousand evidenced that the share capital had been increased by euro sixty-seven million nine hundred and fourteen thousand (67,914,000) by the subscription of eighty-eight million two hundred thousand (88,200,000) new ordinary shares, paid in cash, such that the share capital then stood at euro three hundred and twenty-two million one hundred and forty-nine thousand six hundred and four (322,149,604), divided into four hundred and eighteen million thirty-six thousand (418,036,000) shares without par value.

A deed of record of the twelfth of December two thousand evidenced that the share capital had been increased by euro six million eight hundred and sixty-two thousand eight hundred and fifty-six (6,862,856) by the subscription of eight million nine hundred and twelve thousand eight hundred (8,912,800) new ordinary shares, paid in cash, such that the share capital then stood at euro three hundred and twenty-nine million twelve thousand four hundred and sixty (329,012,460), divided into four hundred and twenty-six million nine hundred and forty-eight thousand eight hundred (426,948,800) shares without par value.

A deed of record of the twenty-second of December two thousand evidenced that the share capital had been increased by euro three hundred and fifty million five hundred and eleven and seventy cents (350,511.7) by the subscription of four hundred and fifty-five thousand two hundred and ten (455,210) new ordinary shares, paid in cash, such that the share capital then stood at euro three hundred and twenty-nine million three hundred and sixty-two thousand nine hundred and seventy one and seventy cents (329,362,971.7), divided into four hundred and twenty seven million four hundred and four thousand and ten (427,404,010) shares without par value.

A deed of record of the fifteenth of January two thousand and one evidenced that the capital had been increased by euro four hundred and sixty seven and thirty-nine cents (467.39) by the subscription of six hundred and seven (607) new ordinary shares, paid in cash, such that the capital then stood at euro three hundred and twenty-nine million three hundred and sixty-three thousand four hundred and thirty-nine and nine cents (329,363,439.09), divided into four hundred and twenty-seven million four hundred and four thousand six hundred and seventeen (427,404,617) shares without par value.

A deed of record of the third of April two thousand and one evidenced that the share capital had been increased by euro two hundred and eighty-seven thousand three hundred sixty-four (287,364 €) by the subscription of three hundred seventy-three thousand two hundred (373,200) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and twenty-nine million six hundred and fifty thousand eight hundred and three and nine cents (329,650,803.09 €), divided into four hundred and twenty-seven million seven hundred seventy-seven thousand eight hundred and seventeen (427,777,817) shares without par value.

A deed of record of the twenty-sixth of April two thousand and one evidenced that the share capital had been increased by euro six hundred and eighty-four thousand three hundred seventy-six (684,376 €) by the subscription of eight hundred eighty-eight thousand eight hundred (888,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty million three hundred and thirty-five thousand hundred seventy-nine and nine cents (330,335,079.09 €), divided into four hundred and twenty-eight million six hundred sixty-six thousand six hundred and seventeen (428,666,617) shares without par value.

A deed of record of the twenty third of May two thousand and one evidenced that the share capital had been increased by euro three hundred and thirty-four thousand one hundred eighty (334,180 €) by the subscription of four hundred thirty-four thousand (434,000) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty million six hundred and sixty-nine thousand three hundred fifty-nine and nine cents (330,669,359.09 €), divided into four hundred and twenty-nine million one hundred thousand six hundred seventeen (429,100,617) shares without par value.

A deed of record of the twenty eight of June two thousand and one evidenced that the share capital had been increased by euro eighty-three thousand seven hundred and seventy-six (83,776 €) by the subscription of one hundred and eight thousand eight hundred (108,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty million seven hundred and fifty-three thousand one hundred thirty-five and nine cents (330,753,135.09 €), divided into four hundred and twenty-nine million two hundred and nine thousand four hundred seventeen (429,209,417) shares without par value.

A deed of record of the thirtieth of July two thousand and one evidenced that the share capital had been increased by euro fourteen thousand four hundred seventy-six (14,476 €) by the subscription of eighteen thousand eight hundred (18,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty million seven hundred and sixty-seven thousand six hundred and eleven and nine cents (330,767,611.09 €), divided into four hundred and twenty-nine million two hundred twenty-eight thousand and two hundred seventeen (429,228,217) shares without par value.

A deed of record of the thirtieth of August two thousand and one evidenced that the share capital had been increased by euro eleven thousand eighty-eight (11,088 €) by the subscription of fourteen thousand four hundred (14,400) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty million seven hundred and seventy-eight thousand six hundred ninety-nine and nine cents (330,778,699.09 €), divided into four hundred and twenty-nine million two hundred forty-two thousand and six hundred seventeen (429,242,617) shares without par value.

A deed of record of the twenty-eight of September two thousand and one evidenced that the share capital had been increased by euro three hundred and twenty-four thousand and sixteen (324,016€) by the subscription of four hundred twenty thousand eight hundred (420,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-one million one hundred and two thousand seven hundred fifteen and nine cents (331,102,715.09 €), divided into four hundred and twenty-nine million six hundred sixty-three thousand and four hundred seventeen (429,636,417) shares without par value.

A deed of record of the thirtieth of October two thousand and one evidenced that the share capital had been increased by euro two hundred eighty-seven thousand and fifty-six (287056 €) by the subscription of three hundred seventy-two eight hundred (372,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-one million three hundred eighty-nine thousand seven hundred seventy-one and nine cents (331,389,771.09 €), divided into four hundred thirty million thirty-six thousand two hundred seventeen (430,036,217) shares without par value.

A deed of record of the twenty-ninth of November two thousand and one evidenced that the share capital had been increased by euro fifty-eight thousand and sixty-nine and fifty-five cents (58,069.55 €) by the subscription of seventy-five thousand four hundred fifteen (75,415) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-one million four hundred forty-seven thousand eight hundred forty and sixty-four cents (331,447,840.64€), divided into four hundred thirty million one hundred and eleven thousand six hundred thirty-two (430,111,632) shares without par value.

A deed of record of the twenty-ninth of November two thousand and one evidenced that the share capital had been increased by euro three hundred forty thousand nine hundred fifty-six (340,956 €) by the subscription of four hundred forty two thousand eight hundred (442,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-one million seven hundred eighty-eight thousand seven hundred ninety-six and sixty-four cents (331,788,796.64€), divided into four hundred thirty million five hundred fifty-four thousand four hundred thirty-two (430,554,432) shares without par value.

A deed of record of the nineteenth of December two thousand and one evidenced that the share capital had been increased by euro one hundred thirty-eight thousand eight hundred fifty-four and ten cents (138,854.10 €) by the subscription of one hundred eighty thousand three hundred thirty (180,330) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-one million nine hundred twenty-seven thousand six hundred fifty and seventy-four cents (331,927,650.74 €), divided into four hundred thirty million seven hundred thirty-four thousand seven hundred sixty-two (430,734,762) shares without par value.

A deed of record of the nineteenth of December two thousand and one evidenced that the share capital had been increased by euro three hundred and one thousand two hundred twenty- four (301,224 €) by the subscription of three hundred ninety-one thousand two hundred (391,200) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million two hundred twenty-eight thousand eight hundred and seventy-four and seventy-four cents (332,228,874.74 €), divided into four hundred thirty-one million one hundred twenty-five thousand nine hundred and sixty-two (431,125,962) shares without par value.

A deed of record of the twenty-seventh of March two thousand and two evidenced that the share capital had been increased by euro ninety-six and twenty-five cents (96.25 €) by the subscription of one hundred and twenty-five (125) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million two hundred and twenty-eight thousand nine hundred seventy and ninety-nine cents (332,228,970.99 €), divided into four hundred thirty-one million one hundred and twenty-six thousand eighty-seven (431,126,087) shares without par value.

A deed of record of the twenty-seventh of March two thousand and two evidenced that the share capital had been increased by euro fifty-three thousand nine hundred (53,900 €) by the subscription of seventy thousand (70,000) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million two hundred eighty-two thousand eight hundred and seventy and ninety-nine cents (332,282,870.99 €), divided into four hundred thirty-one million one hundred and ninety-six thousand eighty-seven (431,196,087) shares without par value.

A deed of record of the thirteenth of June two thousand and two evidenced that the share capital had been increased by euro one hundred and thirty-two thousand one hundred and thirty-two (132,132 €) by the subscription of one hundred and seventy-one thousand six hundred (171,600) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million four hundred and fifteen thousand and two and ninety-nine cents (332,415,002.99 €), divided into four hundred and thirty-one million three hundred and seventy-six thousand six hundred and eighty-seven (431,367,687) shares without par value.

A deed of record of the second of July two thousand and two evidenced that the share capital had been increased by euro eighty-five thousand and eight (85,008 €) by the subscription of one hundred and ten thousand four hundred (110,400) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million five hundred thousand and ten and ninety-nine cents (332,500,010.99 €), divided into four hundred and thirty-one million four hundred and seventy-eight thousand eighty-seven (431,478,087) shares without par value.

A deed of record of the first of October two thousand and two evidenced that the share capital had been increased by euro seventy-four thousand five hundred and thirty-six (74,536 €) by the subscription of ninety-six thousand eight hundred (96,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million five hundred and seventy-four thousand five hundred and forty-six and ninety-nine cents (332,574,546.99 €), divided into four hundred and thirty-one million five hundred and seventy-four thousand eight hundred and eighty-seven (431,574,887) shares without par value.

A deed of record of the sixth of November two thousand and two evidenced that the share capital had been increased by euro nine thousand two hundred and forty (9,240 €) by the subscription of twelve thousand (12,000) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million five hundred and eighty-three thousand seven hundred and eighty-six and ninety-nine cents (332,583,786.99 €), divided into four hundred and thirty-one million five hundred and eighty-fix thousand eight hundred and eighty-seven (431,586,887) shares without par value.

A deed of record of the twenty-eighth of November two thousand and two evidenced that the share capital had been increased by euro forty-three thousand eight hundred and nine and fifteen cents (43,809.15 €) by the subscription of fifty-six thousand eight hundred and ninety-five (56,895) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million six hundred and twenty-seven thousand five hundred and ninety-six and fourteen cents (332,627,596.14 €), divided into four hundred and thirty-one million six hundred and forty-three thousand seven hundred and eighty-two (431,643,782) shares without par value.

A deed of record of the sixth of June two thousand and three evidenced that the share capital had been increased by euro fifty-seven thousand nine hundred and four (57,904 €) by the subscription of seventy-five thousand two hundred (75,200) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million six hundred and eighty-five thousand five hundred and fourteen cents (332,685,500.14 €), divided into four hundred and thirty-one million seven hundred and eighteen thousand nine hundred and eighty-two (431,718,982) shares without par value.

A deed of record of the twenty-ninth of October two thousand and three evidenced that the share capital had been increased by euro sixty-eight thousand three hundred and seventy-six (68,376 €) by the subscription of eighty-eight thousand eight hundred (88,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million seven hundred and fifty-three thousand eight hundred and seventy-six and fourteen cents (332,753,876.14 €), divided into four hundred and thirty-one million eight hundred and seven thousand seven hundred and eighty-two (431,807,782) shares without par value.

Chapter VIII. - BONDHOLDERS' MEETINGS

ARTICLE 38.

General Meetings of bondholders shall be held in accordance with the provisions of Articles  568 ff. of the Companies Code.

The Office for General Meetings of bondholders shall be composed as provided for in Article 27 of these Articles.

TRANSITORY PROVISIONS

ARTICLE 39. - EXCHANGE OF PRINTED BEARER SECURITIES

Holders of single or collective bearer securities printed before such time as the shares of the company are admitted to the official listing of a stock exchange may only be allocated new printed bearer securities at the company's expense if they are securities in denominations identical to or higher than those of the former printed bearer securities, after the multiplication of such denomination by four hundred to take into account the splits decided by the Shareholders' Meeting of the twenty-fourth of June nineteen hundred and ninety-nine and by the Shareholders' Meeting of the thirty-first of October two thousand respectively. Any exchange of former printed bearer securities for new printed securities in denominations lower than those of the former original securities, multiplied by four hundred as provided for above, shall be made at the owner's expense.

The delivery of new printed securities in exchange for original printed securities, or pursuant to the conversion of existing registered securities into bearer securities before the sixty-day period mentioned in Article 41, shall only take place at the end of the said sixty-day period, except for the existing shares mentioned sub (ii) in Article 41 insofar as they are offered for sale or lent to the banks intervening in the transaction. The same shall apply to the delivery of new printed securities representing new shares which may be issued during this period pursuant to the exercise of subscription rights issued by the company.

In any event, the delivery of new printed securities representing securities referred to in the previous paragraph shall take place at the earliest when, within the time periods indicated in the issue prospectus, the new printed securities, representing the new shares issued by the company and offered for subscription simultaneously with the admission to the official listing or admission to negotiation mentioned in Article 41, are available.

ARTICLE 40. - DISCLOSURE OF SIGNIFICANT SHAREHOLDINGS

Cancelled.

ARTICLE 41. - TEMPORARY NON-TRANSFERABILITY OF CERTAIN SHARES

In case of admission of shares of the company to the official listing of a stock exchange or their admission to negotiation on any other regulated market, the sole shares which the shareholders shall be authorised to transfer, on the stock exchange or the relevant market, during a sixty-day period starting as from the day that transactions on the shares of the company are included for the first time in the listing of the stock exchange or relevant market, are (i) the new shares issued by the company and offered for subscription simultaneously with the admission and (ii) the existing shares offered for sale, as the case may be, as part of the same transaction or which are lent by their owner to the banks intervening in the transaction in order to allow them to proceed, as the case may be, to an over-allotment.

The remaining existing shares, except the existing shares mentioned under sub (ii) hereabove insofar as they are offered for sale or lent to banks intervening in the transaction, may not be transferred, including on the stock exchange or on the regulated market, during this sixty-day period. The same applies to all new shares which may be issued during this period pursuant to the exercise of subscription rights issued by the company, without prejudice to more restrictive conditions that may be provided for by the issuing conditions of such subscription rights or by any agreement between the owner and the company or one of its affiliates.

The Board of Directors may, in the interests of the company, resolve to lift the above-mentioned transfer restriction, even if only for a portion of these shares.

Should the company, if applicable, request for technical reasons the admission to official listing or admission to negotiation of such shares as from the beginning of the above-mentioned sixty-day period and should this request be granted by the stock exchange or the relevant market respectively, this shall not constitute an exemption from the transfer restriction mentioned hereabove.

CERTIFIED AS TRUE CONSOLIDATION

Benoît LOORE Special attorney

(A free translation of the original in Portuguese)

FIRST AMENDMENT TO THE SHAREHOLDERS’ AGREEMENT OF
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

FUNDAÇÃO ANTONIO E HELENA ZERRENNER INSTITUIÇÃO NACIONAL DE BENEFICÊNCIA, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima No. 3.900, 11th floor, registered with the CNPJ under No. 60.480.480/0001-67, and duly represented herein in accordance with its association by-laws (hereinafter referred to as “FZ”);

BRACO S.A., a corporation headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima No. 3.729, 7th floor (part), registered with the CNPJ under No. 35.756.022/0001-60, and duly represented herein in accordance with its corporate by-laws (hereinafter referred to as “Braco”);

EMPRESA DE ADMINISTRAÇÃO E PARTICIPAÇÕES S.A., a corporation headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima No. 3.729, 7th floor (part), registered with the CNPJ under No. 27.098.946/0001-99, and duly represented herein in accordance with its corporate by-laws (hereinafter referred to as “ECAP”);

and, in the capacity of assenting intervenors,

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV, a corporation headquartered in the City of São Paulo, State of São Paulo, at Rua Renato Paes de Barros No. 1017, 4th floor, Itaim Bibi, registered with the CNPJ under No. 02.808.708/0001-07, and duly represented herein in accordance with its corporate by-laws (hereinafter referred to as “AmBev” or “Company”);

JORGE PAULO LEMANN, a Brazilian citizen, married, economist, resident and domiciled in the City of São Paulo, State of São Paulo, registered with the Tax Registry (CPF) under No. 005.392.877-68 and bearer of identity card No. 1.566.020, issued by the IFP on 3/28/72 (hereinafter referred to as “JPL”);

MARCEL HERRMANN TELLES, a Brazilian citizen, married, economist, resident and domiciled in the City of São Paulo, State of São Paulo, registered with the Tax Registry (CPF) under No. 235.839.087-91 and bearer of identity card No. 02.347.932-2, issued by the IFP on 12/12/88 (hereinafter referred to as “MHT”); and

CARLOS ALBERTO DA VEIGA SICUPIRA, a Brazilian citizen, married, business administrator, resident and domiciled in the City of São Paulo, State of São Paulo, registered with the Tax Registry (CPF) under No. 041.895.317-15 and bearer of identity card No. 1.971.453, issued by the IFP on 9/15/64 (hereinafter referred to as “CAS”);

and, in addition, as Intervening Third Party Beneficiary,

INTERBREW S.A., a company duly organized and validly existing under the laws of Belgium, herein duly represented in accordance with its corporate by-laws (hereinafter referred to as “Interbrew”);

Whereas:

(i)

FZ, Braco and ECAP (collectively referred herein as the “Parties”) are lawful holders and regular owners, jointly, of 11,159,903,166 (eleven billion, one hundred and fifty nine million, nine hundred and three, one hundred and sixty six) common shares of the total capital stock of the Company;

(ii)	on 07/01/1999, FZ, Braco e ECAP, with JPL, MHT and CAS as intervening parties, entered into a Shareholders Agreement (hereinafter referred to as “Original Shareholders Agreement”);

(iii)

since the execution of the Original Shareholders Agreement, the control of AmBev has been exercised in an extremely harmonious way and has resulted in increasing development of the Company and in substantial results for its shareholders;

(iv)

the Parties to the Original Shareholders Agreement, in light of the success obtained after its execution, have an interest in revising certain provisions thereof, as well as deleting other provisions which have proved to be unnecessary due to the fruitful relationship between Braco and FZ;

(v)

there is substantial interest of FZ in maintaining its investment in AmBev and in continuing to share control with the ultimate Braco Controlling Shareholders, as well as maintaining and, if possible, increasing the dividend flow that will serve its permanent institutional objectives;

(vi)

FZ, on one hand, and Braco and Ecap, on the other hand, with a view on revising the Original Shareholders Agreement in order to meet FZ’s permanent institutional objectives, agreed on the following modifications: (a) extension of the term of the Original Shareholders Agreement; (b) exclusion of the reciprocal sale and purchase options; (c) restriction on the transfer of Shares held by the Shareholders during the term of the Agreement; (d) connection between the term of the Shareholders Agreement and the terms set out in item 10.2.

FZ, Braco and ECAP resolve to amend the Original Shareholders’ Agreement, for the purposes and effects of Article 118 of Law No. 6,404 of December 15, 1976, as follows:

Clause 1 - Terms and Definitions of the Original Shareholders Agreement

1.1. Except for the terms expressly defined herein, the definitions and concepts contained in Clause I of the Original Shareholders Agreement shall apply to this First Amendment to the Shareholders Agreement (“First Amendment”).

Clause 2 - Management of the Company

2.1. Clause IV of the Original Shareholders Agreement (Election of the Management of the Company) shall read as follows:

ClAUSE IV - ELECTION OF THE MANAGEMENT OF THE COMPANY

4.1 The boards of directors of the Company and the Subsidiaries, when in place, shall each be comprised of no fewer than 3 (three) and no more than 15 (fifteen) regular members and the same number of alternates, with a term of office of 3 (three) years, reelection being permitted.

4.1.1 Each of the Shareholders may appoint up to 2 (two) observers to the meetings of the Board of Directors of the Company, without the right to vote.

4.1.2 The Shareholders may, by consensus, establish committees within the Company’s board of directors, with the purpose of looking into specific matters whose analysis presupposes that their members have specific technical knowledge. The Financial Committee and the Audit Committee are hereby created.

4.2 Regardless of its interest in the voting capital, but provided that it maintains at least the share ownership in the voting capital of the Company it held as of 07/01/1999 in terms of the number of Shares (adjusted for stock dividends, splits, reverse splits), FZ shall have the right to appoint 4 (four) regular members and respective alternates to the board of directors of the Company and of each of the Subsidiaries, when in place.

4.2.1 Braco and ECAP shall jointly have the right to appoint regular members and their respective alternates to the boards of directors of the Company and of each Subsidiary in a number proportional to the number of members appointed by FZ under item 4.2 above, based on the ratio between, on the one hand, the interest of FZ and, on the other hand, the interests of Braco and ECAP in the capital stock of the Company, relative to the total amount of their interests (any fraction greater than 0.5 (half) being rounded to the next whole number). Braco and ECAP shall have the right to elect, from among the directors whom they are entitled to appoint in the manner provided for in item 4.2, one effective member, and respective alternate, appointed by Interbrew.

4.3 The Company’s board of directors will have 2 (two) co-chairmen with identical rights and powers, it being the responsibility of FZ alone, on the one hand, and Braco and ECAP jointly, on the other hand, to appoint each of the co-chairmen of the Company’s board of directors.

4.3.1 In the resolutions of the Company’s boards [sic] of directors, neither co-chairmen shall have the deciding vote.

4.4 Each of the Shareholders shall, at any time, have the right to petition for the removal of any member of the boards of directors of the Company and/or any of the Subsidiaries, appointed by it; the Shareholders undertake to promptly take or, as the case may be, have the representatives of the Company take all steps necessary towards the removal of said director.

4.5 In the event of removal, resignation, replacement or any other event resulting in the vacancy of the position of any of the members of the board of directors of the Company or any of the Subsidiaries, the Shareholder that has appointed said member will have the right to appoint the respective substitutes (or a new alternate, in the event that the Shareholder opts to confirm the originally appointed alternate for the vacant position), the Shareholders undertaking to exercise their voting right in the Company’s meeting of shareholders or, as the case may be, to have the representatives of the Company exercise their voting right in the meetings of shareholders of the Subsidiaries, in such a way as to bring about the election of the proposed member.

4.6 In the resolutions relating to the election of members of the board of directors, the Shareholders shall exercise their voting right in the Company’s meetings of shareholders and shall take the steps necessary to assure that the Company’s representatives exercise their voting right in the meetings of shareholders of the Subsidiaries, availing themselves of all shares that they hold, always with the objective of electing the largest possible number of directors by the Shareholders.

4.6.1 In the event of adoption of the multiple vote procedure, the Shareholders, in the Preliminary Meeting to be held during the 24 (twenty-four) hours preceding the respective meeting of shareholders of the Company or any of the Subsidiaries, as the case may be, shall resolve on the method of casting their votes so as to assure compliance with the objectives set forth in item 4.6 above and in the other items of this Clause IV, provided, however, that neither of the Shareholders shall request the adoption of the multiple vote procedure without the prior express agreement of the other Shareholder.

4.6.2 The Company’s executive board shall consist of a General Officer, and Officers without specific designation, all of them to be elected by the board of directors.

Clause 3 - Exercise of Voting Right

3.1. Clause V of the Original Shareholders Agreement (Preliminary Meetings and Exercise of Voting Right) shall read as follows:

CLAUSE V - PRELIMINARY MEETINGS AND EXERCISE OF VOTING RIGHT

5.1 Except for resolutions relating to the election of members of the board of directors, in relation to which the provisions of Clause IV above shall apply, each of the Shareholders shall exercise its voting right in the shareholders’ meetings of the Company as well as have its representatives on the board of directors of the Company and each of the Subsidiaries exercise their voting rights in the respective corporate bodies, always jointly with the other Shareholder (or, as the case may be, the representatives of the other Shareholder) and in accordance with the provisions of this Clause V.

5.2 Whenever duly called under the terms of this Clause V, the Shareholders shall hold, prior to any meeting of shareholders of the Company and/or any of the Subsidiaries and any meeting of the board of directors of the Company and/or the Subsidiaries, a meeting (hereinafter referred to as “Preliminary Meeting”) with the purpose of discussing and determining the position to be uniformly maintained by both Shareholders in the shareholders’ meetings and/or board meetings that such Preliminary Meetings may precede.

5.2.1 The Preliminary Meetings shall be held in the Company’s headquarters or at another address to be established in a timely manner by consensus between the Shareholders.

5.2.2 Except for the Preliminary Meeting under item 4.6.1 above, the Preliminary Meetings shall be held, on first notice, at least 3 (three) days prior to the date of the shareholders’ meeting or board of directors’ meeting where the decision reached in the respective Preliminary Meeting must be expressed.

5.2.3 Preliminary Meetings may be called by any of the Shareholders or any representative of the Shareholders on the board of directors of the Company and/or any of the Subsidiaries, upon notice to the other Shareholder at least 4 (four) days prior to its stipulated date. The notice must be in writing and set forth the agenda for the Preliminary Meeting to which it refers, and there may only be resolutions regarding the matters on the agenda.

5.2.4 Regardless of the provisions of items 5.2.1 to 5.2.3 above, Preliminary Meetings attended by at least 1 (one) representative of each Shareholder shall be deemed regularly called and held.

5.2.5 Should any Shareholder fail to attend a regularly called Preliminary Meeting, a second notice will be deemed automatically given for the same Preliminary Meeting, which in such case shall be held at the same place, 24 (twenty-four) hours after the date and time stipulated in the first notice, even if it is not a business day.

5.2.6 Preliminary Meetings shall be held, on first notice, with the attendance of both Shareholders and, on second notice, with the attendance of either of them.

5.3 The Shareholders hereby undertake to use their best efforts to define in the Preliminary Meetings, always by consensus, the position to be adopted by the Shareholders in the shareholders’meeting or board of directors’ meeting related to the respective Preliminary Meeting. Nevertheless, should a consensus not be reached, the position to be adopted shall be defined by the Shareholder with the greatest number of shares having voting rights issued by the Company, provided that the matter under discussion is not (i) the election of members of the board of directors, in connection with which the procedure described in Clause IV above must be followed; or (ii) any of the matters set forth in item 5.4 below, in connection with which the adoption of any decision shall depend on consensus of the Shareholders.

5.4 The matters identified below must be necessarily submitted to the approval of the general shareholders’ meeting and/or the board of directors’ meetings of the Company and/or Subsidiaries, as the case may be, and shall be approved in the Preliminary Meetings only by means of the affirmative vote of both Shareholders:

(a)

any amendment to the by-laws of the Company and/or any of the Subsidiaries with the purpose of amending: (i) the corporate objectives; (ii) the term of duration; and/or (iii) the composition, powers and duties of the management bodies;

(b)

approval of the annual investment budget of the Company and/or of any of the Subsidiaries when the amount of the investments exceeds 8.7% (eight point seven per cent) of net sales of the Company foreseen for the same fiscal year;

(c)	designation, dismissal and substitution of the General Officer of the Company;

(d)	approval or amendment to the remuneration policy of the board of directors and of the executive board of the Company as well as of the Subsidiaries;

(e)	approval of Stock Option Purchase Plans for the managers and employees of the Company and/or Subsidiaries;

(f)	change in the Company’s and/or Subsidiaries’ statutory dividends policy;

(g)

increases in the Company’s and/or the Subsidiaries’ capital, with or without preference right, by subscription, creation of a new class of shares or changes in the characteristics of the existing shares, as well as decrease in capital, issuance of debentures, whether or not convertible into shares, warrants and creation of beneficiary bonds by the Company and/or any of the Subsidiaries, except when such legal businesses are carried out between the Company and its Subsidiaries or between the Subsidiaries;

(h)

amalgamations, spin-offs, transformations, mergers, acquisitions and divestments involving the Company and/or any of its Subsidiaries, in the latter case, (x) when such operation involves a company that is not a Subsidiary, directly or indirectly, of the Company, and (y) provided that the transaction in question results in a reduction in the average dividend paid by the Company in the past 5 (five) years, adjusted by the IGP-M published by Fundação Getúlio Vargas as of the date of each payment;

(i)

creation, acquisition, assignment, transfer, establishment of an Encumbrance and/or Disposal, under any title or form, of shares, quotas and/or any securities issued by any of the Subsidiaries, except in the benefit of the Company itself and/or of another Subsidiary;

(j)	contracting by the Company and/or any of the Subsidiaries of a debt transaction that results in a net debt/equity ratio greater than 60/40;

(k)	entering into amendment, termination, renewal or cancellation of any contracts, agreements or the like, involving the registered or deposited trademarks in the name of the Company or the Subsidiaries;

(l)

loans and offers of guarantees of any kind by the Company and/or the Subsidiaries to any third parties in an amount greater than 1% (one percent) of the Company’s net worth as set forth in the last audited balance sheet, except in favor of: (i) employees of the Company and of its Subsidiaries; and (ii) the Subsidiaries themselves;

(m)	election of members for the Company’s board of directors’ committees;

(n)	cancellation of the registration as a publicly traded company for the Company and/or any of the Subsidiaries;

(o)	petition for an arrangement with creditors or acknowledgement of bankruptcy by the Company and/or any of the Subsidiaries;

(p)	liquidation or dissolution of the Company and/or any of the Subsidiaries; and

(q)	appointment of the external auditors of the Company and/or any of the Subsidiaries.

5.4.1 Due to the provisions of item 5.4 above, it is hereby expressly agreed that if the Shareholders fail to arrive at a consensus regarding the position to be adopted for the resolution of any of the above matters in a Preliminary Meeting, they undertake henceforth to exercise or have their voting right so exercised so as not to approve the matter that is the subject of the general meeting or board of directors’ meeting called at that time.

5.5 For each Preliminary Meeting, minutes shall be drawn up, to be signed by the Shareholders present, summarizing the resolutions taken and establishing the general direction that shall be respected by both Shareholders.

5.5.1 Each of the Shareholders undertakes to exercise its voting right in the shareholders’ meetings of the Company and to have its representatives on the board of directors of the Company and each of the Subsidiaries exercise their respective voting rights in such corporate bodies, always in accordance with the prevailing direction on the respective matter, as approved in the Preliminary Meeting if called, and, in such case, as a single block with the other Shareholder.

5.5.2 The Shareholder that may have possibly failed to attend any Preliminary Meeting duly called and held under this Clause V shall remain obligated to exercise its voting right in the Company’s shareholders’ meetings as well as to have its representatives on the board of directors of the Company and each of the Subsidiaries exercise their respective voting rights in said corporate bodies, always in accordance with the prevailing decision on the respective matter as approved in the corresponding Preliminary Meeting.

5.5.3 In the event that the representative of any Shareholder fails to attend the meetings of the board of directors of the Company and/or the Subsidiaries or to cast his/her vote in accordance with the prevailing decision on the respective matter as approved in the corresponding Preliminary Meeting (including by abstention), the harmed party will have the right to vote the shares of the Shareholder who is absent or fails to cast its vote (for abstention or other reason), and, in the case of a member of the board of directors who is absent or fails to cast his/her vote (for abstention or other reason), such voting right shall be exercised by any member elected by the other Shareholder.

5.6 The Shareholders hereby mutually grant each other irrevocable and irreversible powers of attorney to represent each other, so that in the event of the absence of one of the Shareholders in any shareholders’ meeting of the Company, the Shareholder present can represent the absent Shareholder, pursuant to Article 126, §1, of the Corporation Law, casting the vote strictly within the terms of the minutes of the corresponding Preliminary Meeting.

5.6.1 The mandate referred to in item 5.6 above shall have the same term as this Agreement, pursuant to § 7 of Article 118 of Law 6,404/76, as amended by Law 10.303/01.

5.6.2 As an alternative, the Shareholders may appoint, by means of a specific power of attorney, a controller of the voting agreement that is the subject of this Agreement, with the specific function of:

(a)	seeking to due compliance with its power of attorney;

(b)

informing the Shareholders about decisions to be taken at the shareholders’ meeting of the Company and the Subsidiaries, in accordance with the position adopted in the corresponding Preliminary Meetings; and

(c)	whenever necessary, acting as sole representative of the Shareholders in the Company’s and the Subsidiaries’ shareholders’ meetings.

5.6.3 Any vote cast at a Company’s shareholders’ meeting or in a meeting of the Board of Directors, contrary to the provisions of any of this Agreement shall be deemed void and ineffective, and the chairman of the meeting or of the meeting of the Board of Directors, as applicable, shall refrain from counting the vote exercised in violation of such provisions.

5.7 Notwithstanding the other provisions of this Clause V, resolution at a Preliminary Meeting shall not require the vote of the Shareholders or the members appointed by them to the board of directors of the Company and any of the Subsidiaries, on matters relating to:

(a)	review of the accounts of the managers of the Company and any of the Subsidiaries;

(b)	examination, discussion and resolutions on the management report and the financial statements of the Company and any of the Subsidiaries;

(c)	cases categorized as an abusive exercise of power, as set forth in Article 117, §1, of the Corporation Law; and

(d)	practices inherent to the duty of diligence and loyalty and other duties of the managers, as established in Articles 153 to 158 of the Corporation Law.

5.8 The Strategic Five-Year Plan of the Company shall be the subject of mutual consultation between FZ and Braco.

5.9 FZ undertakes, in view of the fact that the amendments to the Agreement were made contemplating the 2004 Restructuring, as foreseen in item 6.4.(e), to (x) cause AmBev’s directors it appointed to vote favorably to the corporate resolutions related or arising from the implementation of the 2004 Restructuring in the board of directors and in the general meeting, as well as (y) vote favorably to the same 2004 Restructuring (and to the same corporate resolutions referred to above) in AmBev’s general meeting. It also undertakes to cause the members of FZ in the board of directors and in the extraordinary general meetings of the Company, as well as in the preliminary meetings possibly necessary under this Agreement, to analyze and vote favorably and without remarks on the proposal of the Incorporação, which general conditions appear in the draft of the Incorporação Agreement submitted to the board of directors of the Company on March 1 and 2, 2004.

Clause 4 - Restrictions on the Transfer of Shares

4.1. Clause VI of the Original Shareholders Agreement (Transfer of Shares) shall read as follows:

CLAUSE VI - TRANSFER OF SHARES

6.1 Being recognized by the Shareholders that it is entirely in accordance with their investment objectives, and, in the case of FZ, also in accordance with its permanent institutional objectives, that seeks its participation in Company’s capital, FZ, Braco and Ecap hereby agree: (i) not to Dispose, directly or indirectly, of their Shares, through private trades, on the stock market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, except as provided in this Clause VI, during the term of this Agreement and (ii) not to create any type of Encumbrance on its Shares, in both cases, without the prior written consent of the other Shareholder.

6.2 In the event that the Shares owned by any of the Shareholders become subject to seizure, attachment, judicial surety or any other restrictive measure, and that such restriction on the Shares is not waived within 30 (thirty) days after the imposition of the restrictive measure, such fact must be communicated by the Shareholder holding the Shares subject to the restrictive measure, to the other Shareholder by means of a notification, with a copy sent to the two co-chairmen of the Company’s board of directors, with such notification being considered as an offer to sell the Shares subject to the restriction to the other Shareholder. For purposes of this item, irrespective of the notification mentioned above, the acknowledgement of the restrictive measure by the other Shareholder shall be equally considered as being an offer for sale of the Shares subject to the restrictive measure, and such offer will be considered effective 30 (thirty) days after the imposition of the restrictive measure, provided that the Shares have not been released from such restrictive measure by such date. In the case of an offer to sell, pursuant to the terms of this item, the price of the Shares subject to the restrictive measure must be the Stipulated Price and the Shareholder accepting the offer may pay such price in court to acquire such Shares. Such value as may be in excess shall be paid to the Shareholder whose Shares have been subject to the restriction. However, in the event that the obligations guaranteed by the legal restriction exceed the Stipulated Price set out in item 11.4, the Shareholder whose Shares have been subject to the restriction shall be held liable, vis-à-vis the other Shareholder, for the difference in the amount that the other Shareholder may be required to deposit in order to acquire the Shares. Failure to repay such difference within 5 (five) days shall subject the Shareholder whose Shares were subject to the restriction to an extra-judicial foreclosure.

6.3 The Shareholders hereby agree to exercise the subscription rights corresponding to the Shares each of them holds, or to transfer such subscription right to the other Shareholder, for market price, according to the following:

(a)

each Shareholder must confirm to the other Shareholder, by means of notification with a copy sent to the co-chairmen of the Company’s board of directors, that it intends to exercise the right of first refusal to subscribe the new shares to be issued by the Company within 10 (ten) days of the beginning of the expiration period set for the exercise of such right;

(b)

if after the lapse of the period established in letter (a) of this item 6.3 no positive statement was made by one of the Shareholders, the other Shareholder may, within 10 (ten) days thereafter, also state in writing its intent to subscribe the new shares that will not be subscribed by the silent Shareholder, by depositing the amount referred to in item 6.3 at the Company’s headquarters;

(c)

after the 10 (ten) day period established for the other Shareholder to make a statement according to letter (b) of this item 6.3 has elapsed, without such Shareholder having made the statement, the Shareholder that holds the right to subscribe may transfer such right to third parties.

6.4 The obligation not to dispose of the Shares set forth in this Clause VI shall not apply to the following:

(a)	the fiduciary Disposal of 1 (one) Share by any Shareholder to any member of the Company’s board of directors as they may indicate; or

(b)

the Disposal of Shares by any of the Shareholders to any person (i) exercising Corporate Control over such Shareholder; (ii) under the Corporate Control of such Shareholder; or (iii) under the same Corporate Control as such Shareholder; or

(c)	the Disposal of the Shares of any Shareholder causa mortis [Lat.: by reason of death]; or

(d)	any transfer of Shares between the Braco Controlling Shareholders and/or between corporations over which Corporate Control is exercised by the Braco Controlling Shareholders.

(e)

the indirect Disposal of Shares by the Braco Controlling Shareholders, through the Disposal of Shares of Braco or Ecap, directly or through entities under common control (direct or indirect) by the Braco Controlling Shareholders or companies controlled by any of them, if (i) among themselves or (ii) to Interbrew or to entities or foundations (stichting) that control Interbrew (the “2004 Restructuring”), in which case such entities will be considered to be “Braco Controlling Shareholders” for the purposes of this Agreement.

6.4.1 Subject to the provisions of item 6.4.2 below, the Shares of any of the Shareholders which are Disposed of under the events of letters (a) through (d) of item 6.4 above shall remain entirely subject to this Agreement, which shall be extended to the acquirer of such Shares (hereinafter to be referred to simply as “Acquirer”) with all their rights and obligations, including the 20 (twenty)-year period set forth in item 10.1 below.

6.4.2 A condition precedent for the validity of the Disposal of Shares under the events provided for in letters (a), (b) and (d) of item 6.4 above shall be the prior signing, by the respective Acquirer, of an instrument by which it adheres to this Agreement, irrevocably and irreversibly binding itself to unconditionally comply with all its terms and provisions. In the event of the Disposal of Shares set forth in letter (c) of item 6.4 above, acceptance of this Agreement by the successor shall be automatically assumed.

6.4.3 In the event that any of the Shareholders Disposes of its Shares in accordance with the provisions contained in letters (a), (b), (c) and (d) of item 6.4 to more than one Acquirer, such Acquirers (together with the selling Shareholder, in the event that such Shareholder still holds a portion of Shares) shall all be treated as one single party for the purposes of this Agreement, in which case the term “Shareholder” as defined in letter (b) of item 1.1 above shall come to mean all Acquirers jointly (as well as the selling Shareholder, in the event that it still holds a portion of the Shares).

6.4.4 In the case of letters (b), (c) and (d) of item 6.4 above, in the event that the selling Shareholder fails to maintain any ownership interest in the Company’s voting capital, the Acquirers shall indicate, by means of notification to the other Shareholder with a copy sent to the two co-chairmen of the Company’s board of directors, to occur within a period not to exceed 5 (five) days from the date on which the selling Shareholder ceased to have Shares in the Company, the name and address of such Acquirer who will individually represent all other Acquirers vis-à-vis the other Shareholder with respect to any and all issues relating to this Agreement, including, but not limited to, summons and notifications, whether judicial or extra-judicial, in any way relating to the capacity of the Acquirers as Company shareholders.

6.4.5 In the event of (i) sale of Shares between the Braco Controlling Shareholders; or (ii) a division between the Braco Controlling Shareholders (and/or their successors) by means of a spin-off or any other form of corporate reorganization of the share interests held thereby, directly or indirectly, in Braco and/or in ECAP; the provisions contained in items 6.4 to 6.4.4 shall be applied, with the Braco Controlling Shareholders (and/or their successors) to be treated as Acquirers of the Shares.

6.5 Any Disposal of Shares, share subscription rights or the creation of any Encumbrance inconsistent with the provisions of this Clause VI shall not be valid, and the Company managers shall be prohibited from posting them to the corresponding corporate ledgers under penalty of personal liability.

Clause 5 - Purchase or Sale Option

5.1. Clause VII (Purchase or Sale Option) of the Original Shareholders Agreement is hereby terminated.

Clause 6 - Intervening Parties

6.1. Clause VIII of the Original Shareholders Agreement (Intervening Parties) shall read as follows:

CLAUSE VIII - INTERVENING PARTIES

8.1 The Company hereby enters into this Agreement in the capacity of an intervening party, acknowledging all its terms and undertaking to comply with all its provisions and, in particular, to file it in accordance with the provisions of article 118 of the Corporation Law.

8.2 The Company shall only be required to comply with any changes in the terms of this Agreement that have been determined by a written instrument, executed by both Shareholders and by the Company itself, in the capacity of intervening party.

8.3 The Company promises to immediately inform the Shareholders of any act, fact or omission that may constitute a violation of this Amendment, as well as to take any measure that may be required by subsequent laws as a condition for maintaining the validity and effectiveness of this Agreement.

8.4 The Braco Controlling Shareholders hereby sign this Agreement in their capacity as intervening parties, acknowledging all its terms and irreversibly and irrevocably promising to comply with all its provisions, particularly those relating to the right of first refusal for the direct or indirect acquisition of Shares.

8.5 The Parties acknowledge that the provisions contained in this Agreement represent a benefit in favor of a third party, Interbrew, pursuant to art. 436 of the Brazilian Civil Code, and hereby wave the right to modify such benefit to the prejudice of such third party beneficiary without its prior written consent. The Parties also grant Interbrew the right to demand compliance of the obligation pursuant to art. 437 of the Brazilian Civil Code.

8.6 Interbrew, in turn, intervenes in this Agreement in order to acknowledge the validity of this Agreement and the provisions contained herein, and undertakes to comply with such provisions, for Itself, its Affiliates and their respective successors.

Clause 7 - Notifications

7.1. Clause IX of the Original Shareholders Agreement (Notifications) shall read as follows, due to the modification in the parties’ addresses:

CLAUSE IX - NOTIFICATIONS

9.1 Any communication, notification and/or notice to be made in connection with the provisions of this Agreement shall necessarily be in writing and sent to the addresses specified below, and will be considered as having been duly made (i) 48 (forty-eight) hours after dispatch, if sent by special courier with confirmation of receipt; (ii) 24 (twenty-four) hours after transmission by fax, provided there is an express confirmation of receipt; or (iii) on the date stated in the delivery confirmation, in the case of registered letters:

(a) if sent to FZ, at:

Avenida Brigadeiro Faria Lima No. 3.900, 11th floor São Paulo – SP CEP 04538-132 fax: (011) 3708-0110 Attn.: Victorio De Marchi

(b) if sent to Braco and/or to ECAP, at:

Avenida Brigadeiro Faria Lima No. 3729 - 7° andar São Paulo – SP CEP 04538-905 fax: (011) 3049-5577 Attn.: Marcel Herrmann Telles

(c) if sent to the Company, at:

Rua Renato Paes de Barros 1017, 4th floor São Paulo – SP CEP 04530-001 fax: (011) 2122-1523 Attn.: Luiz Felipe Dutra Leite

(d) if sent to the Braco Controlling Shareholders, at:

Av. Brigadeiro Faria Lima No. 3729 - 7° andar São Paulo – SP CEP 04538-905 fax: (011) 3049-5577 Attn.: Marcel Herrmann Telles

(e) if sent to Interbrew, at:

Vaartstraat 94 B-3000 Leuven Belgium fax: 32 16 31 54 46 Attn.: Corporate Secretary

9.2 Any of the parties may change the notification address set forth in item 9.1 above, provided that they notify the other parties, reporting such change of address in accordance with the provisions contained in this Clause IX.

Clause 8 - Term

8.1. Clause X of the Original Shareholders Agreement (Term) shall read as follows:

CLAUSE X- TERM

10.1 This Agreement shall be effective until July 1, 2019, and, subject to item 10.2, shall be automatically extended for successive 10 (ten) year periods, provided that none of the Shareholders expressly waives it with a minimum of 180 (one hundred eighty) days in advance of the end of the 10 (ten)-year period, or its respective extensions, as the case may be.

10.2 Braco and Ecap shall have the unilateral option to accelerate the termination of the Shareholders Agreement if the current procedure set out in the bylaws for the election of the members of the Board of Trustees of FZ is modified or ceases to be followed for any reason other than a change in the law or regulations applicable to private law foundations.

Clause 9 - Specific Performance

9.1. Clause XI of the Original Shareholders Agreement (Specific Performance) shall read as follows:

CLAUSE XI - SPECIFIC PERFORMANCE

11.1 The Shareholders acknowledge and declare that the mere payment of losses and damages shall not constitute sufficient compensation for breaches of any obligation undertaken herein.

11.2 The provisions of this Agreement shall be subject to specific performance, pursuant to article 118, paragraph 3 of the Corporation Law, with the Shareholders acknowledging that this instrument constitutes an extra-judicial executive title for the enforcement of the provisions of articles 461, 462, 639 and subsequent articles of the Code of Civil Procedure.

11.3 The Shareholders shall not waive but, conversely, may resort to any legal action or measure (including the collection of losses and damages) to which they may be entitled pursuant to the law, and they expressly promise to accept such penalties, court orders and other claims of such nature as are intended to prohibit or prevent breaches of this Agreement.

11.4 Without limiting the generality of the other items of this Clause and in item 6.1, it is hereby agreed that any measure that violates, directly or indirectly, by action or omission, the bilateral obligation of the Shareholders not to Dispose of the Shares (or to create an Encumbrance on them), even if such obligation is declared invalid, shall give the innocent Shareholder the option (non revocable if the defaulting Shareholder does not carry out such Disposal) to, instead of declaring the transaction invalid and inneffective, exercise the right of first refusal over the Shares offered for Disposal, for the market price of such Shares (adjusted according to item 11.4.1), calculated as the average weighted price of the Shares over the 20 days immediately preceding the date in which the Shares were offered for Disposal, in the stock exchange in which the Shares have a greater volume of trading (being understood that, if the shares are not traded in at least half of the trading days, the period for calculation shall be increased to 40 days; and if the lack of trading in less than one half of those trading days, shall be, consecutively, (x) adopted the average weighted price of the preferred shares of the Company in the same stock exchange, during the same 20 or 40 trading days, depending on whether there is trading on more than half of the trading days or (y) adopted the average weighted price of the Shares or the preferred shares of the Company in another stock exchange, during the same trading days).

11.4.1 The market price calculated pursuant to item 11.4 shall be multiplied by 0.9 (nine tenths) to determine a penalty for the arrears.

11.4.2 For the purposes of this Clause, the management of the Company shall, without prejudice of its obligation not to register the proposed (or effected) Disposal made in violation of the terms of this Agreement, notify the other Shareholder.

11.4.3 The market price defined pursuant to the terms of item 11.4 shall correspond to the Stipulated Price for purposes of item 6.2 above.

Clause 10 - Confirmation of the other provisions and restatement

10.1. The remaining provisions of the Original Shareholders Agreement shall remain in full force and effect, which is hereby restated and signed by the parties in the form of Annex I.

Clause 11 - By-laws of the Company

11.1. The mandatory minimum dividend foreseen in the bylaws of the Company shall be increased to 35% (thirty five percent), and the current rule that provides for the stability of this percentage during a period of 30 years shall be maintained, the parties undertaking to effect such amendment in the first shareholders meeting to be held.

Being thereby in due agreement, the Shareholders hereby sign this instrument in 5 (five) identical copies.

[execution page of the First Amendment to Companhia de Bebidas das Américas – AMBEV executed on the date below]

São Paulo, March 3, 2004.

/s/ José Heitor Atílio Gracioso /s/ Victorio Carlos de Marchi
Fundação Antonio e Helena Zerrenner
Instituição Nacional de Beneficência

/s/ Marcel Herrmann Telles /s/ Jorge Paulo Lemann
/s/ Carlos Alberto da Veiga Sicupira /s/ Roberto Thompson Moses Motta
Braco S.A.

/s/ Marcel Herrmann Telles /s/ Jorge Paulo Lemann
/s/ Carlos Alberto da Veiga Sicupira /s/ Roberto Thompson Moses Motta
Empresa de Administração e Participações S.A.

/s/ José Adilson Miguel /s/ Claudio Braz Ferro
Companhia de Bebidas das Américas - Ambev

/s/ Jorge Paulo Lemann
Jorge Paulo Lemann

/s/ Marcel Herrmann Telles
Marcel Herrmann Telles

/s/ Carlos Alberto da Veiga Sicupira
Carlos Alberto da Veiga Sicupira

/s/ François Jaclot	/s/ John F. Brock
François Jaclot	John F. Brock

Interbrew S.A.

Witnesses:

/s/ Marcio Aparecido Alves Correa	/s/ Tatiana Buzalaf de Andrade e Silva
Name: Marcio Aparecido Alves Correa	Name: Tatiana Buzalaf de Andrade e Silva
R.G.: 14.114.166	R.G.: 6.122.637-0 SSP/PR
CPF: 076.009.498-57	CPF: 021.829.769-65

LOCK-UP AGREEMENT

LOCK-UP AGREEMENT, dated as of March 2, 2004 (this “Agreement”), between Eugénie Patri Sébastien SCA or EPS SCA, a corporation (société en commandite par actions) duly incorporated and validly existing under the laws of Luxembourg having its registered office at 398 Route d’Esch, L-1471 Luxemburg, (“EPS”) and BRC, a corporation (société anonyme) duly incorporated and validly existing under the laws of Luxembourg, having its registered office at 73, côte d’Eich, L-1450, Luxembourg, (“BRC”).

Whereas, the parties and certain other parties named therein are, concurrently with the execution and delivery of this Agreement, entering into a Contribution and Subscription Agreement, dated as of the date hereof (the “Contribution and Subscription Agreement”);

WHEREAS, the parties confirm that they regard this Agreement as being in the corporate interest of Interbrew (the “Company”);

NOW, THEREFORE, the parties hereto hereby agree as follows:

Section 1. Transfer Restrictions. EPS hereby agrees and shall cause the Belgian Founders Affiliates (as defined in the Shareholders’ Agreement dated as of the date hereof constituting an exhibit to the Contribution and Subscription Agreement) while this Agreement is in effect, except as expressly contemplated under the Contribution and Subscription Agreement, not to sell, transfer, pledge, encumber, assign or otherwise dispose of (including by gift), directly or indirectly, or permit any lien, charge or other interest to exist on (collectively, “Transfer”), 72 million shares issued by the Company or any interest therein, or enter into any contract, option or other arrangement with respect to the Transfer (including any profit sharing or derivative arrangement having an economic effect similar to the Transfer) of any of such 72 million shares or any interest therein.

This undertaking remains in force until June 30, 2005.

Section 2. Orderly Market. EPS undertakes, vis a vis BRC and the Company, to effect Transfer of shares issued by the Company in an orderly manner of disposition that does not disrupt the market for the shares of the Company.

EPS is free to Transfer shares below 1 million per week.

Above that level, EPS shall consult the CFO of the Company to ensure an orderly market of the shares.

This undertaking enters in force on July 1, 2005 and shall remain valid for the duration of the Shareholders’Agreement.

This Lock-Up Agreement shall be notified by EPS to the Company in order to evidence the undertaking assumed by EPS vis a vis the Company as set forth in this Section 2.

Section 3. Termination. This Agreement shall terminate on the earlier of (a) the date of termination of the Contribution and Subscription Agreement pursuant to Section 12.01 thereof and (b) the date provided in Section 1 for the undertaking contained in such Section and the date provided in Section 2 for the undertaking contained in such Section.

Section 4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Belgium.

Section 5. Arbitration. All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce in accordance with the procedures set forth in the Shareholders Agreement.

[the remainder of this page is intentionally left blank]

The parties to this Agreement have signed or have caused this Agreement on the date first written above, in three originals, each party acknowledging to have received one original.

EPS, By /s/ Frederic de Mevius By /s/ Alexandre Van Damme /s/ Charles Adriaenssen BRC, By /s/ Jorge Paulo Lemann By /s/ Roberto Thompson Motta

LOCK-UP AGREEMENT

LOCK-UP AGREEMENT, dated as of March 2, 2004 (this “Agreement”), between Interbrew S.A., a public limited company organized under the laws of the Kingdom of Belgium (“Interbrew”), and each person listed on Exhibit A hereto (each, a “Shareholder”and collectively, the “Shareholders”).

Whereas, Interbrew, the Stichting, EPS and the SB Group Companies named therein are, concurrently with the execution and delivery of this Agreement, entering into a Contribution and Subscription Agreement, dated as of the date hereof (the “Contribution and Subscription Agreement”);

WHEREAS, the parties desire to take all action necessary or desirable to complete the transactions contemplated by the Contribution and Subscription Agreement in accordance with the terms thereof as soon as practicable;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Share Ownership. Each Shareholder hereby represents and warrants, jointly and severally, to Interbrew, that the number of shares of common stock (and, in each case, the name of the holder(s) of record thereof), without par value, of Companhia de Bebidas das Américas-AmBev, a corporation organized under the laws of the Federative Republic of Brazil (“AmBev”, and such common stock, the “AmBev Common Stock”), and preferred stock, without par value, of AmBev (the “AmBev Preferred Stock”) listed next to such Shareholder’s name on Annex A (with respect to each Shareholder, collectively, the “AmBev Shares), are, and at the Closing Date, will be the number of AmBev Shares (and, in each case, the name of the holder(s) of record thereof) (i) in respect of which such Shareholder has, directly or indirectly, the right to vote, or direct the voting (collectively, with respect to each Shareholder, “AmBev Voting Shares”) and (ii) in respect of which such Shareholder has, directly or indirectly, to the right of disposition (collectively, with respect to each Shareholder, “AmBev Disposition Shares”).

Section 2. Transfer Restrictions. Each Shareholder hereby agrees, jointly and severally, while this Agreement is in effect, except as expressly contemplated hereby and under the Contribution and Subscription Agreement, not to sell, transfer, pledge, encumber, assign or otherwise dispose of (including by gift), directly or indirectly, or permit any lien, charge or other interest to exist on (collectively, “Transfer”), or consent to or permit any Transfer of, any of the AmBev Disposition Shares or any interest therein, or enter into any contract, option or other arrangement with respect to the Transfer (including any profit sharing or derivative arrangement having an economic effect similar to the Transfer) of any of such AmBev Disposition Shares or any interest therein, any AmBev Disposition Shares acquired by the Shareholder after the date hereof, any securities exercisable or exchangeable for or convertible into AmBev Disposition Shares, any other capital stock of AmBev or any interest in any of the foregoing to any person.

Section 3. Agreement to Vote in Favor of Transactions. Each Shareholder agrees, jointly and severally, that, from and after the date hereof and until the Termination Date, at any meeting of the shareholders of any person through which such Shareholder, at any time prior to the Termination Date, holds a direct or indirect interest in AmBev (each such person, a “Shareholder Company”), however called, or in connection with any written consent of the shareholders of any Shareholder Company, the Shareholder shall, and shall cause each Shareholder Company to:

(a) appear at each such meeting or otherwise cause all such Shareholder’s AmBev Voting Shares to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all of such Shareholder’s AmBev Voting Shares, in favor of the Contribution and Subscription Agreement and all other action, corporate or otherwise, requested in furtherance of the transactions contemplated thereunder; and (ii) against any action or agreement submitted for approval of such Shareholder Company that would, to the best of such Shareholder’s knowledge, result in a breach of any covenant, representation or warranty or any other obligation or agreement of a Shareholder Company contained in the Contribution and Subscription Agreement or of the Shareholder contained in this Agreement.

Section 4. Termination. This Agreement shall terminate on the earlier of (a) the Closing Date (as such term is defined in the Contribution and Subscription Agreement), and (b) the date of termination of the Contribution and Subscription Agreement pursuant to Section 12.01 thereof except with respect to Section 2, which shall terminate on the earlier of (a) the Closing Date (as such term is defined in the Contribution and Subscription Agreement), (b) the date of termination of the Contribution and Subscription Agreement pursuant to Section 12.01 thereof and (c) June 30, 2005.

Section 5. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Interbrew any direct or indirect ownership or incidence of ownership of or with respect to any AmBev Shares. All rights, ownership and economic benefits of and relating to the AmBev Shares shall remain vested in and belong to the Shareholder, and Interbrew shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of AmBev or exercise any power or authority to direct the Shareholder in the voting of any of the AmBev Shares, except as otherwise provided herein.

Section 6. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or delivered by an overnight courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Interbrew to:

Interbrew S.A.
Vaartstraat 94/4
3000 Leuven
Belgium
Fax: +32.16.31.54.46
Attention of Senior VP Legal, Corporate Secretary

with a copy to:

Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
England
Fax: 011-4420-7959-8950
Attention: George H. White

(b) if to Shareholder to the address listed below to the Shareholder’s name on Annex A hereto.

Section 7. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties to this Agreement and delivered to the other parties, it being understood that all parties to this Agreement need not sign the same counterpart. An executed counterpart of this Agreement delivered by fax or other means of electronic communication shall be deemed to be an original and shall be as effective for all purposes as delivery of a manually executed counterpart.

Section 8. Entire Agreement. This Agreement (together with the Contribution and Subscription Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties to this Agreement with respect to the subject matter hereof.

Section 9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil.

Section 10. Amendment. This Agreement may not be amended in respect of any Shareholder except by an instrument in writing signed by or on behalf of such Shareholder.

Section 11. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties to this Agreement further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

Section 12. Severability. Any term or provision of this Agreement which is determined by an arbitrator or court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its shareholders or limited partners. Upon any such determination, the parties to this Agreement shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties to this Agreement.

Section 13. Arbitration. All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce in accordance with the procedures set forth in the Contribution and Subscription Agreement.

IN WITNESS WHEREOF, the parties to this Agreement have signed or have caused this Agreement to be signed by their respective officers or other authorized persons thereunto duly authorized as of the date first written above.

Interbrew S.A. by /s/ John F. Brock Name: John F. BROCK Title: Chief Executive Officer by /s/ François Jaclot Name: François JACLOT Title: Chief Financial Officer

WITNESSES:

/s/ Jean Louis Van de Perre
Name: Jean Louis Van de Perre
ID Card: 161 0029528 54

/s/ Catherine Noirfalisse
Name: Catherine Noirfalisse
ID Card: 161 0019803 29

/s/ Marcel Herrmann Telles Marcel Herrmann Telles

WITNESSES

/s/ Marcio Aparecido Alves Correa
Name: Marcio Aparecido Alves Correa
R.G.: 14.114.166
CPF: 076.009.498-57

/s/ Tatiana Buzalaf de Andrade e Silva
Name: Tatiana Buzalaf de Andrade e Silva
R.G.: 6.122.637-0 SSP/PR
CPF: 021.829.769-65

/s/ Carlos Alberto Da Veiga Sicupira Carlos Alberto Da Veiga Sicupira

WITNESSES

/s/ Marcio Aparecido Alves Correa
Name: Marcio Aparecido Alves Correa
R.G.: 14.114.166
CPF: 076.009.498-57

/s/ Tatiana Buzalaf de Andrade e Silva
Name: Tatiana Buzalaf de Andrade e Silva
R.G.: 6.122.637-0 SSP/PR
CPF: 021.829.769-65

/s/ Jorge Paulo Lemann Jorge Paulo Lemann

WITNESSES

/s/ Marcio Aparecido Alves Correa
Name: Marcio Aparecido Alves Correa
R.G.: 14.114.166
CPF: 076.009.498-57

/s/ Tatiana Buzalaf de Andrade e Silva
Name: Tatiana Buzalaf de Andrade e Silva
R.G.: 6.122.637-0 SSP/PR
CPF: 021.829.769-65

Annex A

	AmBev Common Stock1	AmBev Preferred Stock

Marcel Herrmann Telles	8,253,913,260	213,145,000

Rua Dr. Renato Paes de
Barros 1017, 04530-001,
Sao Paulo, SP, Brazil

Carlos Alberto Da Veiga Sicupira	8,253,913,260

Avenida Brigadeiro Faria
Lima, 3729 - 7o. andar,
CEP 04538-905, Sao
Paulo, SP, Brazil

Jorge Paulo Lemann	8,253,913,260

Avenida Brigadeiro Faria
Lima, 3729 - 7o. andar,
CEP 04538-905, Sao
Paulo, SP, Brazil

1 Of the AmBev Common Stock included in the AmBev Disposition Shares the record owners are as follows: (i) S-Braco Participações S.A. owns 888,214,820 AmBev common shares, Braco S.A. owns 3,326,130,215 AmBev common shares, Empresa de Administração e Participações S.A. - Ecap owns 4,039,568,225 AmBev common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 09, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.